As filed with the Securities and Exchange Commission on July 26, 2005
Registration No. 333-124933

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2
to
Form S-11
FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
OF SECURITIES OF CERTAIN REAL ESTATE COMPANIES

Midlantic Office Trust, Inc.
(Exact name of registrant as specified in its governing instruments)

11200 Rockville Pike, Suite 502
Rockville, Maryland 20852 (301) 945-4300 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Sidney M. Bresler
Chairman, President and Chief Executive Officer
11200 Rockville Pike, Suite 502
Rockville, Maryland 20852
(301) 945-4300
(301) 945-4301 (Facsimile)
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Daniel M. LeBey, Esq. Ronald J. Lieberman, Esq. Hunton & Williams LLP Riverfront Plaza, East Tower, 951 E. Byrd Street Richmond, Virginia 23219 (804) 788-8200 (804) 788-8218 (Facsimile)	Brad S. Markoff, Esq. Jeffrey M. Sullivan, Esq. DLA Piper Rudnick Gray Cary US LLP 4700 Six Forks Road, Suite 200 Raleigh, North Carolina 27609 (919) 786-2000 (919) 786-2200 (Facsimile)

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.     ☐
      If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐
          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such dates as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 26, 2005
PROSPECTUS
12,750,000 Shares
Common Stock

      Midlantic Office Trust, Inc. is a self-advised Maryland corporation formed in March 2005 to invest in commercial office properties located in the Mid-Atlantic region. We will acquire substantially all of our initial properties from, and will utilize the proprietary management practices of, Bresler & Reiner, Inc., a publicly-traded company that has owned and developed diversified real estate properties for more than 30 years. We intend to qualify and elect to be taxed as a real estate investment trust, or REIT, for federal income tax purposes.
      We have entered into binding contracts with Bresler & Reiner and others to acquire nine properties consisting of 19 office buildings containing an aggregate of approximately 1.4 million rentable square feet and, as of March 31, 2005, having an average occupancy rate of approximately 96.4% and generating approximately $28.3 million of annualized gross rent. We will acquire our initial properties for an aggregate purchase price of approximately $228.1 million, including approximately $143.0 million of assumed debt secured by our initial properties. In connection with the acquisition of our initial properties, we expect to repay approximately $38.5 million of the assumed debt and also expect to pay approximately $5.3 million in associated prepayment fees and related costs. We further anticipate paying estimated closing costs of approximately $6.0 million to acquire our initial properties.
      This is our initial public offering. No public market currently exists for our common stock.
      We are selling all of the shares of common stock offered by this prospectus. We currently expect the initial public offering price to be between $14 and $16 per share. We have applied to list our common stock on the New York Stock Exchange under the symbol “MDA.”

      See “Risk Factors” beginning on page 17 of this prospectus for risk factors relevant to an investment in our common stock.

	Per Share	Total

Public offering price	$	$
Underwriting discount	$	$
Proceeds to us, before expenses	$	$
      We have granted the underwriters an option to purchase up to an additional 1,912,500 shares of common stock from us at the public offering price, less the underwriting discount, within 30 days after the date of this prospectus solely to cover over-allotments, if any. The underwriters are offering the shares of common stock covered by this prospectus as described in “Underwriting.”
      The underwriters expect to deliver the shares of common stock on or about                     , 2005.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Friedman Billings Ramsey
The date of this prospectus is                     , 2005.

Midlantic Office Trust Properties

102 Pickering Way, Exton, Pennsylvania

220 West Germantown Pike, Plymouth Meeting, Pennsylvania

5900 Centreville Road, Centreville, Virginia

4259 West Swamp Road, Doylestown, Pennsylvania

5160 Parkstone Drive, Chantilly, Virginia

      No dealer, salesperson or other individual has been authorized to give any information or make any representations not contained in this prospectus in connection with the offering made by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us or any of the underwriters. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of our securities in any jurisdiction in which such an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in the affairs of our company since the date hereof.
      Until                     , 2005, 25 days after the date of this prospectus, all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY
      This is only a summary and does not contain all of the information that you should consider before investing in shares of our common stock. You should read the entire prospectus, including “Risk Factors” and the financial statements, pro forma financial information and related notes appearing elsewhere in this prospectus, before deciding to invest in shares of our common stock. In this prospectus, unless the context suggests otherwise, references to “our company,” “we,” “us,” and “our” mean Midlantic Office Trust, Inc. and its subsidiaries, including its operating partnership, Midlantic Partnership, LP. Unless indicated otherwise, the information included in this prospectus assumes (1) no exercise by the underwriters of the over-allotment option to purchase up to an additional 1,912,500 shares of common stock, (2) that the shares of common stock to be sold in this offering are sold at $15 per share, which is the midpoint of the range set forth on the front cover of this prospectus, (3) that the initial value of a unit in our operating partnership, or operating partnership unit, and the initial value of a long term incentive unit in our operating partnership, or LTIP unit, is equal to the midpoint of the range of the public offering price per share of common stock set forth on the front cover of this prospectus and (4) that we will prepay or assume the debt secured by our initial properties on September 1, 2005, except for the debt on Blue Bell Plaza, which will be prepaid on or about December 10, 2005. Each LTIP unit issued in connection with our formation transactions or under our 2005 equity compensation plan will, upon vesting and achieving parity with our operating partnership units, be redeemable at the election of the holder beginning one year after issuance for an amount of cash based on the fair market value of a share of our common stock or, at our option, for a share of our common stock.
Overview
      Midlantic Office Trust, Inc. is a self-advised Maryland corporation formed in March 2005 to invest in commercial office properties located in the Mid-Atlantic region. We will acquire substantially all of our initial properties from, and will utilize the proprietary management practices of, Bresler & Reiner, Inc., a publicly-traded company that has owned and developed diversified real estate properties for more than 30 years. During the past four years, under the leadership of Sidney M. Bresler, our chairman, president and chief executive officer, Bresler & Reiner substantially expanded its investments in, and acquisition activities related to, commercial office properties, particularly in suburban markets in the Mid-Atlantic region of the United States. Although Bresler & Reiner has successfully applied established leasing and operating strategies to support this expansion, it believes that continued rapid growth in the commercial office sector is best pursued by a company, such as ours, that is solely dedicated to the commercial office business and that has greater access to capital, a more flexible debt structure and the benefits afforded a publicly-traded real estate investment trust, or REIT, that is listed on a national securities exchange.
      We intend to invest in commercial office properties located in the Mid-Atlantic region that typically contain up to 400,000 rentable square feet and command rental rates below the highest rental rate paid in an applicable market. We refer to properties of this kind as our target asset class. We consider the Mid-Atlantic region of the United States to be Washington D.C., Virginia, Maryland, Pennsylvania, New Jersey and Delaware. Properties in our target asset class are usually located in suburban markets.
      We will focus on our target asset class because, as compared to properties that contain more than 400,000 rentable square feet, are located in the central business districts of major metropolitan markets or command the highest rental rate in an applicable market, we believe:

•	investments in our target asset class offer more favorable pricing and opportunities for higher risk-adjusted yields;

•	investors seeking to acquire properties in our target asset class tend to be smaller and less sophisticated, giving us an advantage in bidding for and closing property acquisitions; and

•	properties in our target asset class are more frequently mismanaged and often have less effective leasing programs, which presents a greater opportunity for us to increase cash flows and value upon implementing our established leasing and operating strategies.

      We will focus on the Mid-Atlantic region because we believe we will be able to capitalize on our management team’s significant experience with, and extensive contacts in, the Mid-Atlantic region. We also believe that current demographic trends in the Mid-Atlantic region will support a diverse tenant base and continued growth in the value of our properties.
      We have entered into binding contracts to acquire nine commercial office properties consisting of 19 office buildings containing an aggregate of approximately 1.4 million square feet, which we refer to as our initial properties. All of our initial properties are located in suburban markets in the greater Washington, D.C. and greater Philadelphia, PA metropolitan areas and are currently owned, controlled or under contract to purchase by Bresler & Reiner. We will acquire our initial properties for an aggregate purchase price of approximately $228.1 million, including approximately $143.0 million of assumed debt secured by our initial properties. We expect to repay approximately $38.5 million of the assumed debt and to pay approximately $5.3 million in associated prepayment fees and related costs. We further anticipate paying estimated closing costs of approximately $6.0 million to acquire our initial properties.
Competitive Strengths

•	Experienced Management with a Strong Reputation and Local Market Knowledge. Our management team has an average of approximately 17 years of experience acquiring, financing, renovating, repositioning, managing, leasing and selling commercial real estate in the Mid-Atlantic region.

•	Network of Industry Contacts and Collaborative Relationships. Our management team has developed over time, through past dealings and transactions, a broad network of contacts that include property owners, developers, lenders, brokers, property managers and leasing agents and that we believe will be a continuous source of referrals of investment opportunities within the Mid-Atlantic region.

•	Superior Property Management Practices. We will utilize proprietary property management guidelines licensed from Bresler & Reiner and will require our local property managers to adhere to these guidelines.

•	Well-Situated Portfolio With a High Occupancy Rate and Strong and Diverse Tenant Base. As of March 31, 2005, our initial properties had an average occupancy rate of approximately 96.4% and at least 56.2% of the pro forma annualized base rent generated from these properties came from tenants who were either rated investment grade as reported by Standard & Poor’s or were government or government-sponsored agencies.

•	Growth-Oriented Capital Structure. After the completion of this offering and the acquisition of our initial properties, we would have sufficient capital to acquire approximately $216.0 million in additional properties, less any amounts we need to fund our working capital needs, without exceeding a debt level of approximately 65% of the aggregate fair market value of our properties.

Summary Risk Factors
      You should carefully consider the matters discussed in the “Risk Factors” section beginning on page 17 prior to deciding whether to invest in shares of our common stock. Some of these risks include:

•	we have not obtained recent third-party appraisals of our initial properties, and the consideration we will pay to Bresler & Reiner for our initial properties was not negotiated at arm’s length and may exceed their fair market value or the value that would be determined by third-party appraisals;

•	we did not negotiate at arm’s length the terms of our purchase and other agreements entered into as part of our formation transactions between us, Bresler & Reiner, Sidney M. Bresler and Charles S. Bresler, as the case may be, and the terms of those agreements may be more favorable to these parties than they would have been had the agreements been negotiated by adverse parties;

•	all of our initial properties are located in the Mid-Atlantic region of the United States, particularly the greater Washington, D.C. and Philadelphia, PA metropolitan areas, making us vulnerable to adverse changes in local economic and market conditions;

•	loss, bankruptcy or insolvency of significant tenants, or their other failure to make lease payments, could lead to a substantial decrease in our cash flow, impair the value of our real estate and materially adversely affect our ability to make distributions to our stockholders;

•	we expect to experience significant growth and may not be able to adapt our management and operational systems to integrate acquired properties without unanticipated disruption or expense;

•	we may be unable to renew expiring leases, lease vacant space or re-lease space on a timely basis or on comparable or better terms, which could significantly decrease our cash flow;

•	our available cash may not be sufficient to make expected distributions to our stockholders and our estimated initial annual distribution to stockholders represents 201% of our estimated cash available for distribution;

•	our management has limited experience operating a REIT, which could negatively affect our ability to qualify as a REIT and maintain that status;

•	we depend on key personnel with long-standing business relationships, and the loss of any of our key personnel could threaten our ability to operate our business successfully;

•	we may experience conflicts of interest because Sidney M. Bresler, our chairman, president and chief executive officer, will continue to serve as a director of Bresler & Reiner, and Charles S. Bresler, a future member of our board of directors, will continue to serve as the chairman of Bresler & Reiner;

•	we are subject to risks associated with real estate assets and with the real estate industry; and

•	if we fail to qualify or remain qualified as a REIT for federal income tax purposes, we will not be able to deduct our dividends, and our income will be subject to taxation.
Our History and Management Team
      We are acquiring substantially all of our initial properties from, and will utilize the proprietary management techniques of, Bresler & Reiner. Bresler & Reiner has been an opportunistic investor, owner and developer of diversified real estate properties for more than 30 years, operating in the office, residential and hospitality property sectors. Our management team will include Sidney M. Bresler, our chairman, president and chief executive officer, Paul J. Zambrotta, our executive vice president, chief financial officer and treasurer and Dana K. Weinberg, our senior vice president, asset management and secretary. Charles S. Bresler, chairman of Bresler & Reiner, will become a member of our board of directors upon the completion of this offering.
      The growth of Bresler & Reiner’s commercial office business accelerated and coincided closely with the assumption by Sidney M. Bresler of greater responsibility for managing the affairs of Bresler & Reiner, first as its chief operating officer in June 2000 and then as its chief executive officer in June 2002. From June 30, 2000 through March 31, 2005, Bresler & Reiner increased its investment in properties located in the Mid-Atlantic region and within our target asset class from approximately 204,000 rentable square feet to approximately 1.3 million rentable square feet, and increased its gross rental revenue generated from these types of properties at an even greater rate. Upon completion of this offering, Sidney M. Bresler will resign as the president and chief executive officer of Bresler & Reiner but will continue to serve as a director.
      Paul J. Zambrotta has agreed to become our executive vice president, chief financial officer and treasurer upon completion of this offering and is currently serving as a consultant to Bresler & Reiner. Mr. Zambrotta has 20 years of experience in the real estate industry and served as the chief financial officer of CV REIT Inc., a publicly-traded REIT. Upon completion of this offering, Paul J. Zambrotta will cease acting as a consultant for Bresler & Reiner.
      The addition in 2002 of Dana K. Weinberg as the officer in charge of asset management at Bresler & Reiner bolstered that company’s implementation of its office strategy within its diversified operations. Mr. Weinberg has experience managing, leasing and overseeing large commercial property portfolios for institutions such as First Washington Realty, Inc., RREEF and CarrAmerica Realty Corporation. Mr. Weinberg has been instrumental in helping to develop the proprietary property management guidelines that Bresler & Reiner requires of its property managers, which we will license from Bresler & Reiner. Upon completion of this offering, Dana K. Weinberg will resign as the director of asset management of Bresler & Reiner.
Our Strategy

•	Targeting Properties with Stable Cash Flows and Near-Term Upside Potential. We will seek properties that have stable cash flows and near-term upside potential that may result from value added improvements, enhanced tenant services and strong management and leasing.

•	Maintaining a Selective Geographic Focus. All of our initial properties are located in suburban markets within the greater Washington, D.C. and Philadelphia, PA metropolitan areas. We intend to take advantage of improving conditions in our markets by acquiring additional properties in the Mid-Atlantic region.

•	Using Third Party Property Managers and Leasing Agents. We will engage local third-party property managers and experienced local leasing agents and national leasing companies who have a strong presence in our properties’ markets. We believe hiring local property managers and leasing agents who embrace the idea of building a collaborative relationship with us and who offer value-added services assists us in ensuring a property’s success within a local market.

•	Employing Intensive Asset Management and Oversight. While we will rely upon local third-party property managers who adhere to our proprietary property management guidelines to handle the day-to-day operations at our properties, we will actively oversee all aspects of each property.

•	Providing Cost-Effective Onsite Property Maintenance. We will seek to cluster groups of properties so our property managers may provide cost-effective on-site maintenance to our tenants.

•	Employing Successful Bidding and Diligence Techniques. We will conduct extensive due diligence before bidding on a property. We believe our management’s reputation for thorough due diligence in support of their bids, combined with its reputation for closing transactions once they are under contract, gives us enhanced credibility with sellers.

•	Utilizing Prudent Leverage. We intend to target an overall debt ratio of up to 65% of the aggregate fair market value of our properties.

Washington, D.C. and Philadelphia, PA Commercial Office Markets
      Unless otherwise stated, all commercial office market data was provided by Torto Wheaton Research, a business unit of CB Richard Ellis. References in this information to “direct” vacancy rates means actual vacancy rates excluding space that is subleased and references to vacancy rates without modification by “direct” or to “total” vacancy rates mean actual vacancy rates including subleased space. “Effective rents” capture free rent but do not reflect the impact of tenant improvements. When we refer to “absorption,” we mean the positive or negative change over a period of time in the total amount of space occupied.
      As a general matter we believe that office markets nationally and in the Mid-Atlantic region are recovering from a period of low demand and oversupply. For purposes of comparison to the market-specific information below, we note that the nation’s vacancy rate was 16.8% at year end 2003, 15.4% at year end 2004 and 15.0% at the end of the first quarter 2005.

Metropolitan Washington, D.C.
      The metropolitan Washington, D.C. area is the nation’s second largest office market with approximately 252.1 million square feet of office space in 1,989 properties. While the national economic downturn beginning in 2001 affected the metropolitan Washington, D.C. area, the region outperformed other markets by experiencing stronger average demand growth that translated into a vacancy rate that remained consistently below the national average. Management believes that the metropolitan Washington, D.C. area should continue to out-perform national averages.
      The metropolitan Washington, D.C. area is the nation’s fifth most populous with approximately 5.4 million people. Asking rents are second highest in the nation, behind only New York City. The metropolitan Washington, D.C. area’s total employment growth averaged 1.8% annually over the past five years, significantly outperforming the national pace of job growth of 0.3%. Economy.com is forecasting job growth of approximately 1.8% per year over the next five years, consistent with the pace achieved since 1999.
      Absorption in the Washington, D.C. area increased from 4.7 million square feet in 2003 to 10.3 million square feet in 2004 and was 2.5 million square feet in the first quarter 2005. In comparison, completions of new space increased more slowly, from 3.4 million square feet in 2003 to 5.6 million square feet in 2004 and were 1.6 million square feet in the first quarter 2005. The levels of both new space completions and demand registered over the past two years in the metropolitan Washington, D.C. area were the strongest in the country. In comparison, New York City recorded the second highest level of absorption of 5.6 million square feet of space in 2004 and 1.5 million square feet in the first quarter 2005. The metropolitan Washington, D.C. area vacancy rate in the recent downturn peaked in the first quarter of 2003 at 13.3%. Vacancy decreased to 12.5% at year end 2003, to 10.3% at year end 2004 and to 9.9% at the end of the first quarter 2005. From year end 2003 to year end 2004, direct vacancies decreased 130 basis points to 8.6% and sublet vacancies decreased 80 basis points to 1.8%. At the end of the first quarter 2005, direct vacancies decreased to 8.3% and sublet vacancies decreased to 1.6%.
      Average gross asking rents in the Washington, D.C. area were $30.35 per square foot at year end 2004, compared to $29.72 per square foot rate at year end 2003 and increased to $30.86 per square foot at the end of the first quarter 2005. During the same period, average gross effective rents, namely the actual rents received by landlords less concessions to tenants, decreased from $28.44 in 2003 to $27.59 in 2004 but increased to $28.27 per square foot at the end of the first quarter 2005. In addition, total office property sales volume increased from approximately $7.1 billion in 2003 at an average price of $222 per square foot to approximately $7.6 billion in 2004 at an average price of $247 per square foot, according to Real Capital Analytics. During the 12 months ended March 31, 2005, sales volume was $7.5 billion at an average price of $291 per square foot, also according to Real Capital Analytics.
      Over the next two years, Torto Wheaton Research is forecasting absorption to average 6.7 million square feet per year and new deliveries to average 5.0 million square feet per year. This is expected to help reduce total vacancy rates to 8.8% by the end of 2005 and 8.6% by the end of 2006 and cause rents to grow 10.1% in 2005 and an additional 5.6% by the end of 2006.

Metropolitan Philadelphia
      The greater metropolitan Philadelphia area is the ninth largest office market in the United States with approximately 100.6 million square feet of rentable office space in 1,288 properties. The greater Philadelphia metropolitan area is the sixth most populous nationally with approximately 5.2 million residents. Rents in the area rank among the 20 highest nationally. Total employment growth in the metropolitan Philadelphia area averaged 0.4% annually over the past five years, exceeding the top 50 major U.S. office market average, which registered employment growth of 0.3% over the same period. Economy.com is forecasting the metropolitan Philadelphia area’s office employment growth to accelerate from less than 0.5% to more than 1.0% over the next two years.

      In 2004, the metropolitan Philadelphia area registered absorption of 2.7 million square feet, more than offsetting 1.3 million square feet of new rentable office space added to the market during that year. This demand growth represents a significant shift in momentum after three years of negative absorption that totaled 1.9 million square feet, including 181,000 square feet of negative absorption in 2003. From 1999 through 2002, new space entered the market at an annual pace exceeding the historical average of 2.0 million square feet per year. This pace slowed in 2003 and 2004, when 816,000 square feet and 1.3 million square feet, respectively, entered the market. In the first quarter 2005, absorption of 591,000 rentable square feet exceeded 143,000 rentable square added to the market during this quarter. The moderating pace of new deliveries helped lower the total vacancy rate to 14.6% at the end of the first quarter 2005 from 15.1% at year end 2004, as further compared to 16.7% at year end 2003. Philadelphia’s lower vacancy in the past year resulted from improvements in both direct vacancies rate and sublet vacancies rate. From year end 2003 to year end 2004, direct vacancies decreased 90 basis points to 13.1% and sublease vacancies decreased 70 basis points to 2.0%. At the end of first quarter 2005, direct vacancies were 13.2% and sublet vacancies decreased 50 basis points from year end 2004 to 1.5%.
      The positive momentum in 2004 has reduced the downward pressure on rents in the metropolitan Philadelphia area. As metropolitan Philadelphia area vacancy rates move closer to their long-term historical average of 12.2%, rents should increase. Average asking rents net of electric costs in the metropolitan Philadelphia area were $22.39 per square foot at the end of first quarter 2005, down slightly from $22.43 per square foot at year end 2004, but up slightly as compared to $22.22 per square foot at year end 2003. During the same period, average effective rents net of electric costs, namely the actual rents received by landlords net of electric costs and less concessions to tenants, increased to $19.66 per square foot at the end of first quarter 2005 from $19.48 at year end 2004, which further compares to $19.87 per square foot at year end 2003. In addition, total office property sales volume increased from approximately $1.0 billion in 2003 at an average price of $113 per square foot to approximately $1.7 billion in 2004 at an average price of $132 per square foot, according to Real Capital Analytics. During the 12 months ended March 31, 2005, sales volume was $1.9 billion at an average price of $133 per square foot, according to Real Capital Analytics.
      Torto Wheaton Research is estimating that absorption will average approximately 1.5 million square feet of space in 2005 and 2006, with 1.3 million square feet and less than 200,000 square feet of new space being delivered in 2005 and 2006, respectively. Although these anticipated additions to supply will likely keep the vacancy rate and rental rates flat in 2005, rents should start to recover toward the end of 2005. As a result, Torto Wheaton Research anticipates rent growth will accelerate to 5.5% by the end of 2006, well ahead of the current pace of inflation.

Our Initial Properties
      The following table provides summary information, as of March 31, 2005, regarding the properties that we have under contract.
Initial Properties

		Number
	Property	of	Year Built/		Our Purchase	Rentable	Annualized
Property	Type	Buildings	Renovated(1)	Submarket	Price(2)	Square Feet	Base Rent(3)	Occupancy	Primary Tenants(4)

Greater Washington, D.C. Metropolitan Area

Fort Hill Centre	Office	1	1987	Centreville	$10,450,000	66,514	$1,362,206	92.8	Marriott Corporation
Sudley North	Office	5	1987	Manassas/ Woodbridge	24,702,000	188,495	3,405,281	92.8	Prince William County
Wynwood	Office	2	1991	Route 28 Corridor South	11,500,000	88,183	1,816,554	97.8	Integrity Applications SAIC
Versar Center	Office	2	1982,1986/ 2003	Springfield	23,500,000	216,216	3,571,027	89.6	Versar, Cornet Technology, NCPPO
Greater Philadelphia, PA Metropolitan Area

Fort Washington Executive Center	Office	3	1987	Fort Washington/ Spring House	68,754,000	393,067	8,343,181	98.7	The Hartford McNeill ADT Security Amerihealth
200 and 220 West Germantown Pike	Office	2	1950/ 1999, 2000	Plymouth Meeting/ Blue Bell	23,284,000	114,968	2,540,220	100.0	Computer Associates Bailey Design
102 Pickering Way	Office	1	1980/2002	Chester County	15,662,000	79,810	1,766,660	100.0	American Executive Centers Yves Rocher
Cross Keys Building	Office	1	1974/2002	Bucks County	18,296,000	81,844	1,769,899	97.8	Bucks County Morgan Stanley Wachovia Beacon Biosciences
Blue Bell Plaza(5)	Office	2	1967, 2000/ 2001	Plymouth Meeting/ Blue Bell	32,000,000	154,856	3,728,856	100.0	Merck Skanska

Total/Average		19			$228,148,000	1,383,953	$28,303,884	96.4%

(1)	Year built/ renovated includes the year in which construction was completed and, where applicable, the year of most recent major renovation.

(2)	Excludes (i) approximately $6.0 million in estimated closing costs to acquire our initial properties and (ii) estimated debt prepayment fees and related costs of approximately $5.3 million. Includes assumed debt of approximately $143.0 million.

(3)	Annualized base rent means the actual monthly base rent in effect under existing leases as of March 31, 2005 times 12.

(4)	Represents tenants accounting for more than 10.0% of each property’s annualized base rent.

(5)	Property is currently under binding contract with Bresler & Reiner and we have entered into an assignment agreement with Bresler & Reiner whereby we will be assigned the right to purchase Blue Bell Plaza.

     In addition to our initial properties, we will also have a right of first offer, a right of first refusal, or purchase options to acquire, an additional estimated 551,200 rentable square feet of commercial office space that is owned or under development by Bresler & Reiner and is located in the Mid-Atlantic region. These properties do not currently satisfy our investment criteria, however, we expect they may satisfy our investment criteria in the future. Bresler & Reiner will also continue to own or maintain ownership interests in a business park consisting of nine buildings and an additional 15 office buildings as well as various parcels of undeveloped land within the Mid-Atlantic region that we will not acquire because they do not satisfy our investment criteria or Bresler & Reiner does not control the property. We do not expect these conditions to change.

Our Formation Transactions
      We refer to the following series of transactions as our formation transactions.

•	We were incorporated in March 2005 as a Maryland corporation. Sidney M. Bresler, our chairman, president and chief executive officer, is also our sole stockholder and holds 1,000 shares of our common stock, which he purchased at par value upon our formation.

•	Also in March 2005, we organized Midlantic Partnership, LP, a Delaware limited partnership, as our operating partnership. We will conduct substantially all of our operations and own substantially all of our assets through our operating partnership. Through our wholly-owned subsidiary, Midlantic Office Properties, LLC, a Delaware limited liability company, we hold the sole general partnership interest in our operating partnership.

•	In April 2005, we incorporated Midlantic Services, Inc., our taxable REIT subsidiary, or TRS.

•	Prior to the initial filing of the registration statement of which this prospectus is a part, we entered into a license and non-competition agreement with Bresler & Reiner and Charles S. Bresler. Pursuant to this agreement:

•	Bresler & Reiner will license to us certain intellectual property rights, including the right to use Bresler & Reiner’s proprietary management practices and other business methods and procedures that we will use to acquire, manage, operate and lease our properties;

•	Bresler & Reiner and Charles S. Bresler will agree, subject to certain exceptions for existing and other agreed upon investments, not to compete, directly or indirectly, with us in the commercial office property sector in the Mid-Atlantic region for at least five years from the closing of our initial public offering;

•	Bresler & Reiner and Charles S. Bresler will agree to refer to us future opportunities to acquire or invest in additional commercial office properties located in the Mid-Atlantic region that they identify for at least five years from the closing of our initial public offering; and

•	Bresler & Reiner will provide us with certain rights to acquire additional commercial office properties that are owned or under development by Bresler & Reiner and are located in the Mid-Atlantic region, namely a right of first offer, right of first refusal and purchase options.

•	In consideration of the license grant, non-competition agreement, rights to acquire additional commercial office properties and referral obligations set forth in the license and non-competition agreement, we will cause our operating partnership to issue to Bresler & Reiner an aggregate of 255,000 LTIP units. These LTIP units will represent approximately 2.0% of the shares of our common stock being sold in this offering, excluding any exercise of the underwriters’ over-allotment option.

•	We entered into binding purchase and sale agreements with Bresler & Reiner. These agreements give us the right to acquire eight of our nine initial properties from Bresler & Reiner upon the closing of this offering for approximately $196.1 million, including approximately $125.9 million of assumed debt. We anticipate paying estimated closing costs of approximately $5.2 million.

•	We entered into an assignment agreement with Bresler & Reiner. Under the assignment agreement, Bresler & Reiner agreed to assign to us its right to purchase Blue Bell Plaza, our ninth office property for approximately $32.0 million, including approximately $17.1 million of assumed debt. We anticipate paying estimated closing costs of approximately $789,000.

•	Immediately prior to the closing of this offering, we will effect a stock split in the form of a stock dividend so that Sidney M. Bresler, our chairman, president and chief executive officer, as a result of his ownership of the 1,000 shares he acquired in March 2005, will own 63,750 shares, which is expected to be equal to one-half of 1% of the shares of our common stock being sold in this offering, excluding any exercise of the underwriters’ over-allotment option. Sidney M. Bresler will agree not to sell or otherwise transfer those shares for a period of two years after the date of this prospectus without the permission of the underwriters.

•	At the closing of this offering, we will sell 12,750,000 shares of our common stock at the initial public offering price.

•	At the closing of the offering, Sidney M. Bresler and Dana K. Weinberg will resign from their positions as president and chief executive officer and director of asset management at Bresler & Reiner, respectively, and will join our company as full time officers. Furthermore, at the closing of the offering, Paul J. Zambrotta will cease acting as a consultant for Bresler & Reiner and will also join our company as a full time officer.

•	Immediately following the closing of this offering we will contribute the net proceeds of this offering to our operating partnership in exchange for which we will receive operating partnership units, and we will own an approximate 97.0% interest in our operating partnership after giving effect to our formation transactions.

•	Upon the closing of the offering, we will cause our operating partnership to issue to our executive officers and our non-employee directors an aggregate of approximately 147,000 LTIP units. Upon vesting and achieving parity with the operating partnership units, these LTIP units would represent approximately 1.1% of the shares of our common stock being sold in this offering, assuming no exercise of the underwriters’ over-allotment option, and will be “redeemable” in accordance with the terms of our partnership agreement.

•	Upon the closing of this offering, our operating partnership will enter into an employee lease and transition services agreement with Bresler & Reiner to support our operations for a period of up to nine months following completion of this offering. We will pay Bresler & Reiner a monthly fee that will not exceed $50,000 per month while the agreement remains in effect. In accordance with the agreement, Bresler & Reiner will provide us with the use of certain employees and services, including internal audit, human resources, benefit administration, accounting, information technology and management support services.

•	Following the closing of this offering, we will acquire our initial properties, and we expect to repay approximately $38.5 million of assumed debt secured by our initial properties and also expect to pay approximately $5.3 million in associated prepayment fees and related costs.

      For a discussion of the terms of the purchase and sale, assignment, license and non-competition and employee lease and transition services agreements and other related party matters between us and Bresler & Reiner, see “Certain Relationships and Related Party Transactions.”

Our Structure
      The following chart illustrates the structure of our company following completion of the offering and our other formation transactions and reflects outstanding equity interests immediately upon completion of this offering:

Conflicts of Interest
      There are conflicts of interest, some of which may be material, between certain of our executive officers and directors, on the one hand, and us and our stockholders, on the other. These conflicts of interest could result in decisions that are not in your best interest. These conflicts may arise in connection with:

•	duties owed concurrently to us and Bresler & Reiner by Sidney M. Bresler and Charles S. Bresler, each of whom will continue to serve on the board of Bresler & Reiner;

•	enforcement of our rights under the purchase and sale, employee lease and transition services and license and non-competition agreements with Bresler & Reiner or Charles S. Bresler, as the case may be;

•	certain property management agreements and an insurance brokerage relationship with entities affiliated with Bresler & Reiner;

•	employment agreements with our officers;

•	our pursuit of real estate in competition with Bresler & Reiner that could be utilized for purposes other than commercial office space; and

•	duties that our directors and executive officers may owe to us on the one hand and to our operating partnership and its limited partners on the other hand.
In addition, the terms of our agreements with Bresler & Reiner, Sidney M. Bresler and Charles S. Bresler, together with their affiliates were not negotiated at arm’s length but were instead determined by our management team, which is subject to the conflicts described in this section.
      Some of the conflicts that may arise may be exacerbated by the fact that as of March 31, 2005, Sidney M. Bresler and Charles S. Bresler beneficially owned 0.1% and 43.5% of Bresler & Reiner, respectively. Furthermore, while Sidney M. Bresler, Dana K. Weinberg and Paul J. Zambrotta will become our full time employees following completion of this offering, they are currently employed by, or acting as a consultant for, Bresler & Reiner.
      To mitigate the conflicts of interest between our executive officers and directors and us and our limited partners, we have entered into agreements with Bresler & Reiner, Sidney M. Bresler and Charles S. Bresler that, subject to certain exceptions, restrict their ability to compete directly with us. We will also adopt special conflicts policies and will include special conflicts provisions in our operating partnership’s organizational documents clarifying that unavoidable conflicts between our stockholders and the limited partners of our operating partnership will be resolved in our favor.
      Bresler & Reiner has agreed, in connection with our formation transactions, to provide us a right of first offer, a right of first refusal or a purchase option to acquire an additional estimated 551,200 rentable square feet of commercial office space that is owned or under development by Bresler & Reiner and is located in the Mid-Atlantic region. Bresler & Reiner and Charles S. Bresler have further agreed to refer to us, and not to pursue, any commercial office building investment opportunity in the Mid-Atlantic region that comes to their attention for at least five years from the closing of our initial public offering.
      Our board of directors will adopt a policy that any decision regarding disposition, acquisition or refinancing of a property in which a director or executive officer of Bresler & Reiner has an interest, or regarding any agreements involving us and Bresler & Reiner or any of our or its executive officers, directors or their affiliates, will be subject to approval of a majority of our disinterested directors. A majority of our board of directors will consist of directors that are independent within the meaning of applicable New York Stock Exchange rules.
Related Party Transactions
      In addition to selling or contributing our initial properties as described elsewhere in this prospectus, Bresler & Reiner has a 50% ownership interest in Redwood Commercial Management, LLC, a Virginia-based property management and leasing company that we expect will manage and lease four of our initial properties. We expect to pay Redwood a base management fee of approximately 3% of each property’s gross revenues. We also expect to pay Redwood leasing commissions in the range of 3% to 5% depending on whether the lease is with a new tenant or existing tenant and whether Redwood utilized the service of a cooperating broker.
      Furthermore, Bresler & Reiner’s wholly-owned subsidiary, B&R Agency, Inc., is a title insurance agency and will initially act as our broker in providing title insurance to us. In connection with our formation transactions, we will pay B&R Agency, Inc. approximately $75,000. We believe the terms of our property management relationship with Redwood and our insurance relationship with B&R Agency, Inc. are on terms as favorable as we would receive from unaffiliated third parties.
      Bresler Family Investors LLC, of which Charles S. Bresler is the sole manager, owns a 50% general partnership interest in Paradise Sudley North Building D Partnership (Building D Partnership), which in turn owns Sudley North Building D. Following the completion of this offering, we will acquire Sudley North Building D for an aggregate purchase price of approximately $8.5 million, consisting of approximately $2.3 million in cash and approximately $6.2 million of assumed debt. Charles S. Bresler and Sidney M. Bresler beneficially own a 98% and 2% interest, respectively, in Bresler Family Investors LLC.
Distribution Policy
      After this offering, we intend to make regular quarterly distributions to our stockholders. We intend to pay a pro rata initial distribution, covering the partial three-month period, commencing on the closing of this offering and ending on September 30, 2005, based on a $.16875 per share distribution rate for a full quarter. After this offering, distributions will be authorized by our board of directors based upon a number of factors, including:

•	the amount of our funds from operations;

•	our overall financial condition;

•	our debt service requirements;

•	our capital expenditure requirements;

•	our taxable income;

•	the annual distribution requirements under the REIT provisions of the Internal Revenue Code; and

•	other factors our board of directors, in its sole discretion, deems relevant.
      Distributions to our stockholders generally will be taxable to our stockholders as ordinary income. A significant portion of our investments will be equity ownership interests in commercial office properties, which will result in depreciation and non-cash charges against our taxable income. A portion of our distributions in excess of our current and accumulated earnings and profits are expected to constitute a return of capital rather than taxable dividends, which will reduce your basis in your shares of our common stock but will not be subject to tax.
      Our ability to make distributions to our stockholders will depend on our receipt of distributions from our operating partnership, which in turn will depend upon the receipt of lease payments from our tenants, our operating expenses and our debt service and capital expenditure requirements, among other factors. Our cash available for distribution may be less than the amount required to meet the distribution requirements for REITs under the Internal Revenue Code, and we may be required to obtain a loan and borrow money or sell assets to pay out enough money to satisfy the distribution requirements. Furthermore, the amount we may be required to distribute to our stockholders to qualify as a REIT or the amount we may need to satisfy our estimated annual distribution to our stockholders could exceed the cash we generate from our operations and, as a result, we may distribute net proceeds from this offering.
Our Tax Status
      We will elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our short taxable year beginning on the business day prior to the closing of this offering and ending on December 31, 2005. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for federal income tax purposes. To qualify for and maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. As a REIT, we generally will not be subject to federal income tax on REIT taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property. In addition, the income of our TRS, Midlantic Services, Inc., will be subject to taxation at normal corporate rates, although we do not presently intend to conduct any activities through our taxable REIT subsidiary. See “Federal Income Tax Considerations.”
Our Principal Office
      Our principal executive offices are currently located at 11200 Rockville Pike, Suite 502, Rockville, Maryland 20852. Our telephone number is (301) 945-4300. Our internet address will be www.midlanticofficetrust.com. Our internet website and the information contained therein or connected thereto does not constitute a part of this prospectus or any amendment or supplement thereto.

The Offering

Shares of common stock offered by us	12,750,000 shares(1)

Shares of common stock outstanding after this offering	13,068,750 shares(2)

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $175.4 million after deducting the underwriting discount, and estimated offering fees and expenses payable by us, including approximately $1.6 million for reimbursement to Bresler & Reiner for organization and offering expenses incurred on our behalf. If the underwriters exercise in full their option to purchase up to an additional 1,912,500 shares of our common stock to cover over-allotments, if any, our net proceeds will be approximately $202.1 million. We will contribute the net proceeds from this offering to our operating partnership in exchange for operating partnership units. Our operating partnership expects to use the net proceeds as follows:

• approximately $91.1 million to fund the cash portion of the purchase price for our initial properties, including estimated closing costs;

• approximately $38.5 million to repay outstanding debt secured by our initial properties;

• approximately $6.4 million will be deposited with our lenders to satisfy reserve requirements under certain loans we will be assuming;

• approximately $5.3 million to pay prepayment fees and related costs;

• approximately $4.3 million to fund our estimated annual distribution to our stockholders; and

• the balance for general corporate and working capital purposes, including future investments in office properties.

Pending these uses, we intend to invest the net offering proceeds in interest- bearing, short-term, marketable investment grade securities or money market accounts that are consistent with our intention to qualify as a REIT.

Proposed New York Stock Exchange symbol	“MDA”

(1)	Excludes (i) up to 1,912,500 shares of our common stock that may be issued by us upon exercise of the underwriters’ over- allotment option and (ii) up to approximately 402,000 shares of common stock issuable upon conversion of LTIP units held by Bresler & Reiner and certain of our executive officers and non-employee directors. Includes approximately 255,000 shares of common stock expected to be sold in this offering and reserved for sale by us directly to our directors, officers, employees, business associates and related persons through a directed share program and 1,000,000 shares of common stock expected to be sold to Bresler & Reiner at the offering price for which, in each case, we will not pay an underwriting discount.

(2)	Excludes (i) up to 1,912,500 shares of our common stock that may be issued by us upon exercise of the underwriters’ over- allotment option and (ii) up to approximately 147,000 shares of common stock issuable upon conversion of LTIP units held by certain of our executive officer and non-employee directors that are subject to vesting. Includes 255,000 LTIP units issued to Bresler & Reiner in consideration for the license grant, non-competition agreement, rights to acquire additional commercial office properties and referral obligations set forth in the license and non-competition agreement. Includes 63,750 shares owned by Sidney M. Bresler, following a stock split in the form of a stock dividend in which we will increase the number of shares held by Sidney M. Bresler to equal one-half of 1.0% of our common stock being sold in this offering, excluding exercise of the underwriters’ over-allotment option.

SUMMARY FINANCIAL AND OTHER DATA
      The following table sets forth selected financial and operating data on a pro forma basis for Midlantic Office Trust, Inc. We have not presented historical information for Midlantic Office Trust, Inc. because we have not had any corporate activity since our formation other than the issuance of 1,000 shares of common stock in connection with the initial capitalization of our company and because we believe that a discussion of the results of Midlantic Office Trust, Inc. would not be meaningful. You should read the following pro forma information in conjunction with our pro forma consolidated financial statements and notes thereto included elsewhere in this prospectus.
      The unaudited pro forma consolidated balance sheet data is presented as if this offering and the formation transactions, along with the purchase of our initial properties, all had occurred on March 31, 2005. The unaudited pro forma consolidated statements of operations data for the three months ended March 31, 2005 and for the 12 months ended December 31, 2004 are presented as if this offering and the formation transactions, along with the purchase of our initial properties, all had occurred on January 1, 2004. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been as of or for the period indicated, nor does it purport to represent our future financial position or results from operations.
Midlantic Office Trust, Inc.
Pro Forma Condensed Consolidated Financial Statements Data
(Unaudited)

	Three Months
	Ended	12 Months Ended
	March 31, 2005	December 31, 2004

Statement of Operations Data:
Rental income (excluding straight-line rent)	$7,078,000	$27,562,000
Rental income-straight-line rent	(8,000)	534,000
Recoveries from tenants	751,000	3,298,000
Amortization of above and below market lease intangibles — net	248,000	1,034,000
Other revenues	18,000	107,000

Total operating revenues	8,087,000	32,535,000
Operating expenses:
Management fees	229,000	941,000
Other property operating	2,926,000	11,147,000
Depreciation and amortization	2,856,000	12,064,000
Non-cash general and administrative expenses(1)	164,000	5,437,000
Other general and administrative expenses	825,000	3,301,000

Total operating expenses	7,000,000	32,890,000
Net operating income	1,087,000	(355,000)
Other expenses
Interest expense	(1,496,000)	(6,466,000)
Minority interest	12,000	205,000

Net loss	$(397,000)	$(6,616,000)

Pro forma basic and diluted loss per share(2)	$(0.03)	$(0.52)

Weighted average common shares outstanding	12,813,750	12,813,750

	Three Months
	Ended	12 Months Ended
	March 31, 2005	December 31, 2004

Balance Sheet Data (at period end):
Rental property	$217,564,000	—
Total assets	308,660,000	—
Mortgages and notes payable	126,399,000	—
Total liabilities	133,230,000	—
Minority interest	3,333,000	—
Stockholders’ equity	172,097,000	—
Total liabilities, minority interest and equity	308,660,000	—
Other Data:
Funds from operations(3)	$2,373,000	$5,086,000
Reconciliation of Pro Forma Funds from Operations
Pro forma net loss	$(397,000)	$(6,616,000)
Adjustments:
Pro forma minority interest share of depreciation and amortization	(86,000)	(362,000)
Pro forma real estate depreciation and amortization	2,856,000	12,064,000

Pro forma funds from operations	$2,373,000	$5,086,000

(1)	Represents (i) non-cash expense of the license of certain intellectual property assets, a non-competition agreement and other arrangements with Bresler & Reiner set forth in the license and non-competition agreement, in exchange for LTIP units in our operating partnership and (ii) non-cash compensation expense associated with 1,000 shares of our common stock purchased by a member of our management upon our initial formation in March 2005, which subsequent to a stock split in the form of a stock dividend which we will effect, will represent one-half of 1.0% of our common stock being sold in this offering (excluding any exercise of the underwriters’ over-allotment option), and other non-cash compensation expense.

(2)	Pro forma basic and diluted earnings per share equals pro forma net income divided by the number of shares of our common stock to be outstanding after this offering.

(3)	As defined by the National Association of Real Estate Investment Trusts, or NAREIT, funds from operations, or FFO, represents net income (computed in accordance with United States generally accepted accounting principles, or GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures. We present FFO because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

RISK FACTORS
      An investment in our common stock involves risks. You should carefully consider the following factors in addition to other information contained in this prospectus before purchasing our common stock. The occurrence of any of the following risks might cause you to lose all or a part of your investment.
Risk Related to Our Business and Properties
All of our initial properties are located in the Mid-Atlantic region of the United States, making us vulnerable to changes in economic conditions in that region, including the adverse impact of decreased government spending.
      All of our initial properties are located in the Mid-Atlantic region of the United States, in particular, in the greater Washington, D.C. and greater Philadelphia, PA metropolitan areas, which exposes us to greater economic risks than if we owned properties in a more diverse geographic region. The economic condition of the region may depend on one or more industries and, therefore, an economic downturn in one of these industry sectors may significantly affect the occupancy, rental rates and value of our properties. For example, economic conditions in the Washington D.C. market are directly affected by federal government spending. A decline in occupancy and rental rates may in turn significantly affect our profitability, the value of our properties and our ability to satisfy our financial obligations, including servicing our debt and paying distributions to our stockholders. Local real estate market conditions may include a large supply of competing space, and we will need to compete for tenants based on rental rates, attractiveness and location of a property, and quality of maintenance and management services. There can be no assurance that these markets will continue to grow or that economic conditions will remain favorable. If unfavorable economic conditions occur in the region, our ability to make distributions to our stockholders could be adversely affected.
We have not obtained recent appraisals of the initial properties we will acquire in the formation transactions and the consideration given by us in exchange for them was not negotiated at arm’s length and may exceed their fair market value.
      We have not obtained recent third-party appraisals of the initial properties we will acquire in the formation transactions. We have not obtained any independent third-party valuations or fairness opinions in connection with the formation transactions. The amount of consideration to be paid by us in each of these transactions was based upon management’s estimates of the fair market value of these properties. The consideration and other terms and conditions of the purchase and sale, assignment, license and non-competition and employee lease and transition services agreements between us and Bresler & Reiner and Charles S. Bresler, as the case may be, were not the result of arms-length negotiations and were not approved by any independent directors. Sidney M. Bresler, our chairman, president and chief executive officer serves as the president and chief executive officer and a director of Bresler & Reiner and Charles S. Bresler, who will become a member of our board, serves as chairman of Bresler & Reiner. Sidney M. Bresler and Charles S. Bresler collectively have a significant ownership interest in Bresler & Reiner. Sidney M. Bresler and Charles S. Bresler had significant influence in structuring the formation transactions, had pre-existing ownership interests in those properties and will receive substantial economic benefits as a result of the formation transactions, either directly or indirectly. In the course of structuring the formation transactions, Sidney M. Bresler and Charles S. Bresler had the ability to influence the type and level of benefits and compensation that they, Bresler & Reiner, and their affiliates will receive from us. See “Certain Relationships and Related Party Transactions.”
The value of certain consideration paid to Bresler & Reiner for certain intangible assets will be determined by our initial offering price and may exceed the fair market value of these assets.
      In consideration of the license grant, non-competition agreement, rights to acquire additional commercial office properties and referral obligations set forth in our license and non-competition agreement, we will cause our operating partnership to issue to Bresler & Reiner an aggregate of 255,000 LTIP units. These LTIP units will have an initial maximum value of approximately $3.8 million and will represent 2% of the outstanding shares of our common stock being sold in this offering, excluding any exercise of the underwriters’ over-allotment option. Because the number of units is fixed and will further increase by 2% of the number of shares sold pursuant to exercise of the underwriters’ over-allotment option, if any, the actual value of the consideration we pay Bresler & Reiner and its affiliates will be based on the initial public offering price. Furthermore, the consideration we are giving in exchange for these rights was not determined as the result of an arm’s length negotiation between adverse parties. Sidney M. Bresler and Charles S. Bresler, who are officers and directors of Bresler & Reiner, had significant influence in structuring this arrangement, including the consideration. We did not obtain any third-party appraisals of the value of the rights being granted to us by Bresler & Reiner, or any other independent third-party valuations or fairness opinions in connection with this transaction. Accordingly, Bresler & Reiner, and its affiliates, may receive value greater than the fair market value of the benefits they are providing us.
We expect to experience significant growth in the future and may not be able to adapt our management and operational systems to integrate our initial properties or any additional properties without unanticipated significant disruption or expense.
      We currently own no properties. In addition to acquiring our initial properties, we intend to make a significant number of investments in office properties in our first 24 months of operation as a public company. As a result of the anticipated future growth, we cannot assure you that we will be able to adapt our management, administrative, accounting and operational systems to integrate the initial properties into our portfolio. We will need to hire and retain sufficient qualified management and operational staff to implement our growth plan. We will initially rely on Bresler & Reiner to provide us with external operational support for up to nine months following this offering, but there is no assurance that Bresler & Reiner will be able to provide us with all of the support we may need. We also cannot assure you that we will be able to manage any future acquisitions of additional properties without operating disruptions or unanticipated costs. Our future acquisitions will generate additional operating expenses that we will be required to pay. As we acquire additional properties, we will be subject to risks associated with managing new properties, including tenant retention and mortgage default. In addition, acquisitions will require substantial attention from our management, and may cause disruptions in our operations and divert management’s attention away from day-to-day operations, which could impair our relationships with our current tenants and employees. Our failure to integrate successfully additional property acquisitions into our portfolio could cause significant disruption or costs and interfere with our ability to operate our existing properties and business efficiently, which in turn could reduce our profitability and limit our ability to make distributions to our stockholders.
We may be unable to invest the proceeds of this offering on acceptable terms or at all, which may harm our financial condition and operating results.
      While we have entered into binding contracts to acquire each of our initial properties, all of these agreements are subject to customary closing conditions and there is no assurance that we will complete any or all of these acquisitions or that these acquisitions will not be delayed. In particular, pursuant to the terms of an assignment agreement with Bresler & Reiner, we will have the right to acquire Blue Bell Plaza, one of our nine initial properties containing approximately 154,900 rentable square feet. The binding purchase and sale contract that has been assigned to us is subject to customary closing conditions that we did not negotiate and there can be no assurance that we will complete the acquisition of Blue Bell Plaza. If we are unable to acquire our initial properties, there can be no assurance that we will be able to apply the net proceeds from this offering designated for the acquisition of these properties towards other acquisitions that meet our investment criteria. Until we are able to identify and purchase additional properties, we intend to invest temporarily the net proceeds remaining after the uses described under “Use of Proceeds” in interest-bearing accounts and short-term, interest-bearing securities. We do not have any policies that limit the duration of these temporary investments or the amount of the offering proceeds that may be invested in those securities. If we are unable to identify and purchase additional properties that meet our investment criteria on acceptable terms or timeframes, we will not be able to grow our business and increase our revenues and profits as quickly as we and our investors would like. If we are delayed in acquiring our initial properties, our cash available for distributions may be less than anticipated. In either case, our operating results and ability to pay distributions to our stockholders may suffer.
We may be unable to renew expiring leases, lease vacant space or re-lease space on a timely basis or on comparable or better terms, which could significantly decrease our cash flow.
      Leases representing approximately 5.8% of our annualized base rent at March 31, 2005, expire on or before December 31, 2005. In addition, two leases (our leases to The Hartford and Merck) accounting for approximately 26.6% of the annualized base rent of our initial properties expire on or before December 31, 2007 and November 30, 2008, respectively. Current tenants may not renew their leases upon the expiration of their terms. Alternatively, current tenants may attempt to terminate their leases prior to the expiration of their current terms. If non-renewals or terminations occur, we may not be able to locate qualified replacement tenants and, as a result, we could lose a significant source of revenue while remaining responsible for the payment of our obligations. Moreover, the terms of a renewal or new lease may be less favorable than the current lease terms. Market conditions may hinder our ability to lease vacant space in our properties on favorable lease terms or at all. Any of these factors could cause a decline in lease revenue, which could have a negative impact on our profitability and limit our ability to make distributions to our stockholders.
We will be subject to the credit risk of our tenants, and our tenants’ failure to make lease payments as a result of a downturn in their business or otherwise could cause a significant decrease in our revenues.
      Our tenants may experience a downturn in their businesses, which may weaken their financial condition and result in their failure to make timely rental payments or their default under their leases. In particular, local economic conditions and other factors affecting the industries in which our tenants operate and our particular tenants may affect our tenants’ ability to make lease payments to us. From time to time, one or more tenants may be in default under their leases with us. To our knowledge, no tenant accounting for more than 10% of any initial property’s annualized base rent as of March 31, 2005 is currently in default in any material respect under any of these leases. In the event of any tenant default, however, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. One of our tenants, The Hartford, who leases office space from us at the Fort Washington Executive Center in Fort Washington, PA, represents more than 10% of our total annualized base rent at March 31, 2005. The Hartford leases approximately 210,900 rentable square feet from us and has an annualized base rent equal to approximately $4.6 million, or approximately 16.2% of our initial properties’ total annualized base rent. A default by The Hartford, or other significant tenants, could significantly harm our financial performance.
      We cannot assure you that our tenants will not default on their leases and fail to make rental payments to us or that existing tenants in default will cure the default. Moreover, we may be unable to locate a replacement tenant in a timely manner or on comparable or better terms if a tenant defaults on its lease. The loss of rental revenues from a number of our tenants and our inability to replace such tenants may negatively impact our profitability and our ability to meet our financial obligations.
Our revenue and cash available for distribution to stockholders could be significantly reduced if any of our significant tenants were to become bankrupt or insolvent.
      We may have several significant tenants from time to time, the bankruptcy or insolvency of any of which could adversely affect our cash flow. The bankruptcy or insolvency of a significant tenant also may adversely affect the income produced by our properties. If any tenant becomes a debtor in a case under the Bankruptcy Code, we cannot evict the tenant solely because of the bankruptcy. In addition, the bankruptcy court might authorize the tenant to reject and terminate its lease with us. Our claim against the tenant for unpaid, future rent would be subject to a statutory cap that might be substantially less than the remaining rent actually owed in accordance with the lease. To our knowledge, no tenant accounting for more than 10% of any initial property’s annualized base rent as of March 31, 2005 is bankrupt or insolvent at this time, however, the bankruptcy or insolvency of any of our significant tenants, or a downturn in their business, could disrupt or cause a significant decline in our revenue and cash available for distribution to our stockholders.
Some of our tenants have the right to terminate their lease with us, prior to the scheduled expiration of the lease.
      Several of our tenants lease space from us under full service leases that afford those tenants the right to terminate those leases, in whole or in part, prior to the scheduled expiration of the leases. These tenants lease an aggregate of approximately 400,000 rentable square feet from us with a total annualized base rent of approximately $8.9 million, or approximately 31.5% of our total annualized base rent at March 31, 2005. The unscheduled early termination of a significant percentage of these leases could disrupt or cause a significant decline in our revenues, our profitability and our cash flow, thus hampering our ability to make distributions to our stockholders.
Property maintenance costs may escalate beyond our ability to recover such costs through rents.
      Our initial properties will be subject to increases in operating expenses, such as cleaning; electricity; heating, ventilation and air conditioning; elevator repair and maintenance; insurance and administrative costs; and other general expenses, including expenses associated with security, landscaping, repairs, maintenance and real estate taxes. While we expect that our tenants will be obligated to pay a portion of the escalating costs, there can be no assurance that our tenants will pay such costs or that the amounts they will be obligated to pay will be sufficient to cover the applicable increases. If operating or other expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. As a result, we may not be able to recover escalating property maintenance costs, which could cause a significant decline in our revenue our profits and cash available for distribution to our stockholders.
We compete with other parties for tenants and property acquisitions, and many of these parties have substantially greater resources than we have.
      Our business strategy contemplates expansion through acquisition. The commercial real estate industry is highly competitive, and we expect to compete with substantially larger companies, including substantially larger REITs, for the acquisition and leasing of properties. Some of these companies are national or regional operators with far greater resources than we have. Competition may reduce the number of suitable investment opportunities offered to us or increase the bargaining power of property owners seeking to sell, making it more difficult or costly for us to make suitable investments on favorable terms. Further, as a result of their greater resources, those entities may have more flexibility in their ability to offer rental concessions to attract tenants, which could make it more difficult for us to attract or retain tenants or increase or maintain rental rates. If we are unable to make suitable investments on favorable terms, experience lower occupancy or are unable to increase or maintain rental rates, our returns on investment and profitability may be reduced.
We may not be successful in identifying suitable acquisitions that meet our criteria, which may impede our growth.
      A central part of our business strategy is expansion through acquisitions, which requires us to identify suitable acquisition candidates or investment opportunities that meet our criteria and are compatible with our growth strategy. We may not be successful in identifying suitable real estate properties or other assets that meet our acquisition criteria or in completing acquisitions or investments on satisfactory terms. Changing market conditions, including competition from others, may diminish our opportunities for acquiring a desired property on favorable terms or at all. Even if we enter into agreements for the acquisition of properties, these agreements are subject to customary conditions to closing, including completion of due diligence investigations to our satisfaction. Failure to identify or complete acquisitions could slow our growth and cause us to generate lower profits than we and our investors would like, which could in turn reduce the amount of cash available for distributions to our stockholders.

      We will seek to acquire commercial office properties directly from sellers or from brokers before they are widely marketed to other potential buyers. However, because the market for commercial office properties in the greater Washington, D.C. and greater Philadelphia, PA metropolitan areas is highly competitive, we cannot assure you that we will be successful in locating these types of acquisitions in the future. Our inability to locate and acquire additional properties at attractive prices could impede our anticipated growth and restrict our ability to increase our cash flows.
We may invest in properties in other real estate markets outside the Mid-Atlantic region where we have no experience.
      We may make selected acquisitions or develop properties outside of the Mid-Atlantic region, from time to time, as appropriate opportunities arise. Our management’s historical office property experience is primarily in the greater Washington, D.C. and greater Philadelphia, PA metropolitan areas within the Mid-Atlantic region and we may not be able to operate effectively outside of those markets. We may be exposed to a variety of risks if we choose to enter new markets. These risks include:

•	a lack of market knowledge and understanding of the local economies;

•	an inability to identify promising acquisition or development opportunities;

•	an inability to obtain qualified development and construction personnel; and

•	an unfamiliarity with local government and permitting procedures.
      Any of these factors could cause us to incur greater costs than we anticipated for projects outside our core markets and limit the success of our acquisition and development strategy, which could in turn reduce our profitability and limit our anticipated growth.
We have no financial or operating history and therefore the operating results and financial data in this prospectus may not be useful in assessing our likely future performance.
      We were organized in March 2005 and have no financial or operating history on which you can evaluate our ability to successfully and profitably operate our business. Consequently, the pro forma operating results and financial data of our initial properties set forth in this prospectus may not be useful in assessing our likely future performance. Our operating results and financial data may vary materially from the pro forma information set forth in this prospectus because of a number of factors. We cannot assure you that we will be able to generate sufficient cash flow from operations to make distributions to our stockholders or that we will be successful in implementing our business plan. See “A Warning About Forward-Looking Statements.”
Our available cash may not be sufficient to make distributions to our stockholders at expected levels.
      Our estimated initial annual distribution to stockholders represents 201% of our estimated cash available for distribution for the 12 months ending March 31, 2006. We may be unable to pay this estimated annual distribution to stockholders out of cash available for distribution as calculated under the “Distribution Policy.” In the event the amount we may need to satisfy our estimated annual distribution to stockholders exceeds cash we generate from operations, we may utilize net proceeds from this offering to satisfy those distributions, as we have no commitment for any credit facility that we could use to satisfy these obligations. We may also have to reduce the amount of distributions. In addition, if we were to obtain a credit facility to fund distributions, this use of debt and corresponding interest expense would decrease the cash available for distributions to stockholders in the future. In the event the underwriters’ over-allotment option is exercised, pending investment of the proceeds received from the exercise, our ability to pay distributions out of cash from our operations may be further adversely affected.

Our management has limited prior experience operating a REIT, which could impair our ability to qualify as a REIT and maintain that status.
      Except for Paul J. Zambrotta, our executive vice president, chief financial officer and treasurer who has less than three years experience working at or with a REIT, none of our management team has any prior experience operating a REIT. Qualification as a REIT involves the application of highly technical and complex Internal Revenue Code provisions. We cannot assure you that our management team will be able to effectively manage our compliance with the complex rules and regulations necessary to qualify and maintain our status as a REIT. Failure to qualify or maintain our REIT status would increase our tax liability and reduce our net income and our cash available for distributions to our stockholders.
Newly acquired, renovated or developed properties may not produce the cash flow that we expect, which could harm our overall financial performance.
      In deciding whether to acquire, renovate or develop a particular property, we will make assumptions regarding the expected future performance of that property. In particular, we will estimate the return on our investment based on expected occupancy and rental rates. If our financial estimates are inaccurate, and the property is unable to achieve the expected occupancy and rental rates, it may fail to perform as we expected in analyzing our investment. When we acquire a property, we may plan to renovate that property with the goal of increasing profitability. We may also decide to develop a property. Changing market conditions may result in higher than expected vacancy rates and lower than expected rental rates. Our estimate of the costs of, and revenue resulting from, renovating an acquired property or developing a new property may prove to be inaccurate, which may result in our failure to meet our profitability goals. Additionally, we may acquire new properties not fully leased, and the cash flow from existing operations may be insufficient to pay the operating expenses and debt service associated with that property. Any of these factors could result in our overpayment for a property, which could in turn reduce our profitability and reduce the amount of cash available for distributions to our stockholders.
We expect to enter into agreements with local property management and leasing companies for the management of our properties, and if third party property or leasing managers are negligent in their performance of, or default on, their obligations, our tenants may not renew their leases, we may be unable to lease vacant space or we may become subject to unforeseen liabilities.
      We will, subject to our oversight, outsource property management and leasing of our properties to local property management and leasing companies. Under individual property management agreements, local property managers will perform all day-to-day property management functions for our properties. The property managers will be responsible, with our oversight, for all property-level accounting, risk management (insurance), and physical maintenance and repairs for a particular property. Furthermore, under individual leasing agreements, third-party leasing agents will be responsible for leasing vacant space in all of our properties.
      Although we have oversight over our property managers, leasing companies and their personnel, we cannot assure you that they will manage or lease our properties in a manner that is consistent with their obligations in accordance with our agreements and our internally-developed property management guidelines. Accordingly, these third party property managers may be negligent in their performance or engage in other criminal or fraudulent activity, or may otherwise default on their management obligations to us. If any of the foregoing occurs, our relationships with our tenants could be damaged, which may prevent the tenants from renewing their leases and harm our reputation. We could also incur liabilities resulting from loss or injury to our property or to persons at our properties. As a result, our returns on investments and our profitability may be reduced.

We may be unable to find suitable replacements for our property managers, leasing agents or other service providers or locate effective providers of those services in new local markets where we expand.
      In the event our third-party property or leasing managers are ineffective or negligent in their performance of, or default on or otherwise terminate, their management or leasing obligations under our individual property management and leasing agreements, we will seek to replace them with other local third-party providers. We cannot assure you that we will be able to identify and locate suitable replacements for our property managers, leasing agents or other service providers within our market places. In addition, if we choose to expand into new markets, we will seek to engage local third-party property managers, leasing agents and other service providers. We cannot assure you that we will be able to identify local third-party property managers, leasing agents or other service providers who meet our demanding standards, who are capable of complying with our rigorous property management guidelines and who can implement our established leasing techniques.
Our debt service obligations may have a negative impact on our ability to make distributions to our stockholders, pursue our business plan and maintain our REIT status, and our management and board of directors have discretion to increase the amount of our outstanding debt at any time without approval of our stockholders.
      We do not have a policy limiting the amount of debt that we may incur, although we have established an initial target debt level of up to 65% of the aggregate fair market value of our initial properties. Accordingly, our management and board of directors have discretion to increase the amount of our outstanding debt at any time without approval by our stockholders. Following completion of the formation transactions, and assuming we repay approximately $38.5 million of assumed debt, our total indebtedness will be approximately $104.5 million, and we may incur significant additional debt to finance future acquisition and development activities. Following the offering, we may enter into a secured revolving credit facility although we have no commitment to obtain such a facility at this time. Many of our debt obligations will require lump-sum principal payments in the future instead of, or in addition to, periodic principal payments pursuant to a fixed amortization schedule. Payments of principal and interest on borrowings may leave us with insufficient cash resources to operate our properties or to pay the distributions currently contemplated or necessary to maintain our REIT qualification.
If we were to default on our secured debt in the future, the loss of any property securing the debt would harm our business.
      We expect that a substantial portion of our debt will be first mortgage indebtedness secured by our properties. Our cash flow may be insufficient to make required payments of principal and interest on our debt. Any default in payment of our indebtedness or violation of any covenants in our loan documents could result in our debt obligations being immediately due and payable and possible loss of property to foreclosure. A default under a loan could result in default on other indebtedness with cross default provisions. For tax purposes, a foreclosure on any of our properties would be treated as a sale of the property for a purchase price equal to the outstanding balance of the debt secured by the mortgage. If the outstanding balance of the debt secured by the mortgage exceeds our tax basis in the property, we would recognize taxable income on foreclosure but would not receive any cash proceeds, which could hinder our ability to meet the REIT distribution requirements imposed by the Internal Revenue Code.
We may be unable to refinance some or all of our indebtedness, and any refinancing may not be on terms as favorable as those of the existing indebtedness.
      If we do not have sufficient funds to repay our debt at maturity, it may be necessary to refinance the debt through additional debt financing, private or public offerings of debt securities, or additional equity financings. If, at the time of any refinancing, prevailing interest rates or other factors result in higher interest rates on refinancings, increases in interest expense could adversely affect our cash flow, and, consequently, our cash available for distribution to our stockholders. If we are unable to refinance our debt on acceptable terms, we may be forced to dispose of some of our properties on disadvantageous terms, potentially resulting in losses.
We may be unable to borrow additional funds as needed or on favorable terms.
      Upon completion of the formation transactions, our total debt-to-cost of our initial properties will be approximately 44% based on an assumed public offering price for our common stock of $15 per share and we will have unrestricted cash of approximately $33.3 million (after payment of the Blue Bell Plaza mortgage debt), $4.3 million of which we may need to use to fund our estimated annual distribution to shareholders. Our current and anticipated leverage levels may make it difficult to obtain additional debt financing based on our current portfolio or to refinance existing debt on favorable terms or at all. In addition, the terms of any credit facility that we may enter into may limit the amount of indebtedness that we may incur. Failure to obtain additional financing could impede our ability to grow and develop our business.
Our debt agreements may impose limits on our operations and our ability to make distributions to our stockholders.
      The agreements relating to the debt we will assume in connection with our acquisition of our initial properties do not contain any financial or operating covenants, however, we may enter into debt arrangements in the future that do contain financial and operating covenants, including net worth requirements, debt service coverage and other debt ratios, and other limitations on our ability to make distributions or other payments to our stockholders, sell assets or engage in mergers, consolidations or make certain acquisitions. Failure to comply with these covenants could result from, among other things, changes in our results of operations, incurrence of debt or changes in general economic conditions. Borrowings under credit facilities may be subject to borrowing base requirements and other covenants. These covenants may restrict our ability to fund our operations and conduct our business. Failure to comply with any of these covenants could result in a default under one or more of our future debt agreements. A default under current or future indebtedness could cause one or more of our lenders to accelerate the timing of payments, which could force us to dispose of one or more of our properties, possibly on disadvantageous terms. We will assume five separate secured mortgages in connection with our acquisition of our initial properties. These mortgage obligations will be separately secured by our Sudley North, Fort Washington Executive Center, Versar Center, 102 Pickering Way and Cross Keys Building properties. We will also assume the mortgage secured by Blue Bell Plaza, although we expect to repay this indebtedness in December 2005. If we default under any mortgage, we will be restricted in our ability to make distributions from the cash generated from the property secured by that mortgage but we will not be restricted from making distributions of cash generated by our properties secured by mortgages that are not in default.
Variable rate debt subjects us to interest rate risk.
      We may enter into a credit facility that will bear interest at a variable rate. We may incur additional variable rate debt in the future. If so, increases in interest rates on variable rate debt would increase our interest expense, which could reduce our net earnings and cash available for payment of our debt obligations and distributions to our stockholders.
Risks Related to Our Organization and Structure
We may pursue less vigorous enforcement of the terms of our agreements with Bresler & Reiner, Sidney M. Bresler and Charles S. Bresler because of our dependence on them as well as conflicts of interest that exist.
      Upon completion of this offering and the formation transactions, we will have entered into multiple agreements with Bresler & Reiner, including purchase and sale, assignment, license and non-competition, employee lease and transition services agreements and other related party arrangements, and will in certain circumstances be entitled to indemnification and damages in the event of breaches of representations, warranties or agreements made by Bresler & Reiner or its affiliates in those agreements. Furthermore, Charles S. Bresler is party to our license and non-competition agreement and Sidney M. Bresler will be party to an employment agreement with us. We are dependent upon the services of Sidney M. Bresler and Charles S. Bresler as officers and directors. None of these agreements was negotiated on an arm’s-length basis. We may choose not to enforce, or to enforce less vigorously, our rights under these agreements because of our desire to maintain our ongoing relationships with Bresler & Reiner, Sidney M. Bresler and Charles S. Bresler and because of the conflicts of interest that exist with Charles S. Bresler, who serves as the chairman of Bresler & Reiner and will serve as a member of our board of directors, and Sidney M. Bresler, who will serve as a director of Bresler & Reiner and will serve as the chairman, president and chief executive officer of our company. In addition, Charles S. Bresler and Sidney M. Bresler collectively have significant ownership interests in Bresler & Reiner.
We depend on key personnel with long-standing business relationships, the loss of whom could threaten our ability to operate our business successfully.
      Our future success depends, to a significant extent, upon the continued services of our senior management team and, in particular, Sidney M. Bresler, our chairman, president and chief executive officer. The relationships that members of our management team and our board of directors have developed in the real estate community in our markets and with financing sources are critically important to the success of our business. Although we will have employment agreements with Sidney M. Bresler, Paul J. Zambrotta and Dana K. Weinberg, there is no guarantee that Sidney M. Bresler, Paul J. Zambrotta and Dana K. Weinberg, or other key executive officers will remain employed with us. We do not maintain key person life insurance on any of our officers. The loss of services of one or more members of our senior management team could adversely affect our relationships with lenders, existing and prospective tenants and industry personnel and would harm our business and prospects. Further, loss of a key member of our senior management team could be negatively perceived in the capital markets, which could cause a decline in the market price of our common stock.
Our growth depends on external sources of capital, which are outside of our control.
      In order to maintain our qualification as a REIT, we are required under the Internal Revenue Code to distribute annually to our stockholders at least 90% of our net taxable income, determined without regard to the dividends paid deduction and excluding any net capital gain. In addition, we will be subject to income tax at regular corporate rates to the extent that we distribute less than 100% of our net taxable income, including any net capital gains. Because of these distribution requirements, we may not be able to fund future capital needs, including acquisition financing, from operating cash flow. Consequently, we rely on third-party sources to fund our capital needs and may not be able to obtain financing on favorable terms or at all. Any additional debt we incur will increase our leverage. Our access to third-party sources of capital depends, in part, on general market conditions, the market’s perception of our growth potential, our current debt levels, our current and expected future earnings, our cash flow and cash distributions, and the market price per share of our common stock. If we cannot obtain capital from third-party sources, we may not be able to acquire or develop properties when strategic opportunities exist, satisfy our debt service obligations or make the cash distributions to our stockholders necessary to maintain our qualification as a REIT.
Our chairman, president and chief executive officer and a member of our board of directors will serve as a director and as chairman of Bresler & Reiner, respectively, which could create conflicts of interest.
      Sidney M. Bresler, our chairman, president and chief executive officer, and Charles S. Bresler will serve as directors of Bresler & Reiner following completion of this offering. Both Sidney M. Bresler and Charles S. Bresler will therefore owe fiduciary duties to Bresler & Reiner that may conflict with the duties they owe our company. There can be no assurance that any conflicts that may arise would be resolved in a manner that is in the best interests of our company. The resulting impact of Sidney M. Bresler and Charles S. Bresler’s conflicting duties could harm our business, operations and financial condition.
Our executive officers and directors will owe us and the limited partners of our operating partnership similar duties that may conflict.
      Several of our executive officers may have conflicting duties because, in their capacities as our directors and executive officers, they have a duty to us, and in our capacity as general partner of our operating partnership, they have a fiduciary duty to the limited partners. These conflicts of interest could lead to decisions that are not in the best interest of stockholders. Conflicts may arise when the interests of our stockholders and the limited partners of the operating partnership diverge, particularly in circumstances in which there may be an adverse tax consequence to the limited partners, such as upon the sale of certain properties or the repayment of indebtedness.
Our rights and the rights of our stockholders to take action to recover money damages from our directors and officers are limited.
      Our charter limits the liability of our directors and officers for money damages, except for liability resulting from actual receipt of an improper benefit or profit in money, property or services, or a final judgment based upon a finding of active and deliberate dishonesty by the director or officer that was material to the cause of action adjudicated.
      Our charter also authorizes us to indemnify our directors and officers for actions taken by them in those capacities to the extent permitted by Maryland law and our bylaws require us to indemnify each director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service to us. In addition, we may be obligated to fund the defense costs incurred by our directors and officers. See “Certain Provisions of Maryland Law and of Our Charter and Bylaws — Limitation of Liability and Indemnification.”
Our board of directors may change our investment and operational policies and practices without a vote of our common stockholders, which limits your control of our policies and practices.
      Most of our major policies, including our policies and practices with respect to investments, financing, growth, debt capitalization, equity issuances and distributions, are determined by our board of directors. Although we know of no present intention to do so, our board of directors may amend or revise these and other policies from time to time without a vote of our stockholders. Accordingly, our stockholders will have limited control, if any, over changes in most of our policies.
Our charter contains provisions that make removal of our directors difficult, which could make it difficult for our stockholders to effect changes to our management.
      Our charter provides that a director may be removed with or without cause but only upon the affirmative vote of at least two-thirds of the votes entitled to be cast by holders of the outstanding shares of our common stock. Vacancies may be filled only by the board of directors. These requirements make it more difficult to change our management by removing and replacing directors.
Our bylaws may only be amended by our board of directors, which could limit your control of certain aspects of our corporate governance.
      Our board of directors has the exclusive power to amend our bylaws. Thus, the board is able to amend the bylaws in a way that you may deem to be detrimental to your interests.

Our executive officers have agreements that provide them with benefits in the event of a change in control of our company or if their employment agreement is not renewed, which could deter a change in control that could be beneficial to our stockholders.
      We will enter into employment agreements with Sidney M. Bresler, Paul J. Zambrotta and Dana K. Weinberg that provide them with severance benefits if their employment ends under certain circumstances following a “change in control” of our company or if the executive officer resigns for “good reason” as defined in the employment agreements. See “Management — Employment Agreements.” These benefits could increase the cost to a potential acquiror of our company and thereby prevent or deter a change in control of the company that might involve a premium price for shares of our common stock or otherwise be in the interests of our stockholders.
Our organizational documents and the Maryland General Corporation Law, or the MGCL, contain provisions that may delay, defer or prevent change of control transactions and may prevent stockholders from realizing a premium for their shares.

Our board of directors may approve the issuance of capital stock with terms that may discourage a third party from acquiring us and may increase or decrease our authorized capital stock without stockholder approval.
      Our charter permits our board of directors to issue shares of preferred stock, issuable in one or more classes or series. Our charter further permits our board of directors to amend our charter to increase or decrease the aggregate number of shares of our authorized stock or the number of shares of stock of any class or series without stockholder approval. Our board of directors may also classify or reclassify any unissued shares of preferred or common stock and establish the preferences and rights (including the right to vote, participate in earnings and to convert into shares of our common stock) of any such shares of stock, which rights may be superior to those of shares of our common stock. Thus, our board of directors could authorize the issuance of shares of preferred or common stock with terms and conditions that could have the effect of discouraging a takeover or other transaction in which holders of some or a majority of the outstanding shares of our common stock might receive a premium for their shares over the then current market price of our common stock. See “Description of Our Capital Stock — Preferred Stock and Power to Reclassify Shares of Our Stock.”

Our ownership limitations may restrict business combination opportunities.
      To qualify as a REIT under the Internal Revenue Code, no more than 50% of the value of our outstanding shares of capital stock may be owned, directly or under applicable attribution rules, by five or fewer individuals (as defined to include certain entities) during the last half of each taxable year (other than our first REIT taxable year). To preserve our REIT qualification, our charter generally prohibits direct or indirect ownership by any person of (i) more than 9.9% of the number or value of our outstanding shares of common stock or (ii) more than 9.9% of the value of our outstanding shares of all classes. Generally, shares owned by affiliated owners will be aggregated for purposes of the ownership limitation. Any transfer of shares of our common stock that would violate the ownership limitation will result in the shares of common stock that would otherwise be held in violation of the ownership limit being designated as “shares-in-trust” and transferred automatically to a trust effective on the day before the purported transfer or other event giving rise to such excess ownership. The intended transferee will acquire no rights in such shares. The beneficiary of the trust will be one or more charitable organizations named by us. The ownership limitation could have the effect of delaying, deferring or preventing a change in control or other transaction in which holders of shares of common stock might receive a premium for their shares of common stock over the then current market price or that such holders might believe to be otherwise in their best interests. The ownership limitation provisions also may make our shares of common stock an unsuitable investment vehicle for any person seeking to obtain, either alone or with others as a group, ownership of (i) more than 9.9% of the number or value of our outstanding shares of common stock or (ii) more than 9.9% in value of our outstanding shares of all classes.

Provisions of Maryland law and other provisions of our organizational documents may limit the ability of a third party to acquire control of our company.
      Certain provisions of the MGCL may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests, including:

•	“business combination” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our shares or an affiliate thereof) for five years after the most recent date on which the stockholder becomes an interested stockholder, and thereafter impose special stockholder voting requirements on these combinations; and

•	“control share” provisions that provide that “control shares” of our company (defined as shares which, when aggregated with other shares controlled by the acquiring stockholder, entitle the stockholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of “control shares”) have no voting rights except to the extent approved by our stockholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding all interested shares.
      Our board of directors has adopted a resolution providing that any business combination between us and any other person is exempted from this statute. This resolution, however, may be altered or repealed in whole or in part at any time without stockholder approval. If this resolution is repealed, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating an offer. Our bylaws provide that we are not subject to the “control share” provisions of the MGCL. Our board of directors may elect to make the “control share” statute applicable to us at any time, and may do so without stockholder approval.
      Title 3, Subtitle 8 of the MGCL permits our board of directors, without stockholder approval and regardless of what is currently provided in our charter or bylaws, to elect on behalf of our company to be subject to statutory provisions that may have the effect of delaying, deferring or preventing a transaction or a change in control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interest. Pursuant to Title 3, Subtitle 8 of the MGCL, our charter provides that our board of directors has the exclusive power to fill vacancies on our board. As a result, unless all of the directorships are vacant, our stockholders will not be able to fill vacancies with nominees of their own choosing. Our board of directors may elect to opt in to additional provisions of Title 3, Subtitle 8 of the MGCL without stockholder approval at any time that we have a class of equity securities registered under the Exchange Act and satisfy certain other requirements.
      Additionally, our charter and bylaws contain other provisions that may delay or prevent a change of control of our company. For example, our charter and bylaws provide that the number of directors constituting our full board may be fixed only by our directors, that our bylaws may only be amended by our directors and that a special meeting of stockholders may not be called by holders of our common stock holding less than a majority of our outstanding shares entitled to vote at such meeting.
Risks Related to the Real Estate Industry
Our performance and stockholder value are subject to risks associated with real estate assets and with the real estate industry.
      We will derive a substantial majority of our income from the ownership and operation of commercial office properties. Our ability to make distributions to our stockholders depends on our ability to generate revenues in excess of expenses, scheduled principal payments on debt and capital expenditure requirements. Events and conditions generally applicable to owners and operators of real property that are beyond our control may decrease cash available for distribution and the value of our properties. These events include:

•	local oversupply, increased competition or reduction in demand for office space;

•	inability to collect rent from tenants;

•	vacancies or our inability to rent space on favorable terms;

•	inability to finance property acquisitions and selective development on favorable terms or at all;

•	increased operating costs, including insurance premiums, utilities, and real estate taxes;

•	increased costs associated with renovating, repairing and re-letting space;

•	costs of complying with changes in governmental regulations;

•	earthquakes, floods and other natural disasters, terrorist acts, civil disturbances or acts of war which may result in uninsured or underinsured losses;

•	the relative illiquidity of real estate investments; and

•	changing sub-market demographics.
      In addition, periods of economic slowdown or recession, rising interest rates or declining demand for real estate, or the public perception that any of these events may occur, could result in a general decline in rents or an increased incidence of defaults under existing leases, which could disrupt or cause a significant decline in our revenue, our profits and our cash available for distributions to our stockholders.
Terrorist attacks, such as the attacks that occurred in New York and Washington, D.C. on September 11, 2001, and other acts of violence or war may affect any market on which our common stock trades, the markets in which we operate, our operations and our profitability.
      Terrorist attacks may negatively affect our operations and the market price of our common stock. These attacks or armed conflicts may directly impact the value of our properties through damage, destruction, loss or increased security costs. Moreover, approximately 40.4% of our total rentable square feet is currently located in the greater Washington, D.C. metropolitan area, and there may be a decrease in demand for space in the region because it is considered at risk for future terrorist attacks, and this decrease may reduce our revenues from property rentals.
      The United States may enter into armed conflicts in the future. The consequences of any armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse effect on our business. Any of these events could result in increased volatility in or damage to the United States and worldwide financial markets and economy. They also could result in a continuation of the current economic uncertainty in the United States or abroad. Adverse economic conditions could affect the ability of our tenants to pay rent, which could harm our operating results and financial condition, as well as our ability to make distributions to our stockholders, and may result in volatility in the market price for our securities.
Our insurance may not be adequate to cover losses, including those that result from environmental damage, floods or terrorist acts.
      Upon completion of this offering, we will carry insurance coverage on our initial properties, of types and in amounts that we believe are appropriate, including comprehensive liability, casualty and workers’ compensation. In response to the uncertainty in the insurance market following the terrorist attacks of September 11, 2001, the federal Terrorism Risk Insurance Act, or TRIA, was enacted in November 2002 to require regulated insurers to make available coverage for certified acts of terrorism (as defined by the statute) through December 31, 2005. Coverage under TRIA includes only physical damage and does not include losses due to biological, chemical or radioactive contamination. We anticipate maintaining property and casualty insurance in an amount equal to what we believe to be the replacement cost of each of our initial properties, however, there is no guarantee that we will obtain the full amount of insurance we desire on reasonable terms, or at all. Only Sudley North, Wynwood, Versar Center and Fort Hill will have coverage for certified acts of terrorism. Furthermore, we do not carry environmental insurance on any of our properties.
      Should an uninsured loss or a loss in excess of insured limits occur, including any loss resulting from floods or other natural disasters, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property. Nevertheless, we might remain obligated for any mortgage debt or other financial obligations related to the property, even if the property is irreparably damaged. It is also possible that third-party insurance carriers will not be able to maintain reinsurance sufficient to cover any losses that may be incurred. We note that, in September 2004, as a result of a significant rainstorm, flooding occurred at the 200 and 220 West Germantown Pike property causing approximately $873,000 of damage. Bresler & Reiner has since taken steps to remediate the flooding risk, however, there is no assurance such steps or any insurance we may carry on this property will be adequate.
We expect to obtain limited representations and warranties in the acquisition agreements for the initial properties, which could limit our ability to recover damages from the sellers of these properties.
      In the formation transactions, we will acquire our initial properties from Bresler & Reiner, its affiliate and one unrelated third party. The acquisition agreements contain limited representations and warranties regarding the initial properties. There could be unknown liabilities with respect to the initial properties or the entities that own the initial properties, such as cleanup or remediation of undisclosed environmental conditions, claims of tenants or vendors that had not been asserted or threatened prior to the offering, or tax liabilities. We will have limited or, in certain circumstances, no recourse against the parties from whom we are acquiring the interests in our initial properties. The existence of such liabilities could significantly affect the value of the property having such liability and our ability to make distributions to our stockholders.
The costs of compliance with or liabilities under environmental laws could significantly reduce our profitability.
      Our operating expenses could be higher than anticipated due to the cost of complying with existing or future environmental laws and regulations. An owner of real property can face liability for environmental contamination created by the presence or discharge of hazardous substances on the property. We may face liability regardless of:

•	our lack of knowledge of the contamination;

•	the timing of the contamination;

•	the cause of the contamination; or

•	the party responsible for the contamination of the property.
      While we are not aware of any environmental problems associated with our initial properties, there may be environmental problems of which we are unaware. Some of our properties may have used in the past underground tanks for the storage of petroleum based or waste products that could rupture or leak. If environmental contamination exists on our properties, we could become subject to strict, joint and several liability for the contamination by virtue of our ownership interest. This means that we may be liable regardless of whether we knew of, or were responsible for, the presence of the contaminants, and the government entity or private party may seek recovery of the entire amount from us even if there are other responsible parties.

      The presence of hazardous substances or other material environmental conditions on or adjacent to one of our properties may limit our ability to sell or rent the property, or to borrow using that property as collateral, and we may incur substantial remediation costs, any of which could harm our results of operations and financial condition and our ability to make distributions to our stockholders. In addition, although our leases generally require our tenants to operate in compliance with all applicable laws and to indemnify us against any environmental liabilities arising from a tenant’s activities on the property, we could nonetheless be subject to strict liability by virtue of our ownership interest for environmental liabilities created by our tenants, and we cannot be sure that our tenants would satisfy their indemnification obligations under the applicable lease. The discovery of material environmental liabilities at our properties could subject us to unanticipated significant costs such as costs incurred to clean up or remediate the environmental problem, which could significantly reduce our profitability and the cash available for distributions to our stockholders.
Our properties may contain or develop harmful mold, which could lead to liability for adverse health effects and costs of remediating the problem, which could harm the value of our properties and our ability to make distributions to our stockholders.
      When excessive moisture accumulates in buildings or on building materials, mold growth may occur, particularly if the moisture problem remains undiscovered or is not addressed over a period of time. Some molds may produce airborne toxins or irritants. Concern about indoor exposure to mold has been increasing because exposure to mold may cause a variety of adverse health effects and symptoms, including allergic or other reactions. While we are not aware of any significant mold problems at our initial properties, the presence of significant mold at any of our properties of which we are unaware could require us to undertake a costly remediation program to contain or remove the mold from the affected property. The presence of significant mold could expose us to liability from our tenants, employees of our tenants and others if property damage or health concerns arise.
Compliance with the Americans with Disabilities Act and fire, safety and other regulations may require us to make unanticipated expenditures that could significantly reduce the cash available for distributions to our stockholders.
      Under the Americans with Disabilities Act of 1990, or the ADA, all public accommodations must meet federal requirements related to access and use by disabled persons. We have not conducted an audit or investigation of our initial properties to determine their compliance. If one or more of our initial or other properties were not in compliance with the ADA, then we would be required to incur additional costs to bring the property into compliance. Non-compliance could result in fines by the U.S. government, an award of damages to private litigants, or both. Additional federal, state and local laws also may require modifications to our initial or other properties, or restrict our ability to renovate our properties. We cannot predict the ultimate amount of the cost of compliance with the ADA or other legislation.
      In addition, our initial properties are subject to various federal, state and local regulatory requirements, such as state and local fire and safety requirements, and any future properties we may acquire will be subject to the same or similar regulations. If we fail to comply with these various requirements, we might incur governmental fines or private damage awards.
      If we incur substantial costs to comply with the ADA or any other legislative or regulatory requirements, our financial condition, results of operations, cash flow, market price of our common stock and our ability to satisfy our debt service obligations and to pay distributions to our stockholders could be adversely affected.

Tax Risks of our Business and Structure
If we fail to qualify or remain qualified as a REIT for federal income tax purposes, we will not be able to deduct our dividends, and our income will be subject to taxation.
      We believe that we will qualify as a REIT under the Internal Revenue Code commencing with our short taxable year beginning on the business day prior to the closing of this offering and ending on December 31, 2005, which will afford us significant tax advantages. The requirements for this qualification, however, are complex and our management has no experience in operating a REIT. If we fail to meet these requirements and do not qualify for certain statutory relief provisions, our distributions to our stockholders will not be deductible by us and we will be subject to a corporate level tax on our taxable income. This would substantially reduce our cash available to make distributions to our stockholders and your yield on your investment. In addition, incurring corporate income tax liability might cause us to borrow funds, liquidate some of our investments or take other steps that could negatively affect our operating results. Moreover, if our REIT status is terminated because of our failure to meet a REIT qualification requirement or if we voluntarily revoke our election, we would be disqualified from electing treatment as a REIT for the four taxable years following the year in which REIT status is lost.
Even if we qualify as a REIT for federal income tax purposes, we may be subject to tax liabilities that reduce our cash flow.
Failure to make distributions will subject us to tax.
      To qualify and maintain our status as a REIT for federal income tax purposes, we generally are required to distribute annually to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding net capital gains. We are also required to pay tax at regular corporate rates to the extent that we distribute less than 100% of our taxable income (including net capital gains) each year. In addition, we are required to pay a 4% nondeductible excise tax on the amount, if any, by which certain distributions we pay with respect to any calendar year are less than the sum of 85% of our ordinary income for that calendar year, 95% of our capital gain net income for the calendar year and any amount of our income that was not distributed in prior years.
Our disposal of properties may result in unfavorable tax consequences.
      If we make a sale of a property directly or through an entity that is treated as a partnership or disregarded entity for federal income tax purposes, and it is deemed to be a sale of dealer property or inventory, the sale may be deemed to be a “prohibited transaction” under federal tax laws applicable to REITs, in which case our gain, or our share of the gain, from the sale would be subject to a 100% penalty tax. If we believe that a sale of a property might be treated as a prohibited transaction, we may dispose of that property through a taxable REIT subsidiary, in which case the gain from the sale would be subject to corporate income tax but not the 100% prohibited transaction tax. We cannot assure you, however, that the IRS will not assert successfully that sales of properties that we make directly or through an entity that is treated as a partnership or disregarded entity for federal income tax purposes, rather than through a taxable REIT subsidiary, are sales of dealer property or inventory, in which case the 100% penalty tax would apply.
Our taxable REIT subsidiary will pay regular corporate tax.
      The net income of our taxable REIT subsidiary will be subject to federal and state income taxes at regular corporate rates.

To maintain our REIT status, we may be forced to borrow funds on a short-term basis during unfavorable market conditions.
      To qualify as a REIT, we must distribute to our stockholders certain amounts each year based on our income, as described above. At times, we may not have sufficient funds to satisfy these distribution requirements and may need to borrow funds or use net proceeds from this offering to maintain our REIT status and avoid the payment of income and excise taxes. These needs could result from:

•	differences in timing between the actual receipt of cash and inclusion of income for federal income tax purposes;

•	the effect of non-deductible capital expenditures;

•	the creation of reserves; or

•	required debt or amortization payments.
      We may need to borrow funds at times when the then-prevailing market conditions are not favorable for these borrowings. These borrowings could increase our costs or reduce our equity and adversely affect the value of our common stock.
      Distribution and other requirements relating to our qualification as a REIT for federal income tax purposes may cause us to forego attractive investment opportunities and limit our flexibility in executing our business plan.
      To qualify as a REIT, we must satisfy tests concerning, among other things, the sources of our income, the nature and diversification of our assets, the amounts we distribute to our stockholders and the ownership of our stock. We may be required to make distributions to stockholders at times when it would be more advantageous to reinvest cash in our business or when we do not have funds readily available for distribution. Thus, compliance with the REIT requirements may hinder our ability to operate solely on the basis of maximizing profits.
      In particular, our business plan contemplates growth through acquisitions. We intend to distribute to our stockholders all or substantially all of our REIT taxable income each year to comply with the distribution requirements of the Internal Revenue Code and to avoid federal income tax and the 4% nondeductible excise tax. Our distribution requirements limit our ability to fund acquisitions and capital expenditures through retained earnings, and if we cannot obtain debt or equity financing, we may be unable to grow through acquisitions.
Risks Related to This Offering
There is currently no public market for our common stock, and an active trading market for our common stock may not develop following this offering.
      Prior to this offering, there has been no public market for our common stock. We have applied to list our common stock on the New York Stock Exchange in connection with this offering, but even if our common stock is approved for listing, an active trading market for our common stock may never develop or be sustained. In the absence of a public market, you may be unable to liquidate an investment in our common stock. Our common stock may have limited trading volume, and many investors may not be interested in owning our common stock because of the inability to acquire or sell a substantial block of our common stock at one time. This illiquidity could have an adverse effect on the market price of our common stock. In addition, a stockholder may not be able to borrow funds using our common stock as collateral because lenders may be unwilling to accept the pledge of securities having such a limited market. A substantial sale of our common stock, or the perception that a substantial sale might occur, could cause the market price of our common stock to decline.

The market price and trading volume of our common stock may be volatile following this offering.
      Even if an active trading market develops for our common stock after this offering, the market price of our common stock may fluctuate widely. In addition, the trading volume in our common stock may fluctuate and cause significant price variations to occur. If the market price of our common stock declines significantly, you may be unable to resell your common stock at or above the public offering price. We cannot assure you that the market price of our common stock will not fluctuate or decline significantly, including a decline below the public offering price, in the future.
      Some of the factors that could negatively affect our share price or result in fluctuations in the market price or trading volume of our common stock include:

•	actual or anticipated declines in our quarterly operating results or distributions;

•	reductions in our funds from operations;

•	increases in market interest rates that lead purchasers of shares of our common stock to demand a higher dividend yield;

•	changes in market valuations of similar companies;

•	adverse market reaction to any increased indebtedness we incur in the future;

•	additions or departures of key management personnel;

•	actions by institutional stockholders;

•	speculation in the press or investment community; and

•	general market and economic conditions.
      The public offering price does not necessarily bear any relationship to our book value or the fair market value of our assets.
An increase in market interest rates may decrease the market price of our common stock.
      One of the factors that investors may consider in deciding whether to buy or sell shares of our common stock is our distribution rate as a percentage of our stock price, relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective investors to expect a higher distribution rate on shares of our common stock or seek securities paying higher dividends or interest. The market price of our common stock likely will be based primarily on the earnings that we derive and are expected to derive from rental income with respect to our properties and our distributions to stockholders, and not from the underlying appraised value of the properties themselves. As a result, interest rate fluctuations and capital market conditions can affect the market price of our common stock. For instance, if interest rates rise without an increase in our distribution rate, the market price of our common stock could decrease because potential investors may require a higher yield on shares of our common stock as market rates on interest-bearing securities, such as bonds, rise.
Shares of our common stock eligible for future sale may decrease our share price.
      We cannot predict the effect, if any, of future sales of shares of our common stock, or the availability of shares for future sales, on the market price of our common stock. Sales of substantial amounts of shares of our common stock, including up to approximately 700,000 shares of common stock outstanding or issuable (i) upon the conversion of operating partnership units resulting from LTIP units issuable in our formation transactions or (ii) in connection with awards under our 2005 equity compensation plan, or the perception that these sales could occur, may decrease prevailing market prices for shares of our common stock and impede our ability to raise capital. We will agree to register the resale of shares of common stock issuable upon redemption of operating partnership units resulting from LTIP units issuable in the formation transactions approximately 16 months following completion of the offering.

      We also may issue from time to time additional shares of common stock, operating partnership units or LTIP units in connection with the acquisition of properties, and we may grant demand or piggyback registration rights in connection with these issuances. Sales of substantial amounts of shares of common stock or the perception that these sales could occur may cause the prevailing market price for shares of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through a sale of additional equity securities.
If you purchase shares in this offering, you will experience immediate dilution.
      We expect the public offering price of our common stock to be higher than the book value per share of our common stock immediately following the offering and completion of our formation transactions. Accordingly, if you purchase our common stock in this offering at $15 per share, you will experience immediate dilution of approximately $1.73 in book value per share. This means that investors who purchase shares will likely pay a price per share that exceeds the book value of our assets after subtracting our liabilities.
      Moreover, to the extent that outstanding operating partnership units that are issuable upon conversion of LTIP units are converted into shares of common stock or shares of common stock are issued or issuable in accordance with our 2005 equity compensation plan, each person purchasing shares of common stock in this offering may experience further dilution.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS
      We make forward-looking statements in this prospectus that are subject to risks and uncertainties. These forward-looking statements include information about possible or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. When we use the words “believe,” “expect,” “plan,” “will,” “anticipate,” “estimate,” “intend,” “should,” “could,” “may” or similar expressions, we intend to identify forward-looking statements. Statements regarding the following subjects are forward-looking by their nature:

•	our business and investment strategy;

•	our projected operating results;

•	our ability to complete investments and otherwise implement our business plan;

•	our ability to obtain future financing arrangements;

•	estimates relating to our ability to make distributions to our stockholders in the future;

•	our understanding of our competition and our ability to successfully compete;

•	market trends, including demographics, property values or interest rates;

•	projected capital expenditures; and

•	use of the proceeds of this offering.
      The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. You should not place undue reliance on these forward-looking statements. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. Some of these factors are described in this prospectus under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. We are not obligated to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent the disclosure becomes materially deficient or misleading prior to completion of the distribution of the shares of common stock in this offering.
Market Data
      Market data and forecasts used in this prospectus have been obtained from independent industry sources and from research reports prepared under contract for us as well as for other purposes. Forecasts and other forward-looking information obtained from these sources are forward-looking statements in this prospectus.

USE OF PROCEEDS
      We estimate that the net proceeds from this offering will be approximately $175.4 million after deducting the underwriting discount and estimated offering fees and expenses payable by us, including approximately $1.6 million for reimbursement to Bresler & Reiner for organization and offering expenses incurred on our behalf. If the underwriters’ over-allotment option is exercised in full, we expect to receive net proceeds of approximately $202.1 million. We will contribute the net proceeds to our operating partnership in exchange for operating partnership units, representing an approximate 97.0% interest in our operating partnership after giving effect to our other formation transactions. Our operating partnership expects to use the net proceeds from this offering of our common stock as follows:

•	approximately $91.1 million to fund the cash portion of the purchase price for our initial properties, including estimated closing costs of approximately $6.0 million;

•	approximately $38.5 million to repay outstanding debt secured by our initial properties as follows:

•	a loan secured by a first mortgage on the Fort Hill Centre property with a principal amount outstanding of approximately $5.5 million, a fixed interest rate of 7.70%, a monthly principal and interest payment of $41,000 and a maturity date in January 2011;

•	a loan secured by a first mortgage on 200 and 220 West Germantown Pike with a principal amount outstanding of approximately $15.9 million, a fixed interest rate of 5.90%, a monthly principal and interest payment of $98,000 and a maturity date in March 2033 (the interest rate and monthly payments increase significantly in 2013);

•	a loan secured by a first mortgage on Blue Bell Plaza, a property that Bresler & Reiner will assign to us the right to purchase after the completion of this offering, with a principal amount outstanding of approximately $17.1 million, a fixed interest rate of 7.09%, a monthly principal and interest payment of $130,000 and a maturity date in November 2011;

•	approximately $6.4 million will be deposited with our lenders to satisfy reserve requirements under certain loans we will be assuming;

•	approximately $5.3 million in prepayment fees and related costs;

•	approximately $4.3 million to fund our estimated annual distribution to our stockholders; and

•	the balance for general corporate and working capital purposes, including future investments in office properties.

      Pending these uses, we intend to invest the net offering proceeds in interest-bearing, short-term, marketable investment grade securities or money market accounts which are consistent with our intention to qualify as a REIT. These investments may include, for example, government and government agency securities, certificates of deposit, interest-bearing bank deposits and mortgage loan participations.

CAPITALIZATION
      The following table sets forth (i) the cash and cash equivalents and capitalization of Midlantic Office Trust, Inc. as of March 31, 2005 and (ii) the pro forma cash and cash equivalents and capitalization of Midlantic Office Trust, Inc., as adjusted to reflect the sale of 12,750,000 shares of our common stock in this offering at a public offering price of $15 and the application of the net proceeds as described in “Use of Proceeds.” This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical and unaudited pro forma financial information and related notes included elsewhere in this prospectus.

	March 31, 2005

		Pro Forma
	Actual	As Adjusted

Cash and cash equivalents	$10	$53,505,000

Mortgage loans and notes payable	—	$126,399,000
Minority interest in our operating partnership(1)	—	3,333,000
Stockholders’ equity:
Preferred stock, $0.01 par value per share, no shares authorized and no shares issued and outstanding, actual; 50,000,000 shares authorized, no shares issued and outstanding on a pro forma basis, as adjusted	—	—
Common stock, $0.01 par value per share, 1,000 shares authorized and 1,000 shares issued and outstanding, actual; 250,000,000 shares authorized and 12,813,750 shares issued and outstanding on a pro forma basis, as adjusted(2)	10	128,000
Additional paid in capital(3)	—	172,925,000
Retained earnings (deficit)		(956,000)

Total stockholders’ equity	10	172,097,000

Total capitalization	$10	$301,829,000

(1)	Comprised of 255,000 LTIP units issued to Bresler & Reiner in consideration for the license grant, non-competition agreement, rights to acquire additional commercial office properties and referral obligations set forth in the license and non-competition agreement.

(2)	Excludes (i) up to 1,912,500 shares of our common stock that may be issued by us upon exercise of the underwriters’ over-allotment option and (ii) up to approximately 402,000 shares of common stock issuable upon conversion of LTIP units held by Bresler & Reiner and certain of our executive officers and non-employee directors. Includes (i) approximately 255,000 shares of common stock expected to be sold in this offering and reserved for sale by us directly to our directors, officers, employees, business associates and related persons through a directed share program and 1,000,000 shares of common stock expected to be sold to Bresler & Reiner at the offering price, in each case, for which we will not pay an underwriting discount and (ii) 63,750 shares of common stock held by Sidney M. Bresler, assuming consummation of a stock split in the form of a stock dividend to increase the number of shares held by Sidney M. Bresler to equal one-half of 1.0% of our common stock being sold in this offering, excluding any exercise of the underwriters’ over-allotment option.

(3)	Amount includes a reduction for approximately $3.8 million in estimated offering expenses.

DILUTION
      If you invest in shares of our common stock in this offering, your investment will be diluted to the extent of the difference between the initial public offering price per share in this offering and the pro forma net tangible book value per share of our common stock immediately after this offering, but assuming no exercise of the underwriters’ over-allotment option. Our pro forma net tangible book value as of March 31, 2005 assuming we were formed on that date, would have been approximately $175.4 million, or $13.27 per share after giving effect to:

•	the sale of the shares of our common stock offered by this prospectus and our receipt of approximately $175.4 million in net proceeds from this offering, after deducting the underwriters’ discount and estimated offering expenses payable by us;

•	the sale of 1,000 shares at par value per share to Sidney M. Bresler which subsequent to a stock split in the form of a stock dividend which we will effect, will represent one-half of 1.0% of our common stock being sold in this offering, excluding any exercise of the underwriters’ over-allotment option.

•	completion of our formation transactions; and

•	the issuance of approximately 402,000 LTIP units in our operating partnership to Bresler & Reiner, our executive officers and our non-employee directors immediately upon completion of this offering.

      This amount represents an immediate dilution in pro forma net tangible book value of $1.73 per share to new investors. The following table illustrates this per share dilution:

Initial public offering price		$15.00

Pro forma net tangible book value per share before this offering(1)	—
Increase in pro forma net tangible book value per share attributable to the offering and the formation transactions	13.27

Pro forma net tangible book value per share after the formation transactions and this offering(2)		13.27

Dilution in pro forma net tangible book value per share to new investors(3)		$1.73

(1)	Pro forma net tangible book value per share of common stock before this offering is determined by dividing our net tangible book value (total tangible assets less total liabilities) by 1,000 shares of common stock outstanding.

(2)	Based on pro forma net tangible book value of approximately $175.4 million divided by 12,813,750 shares of common stock and 402,083 LTIP units outstanding.

(3)	Dilution is determined by subtracting pro forma net tangible book value per share of our common stock after the formation transactions and this offering from the initial public offering price paid by a new investor for a share of our common stock.

DISTRIBUTION POLICY
      After this offering, we intend to make regular quarterly distributions to our common stockholders. We intend to pay a pro rata initial distribution, covering the partial three-month period commencing on the closing of this offering and ending on September 30, 2005, based on a $.16875 per share distribution rate for a full quarter. This represents an annualized distribution of $.675 per share, or an annual distribution rate of 4.5% based upon the mid-point of the initial public offering price range on the cover of this prospectus. This initial estimated annual distribution represents an initial annual distribution rate of 201% of our estimated cash available for distribution for the 12 months ending March 31, 2006. Estimated distributions in excess of cash available for distributions are expected to be paid from incremental growth in operating cash and, to the extent necessary, from cash available from the net proceeds from this offering. You should read the following discussion and the information set forth in the table and footnotes below together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes beginning on page F-1 of this prospectus.
      We established our intended initial distribution based on our estimate of the cash flow that will be available to us for distributions for the 12 months ending March 31, 2006. We based this estimate on adjustments to our pro forma income before minority interests for the 12 months ended March 31, 2005, including an assumption that there will be no new lease, renewals or early terminations of existing leases in our portfolio after May 1, 2005. Additional adjustments include $0.13 per square foot for non-revenue enhancing capital expenditures at our properties based on lender-required reserve escrows and management’s estimate of the capital expenditures necessary for the maintenance and upkeep of the properties, as well as $2.25 per square foot for recurring tenant improvements and leasing commissions based on new leases signed since March 31, 2005 along with lender-required reserve escrows. We have not adjusted our cash available for distribution for discretionary, revenue-enhancing capital improvements as we do not intend to fund these items from cash available for distribution, and since the timing of making such improvements is discretionary, we do not intend to make such improvements until such time as they will not impair our ability to fund our intended initial distribution rate.
      Cash available for distribution should not be considered as an alternative to net income (loss) (computed in accordance with GAAP), an indicator of our financial performance, or to cash flow from operating activities (computed in accordance with GAAP), an indicator of our liquidity. Furthermore, our estimate of cash available for distribution should not be used as a basis for determining future distributions.
      We believe that our estimate of cash available for distribution constitutes a reasonable basis for setting our initial distribution. Any distributions we make will be at the discretion of our board of directors and we cannot assure you that our estimated distribution will be made or sustained. The timing and frequency of distributions will be authorized by our board of directors and declared by us based upon a number of factors, including:

•	our actual results of operations;

•	our overall financial condition;

•	our debt service requirements;

•	our capital expenditure requirements;

•	our operating expenses;

•	our taxable income;

•	the annual distribution requirements under the REIT provisions of the Internal Revenue Code; and

•	other factors our directors deem relevant.

      Our ability to make distributions to our stockholders will depend, in part, upon our receipt of distributions from our operating partnership. The debt agreements for certain of the indebtedness we will assume in the formation transactions restrict our ability to make distributions if we are in default under any such debt agreement. We will assume five separate secured mortgages in connection with our acquisition of our initial properties. These mortgage obligations will be separately secured by our Sudley North, Fort Washington Executive Center, Versar Center, 102 Pickering Way and Cross Keys Building properties. We will also assume the mortgage secured by Blue Bell Plaza, although we expect to repay this indebtedness in December 2005. If we default under any mortgage, we will be restricted in our ability to make distributions from the cash generated from the property secured by that mortgage but we will not be restricted from making distributions of cash generated by our properties secured by mortgages that are not in default. Following completion of this offering, we may enter into a credit facility that contains restrictions on our operations, including the ability of our operating partnership to make distributions to us, but we do not anticipate that any of the restrictions in that facility will prevent us from qualifying as a REIT and maintaining that status.
      Distributions to our stockholders will generally be taxable to our stockholders as ordinary income. A significant portion of our investments will be equity ownership interests in commercial office properties, which will result in depreciation and non-cash charges against our taxable income. Our distributions in excess of our current and accumulated earnings and profits will constitute a tax-free return of capital rather than taxable dividends, which will reduce your basis in your shares of our common stock but will not be subject to tax. Although actual results could be materially different, we anticipate that approximately 52% of our estimated annual distribution will constitute a tax-free return of capital. To the extent not inconsistent with maintaining our REIT status, our taxable REIT subsidiary may retain any after-tax earnings.

      The following table describes the calculation of our estimated cash available for distribution for the 12 months ending March 31, 2006. The table reflects our consolidated information, including the interests of long term incentive plan, or LTIP unit holders in our operating partnership.

Pro forma loss for the 12 months ended March 31, 2005	$(1,774,000)
Add: Minority interest	(203,000)
Add: Depreciation and amortization	11,030,000
Add: Non-cash general and administrative expenses(1)	655,000
Add: Amortization of financing fees and debt fair market value adjustment	(290,000)
Add: Net increases in contractual rent income(2)	633,000
Add: New leases(3)	1,223,000
Less: Net decreases in contractual rent income due to lease expirations, assuming no renewals(4)	(1,511,000)
Less: Net effect of straight line rents(5)	(540,000)

Estimated cash flow from operating activities	9,223,000
Less: Estimated annual provision for recurring tenant improvements and leasing commissions(6)	(3,115,000)
Less: Estimated annual provisions for recurring capital expenditures(7)	(179,000)

Estimated cash flows used in investing activities	(3,294,000)
Less: Debt principal payments(8)	(1,494,000)

Estimated cash flows used in financing activities	(1,494,000)
Estimated cash available for distribution for the 12 months ending March 31, 2006	4,435,000

Less: Minority interest’s share of estimated cash available for distribution(9)	(133,000)
Estimated cash available for distribution for the 12 months ending March 31, 2006	$4,302,000

Estimated distributions for the 12 months ending March 31, 2006(10)	$8,649,000
Estimated distributions per share for the 12 months ending March 31, 2006(11)	$0.68
Payout ratio based on our share of estimated cash available for distribution(12)	201.0%
Estimated net proceeds used to pay distributions for 12 months ending March 31, 2006(13)	$4,347,000

(1)	Represents non-cash compensation expense.

(2)	Represents contractual rent increases that were not in effect for the entire 12 month period ended March 31, 2005 and net increases in contractual rental income from leases that were in effect or have renewed by May 1, 2005 and extend for a period up to March 31, 2006.

(3)	Represents contractual rental income under leases which (i) were signed during the 12 month period ended March 31, 2005 and (ii) were signed subsequent to March 31, 2005 and on or before May 1, 2005.

(4)	Represents contractual rental income under leases (i) of which $659,000 expired between March 31, 2004 and March 31, 2005 and were not renewed and (ii) of which $852,000 will expire between March 31, 2005 and March 31, 2006, assuming no renewal.

(5)	Represents the conversion of estimated rental revenues for the 12 months ended March 31, 2005 from a straight-line accrual basis to a cash basis of recognition.

(6)	Based on lender-required reserve escrows plus amounts in connection with new leases signed since March 31, 2005. Total tenant improvements and lease commissions equate to $2.25 per square foot.

(7)	Based on lender-required reserve escrows plus an estimate of specific non-revenue enhancing capital expenditures that management has identified as necessary for the maintenance and upkeep of the properties based on the useful life of the building and related assets. Total recurring capital expenditures equates to $0.13 per square foot.

(8)	Represents scheduled pro forma principal amortization for loans in place following the offering and the initial purchase transactions.

(9)	Represents LTIP unit holder’s 3.0% interest in the operating partnership consisting of (i) Bresler & Reiner’s 1.9% vested interest in the operating partnership in consideration for its obligations under the license and non-competition agreement and (ii) interests we anticipate issuing to our executive officers and non-employee directors that we expect will vest in this period.

(10)	Estimated distributions in excess of cash available for distributions are expected to be paid from incremental growth in operating cash and to the extent necessary, from cash available from the net proceeds from this offering. Although actual results could be materially different, we anticipate that approximately 52% of our estimated annual distribution will constitute a return of capital, representing distributions exceeding our current and accumulated earnings and profits. These distributions will constitute a return of capital rather than taxable dividends, which will reduce your basis in your shares of our common stock but will not be subject to tax.

(11)	Based on a total of 12,813,750 shares of our common stock to be outstanding after the offering, on a fully-diluted basis, consisting of 12,750,000 shares to be sold in this offering, which assumes no exercise of the underwriters’ over-allotment option, and 63,750 shares held by Sidney M. Bresler.

(12)	In the event that the underwriters exercise their over-allotment option in full, we will issue 1,912,500 additional shares, resulting in additional net proceeds of $26.7 million, which would be available to fund future acquisitions and for working capital purposes. We have not included such net proceeds in estimating the cash available for distributions for the 12 month period ending March 31, 2006. Based on a total of 14,726,250 shares outstanding, including the exercise of the over-allotment option in full, the estimated distributions for the 12 months ending March 31, 2006 would be $8.6 million, based on a $.16875 per share per quarter distribution rate. In that case, our payout ratio would increase to 234%.

(13)	Assumes we incur no indebtedness to satisfy any portion of the estimated net proceeds used to pay distributions for 12 months ending March 31, 2006. We have no commitment to obtain any indebtedness for this purpose or otherwise.

SELECTED FINANCIAL AND OTHER DATA
      The following table sets forth selected financial and operating data on a pro forma basis for Midlantic Office Trust, Inc. We have not presented historical information for Midlantic Office Trust, Inc. because we have not had any corporate activity since our formation other than the issuance of 1,000 shares of common stock in connection with the initial capitalization of our Company and because we believe that a discussion of the results of Midlantic Office Trust, Inc. would not be meaningful. You should read the following pro forma information in conjunction with our pro forma consolidated financial statements and notes thereto included elsewhere in this prospectus.
      The unaudited pro forma consolidated balance sheet data is presented as if this offering and the formation transactions, along with the purchase of our initial properties, all had occurred on March 31, 2005. The unaudited pro forma consolidated statements of operations data for the three months ended March 31, 2005 and for the 12 months ended December 31, 2004 are presented as if this offering and the formation transactions, along with the purchase of our initial properties, all had occurred on January 1, 2004. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of what our actual financial position or results of operations would have been as of or for the period indicated, nor does it purport to represent our future financial position or results from operations.
Midlantic Office Trust, Inc.
Pro Forma Condensed Consolidated Financial Statements
(Unaudited)

	Three Months
	Ended	12 Months Ended
	March 31, 2005	December 31, 2004

Statement of Operations Data:
Rental income (excluding straight-line rent)	$7,078,000	$27,562,000
Rental income-straight-line rent	(8,000)	534,000
Recoveries from tenants	751,000	3,298,000
Amortization of above and below market lease intangibles — net	248,000	1,034,000
Other revenues	18,000	107,000

Total operating revenues	8,087,000	32,535,000
Operating expenses:
Management fees	229,000	941,000
Other property operating	2,926,000	11,147,000
Depreciation and amortization	2,856,000	12,064,000
Non-cash general and administrative expenses(1)	164,000	5,437,000
Other general and administrative expenses	825,000	3,301,000

Total operating expenses	7,000,000	32,890,000
Net operating income (loss)	1,087,000	(355,000)
Other expenses
Interest expense	(1,496,000)	(6,466,000)
Minority interest	12,000	205,000

Net loss	$(397,000)	$(6,616,000)

Pro forma basic and diluted loss per share(2)	$(0.03)	$(0.52)

Weighted average common shares outstanding	12,813,750	12,813,750

	Three Months
	Ended	12 Months Ended
	March 31, 2005	December 31, 2004

Balance Sheet Data (at period end):
Rental property	$217,564,000	—
Total assets	308,660,000	—
Mortgages and notes payable	126,399,000	—
Total liabilities	133,230,000	—
Minority interest	3,333,000	—
Stockholders’ equity	172,097,000	—
Total liabilities, minority interest and equity	308,660,000	—
Other Data:
Funds from operations(3)	$2,373,000	$5,086,000
Reconciliation of Pro Forma Funds from Operations
Pro forma net loss	$(397,000)	$(6,616,000)
Adjustments:
Pro forma minority interest share of depreciation and amortization	(86,000)	(362,000)
Pro forma real estate depreciation and amortization	2,856,000	12,064,000

Pro forma funds from operations	$2,373,000	$5,086,000

(1)	Represents (i) non-cash expense of the license of certain intellectual property assets, a non-competition agreement and other arrangements with Bresler & Reiner set forth in the license and non-competition agreement, in exchange for LTIP units in our operating partnership and (ii) non-cash compensation expense associated with 1,000 shares of our common stock purchased by a member of our management upon our initial formation in March 2005, which subsequent to a stock split in the form of a stock dividend which we will effect, will represent one-half of 1.0% of our common stock being sold in this offering (excluding any exercise of the underwriters’ over-allotment option), and other non-cash compensation expense.

(2)	Pro forma basic and diluted earnings per share equals pro forma net income divided by the number of shares of our common stock to be outstanding after this offering.

(3)	As defined by the National Association of Real Estate Investment Trusts, or NAREIT, funds from operations, or FFO, represents net income (computed in accordance with United States generally accepted accounting principles, or GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures. We present FFO because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      We are newly formed and have not yet commenced revenue generating operations. Therefore, we do not have any meaningful historical operations to discuss. Please see “Risk Factors” for a discussion of risks related to our lack of historical operations. Where appropriate, the following discussion includes analysis of the effects of this offering and the completion of our other formation transactions. These effects are reflected in the pro forma financial statements located elsewhere in this prospectus.
Overview
      Midlantic Office Trust, Inc. is a self-advised Maryland corporation formed in March 2005 to invest in commercial office properties located in the Mid-Atlantic region. We will acquire substantially all of our initial properties from, and will utilize the proprietary management practices of, Bresler & Reiner, Inc., a publicly traded company that has owned and developed diversified real estate properties for more than 30 years. We intend to qualify and elect to be taxed as a real estate investment trust, or REIT, for federal income tax purposes.
      We intend to invest in commercial office properties located in the Mid-Atlantic region, a region that includes New Jersey, Pennsylvania, Delaware, Maryland, Virginia and Washington D.C. Our target assets are properties that contain up to 400,000 rentable square feet and command rental rates below the highest rental rate paid in an applicable market. We expect to continue to implement many of the strategies employed by Bresler & Reiner in connection with the acquisition, financing, renovation, leasing and management of our properties, however, unlike Bresler & Reiner, we will be dedicated to the commercial office business and expect to have greater access to capital, a more flexible debt structure and the advantages associated with being a publicly-traded REIT that is listed on a national securities exchange.
      We have entered into binding contracts to acquire nine properties consisting of 19 buildings containing an aggregate of approximately 1.4 million rentable square feet. We refer to these properties as our initial properties. We will acquire our initial properties for an aggregate purchase price of approximately $228.1 million, including approximately $143.0 million of assumed debt. We expect to repay approximately $38.5 million of the assumed indebtedness with proceeds from this offering. As a result of the prepayment, we expect to incur approximately $5.3 million in prepayment fees and related costs. We further anticipate paying estimated closing costs of approximately $6.0 million to acquire our initial properties.
      We will own our properties and conduct our business through our operating partnership and its subsidiaries. We expect that our revenues will consist almost entirely of rental payments that we receive as a result of our ownership of our commercial office properties. Our initial properties will be concentrated in the greater Washington, D.C. and greater Philadelphia, PA metropolitan areas. For a description of our initial properties, please see “Our Business and Properties — Description of Our Initial Properties”.
      We anticipate owning a 100% interest in each of our initial properties, however, we will consider investing in properties either through joint ventures or in other ways in which we do not own 100% of the properties. We intend to finance our future acquisitions with a combination of cash on hand, equity capital, long-term fixed or floating-rate debt, as well as floating-rate credit facilities. We intend to maintain a debt structure that will provide us with sufficient flexibility to permit us to quickly close on properties if circumstances warrant.
      Upon completion of this offering and the formation transactions, the ratio of total indebtedness to the cost of our initial properties will be approximately 44% and we will have estimated unrestricted cash of approximately $33.3 million (after payment of the Blue Bell Plaza mortgage debt), $4.2 million of which we may need to use to fund our estimated annual distribution to stockholders. While our charter does not limit the amount of indebtedness we can incur, we seek to maintain target debt levels of up to 65% of the aggregate fair market value of our properties. Upon completion of this offering we believe we will have significant borrowing capacity to acquire additional properties.

      After the completion of this offering and the acquisition of our initial properties, we would be able to acquire approximately $216.0 million in additional properties, less any amounts we need to fund our working capital needs, without exceeding a debt level of approximately 65% of the aggregate fair market value of our properties.
      We believe that since the properties constituting our initial properties were acquired over a period of time by their current owners and have been managed by multiple entities, a year-by-year comparison of the operating results of the initial properties would not be helpful.
Application of Critical Accounting Policies
      Our accounting policies will comply with accounting principles generally accepted in the United States of America. The application of these accounting policies will involve the exercise of judgment and use of assumptions as to future uncertainties. We will make best estimates and judgments of certain amounts included in the financial statements. However, actual results could differ from these estimates and a change in the facts and circumstances of the underlying transactions could significantly change the application of an accounting policy and the resulting financial statement impact. We have listed below those policies that we believe will be critical and will require the use of significant judgment in their application.
Revenue Recognition
      We will recognize rental revenue in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 13 which requires that revenue be recognized on a straight-line basis over the term of the lease for operating leases.
Cash and Cash Equivalents
      We will consider all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents.
Rental Property and Equipment
      Rental property and equipment will be stated at cost. Depreciation will be recorded using the straight-line method over the estimated useful lives of the related assets, generally 39 years for buildings and three to 10 years for furniture, fixtures and equipment. Replacements and renovations that extend the useful life of an asset will be capitalized and depreciated over their estimated useful lives.
      Upon acquisitions of real estate, we will assess the fair value of acquired assets (including land, buildings and improvements, and identified intangibles such as above and below market leases and acquired in-place leases and tenant relationships) and acquired liabilities in accordance with SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets” and will allocate purchase price based on these assessments. We will assess fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows will be based on a number of factors including the historical operating results, known trends, and market conditions that may affect the property.
      In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we will evaluate the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability is measured based on net, undiscounted expected cash flows. Assets are considered to be impaired if the undiscounted expected cash flows are less than the carrying amount of the assets. Impairment charges are recorded based upon the difference between the carrying value of the asset and its fair value.

Investments in and Advances to Joint Ventures
      For investments in joint ventures, we will evaluate whether the joint venture entities are variable interest entities (“VIEs”), as set forth in FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” as revised in December 2003, (“FIN 46R”). For entities that are not deemed to be VIEs we will account for our investments in these joint ventures in accordance with Statement of Position No. 78-9, “Accounting for Investments in Real Estate Ventures” and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Accordingly, for entities in which we have a controlling interest, we will consolidate the investment and a minority interest will be recognized in our consolidated financial statements. Minority interest in the balance sheet will represent the minority owners’ share of equity as of the balance sheet date; minority interest in the statements of operations will represent the minority owners’ share of the income or loss of the consolidated joint venture. For entities in which we exercise significant influence but do not control, we will account for our investment using the equity method of accounting and will not consolidate the investment. We will evaluate control primarily based on the investors’ relative voting rights in the joint venture.
      For entities that are deemed to be VIEs, as set forth in FIN 46R, we will account for our investments in joint ventures based on a determination of the entity’s primary beneficiary. If we are the primary beneficiary through being subject to a majority of the potential variability in gains or losses of the VIE, then we will consolidate our investment in the joint venture. If we are not the primary beneficiary then we will not consolidate our investment in the joint venture.
Deferred Charges and Other Assets
      Fees incurred in connection with obtaining financing for our real estate will be deferred and amortized as a part of interest expense over the term of the related debt instrument on a straight-line basis, which approximates the effective interest method. Leasing charges, comprised of tenant allowances and lease commissions incurred to originate a lease, will be deferred and amortized on a straight-line basis over the term of the related lease.
      The application of SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets” to real estate acquisitions will require us to allocate the purchase price to acquired in-place leases in addition to land, building and improvements based on the relative fair values of the assets and liabilities acquired. In order to determine the amount of the purchase price to be allocated to the acquired leases, we will make several assumptions regarding the relative value of the in-place leases when compared to the current market. Some of the judgments required as a part of this exercise include (1) determining the market rental rates of the acquired leases, (2) estimating the market value of concessions (including rent concessions and tenant improvement allowances) and leasing commissions to be paid on new leases, (3) estimating an appropriate lease-up period and (4) applying an estimated risk-adjusted discount rate to the existing tenants’ leases.
Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States will require management to make estimates and assumptions that affect the stated amounts of assets, liabilities, revenues, and expenses presented in the financial statements, as well as the disclosures relating to contingent liabilities. Consequently, actual results could differ from those estimates that will be reported in our financial statements.
Trends
      We believe that the Mid-Atlantic office market is showing signs of a gradual recovery from the effects of low demand and oversupply that began in 2001. We believe that recently vacancy levels have started to decline, absorption of unoccupied space has started to increase and rental rates have started to stabilize. The gradual improvements we have witnessed are in the face of an extremely competitive leasing market in which landlords offer economic incentives to attract and retain tenants. We expect the level of inducements offered by landlords will gradually decline and we believe that current trends offer opportunities for higher occupancy and increased rental rates in the future due to more favorable demand factors.
      The factors that affect the demand for commercial office space include:

•	job growth;

•	the local and national economy;

•	consumer and corporate confidence;

•	changes in interest rates;

•	work space density; and

•	technological advances that improve productivity.
      During the most recent recession, which we believe began in 2001, national employment growth fell significantly. This combined with increases in productivity, technological improvements, reductions in employee workspaces and business failures harmed demand for commercial office space and resulted in a difficult environment for the commercial office property sector generally. We are encouraged by recent job growth improvements and what we believe is an overall recovery in the economy. We expect that this improving climate will support increased rents and occupancy levels within our portfolio.
Liquidity and Capital Resources
      Upon completion of this offering, the subsequent acquisition of our initial properties and the prepayment of several mortgage loans, our total indebtedness will be approximately $104.5 million. The ratio of total indebtedness to the cost of our initial properties will be approximately 44% and we will have estimated unrestricted cash of approximately $33.3 million (after payment of the Blue Bell Plaza mortgage debt).

Short-Term Liquidity
      Our short term liquidity requirements over the next twelve months consist of recurring repair and maintenance necessary to adequately maintain the properties estimated to total approximately $1.1 million; property taxes and insurance expenses estimated to be approximately $3.1 million; interest and scheduled principal payments on our outstanding debt of approximately $7.8 million; management fees of approximately $941,000; capital expenditures, lease commission and tenant improvement allowance payments estimated to be approximately $3.3 million; general and administrative expenses estimated to be approximately $3.3 million; and payments of dividends in accordance with the REIT requirements of the federal income tax laws. We expect that our general and administrative expenses will include salaries, bonuses and benefits provided to our employees along with office rent, audit and tax fees, costs associated with operating as a public company and other customary general and administrative expenses. We anticipate meeting these short-term liquidity requirements through the remaining proceeds from this offering and cash provided from operations.
      A number of factors could affect our cash provided from operations, including a change in occupancy levels and leasing rates caused by changes in our tenants’ perception about the attractiveness of the property relative to competing properties; the physical deterioration of the property; competitive pressure caused by newly developed properties within the same geographic market; rent concessions offered by competitors as well as an increase in our management fees and leasing commissions. Furthermore, an economic downturn in the markets in which we operate could affect the ability of tenants to meet their rental obligations, the likelihood that tenants will renew their leases and our ability to lease the space on economically favorable terms. In the event of any tenant default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. We may also be required to make distributions in future periods in order to meet the requirements to be taxed as a REIT.

Our cash flow would be affected in all of these cases and we may be required to obtain a loan and borrow money, sell assets or utilize the net proceeds from this offering to meet our obligations.

Long-Term Liquidity
      Our long term liquidity requirements consist of funds necessary to pay scheduled debt maturities which currently total approximately $104.5 million and capital improvements along with funds required for property acquisitions. We anticipate meeting these long-term liquidity requirements primarily through the remaining proceeds from this offering, cash provided from operations and proceeds of indebtedness that we intend to incur.
      While our charter does not limit the amount of total indebtedness we can incur, we have established an initial target debt level of up to 65% of the aggregate fair market value of our properties. After the completion of this offering and the acquisition of our initial properties, we would be able to acquire approximately $216.0 million in additional properties, less any amounts we need to fund our working capital needs, without exceeding a debt level of approximately 65% of the aggregate fair market value of our properties.
      We may enter into a credit facility after the completion of this offering that may contain financial covenants that will restrict the ability of our operating partnership to make distributions to us, which in turn will restrict our ability to make distributions to our stockholders, including covenants that will limit our liabilities to assets ratio, provide for minimum cash flow coverages of interest expense and fixed charges, minimum tangible net worth requirements and specific limitations on distributions as a percentage of our taxable income and funds from operations. Our indebtedness may also come in various other forms including long-term fixed rate mortgage loans and variable-rate term loans. The mortgage loans may be either amortizing or non-amortizing. Our indebtedness may be recourse, non-recourse or cross-collateralized. If the indebtedness is recourse, our general assets may be attached by the lender to satisfy the indebtedness. If the indebtedness is non-recourse, the lender may satisfy the debt only from the particular property collateralizing the indebtedness. In addition, we may invest in properties subject to existing loans secured by mortgages or similar liens on the properties. We may use the proceeds from any borrowings to refinance existing indebtedness, to finance acquisitions or the redevelopment of existing properties or for general working capital. We may incur indebtedness for other purposes when, in our opinion, it is advisable although we have no commitment to obtain any debt at this time.
      While the mortgage debt we will assume in connection with our acquisition of our initial properties does not contain any financial or operating covenants, we expect debt we will incur in the future may contain customary restrictive covenants including those that may limit our ability, without the prior consent of the lender, to incur additional indebtedness. If we default on the payment of interest or principal in connection with an existing or future loan or violate any loan covenant, the lender may accelerate the maturity of the debt, requiring us to repay all outstanding indebtedness along with any prepayment fees due. If we are unable to repay the debt, the lender may foreclose on assets pledged as collateral for the lender. We will assume five separate secured mortgages in connection with our acquisition of our initial properties. These mortgage obligations will be separately secured by our Sudley North, Fort Washington Executive Center, Versar Center, 102 Pickering Way and Cross Keys Building properties. We will also assume the mortgage secured by Blue Bell Plaza, although we expect to repay this indebtedness in December 2005. If we default under any mortgage, we will be restricted in our ability to make distributions from the cash generated from the property secured by that mortgage but we will not be restricted from making distributions of cash generated by our properties secured by mortgages that are not in default. A default on our debt obligations could harm our financial position and operating results.
      We may also issue operating partnership units to help fund a portion of the purchase price associated with our future property acquisitions. As a publicly traded REIT we also expect to have access to capital through further equity offerings and may fund future acquisitions through issuances of equity securities.

Inflation
      Most of our leases provide for fixed increases in base rent or escalations indexed to either the Consumer Price Index or other fixed percentages. In addition, many of our leases require the tenant to pay a portion of the increase in operating expenses, including common area maintenance, real estate taxes and insurance. The contractual rent increases and tenant expense reimbursements mitigate the adverse impact caused by inflation. To the extent tenants are not required to reimburse us for operating expenses, and the rate of inflation is higher than that used in the rent escalation calculation, we may be adversely affected by inflation.
Geographic Concentration
      Our initial properties are located in the greater Washington, D.C. and greater Philadelphia, PA metropolitan areas. For future acquisitions, we expect to target properties that are located in the Mid-Atlantic region, a region that includes Washington, D.C., Virginia, Maryland, Pennsylvania, New Jersey and Delaware.
Commitments and Contingencies
      The following table summarizes our pro forma contractual obligations assuming the public offering, the purchase of our initial properties and the anticipated repayment of certain mortgage loans occurs on March 31, 2005:

		Payments Due by Period

		Less than	1-3	3-5	More than
	Total	1-Year	Years	Years	5-Years

Long-term debt obligations(1)	$121,582,000	$1,752,000	$3,850,000	$4,361,000	$111,619,000
Other obligations(2)	5,046,000	1,599,000	$2,298,000	1,149,000	—

Total	$126,628,000	$3,351,000	$6,148,000	$5,510,000	$111,619,000

(1)	Includes scheduled principal payments totaling $17.1 million related to the mortgage loan secured by Blue Bell Plaza, which is expected to be prepaid in December 2005.

(2)	Includes obligations under various employment contracts as well as an agreement to pay Bresler & Reiner, Inc. up to $50,000 per month (which we have assumed will be $50,000 per month for purposes of this table) for a period of up to nine months (which we have assumed will be nine months for purposes of this table) based on an employee lease and transition services agreement.

     Our properties require periodic improvements for tenant-related capital expenditures and general capital improvements. The majority of capital required relates to tenant-related capital expenditures and is dependent upon our leasing activity. Our leasing activity is a function of the percentage of our in-place leases expiring in current and future periods as well as our exposure to tenant defaults and our ability to lease existing vacant space. Expenditures for repairs and maintenance are expensed as incurred. Significant improvements are capitalized and depreciated over the shorter of their estimated useful life and the term of the corresponding lease.

Mortgage Debt
      The following table shows selected information concerning the pro forma mortgage debt that we will carry on our balance sheet as a result of the public offering, the purchase of our initial properties and the repayment of several mortgage loans:

		Maturity
	Interest	Date		Face Amount	Debt Fair
Property	Rate	(month/year)	Annual Debt Service	of Debt	Market Value

Fort Washington	5.60%	3/14	$3,376,000	$48,111,000	$45,850,000
Sudley North	7.47%	4/12	1,507,000	17,466,000	20,584,000
Versar Center	6.18%	1/13	1,357,000	17,938,000	18,517,000
102 Pickering Way	6.50%	1/13	789,000	10,104,000	10,794,000
Cross Keys Building	5.45%	8/13	759,000	10,901,000	10,374,000
Blue Bell Plaza(1)	7.09%	11/11	1,556,000	17,062,000	17,127,000

Total			$9,344,000	$121,582,000	$123,246,000

(1)	This loan is expected to be prepaid in December 2005.
Distribution Policy
      We will elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our short taxable year beginning on the business day prior to the closing of this offering and ending on December 31, 2005. We believe that our organization and proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT for federal income tax purposes. To qualify for and maintain REIT status, we must meet a number of organizational and operational requirements, including a requirement that we annually distribute to our stockholders at least 90% of our REIT taxable income, determined without regard to the dividends paid deduction and excluding any net capital gains. As a REIT, we generally will not be subject to federal income tax on REIT taxable income we currently distribute to our stockholders. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Even if we qualify for taxation as a REIT, we may be subject to some federal, state and local taxes on our income or property. In addition, the income of our taxable REIT subsidiary, Midlantic Services, Inc., will be subject to taxation at normal corporate rates although we do not presently intend to conduct any activities through our taxable REIT subsidiary.
Quantitative and Qualitative Disclosures About Market Risk
      The primary market risk to which we believe we are exposed is the risk of loss arising from adverse changes in interest rates. Our exposure to interest rate risk arises from our indebtedness and our investment assets. Subsequent to the offering, our purchase of the initial properties and our anticipated debt repayments, we anticipate the carrying value of our debt to total approximately $121.6 million with a fair market value of approximately $123.2 million. This indebtedness will consist entirely of mortgage loans with fixed rates of interest. Changes in interest rates will change the fair market value of our debt but have no impact on the interest we incur or our cash flow. Based on a 1.0% increase in interest rate, the fair market value of our debt would decrease by approximately $10.9 million. Based on a 1.0% decrease in interest rates, the fair market value of our debt would increase by approximately $12.7 million.

      While we will not have any variable rate debt immediately following the offering and the subsequent transactions described above, we may enter into a credit facility that will bear interest at a variable rate. As a result, increases in interest rates on variable rate debt would increase our interest expense, which would adversely affect net earnings and cash available for payment of our debt obligations and distributions to our stockholders.
      We intend to invest our available cash in interest-bearing, short-term, marketable investment grade securities or money market accounts that are consistent with our intention to qualify as a REIT. Based on cash available subsequent to the offering of approximately $33.3 million (after payment of the Blue Bell Plaza mortgage debt), a 1.0% decrease in the annual return on our investments would reduce our earnings and cash flow by approximately $333,000.
Funds From Operations
      As defined by the National Association of Real Estate Investment Trusts, or NAREIT, funds from operations, or FFO, represents net income (computed in accordance with United States generally accepted accounting principles, or GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization (excluding amortization of loan origination costs) and after adjustments for unconsolidated partnerships and joint ventures. We present FFO because we consider it an important supplemental measure of our operating performance and believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of REITs, many of which present FFO when reporting their results. FFO is intended to exclude GAAP historical cost depreciation and amortization of real estate and related assets, which assumes that the value of real estate assets diminishes ratably over time. Historically, however, real estate values have risen or fallen with market conditions. Because FFO excludes depreciation and amortization unique to real estate, gains and losses from property dispositions and extraordinary items, it provides a performance measure that, when compared year over year, reflects the impact to operations from trends in occupancy rates, rental rates, operating costs, development activities and interest costs, providing perspective not immediately apparent from net income. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its March 1995 White Paper (as amended in November 1999 and April 2002), which may differ from the methodology for calculating FFO utilized by other equity REITs and, accordingly, may not be comparable to such other REITs. Further, FFO does not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations, or other commitments and uncertainties. FFO should not be considered as an alternative to net income (loss) (computed in accordance with GAAP) as an indicator of our financial performance or to cash flow from operating activities (computed in accordance with GAAP) as an indicator of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to pay dividends or make distributions.

OUR BUSINESS AND PROPERTIES
Overview
      Midlantic Office Trust, Inc. is a self-advised Maryland corporation formed in March 2005 to invest in commercial office properties located in the Mid-Atlantic region. We will acquire substantially all of our initial properties from, and will utilize the proprietary management practices of, Bresler & Reiner, Inc., a publicly-traded company that has owned and developed diversified real estate properties for more than 30 years. During the past four years, under the leadership of Sidney M. Bresler, our chairman, president and chief executive officer, Bresler & Reiner substantially expanded its investments in, and acquisition activities related to, commercial office properties, particularly in suburban markets in the Mid-Atlantic region of the United States. Although Bresler & Reiner has successfully applied established leasing and operating strategies to support this expansion, it believes that continued rapid growth in the commercial office sector is best pursued by a company, such as ours, that is solely dedicated to the commercial office business and that has greater access to capital, a flexible debt structure and the benefits afforded a publicly-traded real estate investment trust, or REIT, that is listed on a national securities exchange.
      We intend to invest in commercial office properties located in the Mid-Atlantic region that typically contain up to 400,000 rentable square feet and command rental rates below the highest rental rate paid in an applicable market. We refer to properties of this kind as our target asset class. We consider the Mid-Atlantic region of the United States to be Washington D.C., Virginia, Maryland, Pennsylvania, New Jersey and Delaware. Properties in our target asset class are usually located in suburban markets.
      We will focus on our target asset class because, as compared to properties that contain more than 400,000 rentable square feet, are located in the central business districts of major metropolitan markets or command the highest rental rate in an applicable market, we believe:

•	investments in our target asset class offer more favorable pricing and opportunities for higher risk-adjusted yields;

•	investors seeking to acquire properties in our target asset class tend to be smaller and less sophisticated giving us an advantage in bidding for and closing property acquisitions; and

•	properties in our target asset class are more frequently mismanaged and often have less effective leasing programs, which presents a greater opportunity for us to increase cash flows and value upon implementing our established leasing and operating strategies.
      We will focus on the Mid-Atlantic region because we believe we will be able to successfully capitalize on our management team’s significant experience with, and extensive contacts in, the Mid-Atlantic region to acquire, finance, renovate, lease, and manage properties in our target asset class. We also believe that current demographic trends in the Mid-Atlantic region will support a diverse tenant base and continued growth in the value of our properties.
      We consider our management team particularly adept at acquiring properties that may be suffering from mismanagement and poorly designed leasing programs. We believe our management team will be effective in realizing the near-term upside potential and long term value that these properties often present through cost-effective renovation, improved management practices, strategic leasing and enhanced tenant service programs tailored to the individual needs of the tenants and the specific properties. We intend to use local third-party property managers and leasing agents to manage and lease our properties. We believe that these activities are best performed by local property managers and leasing agents because of their familiarity with the needs of our tenants and knowledge of emerging trends. We believe that this approach, which takes advantage of our senior management team’s long-standing and collaborative relationships with proven local property managers and leasing agents, will give us an advantage over our competitors, including other publicly-traded REITs, when identifying, acquiring, owning, managing and leasing properties. Our collaborative relationships consist of both (1) contractual relationships with the property managers and leasing agents currently providing services to our initial properties and (2) informal relationships with a variety of service providers to the commercial real-estate sector that our management team has worked with in the past. We believe our relationships with these parties provide an additional incentive to continue to seek our business and provide us with quality service. We further think these relationships will generate referrals for investment opportunities in our target markets.
      We entered into binding contracts with Bresler & Reiner and others to acquire nine commercial office properties consisting of 19 office buildings, which we refer to as our initial properties. Our initial properties contain an aggregate of approximately 1.4 million rentable square feet and, as of March 31, 2005, had an average occupancy rate of approximately 96.4% and generated approximately $28.3 million of annualized gross rent. All of our initial properties are generally located in suburban markets in the greater Washington, D.C. and greater Philadelphia, PA metropolitan areas and are currently owned, controlled or under contract to purchase by Bresler & Reiner. We will acquire our initial properties for an aggregate purchase price of approximately $228.1 million, including approximately $143.0 million of assumed debt secured by our initial properties. In connection with the acquisition of our initial properties, we expect to repay approximately $38.5 million of the assumed debt and also expect to pay approximately $5.3 million in associated prepayment fees and related costs. We further anticipate paying estimated closing costs of approximately $6.0 million to acquire our initial properties.
Competitive Strengths
      We believe we enjoy significant competitive strengths, including:

•	Experienced Management with a Strong Reputation and Local Market Knowledge. Our management team has an average of approximately 17 years of experience acquiring, financing, renovating, repositioning, managing, leasing and selling commercial real estate in the Mid-Atlantic region. Our management team has substantial knowledge about the market conditions affecting, and investment opportunities for, properties within our target asset class that are located in the Mid-Atlantic region. We believe our management team, with its public company experience, has developed a strong reputation among many industry participants. Sidney M. Bresler, our chairman, president and chief executive officer Paul J. Zambrotta, our future executive vice president, chief financial officer and treasurer, and Dana K. Weinberg, our future senior vice president, asset management have, respectively, more than 18 years, 20 years and 15 years of experience in the real estate industry. Charles S. Bresler, who will become a member of our board of directors upon the completion of this offering, has more than 40 years of experience in the real estate industry.

•	Network of Industry Contacts and Collaborative Relationships. Our management team has developed over time through past dealings and transactions a broad network of industry contacts within the Mid-Atlantic region with property owners, developers, lenders, brokers, property managers and leasing agents that we believe will be a continuous source of referrals of investment opportunities. Our management team has also established numerous formal and informal collaborative relationships with local property managers and leasing agents that have provided property management and leasing services to Bresler & Reiner and other affiliates of our management team and who have a successful track record of effectively managing and leasing properties in the Mid-Atlantic region. We also expect to benefit from our relationship with Bresler & Reiner and its obligation to refer to us investment opportunities for commercial office properties that its executive officers identify within the Mid-Atlantic region.

•	Superior Property Management Practices. We will utilize proprietary property management guidelines licensed from Bresler & Reiner that have been developed over many years and we will require our local property managers to adhere to these guidelines. These guidelines address in detail, among other matters, the budgeting process, required performance metrics and reporting obligations, value creation opportunities, risk assessment and management obligations, tenant retention policies, vacant space policies, approval processes and internal controls that we require from our third party property managers. We believe these guidelines, together with intensive asset management oversight, will allow us to build tenant loyalty and quickly address any emerging trends and immediate challenges.

•	Well-Situated Portfolio With a High Occupancy Rate and Strong and Diverse Tenant Base. We believe that our initial properties are well-situated commercial office properties in the Mid-Atlantic region and that they will allow us to attract a strong tenant base. As of March 31, 2005, tenants generating at least 56.2% of our pro forma annualized base rent were either rated investment grade as reported by Standard & Poor’s or were government or government-sponsored agencies. Our tenant base will include companies operating in the technology, insurance, pharmaceutical, financial services, health care, consumer products and other industries. As of March 31, 2005, our initial properties had an average occupancy rate of approximately 96.4%.

•	Growth-Oriented Capital Structure. We will have a growth oriented capital structure. After the completion of this offering and the acquisition of our initial properties, we would have sufficient capital to acquire approximately $216.0 million in additional properties, less any amounts we need to fund our working capital needs, without exceeding a debt level of approximately 65% of the aggregate fair market value of our properties.

Our History and Management Team
      We are acquiring substantially all of our initial properties from, and will utilize the proprietary management techniques of, Bresler & Reiner. Bresler & Reiner has been an opportunistic investor, owner and developer of diversified real estate properties for more than 30 years, operating in the office, residential and hospitality property sectors. Our management team will include Sidney M. Bresler, our chairman, president and chief executive officer, Paul J. Zambrotta, our executive vice president, chief financial officer and treasurer, and Dana K. Weinberg, our senior vice president, asset management. Charles S. Bresler, chairman of Bresler & Reiner, will become a member of our board of directors upon the completion of this offering.
      The growth of Bresler & Reiner’s commercial office business accelerated and coincided closely with the assumption by Sidney M. Bresler of greater responsibility for managing the affairs of Bresler & Reiner, first as its chief operating officer in June 2000 and then as its chief executive officer in June 2002. From June 30, 2000 through March 31, 2005, Bresler & Reiner increased its investment in properties located in the Mid-Atlantic region and within our target asset class from approximately 204,000 rentable square feet to approximately 1.3 million rentable square feet and increased its gross rental revenue generated from these types of properties at an even greater rate. Upon completion of this offering, Sidney M. Bresler will resign as the president and chief executive officer of Bresler & Reiner and will become our chairman, president and chief executive officer. Mr. Bresler will continue to serve as a director of Bresler & Reiner.
      Paul J. Zambrotta has agreed to become our executive vice president, chief financial officer and treasurer upon completion of this offering, and is currently serving as a consultant to Bresler & Reiner. We expect Mr. Zambrotta to be a key member of our management team due in part to his 20 years of experience in the real estate industry and his experience as the chief financial officer of CV REIT Inc., a publicly-traded REIT. Upon completion of this offering, Paul J. Zambrotta will cease acting as a consultant for Bresler & Reiner.
      The addition in 2002 of Dana K. Weinberg as the officer in charge of asset management at Bresler & Reiner bolstered that company’s implementation of its office strategy within its diversified operations. Mr. Weinberg has substantial institutional experience managing, leasing and overseeing large commercial property portfolios for institutions such as First Washington Realty, Inc., RREEF and CarrAmerica Realty Corporation. Mr. Weinberg has been instrumental in helping to develop the rigorous proprietary property management guidelines that Bresler & Reiner requires of its property managers, which we will license from Bresler & Reiner. Upon completion of this offering, Dana K. Weinberg will resign as the director of asset management of Bresler & Reiner and will become our senior vice president, asset management.

      In connection with our acquisition of our initial properties, Bresler & Reiner will perpetually license to us its business methods and procedures, including the proprietary property management guidelines and the strategies we identify as our strategies in this prospectus. In addition, Bresler & Reiner and Charles S. Bresler will agree not to compete with us in the commercial office business in the Mid-Atlantic region for at least five years following this offering subject to certain exceptions for existing and other agreed upon investments. Furthermore, Bresler & Reiner and Charles S. Bresler will agree to refer to us any investment opportunities for commercial office properties located in the Mid-Atlantic region of which they become aware for at least five years following this offering. Finally, Bresler & Reiner will grant us a right of first offer, a right of first refusal or purchase options to acquire an additional estimated 551,200 rentable square foot commercial office space that is owned or under development by Bresler & Reiner and located in the Mid-Atlantic region. These properties currently do not satisfy our investment criteria.
Our Strategy
      Our goal is to generate attractive risk-adjusted investment returns for our stockholders by:

•	Targeting Properties that Have Stable Cash Flows and Present Near-Term Upside Potential. We will seek to acquire well located commercial office properties that have stable cash flows and also present near-term upside potential that may result from value added improvements, enhanced tenant services and strong management. We will focus on properties that suffer from mismanagement or poor leasing strategies that can be renovated with modest to moderate capital improvements typically not exceeding 10% of the property’s purchase price and that are located in areas that can support rents that are in excess of those currently generated by that particular property. We view existing vacancies or near-term lease expirations within our target asset class as opportunities to increase rental revenue after implementing our business plan. Our management team has implemented this strategy in the past.

•	Maintaining a Selective Geographic Focus. All of our initial properties are located in suburban markets within the greater Washington, D.C. and Philadelphia, PA metropolitan areas. We intend to take advantage of the improving economic and demographic character of these and other markets located in the Mid-Atlantic region by acquiring additional properties in the Mid-Atlantic region. We further believe that a selective geographic focus will allow us to create economies of scale and realize greater influence over our suppliers and service providers as compared to our position if our properties were more geographically dispersed.

•	Using Third Party Property Managers and Leasing Agents. We will use local third-party property managers because we believe property management is truly local in nature. We will also engage experienced local leasing agents and national leasing companies who have a strong presence in the markets where our properties are situated. We believe hiring local property managers and leasing agents who embrace the idea of building a collaborative relationship with us and who offer value-added services assists us in ensuring a property’s success within a local market. We seek property managers who have solid relationships with quality, cost-effective vendors who offer janitorial, grounds, snow removal, concierge and other desired services. We credit our relationship with our third-party leasing agents, at least in part, for maintaining a 96.4% average occupancy rate at our initial properties at March 31, 2005. We expect that our property management and leasing agreements generally will allow us to terminate the relationships without cause upon 30 or 60 days notice.

•	Employing Intensive Asset Management and Oversight. We will take a disciplined approach to acquiring, managing and leasing commercial office properties. While we will rely upon local third-party property managers who adhere to our proprietary property management guidelines to handle the day-to-day operations at our properties, we will actively oversee all aspects of each property. We will make frequent on-site property visits and will regularly meet with and evaluate our property managers and leasing agents. We will impose strict internal accounting controls, evaluate monthly reports from our property managers to identify trends and require rapid delivery of critical data by our property managers to our asset management team. Any material deviation from a property’s operating budget will be closely scrutinized and unbudgeted capital expenditures will only be approved after a thorough review by selected members of our management team.

•	Providing Cost-Effective Onsite Property Maintenance. We will seek to acquire individual properties in our target asset class, or to cluster groups of properties, that allow our local property managers to provide cost-effective on-site maintenance to our tenants. We believe that offering on-site maintenance will allow us to respond rapidly to tenant service calls and concerns, which will increase tenant loyalty and lower tenant turnover costs. We believe lasting impressions are made in the first hours following an important maintenance call.

•	Engaging in “off-market” transactions. We will seek to acquire commercial office properties, before they are widely marketed by real estate brokers, in transactions we refer to as “off-market” transactions. We believe that the absence of a competitive bidding environment affords us a greater opportunity to acquire an attractive property and typically results in more advantageous terms.

•	Negotiating Favorable Lease Terms. We will seek to negotiate leases that require our tenants to reimburse us for increases in certain expenses including the cost of common area maintenance, property taxes and insurance. In addition, we will seek to negotiate leases that provide for rent growth through annual rent increases.

•	Employing Successful Bidding and Diligence Techniques. We will conduct extensive due diligence before bidding on a property, which will allow us to make an informed bid based on a thorough evaluation of the property and its potential. Our management team has frequently competed against multiple bidders when seeking to acquire a property. We believe our management’s reputation for thorough due diligence in support of their bids, combined with its reputation for closing transactions once they are under contract, gives us enhanced credibility with sellers. When evaluating potential acquisitions, we will consider such factors as:

•	economic and demographic conditions in the property’s local and regional market;

•	the location, age, construction quality and design of the property;

•	the current and projected cash flow of the property in its current condition;

•	the potential to increase cash flow through modest to moderate renovation and enhanced tenant service;

•	the terms of existing debt on the property and the availability of new financing on favorable terms;

•	the potential for capital appreciation of the property;

•	the terms of tenant leases, including the relationship between the property’s current rents and market rents and the ability to increase rents upon lease rollover;

•	occupancy and demand by tenants for properties of a similar or alternative type in the market area;

•	potential to complete a strategic improvement to or re-leasing of the property;

•	the property’s current expense structure and the potential to increase operating margins;

•	access to experienced local property managers and leasing agents;

•	whether we have or can achieve a sufficient concentration of properties in the applicable sub-market in the near term to support dedicated or shared on-site property management and engineering personnel and to achieve other economies of scale and enhanced service levels from local service providers;

•	competition for comparable or alternative properties in the market area; and

•	the presence of hazardous waste or other environmental contamination on or around the property.

•	Utilizing Prudent Leverage. We intend to implement a leverage policy that is flexible enough to address changes in market conditions and will provide us with capital on short notice so we can effectively compete for acquisitions where the seller may require the buyer to promptly close on the purchase of a property. We intend to target an overall debt level up to 65% of the aggregate fair market value of our properties.

•	Evaluating Selling Properties. While we intend to acquire properties for long term investment, at certain points during the life cycles of our properties we may seek opportunities to sell properties under appropriate market conditions. We may evaluate the sale of a property when we believe we can re-deploy the sale proceeds and achieve superior returns by investing in a new property rather than continuing to own and operate the existing property. In particular, we may seek sale opportunities after we have implemented our business plan for that property by making planned capital improvements, improving management, raising occupancy rates and increasing rental income. Currently, we have no plans to sell any of our properties and do not intend to acquire properties other than for long term investment.
Washington, D.C. and Philadelphia, PA Commercial Office Markets
      Unless otherwise stated, all commercial office market data and related charts were provided by Torto Wheaton Research, a business unit of CB Richard Ellis. We have contracted with Torto Wheaton to provide us with this information. References in this information to “direct” vacancy rates means actual vacancy rates excluding space that is subleased, references to vacancy rates without modification by “direct” or to “total” vacancy rates mean actual vacancy rates including subleased space. “Effective rents” capture free rent but do not reflect the impact of tenant improvements. When we refer to “absorption,” we mean the positive or negative change over a period of time in the total amount of space occupied.
      As a general matter we believe that office markets nationally and in the Mid-Atlantic region are recovering from a period of low demand and oversupply, and we hope to capitalize on improving industry fundamentals in our markets. National employment growth fell significantly beginning in 2001. This decrease in growth, combined with increases in productivity, technological improvements, reductions in employee workspaces and business failures, softened demand for commercial office space. We have recently noted improvements in job growth, declining vacancy levels, increasing absorption of unoccupied space and a stabilization of rental rates in the Mid-Atlantic region and believe that these positive economic trends will continue. The gradual improvements we have witnessed are despite an extremely competitive leasing market in which landlords offer economic incentives to attract and retain tenants which results in lower effective rental rates as compared to asking rental rates. We expect that the level of inducements offered by landlords will gradually decline and believe that current trends offer opportunities for higher occupancy and increased rental rates in the future. For purposes of comparison to the market-specific information below, we note that the nation’s vacancy rate was 16.8% at year end 2003, 15.4% at year end 2004 and 15.0% at the end of the first quarter 2005.

Greater Washington, D.C. Metropolitan Area
      The metropolitan Washington, D.C. area is the nation’s second largest office market with approximately 252.1 million square feet of office space in 1,989 properties. The metropolitan Washington, D.C. area encompasses three regions often referred to as the District of Columbia, northern Virginia and suburban Maryland. While the national economic downturn beginning in 2001 affected the metropolitan Washington, D.C. area, the region outperformed other markets by experiencing stronger average demand growth that translated into a vacancy rate that remained consistently below the national average. Management believes that the metropolitan Washington, D.C. area should continue to out-perform national averages.

      Absorption in the Washington, D.C. area increased from 4.7 million square feet in 2003 to 10.3 million square feet in 2004 and was 2.5 million square feet in the first quarter 2005. In comparison, completions of new space increased more slowly, from 3.4 million square feet in 2003 to 5.6 million square feet in 2004 and were 1.6 million square feet in the first quarter 2005. The levels of both new space completions and demand registered over the past two years in the metropolitan Washington, D.C. area were the strongest in the country and helped the area recover more quickly than other markets in the United States. In comparison, New York City recorded the second highest level of absorption of 5.6 million square feet of space in 2004 and 1.5 million square feet in the first quarter 2005. The metropolitan Washington, D.C. area vacancy rate in the recent downturn peaked in the first quarter of 2003 at 13.3%. Vacancy decreased to 12.5% at year end 2003, to 10.3% at year end 2004 and to 9.9% at the end of the first quarter 2005. From year end 2003 to year end 2004, direct vacancies decreased 130 basis points to 8.6% and sublet vacancies decreased 80 basis points to 1.8%. At the end of the first quarter 2005, direct vacancies decreased to 8.3% and sublet vacancies decreased to 1.6%.
      Average gross asking rents in the Washington, D.C. area were $30.35 per square foot at year end 2004, compared to $29.72 per square foot rate at year end 2003 and increased to $30.86 per square foot at the end of the first quarter 2005. During the same period, average gross effective rents, namely the actual rents received by landlords less concessions to tenants, decreased from $28.44 in 2003 to $27.59 in 2004 but increased to $28.27 per square foot at the end of the first quarter 2005. In addition, total office property sales volume increased from approximately $7.1 billion in 2003 at an average price of $222 per square foot to approximately $7.6 billion in 2004 at an average price of $247 per square foot, according to Real Capital Analytics. During the 12 months ended March 31, 2005, sales volume was $7.5 billion at an average price of $291 per square foot, also according to Real Capital Analytics.

Metropolitan Washington D.C. Completions vs. Absorption (Square Feet in Thousands)	Metropolitan Washington D.C. Vacancy Rate vs. Effective Rent Inflation (Percentage)
      Management believes the momentum gained in 2003 and 2004 in the underlying supply and demand fundamentals should continue for the near term. Over the next two years, Torto Wheaton Research is forecasting absorption to average 6.7 million square feet per year and new deliveries to average 5.0 million square feet per year. This is expected to help reduce total vacancy rates to 8.8% by the end of 2005 and 8.6% by the end of 2006 and cause rents to grow 10.1% in 2005 and an additional 5.6% by the end of 2006.
      The metropolitan Washington, D.C. area is the nation’s fifth most populous with approximately 5.4 million people. The metropolitan Washington DC area has a per capita income of $42,329, 37% above the US average which reflects the region’s higher cost structure and highly educated workforce. This higher cost structure is apparent in the average cost of office space in the region, which has the second highest asking rents in the nation, behind only New York City. The industry sectors that drive demand for office space in the metropolitan Washington, D.C. area include the federal government; high-tech and telecommunications sectors, including national defense; professional and business services; and education and health services. In addition to the federal government, the largest employers include Verizon

Communications, Safeway, Marriott International, INOVA Health System, US Airways, BAE Systems, Northrop Grumman, McDonald’s and Computer Sciences Corporation, each with more than 18,000 local employees. The metropolitan Washington, D.C. area’s total employment growth averaged 1.8% annually over the past five years, significantly outperforming the national pace of job growth of 0.3%. The metropolitan Washington, D.C. area recorded job growth in each of the past five years primarily due to increased federal spending that offset the downturn in the telecom and technology sectors concentrated in northern Virginia. While employment growth, namely growth in the numbers of employees in industries that are reasonably expected to use office space, is not expected to return to the 2.5% to 3.5% growth experienced during the expansion years of the mid to late 1990s, Economy.com is forecasting job growth of approximately 1.8% per year over the next five years, consistent with the pace achieved since 1999.
Metropolitan Washington Office Employment Growth

Northern Virginia Region of Greater Washington, D.C.
      Northern Virginia is the largest of the three sub-regions in the greater Washington, D.C. metropolitan area and has 112.4 million square feet of office space in 974 properties, roughly twice the inventory of the suburban Maryland sub-region. Northern Virginia’s primary demand generators are the federal government and business services, technology and telecom companies. The recovery in northern Virginia, as in the metropolitan Washington, D.C. area as a whole, began in 2003, when absorption in the sub-region was 2.9 million square feet and new completions were 1.1 million square feet. This trend continued in 2004 and through the first quarter 2005 when absorption was 6.6 million and 1.3 million square feet and new completions were 3.0 million and 666,000 square feet, respectively. Vacancies in northern Virginia peaked in the recent downturn at 17.9% in the beginning 2003. Vacancies decreased to 12.0% at year end 2004 and to 11.4% at the end of the first quarter 2005. Direct vacancies decreased to 9.8% at year end 2004 from 12.4% at year end 2003 and further decreased to 9.5% at the end of the first quarter 2005. Sublet vacancies decreased to 2.2% at year end 2004 from 3.3% at year end 2003 and further decreased to 1.9% at the end of the first quarter 2005. Gross asking rents, which bottomed in the recent downturn at $24.05 in mid-2003, improved to $26.16 per square foot at year end 2004 and to $26.79 per square foot at the end of first quarter 2005. In the 12 months ended March 31, 2005, total office property sales volume in northern Virginia was $3.1 billion at an average price per square foot of $220, according to Real Capital Analytics. In 2004, total office property sales volume was $3.02 billion at an average price per square foot of $214, according to Real Capital Analytics. In 2003, total office property sales volume was $1.8 billion at an average price per square foot of $209, according to Real Capital Analytics.
      Over the next two years, Torto Wheaton Research is forecasting absorption in northern Virginia to average 2.8 million square feet per year, nearly twice the forecasted pace of new deliveries of 1.9 million square feet per year. As a result, Torto Wheaton Research is predicting vacancy rates below 10% and rent growth increases of 6.8% and 5.2% in 2005 and 2006, respectively.

Northern Virginia Submarkets
      The northern Virginia area contains several submarkets, including Route 28 Corridor South and Manassas/ Woodbridge, where two of our initial properties are located.

      Route 28 Corridor South, which includes Chantilly and its surrounding area, has approximately 5.5 million square feet of office space in 70 properties and is one of the smaller submarkets in the northern Virginia region. Route 28 Corridor South submarket is located directly south of Dulles Airport along Route 28 and north of the bordering Manassas/ Woodbridge submarket discussed below. One of our initial properties, Wynwood, is located in the Route 28 Corridor South, near the National Reconnaissance Office, a major driver of job growth in Chantilly. Route 28 Corridor South also includes a group of five properties known as Sudley North. One of our initial properties, Fort Hill Centre, is located in Centreville. Route 28 Corridor South expanded rapidly during 1998, 1999 and 2000 and doubled its inventory over this three-year period. Since 2000, approximately 1.9 million square feet of new space has been completed in the market and 1.9 million square feet of new space was absorbed. In 2003, there were no new space completions and absorption was negative 9,000 square feet. In 2004, absorption was 584,000 square feet, surpassing the 352,000 square feet in completions. In the first quarter 2005, absorption was 219,000 square feet, surpassing the 187,000 square foot of completions. The vacancy rate decreased to 11.3% at the end of first quarter 2005 from 12.3% in mid-2004 and 18.1% a year earlier. Direct vacancies declined to 7.5% at the end of the first quarter 2005 from 8.0% at year end 2004 and 14.6% at year end 2003. Sublet vacancies declined to 3.8% at the end of first quarter 2005 from 4.4% at year end 2004, higher than many other northern Virginia submarkets. Gross asking rents increased to $21.32 per square foot at the end of first quarter 2005 from $21.27 per square foot at year end 2004, which compared to $20.97 at year end 2003.
      The Manassas/ Woodbridge submarket has approximately 1.1 million square feet of office space in 30 properties and is also one of the smaller submarkets in northern Virginia. One of our initial properties, Sudley North, is located in Manassas. In 2003, absorption was 84,000 square feet, compared to 83,000 square feet of new space delivered. In 2004, absorption was 156,000 square feet, compared to 121,000 square feet of new space delivered. In the first quarter 2005, absorption was 66,000 square feet, compared to 124,000 square feet of new space delivered. Due to increased supply in first quarter 2005, the vacancy rate increased to 10.1% from 5.7% at year end 2004, as compared to from its peak during the recent downturn of 14.3% in mid-2003. The submarket’s direct vacancy rate increased to 9.8% at the end of first quarter 2005 from 5.2% at year end 2004, compared to 9.8% at year end 2003. Gross asking rents increased to $19.98 per square foot at the end of first quarter 2005 from $19.38 per square foot at year end 2004, compared to $18.40 at year end 2003.
      The Springfield submarket is one of the smaller submarkets in Northern Virginia maintaining with approximately 3.2 million square feet of total inventory in 41 properties. One of our properties, Versar Center, is located in the Springfield submarket. The property is located on the northwest corner of the Springfield Interchange, at the convergence of the region’s largest highways (I-495, I-395 and I-95). Since 2000, 620,000 square feet of new space has been brought into the market with absorption totaling 681,000 square feet. Absorption was 242,000 square feet in 2003, 161,000 square feet in 2004 and 128,000 square feet in the first quarter 2005 with no new space being delivered in this submarket during these periods. As a result, the vacancy rate declined from 12.3% at year end 2003 to 7.3% at year end 2004 and to 7.1% at the end of the first quarter 2005, a total decline of 520 basis points. The vacancy rate was 20.9% in the second quarter 2002. Direct vacancies declined 10.1% at year end 2003, 5.2% at year end 2004 and 5.0% at the end of the first quarter 2005, a total decline of 510 basis points. Sublet vacancies were 2.1% at year end 2003 and 2004 and declined to 2.0% at the end of the first quarter 2005. However, gross asking rents decreased to $19.68 per square foot at year end 2004 from $21.19 at year end 2003. In the first quarter 2005, gross asking rents increased to $20.56 per square foot.
Suburban Maryland Region of Greater Washington, D.C.
      Suburban Maryland has approximately 52 million square feet of office space in 544 properties. In 2003, deliveries surpassed demand with 337,000 square feet of new space delivered compared to 185,000 square feet of absorption. Consistent with the metropolitan Washington, D.C. area, 2004 represented a strong demand year for space with 1.9 million square feet of absorption as 944,000 square feet of new space was completed. In first quarter 2005, absorption was 349,000 square feet compared to 159,000 square feet of new space delivered. During the latest down cycle, vacancies in suburban Maryland peaked in 2003 at 15.0% before recovering to 12.2% at year end 2004 and 11.8% at the end of first quarter 2005. Direct vacancies fell to 10.0% at the end of first quarter 2005 from 10.4% in the fourth quarter of 2004 as compared to 11.7% at year end 2003, while sublet vacancies decreased to 1.8% at the end of first quarter 2005 from 1.9% at year end 2004 and from 2.7% at year end 2003. At the end of first quarter 2005, gross asking rents increased to $23.86 per square foot from $23.68 per square foot at year end 2004, compared to $24.07 at year end 2003. Gross asking rents at the end of first quarter 2005 were down approximately $2.50 from their peak in 2001 before the recent downturn but remain at or slightly ahead of the asking rent levels achieved in 1999 and 2000.
      In 2003, total office property sales volume was $1.1 billion with an average price per square foot of $138, according to Real Capital Analytics. In 2004, total office property sales volume in suburban was $776.6 million with an average price per square foot of $199, according to Real Capital Analytics. During the 12 months ended March 31, 2005 office property sales volume was $1.1 billion at an average price per square foot of $197, according to Real Capital Analytics.
      For 2005, Torto Wheaton Research is forecasting absorption of 1.2 million square feet, 213,000 square feet of new space completions, a vacancy rate of 10.2% and rent growth of 6.0%. Demand is expected to continue to outpace supply through 2006. Torto Wheaton Research is forecasting a vacancy rate of 10.1% in 2006.
Greater Philadelphia Metropolitan Area
      The greater metropolitan Philadelphia area is the ninth largest office market in the United States with approximately 100.6 million square feet of rentable office space in 1,288 properties.
      In 2004, the metropolitan Philadelphia area registered absorption of 2.7 million square feet, more than offsetting 1.3 million square feet of new rentable office space added to the market during that year. This demand growth represents a significant shift in momentum after three years of negative absorption that totaled 1.9 million square feet, including 181,000 square feet of negative absorption in 2003. From 1999 through 2002, new space entered the market at an annual pace exceeding the historical average of 2.0 million square feet per year. This pace slowed in 2003 and 2004, when 816,000 square feet and 1.3 million square feet, respectively, entered the market. In the first quarter 2005, absorption of 591,000 rentable square feet exceeded 143,000 rentable square feet added to the market during this quarter. The moderating pace of new deliveries increased absorption in 2004 and helped lower the total vacancy rate to 14.6% at the end of the first quarter 2005 from 15.1% at year end 2004 as further compared to 16.7% at year end 2003. Philadelphia’s lower vacancy in the past year resulted from improvements in both direct vacancies and sublet vacancies. From year end 2003 to year end 2004, direct vacancies decreased 90 basis points to 13.1% and sublet vacancies decreased 70 basis points to 2.0%. At the end of first quarter 2005, direct vacancies were 13.2% and sublet vacancies decreased 50 basis points from year end 2004 to 1.5%.
      The positive momentum in 2004 has reduced the downward pressure on rents in the metropolitan Philadelphia area. As metropolitan Philadelphia area vacancy rates move closer to their long-term historical average of 12.2%, rents should increase. Average asking rents net of electric costs in the metropolitan Philadelphia area were $22.39 per square foot at the end of first quarter 2005, down slightly from $22.43 per square foot at year end 2004, but up slightly as compared to $22.22 per square foot at year end 2003. During the same period, average effective rents net of electric costs, namely the actual rents received by landlords net of electric costs and less concessions to tenants, increased to $19.66 per square foot at the end of first quarter 2005 from $19.48 at year end 2004, which further compares to $19.87 per square foot at year end 2003. In addition, total office property sales volume increased from approximately $1.0 billion in 2003 at an average price of $113 per square foot to approximately $1.7 billion in 2004 at an average price of $132 per square foot, according to Real Capital Analytics. During the 12 months ended March 31, 2005, sales volume was $1.9 billion at an average price of $133 per square foot, according to Real Capital Analytics.

Metropolitan Philadelphia	Metropolitan Philadelphia
Completions vs. Absorption	Vacancy Rates vs. Effective Rent Inflation
(Square Feet in Thousands)	(Percentage)

      Torto Wheaton Research is estimating that absorption will average approximately 1.5 million square feet of space in 2005 and 2006, with 1.3 million square feet and less than 200,000 square feet of new space being delivered in 2005 and 2006, respectively. Although we believe these anticipated additions to supply will likely keep the vacancy rate and rental rates flat in 2005, rents should start to recover toward the end of 2005. As a result, Torto Wheaton Research anticipates rent growth will accelerate to 5.5% by the end of 2006, well ahead of the current pace of inflation.
      The greater Philadelphia metropolitan area is the sixth most populous nationally with approximately 5.2 million residents. Its per capita income of $35,841 is roughly 16% above the nation’s. Rents in the area rank among the 20 highest nationally. The industry sectors that drive demand for office space in Philadelphia include education and health services, non-durable manufacturing, especially pharmaceutical manufacturing, government defense contracting and finance, business and professional services. Some of the largest area employers include the University of Pennsylvania, Jefferson Health Systems, Merck, Vanguard Group, Southeastern Pennsylvania Transportation Agency, Prudential Financial, Lockheed-Martin, Tenet Healthcare and Wyeth Pharmaceuticals, each of which employs more than 6,000 individuals. Total employment growth in the metropolitan Philadelphia area averaged 0.4% annually over the past five years, exceeding the top 50 major U.S. office market average, which registered employment growth of 0.3% over the same period. Economy.com is forecasting the metropolitan Philadelphia area’s office employment growth, namely growth in the number of employees in industries reasonably expected to use commercial office space, to accelerate from less than 0.5% to more than 1.0% over the next two years.
Metropolitan Philadelphia Office Employment Growth

Philadelphia Submarkets

Chester County
      The Chester County submarket has approximately 7.73 million square feet of office space in 156 properties and is the second largest submarket in suburban Philadelphia. The submarket, which includes Malvern, Exton and West Chester, is located due west along the Pennsylvania Turnpike (I-76) in the outer suburbs. We believe it is an emerging market and one of the region’s most attractive growth markets. One of our initial properties, 102 Pickering Way, is located in Exton. In first quarter 2005, absorption was 113,000 square feet compared to 18,000 square feet of new space delivered. In 2004, absorption was 532,000 square feet compared to just 71,000 square feet in 2003. Building completions increased to 415,000 square feet in 2004 over 197,000 square feet in 2003. Chester County, along with Bucks County, is one of the few submarkets in suburban Philadelphia that has consistently maintained positive absorption over the past five years, averaging 237,000 square feet of absorption annually. This five-year history of positive absorption reduced the total vacancy rate to 16.2% at the end of first quarter 2005 from 17.5% at year end 2004 and from 20.1% at year end 2003. Virtually all of the space absorbed in 2004 was in direct vacancies since the direct vacancy rate decreased by 280 basis points to 15.8% at year end 2004 from 18.4% at year end 2003. Direct vacancies declined by 100 basis points to 14.8% at the end of first quarter 2005. Sublet vacancies declined to 1.4% compared to remaining virtually flat, averaging 1.8% at year end 2003 and 2004. The amount of new supply added to the submarket during 2001 to 2004 had impeded rent growth, given the relatively high vacancies. At the end of first quarter 2005, average asking rents net of electric costs, or average net asking rents, increased to $16.50 per square foot from $19.14 per square foot at year end 2004, compared to $21.34 per square foot at year end 2003. Management believes the positive attributes of this submarket from a tenant’s perspective and lower vacancy rate should continue to put upward pressure on rents in the near future.

Bucks County
      The Bucks County submarket has approximately 4.80 million of square feet of office space in 120 properties and is the fourth largest submarket in suburban Philadelphia. Bucks County is a newer suburban submarket located on the north and eastern borders of greater Philadelphia with a majority of its buildings constructed after 1985 and averaging less than 50,000 square feet. The submarket is one of the fastest growing metropolitan Philadelphia area submarkets. One of our initial properties, the Cross Keys Building, is located in Doylestown. In 2004, absorption was 493,000 square feet, compared to 23,000 square feet in 2003. Deliveries in 2004 totaled 200,000 square feet, up from 91,000 square feet in 2003. Completions in 2004 were consistent with the pace of completions over the past five years, averaging 209,000 square feet. In first quarter 2005, absorption was negative 72,000 square feet, compared to 61,000 square feet of new space delivered and the vacancy rate increased to 13.3%. Although completions increased in 2004 from 2003, the demand was sufficient to decrease the total vacancy rate at year end 2004 by 690 basis points to 10.7%, compared to 17.6% at year end 2003. Direct vacancies were 12.7% at the end of first quarter 2005 and 9.8% at year end 2004, compared to 16.2% at year end 2003. Sublet vacancies decreased from an already moderate 1.4% at year end 2003, to 0.8% at year end 2004 and to 0.6% at the end of first quarter 2005. The net result of the lower vacancy rates and stronger demand has been a developing upward pressure on rents in 2004. While average net asking rents declined to $20.52 per square foot at the end of first quarter 2005, they had increased to $21.21 per square foot at year end 2004 from $20.67 per square foot at year end 2003.

Plymouth Meeting/Blue Bell
      The Plymouth Meeting/Blue Bell submarket has approximately 4.57 million square feet of office space in 96 properties and is the fifth largest submarket in suburban Philadelphia. The submarket consists of the area surrounding the junction of Interstate 476 and 276 and has benefited from the substantial growth north of the City of Philadelphia. Two of our initial properties, Blue Bell Plaza and 200-220 West Germantown Pike, are located in this submarket. In first quarter 2005, absorption was 56,000 square feet. In 2004, absorption was 114,000 square feet as compared to negative 37,000 square feet in 2003. There was no increase in total rentable square feet in 2004 and first quarter 2005, and the most recent new space delivery was 78,000 square feet of space in 2003. The combined effect of an increase in demand in first quarter 2005 and in 2004 and no new supply helped drive the vacancy rate down by 130 basis points to 12.6% at the end of first quarter 2005 and 250 basis points to 13.9% at year end 2004, as compared to 16.4% at year end 2003. This 12.6% vacancy rate is well below the metropolitan Philadelphia suburban average of 14.6%, suggesting an upward pressure on rents will occur sooner in this submarket than in the other suburban submarkets. Sublet vacancies declined by 160 basis points to 1.4% at end of first quarter 2005 from 3.0% at year end 2004, compared to 1.8% at year end 2003. Direct vacancies increased by 30 basis points to 11.1% from 10.8% at year end 2004, a 370 basis point decrease from 14.6% at year end 2003. Average net asking rents are among the highest in the metropolitan Philadelphia area at $22.97 per square foot at end of first quarter 2005 and $22.82 per square foot at year end 2004, compared to $22.02 per square foot at year end 2003. Rents remain below their most recent peak of $25.32 per square foot in early 2002.
          Fort Washington/ Spring House
      The Fort Washington/ Spring House submarket has approximately 2.27 million square feet of office space in 36 properties and is one of the smallest submarkets in suburban Philadelphia. The submarket is due north of Philadelphia in the outer suburbs and should benefit from continued growth north of the city. One of our initial properties, Fort Washington Executive Center, is located in this submarket. In first quarter 2005, absorption was negative 64,000 square feet while no new space was delivered to this submarket. In 2004, absorption in this submarket was negative 96,000 square feet while 75,000 square feet of new supply was added compared to a positive 124,000 square feet absorbed and no new space added to this submarket in 2003. We believe first quarter 2005’s and 2004’s negative absorption were due principally to 165,000 square feet of space in two buildings being vacated as a result of full building renovations. The weak demand and the increase in supply in 2004 and first quarter 2005 caused the total vacancy rate to rise to 24.1% at end of first quarter 2005 from 21.3% at year end 2004, compared to 14.2% at year end 2003. The direct vacancy rate increased to 24.1% at the end of first quarter 2005 from 15.3% at year end 2004, compared to 8.2% at year end 2003. There was no sublet space at the end of first quarter 2005. Sublet vacancies increased by 10 basis points to 6.1% at year end 2004 from year end 2003. The Fort Washington/ Spring House submarket average net asking rents increased to $18.23 per square foot and sublet vacancies declined by $17.03 per square foot at year end 2004. Net asking rent levels were $14.38 per square foot (lower-priced sublet space negatively impacted rents in the fourth quarter 2003) at year end 2003. According to GVA Smith Mack, year end 2003 vacant sublet space totaling approximately 221,000 square feet was more than double the vacant sublet space at year end 2004. Management believes there is further rent growth potential over the next two years as the vacancy rate declines.
Our Initial Properties
      We have contracts to acquire nine properties consisting of 19 office buildings containing an aggregate of approximately 1.4 million rentable square feet. We will acquire our initial properties for an aggregate purchase price of approximately $228.1 million, including approximately $143.0 million of assumed debt secured by our initial properties. In connection with the acquisition of our initial properties, we expect to repay approximately $38.5 million of the assumed debt and also expect to pay approximately $5.3 million in associated prepayment fees and related costs. We further anticipate paying estimated closing costs of approximately $6.0 million to acquire our initial properties.

      We believe the following characteristics enhance the predictability of the cash flows generated by our initial properties:

•	our initial properties support a diverse tenant base, including companies operating in the technology, insurance, pharmaceutical, financial service, health care, consumer products and other industries;

•	our initial properties had an average occupancy rate of 96.4% as of March 31, 2005; and

•	as of March 31, 2005, tenants generating at least 56.2% of our pro forma annualized base rent were either rated investment grade as reported by Standard & Poor’s or were government or government sponsored agencies.

      The following table provides summary information, as of March 31, 2005, regarding the properties that we have under binding contract.
Initial Properties

		Number
	Property	of	Year Built/		Our Purchase	Rentable	Annualized
Property	Type	Buildings	Renovated(1)	Submarket	Price(2)	Square Feet	Base Rent(3)	Occupancy	Primary Tenants(4)

Greater Washington, D.C. Metropolitan Area

Fort Hill Centre	Office	1	1987	Centreville	$10,450,000	66,514	$1,362,206	92.8	Marriott Corporation
Sudley North	Office	5	1987	Manassas/ Woodbridge	24,702,000	188,495	3,405,281	92.8	Prince William County
Wynwood	Office	2	1991	Route 28 Corridor South	11,500,000	88,183	1,816,554	97.8	Integrity Applications SAIC
Versar Center	Office	2	1982, 1986/ 2003	Springfield	23,500,000	216,216	3,571,027	89.6	Versar, Cornet Technology, NCPPO
Greater Philadelphia, PA Metropolitan Area

Fort Washington Executive Center	Office	3	1987	Fort Washington/ Spring House	68,754,000	393,067	8,343,181	98.7	The Hartford McNeill ADT Security Amerihealth
200 and 220 West Germantown Pike	Office	2	1950/ 1999, 2000	Plymouth Meeting/ Blue Bell	23,284,000	114,968	2,540,220	100.0	Computer Associates Bailey Design
102 Pickering Way	Office	1	1980/2002	Chester County	15,662,000	79,810	1,766,660	100.0	American Executive Centers Yves Rocher
Cross Keys Building	Office	1	1974/2002	Bucks County	18,296,000	81,844	1,769,899	97.8	Bucks County Morgan Stanley Wachovia Beacon Biosciences
Blue Bell Plaza(5)	Office	2	1967, 2000/ 2001	Plymouth Meeting/ Blue Bell	32,000,000	154,856	3,728,856	100.0	Merck Skanska

Total/Average		19			$228,148,000	1,383,953	$28,303,884	96.4%

(1)	Year built/ renovated includes the year in which construction was completed and, where applicable, the year of most recent major renovation.

(2)	Excludes (i) approximately $6.0 million in estimated closing costs to acquire our initial properties and (ii) estimated debt prepayment fees and related costs of approximately $5.3 million. Includes assumed debt of approximately $143.0 million.

(3)	Annualized base rent means the actual monthly base rent in effect under existing leases as of March 31, 2005 times 12.

(4)	Represents tenants accounting for more than 10.0% of each property’s annualized base rent.

(5)	Property is currently under binding contract with Bresler & Reiner and we have entered into an assignment agreement with Bresler & Reiner whereby we will be assigned the right to purchase Blue Bell Plaza.

     In addition to our initial properties, we will also have a right of first offer, a right of first refusal or purchase options to acquire an additional estimated 551,200 rentable square feet of commercial office space that is owned or under development by Bresler & Reiner and is located in the Mid-Atlantic region. These properties currently do not satisfy our investment criteria, however, we expect they may satisfy our investment criteria in the future. Bresler & Reiner will also continue to own or maintain ownership interests in a business park consisting of nine buildings and an additional 15 office buildings as well as various parcels of undeveloped land within the Mid-Atlantic region that we will not acquire because they do not satisfy our investment criteria or Bresler & Reiner does not control the property. We do not expect these conditions to change.
      The following tables summarize information regarding our initial properties by lease expirations, market and lease type as of March 31, 2005.
Lease Expirations of our Initial Properties(1)

				Annualized
				Base Rent	Percentage of
	Number of	Square Footage of	Annualized	Per Rentable	Total Annualized
Year of Lease Expiration	Leases Expiring	Leases Expiring	Base Rent	Square Foot	Base Rent

2005	21	80,093	$1,638,688	$20.46	5.8%
2006	30	149,428	3,406,506	22.80	12.0
2007	23	310,431	6,670,476	21.49	23.6
2008	11	203,618	4,613,327	22.66	16.3
2009	22	369,234	7,395,562	20.03	26.1
2010	12	66,327	1,171,357	17.66	4.1
2011	5	29,598	699,734	23.64	2.5
2012	12	61,026	1,457,961	23.89	5.2
2013	—	—	—	—	—
2014	3	9,282	214,917	23.15	0.8
Thereafter	3	54,966	1,035,356	18.84	3.7

Total/ Average	142	1,334,003	$28,303,884	$21.22	100.0%

(1)	Assumes no renewals or early terminations.

			Percentage of
	Number of	Square Footage of	Property’s Total
Year of Lease Expiration	Leases Expiring	Leases Expiring	Leased SF

Current Vacancy	—	49,950	3.6%
2005	21	80,093	5.8
2006	30	149,428	10.8
2007	23	310,431	22.4
2008	11	203,618	14.7
2009	22	369,234	26.7
2010	12	66,327	4.8
2011	5	29,598	2.1
2012	12	61,026	4.4
2013	—	—	—
2014	3	9,282	0.7
Thereafter	3	54,966	4.0

Total	142	1,383,953	100.0%

Our Initial Properties by Market

				Percentage of
	No. of	Rentable		Annualized
	Buildings	Square Feet	Occupancy	Base Rent

Greater Washington, D.C. Metropolitan Area	10	559,408	92.3%	35.9%
Greater Philadelphia, PA Metropolitan Area	9	824,545	99.1	64.1

Total/ Average	19	1,383,953	96.6%	100.0%

Our Initial Properties by Lease Type

	Number		Rentable	Percentage of
	of Leases		Square Feet	Portfolio

Full Service	142		1,334,003	100.0%

Total/ Average	142	(1)	1,334,003	100.0%

(1)	At March 31, 2005, our initial properties were leased to 103 different tenants under 142 full service leases.
Description of Our Initial Properties

Fort Hill Centre, Centreville, Centreville, Virginia (Centreville).
      Fort Hill Centre, built in 1987, is a four-story office building totaling approximately 66,500 rentable square feet located on the southwest corner of U.S. Routes 28 and 29 in Centreville, Virginia, a major thoroughfare in Fairfax County, Virginia. The principal businesses carried on at the property include lodging, financial services, health care services and information technology. As of March 31, 2005, the property was approximately 92.8% occupied and had an average base rent of $22.08 per square foot.
      Bresler & Reiner acquired Fort Hill Centre in 2000 for approximately $7.0 million. At the time the property was acquired, it was approximately 95.0% occupied and had an average base rent of approximately $18.33 per square foot. Since it acquired the property, Bresler & Reiner has made approximately $300,000 in capital expenditures, including tenant improvements.
      We are acquiring Fort Hill Centre from Bresler & Reiner for approximately $10.5 million, including approximately $5.5 million in assumed mortgage debt secured by the property. We anticipate paying estimated closing costs of approximately $230,000. The mortgage loan has a fixed annual interest rate of 7.70%, requires a monthly principal and interest payment of $41,000 and matures in January 2011. We intend to prepay the entire principal balance of this mortgage loan in connection with our acquisition of the Fort Hill Centre. Bresler & Reiner will pay the prepayment fees and related costs of $1.1 million in connection with defeasance of the mortgage debt.
      The following table sets forth the occupancy rate and average annualized base rent per rentable square foot for the property at the end of each year indicated below and at March 31, 2005.

		Annual Base Rent Per
	Occupancy Rate	Rentable Square Foot

2000	98.8%	$18.33
2001	95.5	20.28
2002	92.2	21.08
2003	100.0	21.54
2004	92.8	21.82
March 31, 2005	92.8%	$22.08

      The following tables set forth information with respect to the property’s primary tenants and lease expirations, respectively.
Primary Tenants(1)

	Principal
	Nature of	Lease	Renewal	Total Rentable	Percentage of	Annualized
Tenant	Business	Expiration	Option	Square Feet	Property Leased	Base Rent

Marriott Corporation	Lodging	2/28/06	None	7,804	11.7%	$153,166

(1)	Represents tenants accounting for more than 10.0% of the property’s annualized base rent as of March 31, 2005.
Lease Expiration Schedule

			Percentage of	Annualized	Percentage of
	Number of		Property’s	Base Rent of	Property’s
	Leases	Square Footage of	Total Leased	Expiring	Annualized
Year of Lease Expiration	Expiring	Expiring Leases	Square Feet	Leases	Base Rent

2005	8	20,105	32.6%	$444,810	32.7%
2006	4	14,920	24.2	314,657	23.1
2007	4	12,393	20.1	284,892	20.9
2008	—	—	—	—	—
2009	4	8,237	13.3	171,942	12.6
2010	2	3,930	6.4	92,879	6.8
2011	—	—	—	—	—
2012	—	—	—	—	—
2013	—	—	—	—	—
2014	1	2,121	3.4	53,025	3.9
Thereafter	—	—	—	—	—

Total	23	61,706	100.0%	$1,362,205	100.0%

      In connection with our acquisition of Fort Hill Centre, we expect to enter into a property management and leasing agreement with one of Bresler & Reiner’s affiliates, Redwood Commercial Management, LLC, the property’s current property manager and leasing agent. For a description of this agreement, please see “— Our Property Management and Leasing Agreements.” We have no immediate plans to improve or renovate this property outside of the ordinary course of business and intend to hold it to lease to tenants.

Sudley North (Buildings A, B, C, D and Bank Building), Manassas, Virginia (Manassas/ Woodbridge).
      Sudley North (Buildings A, B, C, D and Bank Building), built in 1987, is a five-building office park totaling approximately 188,600 rentable square feet. Sudley A is a single-story office building totaling approximately 22,700 rentable square feet. Sudley B is a two-story office building totaling approximately 62,400 rentable square feet. Sudley C is a single-story office building totaling approximately 31,100 rentable square feet. Sudley D is a two-story office building totaling approximately 69,400 rentable square feet, which is 100% occupied by the Prince William County Government. The Bank Building is a single-story building totaling approximately 3,500 rentable square feet. The property is located approximately one mile south of Interstate 66 off of U.S. Route 28 in Manassas, Virginia. The principal businesses carried on at the property include government services, information technology and health care services. As of March 31, 2005, Sudley North A, B, C and D were approximately 92.7% occupied and the Bank Building was 100.0% occupied and Sudley North A, B, C and D had an average base rent of $18.96 per square foot and the Bank Building had an average base rent of approximately $43.99 per square foot.

      Bresler & Reiner developed Sudley North (Buildings A, B, C, D and Bank Building) in 1987 for approximately $15.5 million in land, development and construction costs. Since the date the property was developed, Bresler & Reiner has made approximately $4.2 million in capital expenditures, including tenant improvements.
      We are acquiring Sudley North (Buildings A, B, C, D and Bank Building) for approximately $24.7 million, including approximately $17.5 million of assumed mortgage debt secured by the property. We anticipate paying estimated closing costs of approximately $646,000. The mortgage loan has a fixed annual interest rate of 7.47%, requires a monthly principal and interest payment of $126,000 and matures in April 2012. If we prepaid the mortgage on September 1, 2005, we would incur prepayment fees and related costs of approximately $3.8 million. We do not intend to prepay the mortgage loan in connection with our acquisition of Sudley North (Buildings A, B, C, D and Bank Building). In connection with our assumption of the mortgage loan secured by Sudley North, the lender will require us to deposit approximately $1.3 million in reserves to fund tenant improvements and lease commission reserves.
      The following table sets forth the occupancy rate and average annualized base rent per rentable square foot for the property at the end of each year indicated below and at March 31, 2005.

			Annual Base Rent per
	Occupancy Rate		Rentable Square Foot

	Office Buildings	Bank Building	Office Buildings	Bank Building

2002	95.6%	100.0%	$18.81	$40.25
2003	97.1	100.0	18.99	41.46
2004	92.5	100.0	18.61	42.70
March 31, 2005	92.7%	100.0%	$18.96	$43.99
      The following tables set forth information with respect to the property’s major tenants and lease expirations, respectively.
Primary Tenants(1)

						Total	Percentage
	Principal Nature	Lease				Rentable	of Property	Annualized
Tenant	of Business	Expiration		Renewal Option		Square Feet	Leased	Base Rent

Prince William County	County Government	12/31/09	(2)	1, 5-year option	(3)	76,225	40.4%	$1,343,326

(1)	Represents tenants accounting for more than 10.0% of the property’s annualized base rent as of March 31, 2005.

(2)	Prince William County had three leases as of March 31, 2005, one of which accounts for $1,206,789 of the total annualized base rent and has a lease expiration date of December 31, 2009. The remaining leases have expiration dates of August 2, 2009 and August 31, 2010.

(3)	Prince William County may terminate its leases if it does not receive adequate funding.

Lease Expiration Schedule

				Percentage of	Annualized	Percentage of
	Number of			Property’s	Base Rent of	Property’s
	Leases		Square Footage of	Total Leased	Expiring	Annualized
Year of Lease Expiration	Expiring		Expiring Leases	Square Feet	Leases	Base Rent

2005	7		30,460	17.4%	$606,106	17.8%
2006	8	(1)	26,178	15.0	630,678	18.5
2007	6		27,036	15.5	530,404	15.6
2008	2		6,174	3.5	122,487	3.6
2009	2		71,660	41.0	1,251,366	36.7
2010	2		6,819	3.9	131,080	3.8
2011	—		—	—	—	—
2012	—		—	—	—	—
2013	—		—	—	—	—
2014	1		3,426	2.0	68,520	2.0
Thereafter	1		3,232	1.7	64,640	2.0

Total	29		174,985	100.0%	$3,405,281	100.0%

(1)	Includes the Bank Building which contains 3,478 square feet and has an annualized base rent of $152,982.
     In connection with our acquisition of Sudley North, we expect to enter into a property management and leasing agreement with one of Bresler & Reiner’s affiliates, Redwood Commercial Management, LLC, the property’s current property manager and leasing agent. For a description of this agreement, please see “— Our Property Management and Leasing Agreements.” We have no immediate plans to improve or renovate this property outside of the ordinary course of business and intend to hold it to lease to tenants.

Wynwood, Chantilly, Virginia (Route 28 Corridor South).
      Wynwood, built in 1991, consists of two, two-story office buildings totaling approximately 88,200 rentable square feet. The property is located on Parkstone Drive approximately 1.5 miles southwest of Route 28 and approximately three miles from Interstate 66 in Chantilly, Virginia.
      Bresler & Reiner purchased Wynwood for approximately $13.0 million in June 2005. Bresler & Reiner incurred approximately $200,000 in closing costs to acquire this property. The principal businesses carried on at the property include government contracting and information technology. At March 31, 2005, Wynwood was approximately 97.8% occupied and had an average base rent of $21.07 per square foot. We will acquire Wynwood from Bresler & Reiner for approximately $11.5 million. We anticipate paying estimated closing costs of approximately $180,000. We expect to own this property free and clear of any mortgage debt.
      The following table sets forth the occupancy rate and average annualized base rent per rentable square foot for the property at the end of each year indicated below and at March 31, 2005.

		Average Annual Base
	Occupancy	Rent Per Rentable
	Rate	Square Foot

2000	77.8%	$21.37
2001	100.0	20.92
2002	83.7	21.30
2003	88.4	21.26
2004	95.4	20.92
March 31, 2005	97.8%	$21.07

      The following tables set forth information with respect to the property’s primary tenants and lease expirations, respectively.
Primary Tenants(1)

					Total
					Rentable	Percentage
	Principal Nature	Lease			Square	of Property	Annualized
Tenant	of Business	Expiration	Renewal Option		Feet	Leased	Base Rent

Integrity Applications, Inc.	Government Contractor	5/31/07	1, 5-year option		30,441	34.5%	$651,419
SAIC	Government Contractor	1/31/09	1, 5-year option	(2)	27,175	30.8%	$529,233

(1)	Represents tenants accounting for more than 10.0% of the property’s annualized base rent as of March 31, 2005.

(2)	SAIC’s lease contains a termination provision giving SAIC the right to terminate upon six month’s prior written notice effective as of January 31, 2007.
Lease Expiration Schedule

			Percentage of	Annualized	Percentage of
	Number of		Property’s	Base Rent of	Property’s
	Leases	Square Footage of	Total Leased	Expiring	Annualized
Year of Lease Expiration	Expiring	Expiring Leases	Square Feet	Leases	Base Rent

2005	1	1,750	2.0%	$49,719	2.7%
2006	2	4,319	5.0	100,895	5.6
2007	3	41,548	48.2	882,257	48.6
2008	1	5,407	6.3	121,658	6.7
2009	2	29,191	33.9	573,585	31.6
2010	1	4,020	4.6	88,440	4.8
2011	—	—	—	—	—
2012	—	—	—	—	—
2013	—	—	—	—	—
2014	—	—	—	—	—
Thereafter	—	—	—	—	—

Total	10	86,235	100.0%	$1,816,554	100.0%

      In connection with our acquisition of Wynwood, we expect to enter into a property management and leasing agreement with one of Bresler & Reiner’s affiliates, Redwood Commercial Management, LLC, the property’s current property manager and leasing agent. For a description of this agreement, please see “— Our Property Management and Leasing Agreements.” We have no immediate plans to improve or renovate this property outside of the ordinary course of business and intend to hold it to lease to tenants.

Versar Center, Springfield, Virginia (Springfield)
      Versar Center consists of two commercial office buildings totaling approximately 216,216 rentable square feet. The two buildings, Versar Center I and II, were built in 1982 and 1986, respectively. The property is located in Springfield, Virginia, approximately one-half mile north of the Interstate 95, 395 and 495 interchange. The principal businesses carried on at the property include engineering, information technology/government contractor and health services. At March 31, 2005, the property was 89.6% occupied and had an average base rent of $18.44 per square foot.
      Bresler & Reiner purchased Versar Center property for approximately $24.2 million in January 2002. At the time the property was acquired, it was 99.0% occupied and had an average base rent of $16.84 per square foot. Since it acquired the property, Bresler & Reiner has made approximately $2.0 million in capital expenditures, including tenant improvements.

      We are acquiring the Versar Center property from Bresler & Reiner for approximately $23.5 million, including approximately $17.9 million of assumed mortgage debt. We anticipate paying estimated closing costs of approximately $634,000. The mortgage loan has a fixed interest rate of 6.18%, requires a monthly principal and interest payment of $113,000 and matures in January 2013. If we prepaid the mortgage on September 1, 2005, we would incur prepayment fees and related costs of approximately $2.7 million. We do not intend to prepay the mortgage loan in connection with our acquisition of Versar Center. In connection with our assumption of the mortgage loan secured by Versar Center, the lender will require us to deposit approximately $611,000 in reserves to fund tenant improvements and lease commissions. Bresler & Reiner will retain certain pre-existing rights related to a condemnation proceeding associated with this property.
      The following table sets forth the occupancy rate and average annualized base rent per rentable square foot for the property at the end of each year indicated below and at March 31, 2005.

	Occupancy	Average Annual Base Rent
	Rate	per Rentable Square Foot

2002	99.0%	$17.11
2003	94.4	18.04
2004	89.1	18.38
March 31, 2005	89.6%	$18.44
      The following table sets forth information with respect to the property’s primary tenants and lease expirations, respectively.
Primary Tenants(1)

				Total
				Rentable	Percentage
	Principal Nature	Lease		Square	of Property	Annualized
Tenant	of Business	Expiration	Renewal Option	Feet	Leased	Base Rent

Versar, Inc.	Engineering	5/30/09	2, 5-year options	66,742	30.9%	$1,158,901
Cornet Technology, Inc.	Government Contractor	6/30/10	None	51,162	23.7%	$850,148
National Capital Preferred Provider	Health Services	7/31/05	None	19,925	9.2%	$407,915

(1)	Represents tenants accounting for more than 10.0% of the property’s annualized base rent as of March 31, 2005.
Lease Expiration Schedule

			Percentage of	Annualized	Percentage of
	Number of		Property’s	Base Rent of	Property’s
	Leases	Square Footage of	Total Leased	Expiring	Annualized
Year of Lease Expiration	Expiring	Expiring Leases	Square Feet	Leases	Base Rent

2005	5	27,778	14.3%	$538,052	15.1%
2006	3	18,510	9.6	388,913	10.9
2007	1	1,200	0.6	24,324	0.7
2008	2	10,822	5.6	219,197	6.1
2009	5	84,194	43.5	1,534,169	43.0
2010	6	51,162	26.4	850,148	23.7
2011	—	—	0.0	—	—
2012	—	—	0.0	—	—
2013	—	—	0.0	—	—
2014	—	—	0.0	—	—
Thereafter(1)	1	—	0.0	16,224	0.5

Total	23	193,666	100.0%	$3,571,027	100.0%

(1)	Antenna lease that does not account for any for the property’s rentable square footage.
     In connection with our acquisition of the Versar Center property, we expect to enter into property management and leasing agreements with one of Bresler & Reiner’s affiliates, Redwood Commercial Management, LLC, the property’s current property manager and leasing agent. For a description of this agreement, please see “— Our Property Management and Leasing Agreements.” We have no immediate plans to improve or renovate this property outside of the ordinary course of business and intend to hold it to lease to tenants.

Fort Washington Executive Center, Fort Washington, Pennsylvania (Fort Washington/ Spring House)
      Fort Washington Executive Center, built in 1987, consists of three, three-story office buildings totaling approximately 393,000 rentable square feet. The three office buildings, 600, 601 and 602 Office Center Drive, have approximately 119,800, 136,600 and 136,700 rentable square feet, respectively. The property is located on Office Center Drive in Fort Washington, Pennsylvania approximately two miles from the Fort Washington exit on the Pennsylvania Turnpike. The principal businesses carried on at the property include insurance (property and casualty and health) and pharmaceuticals. At March 31, 2005, Fort Washington was approximately 98.7% occupied and had an average base rent of $21.52. Based on a recently executed lease for which the tenant has not yet occupied, we expect the property to be 100.0% occupied in June 2005.
      Bresler & Reiner acquired Fort Washington Executive Center in 2003 for approximately $52.7 million. At the time the property was acquired, it was 89.6% occupied, excluding a hold-over tenant, and had an average base rent of $21.63 per square foot. Since it acquired the property, Bresler & Reiner has made approximately $1.5 million in capital expenditures, including tenant improvements.
      We are acquiring Fort Washington Executive Center from Bresler & Reiner for approximately $68.8 million, including approximately $48.1 million of assumed mortgage debt consisting of two loans in the amounts of $32.8 million and $15.4 million, respectively. We anticipate paying estimated closing costs of approximately $1.7 million. The loans each bear a fixed annual interest rate of 5.6% and mature in March 2014. The total monthly principal and interest payments of the two loans is approximately $281,000. In connection with our assumption of these loans, the lenders will require us to deposit approximately $4.0 million for reserves to be used for tenant improvements and lease commissions. If we prepaid the mortgage on September 1, 2005, we would incur prepayment fees and related costs of approximately $5.9 million. We do not intend to prepay either of the mortgage loans at this time.
      The following table sets forth the occupancy rate and average annual rent per rentable square foot for the property at the end of each year indicated below and at March 31, 2005.

		Average Annual Base Rent
	Occupancy Rate	Per Rentable Square Foot

2002	99.8%	$20.94
2003	99.8	21.63
2004	90.9	21.54
March 31, 2005	98.7%	$21.52

      The following tables set forth information with respect to the property’s primary tenants and lease expirations, respectively.
Primary Tenants(1)

	Principal Nature	Lease		Total Rentable	Percentage of	Annualized
Tenant	of Business	Expiration	Renewal Option	Square Feet	Property Leased	Base Rent

The Hartford	Insurance	12/31/07	2, 5-year options	210,887	53.7%	$4,572,030
McNeill	Pharmaceuticals	12/31/08	1, 1-year option	45,484	11.6	977,906
			1, 5-year option
		12/31/09	1, 5-year option	30,391	7.7	638,211
Amerihealth	Health Insurance	1/31/15	None	51,734	13.2	954,492
ADT Security	Security Systems	10/31/06	None	35,269	9.0%	$805,897

(1)	Represents tenants accounting for more than 10.0% of the property’s annualized base rent as of March 31, 2005.
Lease Expiration Schedule

			Percentage of	Annualized	Percentage of
	Number of		Property’s	Base Rent of	Property’s
	Leases	Square Footage of	Total Leased	Expiring	Annualized
Year of Lease Expiration	Expiring	Expiring Leases	Square Feet	Leases	Base Rent

2005	—	—	—	—	—
2006	4	47,893	12.4%	$1,150,623	13.8%
2007	3	212,262	54.7	4,602,280	55.2
2008	1	45,484	11.7	977,906	11.7
2009	1	30,391	7.8	638,211	7.6
2010	—	—	—	—	—
2011(1)	1	—	—	19,669	0.2
2012	—	—	—	—	—
2013	—	—	—	—	—
2014	—	—	—	—	—
Thereafter	1	51,734	13.4	954,492	11.5

Total	11	387,764	100.0%	$8,343,181	100.0%

(1)	Antenna lease which does not include rentable square feet.
     We expect to enter into property management and leasing agreements with Acorn Development Corporation, a local property management company, and Smith Mack & Co. Inc., a local real estate broker with more than 21 years of experience in the greater Philadelphia, Pennsylvania metropolitan area, the property’s current property manager and leasing agent, respectively. For a description of this agreement, please see “Our Property Management and Leasing Agreements.” We have no immediate plans to improve or renovate this property outside of the ordinary course of business and intend to hold it to lease to tenants.

200 and 220 West Germantown Pike, Plymouth Meeting, Pennsylvania (Plymouth Meeting/Blue Bell).
      200 and 220 West Germantown Pike, a portion of which was built circa 1950, was substantially rebuilt in 2001. The property consists of two office buildings totaling approximately 115,000 rentable square feet. 200 West Germantown Pike is a one-story building totaling approximately 16,700 rentable square feet. 220 West Germantown Pike is a two-story building totaling 98,200 rentable square feet. The property is located at the intersection of West Germantown Pike and Chemical Road in Plymouth Meeting, Pennsylvania. The principal businesses carried on at the property include software and marketing.

At March 31, 2005, the property was 100% occupied and had an average base rent of $22.10 per square foot. Computer Associates leases approximately 98,200 rentable square feet under a lease that expires on October 31, 2009. As of March 31, 2005, Computer Associates occupied approximately one-third of its leased space and subleased its remaining space to five subtenants. We do not expect Computer Associates to renew its lease upon expiration.
      Bresler & Reiner acquired 200 and 220 West Germantown Pike in 2004 for approximately $20.5 million. At the time the property was acquired, it was 100% occupied and had an average base rent of $22.04 per square foot. Since it acquired the property, Bresler & Reiner has made approximately $200,000 in capital expenditures, including tenant improvements.
      We are acquiring 200 and 220 West Germantown Pike from Bresler & Reiner for approximately $23.3 million, including approximately $15.9 million of assumed mortgage debt. We anticipate paying estimated closing costs of approximately $463,000. The mortgage loan has a fixed annual interest rate of 5.9%, requires a monthly principal and interest payment of $98,000 and matures in March 2033. We intend to prepay the entire principal balance of this mortgage in connection with our acquisition of 200 and 220 West Germantown Pike. As a result, we will incur approximately $2.2 million in prepayment fees and related costs.
      The following table sets forth the occupancy rate and average annualized base rent per rentable square foot for the property at the end of each year indicated below and at March 31, 2005.

		Average Annual Base Rent
	Occupancy Rate	per Leased Square Foot

2000	100.0%	$20.29
2001	100.0	20.31
2002	100.0	21.17
2003	100.0	22.04
2004	100.0	22.10
March 31, 2005	100.0%	$22.10
      The following tables set forth information with respect to the property’s primary tenants and lease expirations, respectively.
Primary Tenants(1)

	Principal Nature	Lease	Renewal		Total Rentable	Percentage of	Annualized
Tenant	of Business	Expiration	Option		Square Feet	Property Leased	Base Rent

Computer Associates	Software	10/31/09	None	(2)	98,241	85.5%	$2,161,302
Bailey Design Group	Marketing	11/30/09	None		12,221	10.6%	$293,304

(1)	Represents tenants accounting for more than 10.0% of the property’s annualized base rent as of March 31, 2005.

(2)	Computer Associates’ lease contains a termination provision giving Computer Associates the right to terminate as of October 14, 2007 by giving us 180 days prior written notice.

Lease Expiration Schedule

			Percentage of	Annualized	Percentage of
	Number of		Property’s	Base Rent of	Property’s
	Leases	Square Footage of	Total Leased	Expiring	Annualized
Year of Lease Expiration	Expiring	Expiring Leases	Square Feet	Leases	Base Rent

2005	—	—	—	—	—
2006	—	—	—	—	—
2007	—	—	—	—	—
2008	—	—	—	—	—
2009	3	114,968	100.0%	$2,540,220	100.0%
2010	—	—	—	—	—
2011	—	—	—	—	—
2012	—	—	—	—	—
2013	—	—	—	—	—
2014	—	—	—	—	—
Thereafter	—	—	—	—	—

Total	3	114,968	100.0%	$2,540,220	100.0%

      In connection with our acquisition of the property, we expect to enter into property management and leasing agreements with Acorn Development Corporation and Smith Mack & Co. Inc., the property’s current property manager and leasing agent, respectively. For a description of this agreement, please see “— Our Property Management and Leasing Agreements.” We have no immediate plans to improve or renovate this property outside of the ordinary course of business and intend to hold it to lease to tenants.

102 Pickering Way, Exton, Pennsylvania (Chester County).
      102 Pickering Way, built in 1980 and substantially renovated in 2002, consists of a five-story office building totaling approximately 79,800 rentable square feet, 102 Pickering Way is located off of Route 100 approximately 1.5 miles from the Downingtown interchange of the Pennsylvania Turnpike in Exton, Pennsylvania. The principal businesses carried on at the property include executive suites and cosmetics.
      Bresler & Reiner acquired 102 Pickering Way from Keystone Property Group in April 2005 for approximately $15.3 million plus approximately $500,000 in closing costs. At the time the property was acquired by Bresler & Reiner, it was 100% occupied and had an average base rent of $22.14 per square foot.
      We are acquiring 102 Pickering Way from Bresler & Reiner for approximately $15.7 million, including approximately $10.1 million in assumed mortgage debt. We anticipate paying estimated closing costs of approximately $650,000. The mortgage loan has a fixed annual interest rate of 6.50%, requires a monthly principal and interest payment of $66,000 and matures in January 2013. The mortgage loan may not be prepaid until March 2006. In connection with our assumption of this mortgage, the lender will require us to deposit approximately $238,000 in reserves to fund tenant improvements and lease commission reserves.

      The following table sets forth the occupancy rate and average annualized base rent per rentable square foot for the property at the end of each year indicated below and at March 31, 2005.

		Average Annual Base Rent
	Occupancy Rate	per Leased Square Foot

2001	81.3%	$22.71
2002	87.2	21.49
2003	97.5	21.76
2004	100.0	22.06
March 31, 2005	100.0%	$22.14
      The following tables set forth information with respect to the property’s primary tenants and lease expirations, respectively.
Primary Tenants(1)

	Principal Nature	Lease		Total Rentable	Percentage of	Annualized
Tenant	of Business	Expiration	Renewal Option	Square Feet	Property Leased	Base Rent

American Executive Centers	Executive Suites	6/30/11	2, 5-year options	16,656	20.9%	$398,911
Yves Rocher Services	Cosmetics	8/31/06	1, 2-year option	16,656	20.9%	$370,596

(1)	Represents tenants accounting for more than 10.0% of the property’s annualized base rent as of March 31, 2005.
Lease Expiration Schedule

			Percentage of	Annualized	Percentage of
	Number of		Property’s	Base Rent of	Property’s
	Leases	Square Footage of	Total Leased	Expiring	Annualized
Year of Lease Expiration	Expiring	Expiring Leases	Square Feet	Leases	Base Rent

2005	—	—	—	—	—
2006	5	24,272	30.4%	$538,486	30.5%
2007	4	12,305	15.4	264,358	15.0
2008	3	9,520	11.9	192,193	10.9
2009	2	3,719	4.7	82,748	4.7
2010	1	396	0.5	8,811	0.5
2011	4	29,598	37.1	680,065	38.4
2012	—	—	—	—	—
2013	—	—	—	—	—
2014	—	—	—	—	—
Thereafter	—	—	—	—	—

Total	19	79,810	100.0%	$1,766,661	100.0%

      In connection with our acquisition of this property, we expect to enter into a property management and leasing agreements with Acorn Development Corporation and Smith Mack & Co. Inc., the property’s current property manager and leasing agent, respectively. For a description of these agreements, please see “— Our Property Management and Leasing Agreements.” We have no immediate plans to improve or renovate this property outside of the ordinary course of business and intend to hold it to lease to tenants.

Cross Keys, Doylestown, Pennsylvania (Bucks County).
      Cross Keys, built in 1974 and substantially renovated in 2003, consists of a four-story office building totaling approximately 81,800 rentable square feet. Cross Keys is located off of Route 313 at the interchange with Route 611, approximately 15 miles north of Philadelphia, Pennsylvania in Doylestown,

Pennsylvania. The principal businesses carried on at the property include county government, banking, medical imaging consulting and investment banking.
      Bresler & Reiner acquired Cross Keys in April 2005 for approximately $17.8 million plus approximately $500,000 in closing costs. At the time the property was acquired by Bresler & Reiner, it was 97.8% occupied and had an average base rent of $22.12 per square foot.
      We are acquiring Cross Keys from Bresler & Reiner for approximately $18.3 million, including approximately $10.9 million in assumed mortgage debt. We anticipate paying estimated closing costs of approximately $729,000. The mortgage loan has a fixed annual interest rate of approximately 5.45%, requires a monthly principal and interest payment of $63,000 and matures in August 2013. In connection with our assumption of this mortgage loan, the lenders will require us to deposit $140,000 in reserves to be used for tenant improvements and lease commissions. The mortgage loan may not be prepaid prior to July 2007.
      The following table sets forth the occupancy rate and average annualized base rent per rentable square foot for the property at the end of each year indicated below and at March 31, 2005.

		Average Annual Base Rent
	Occupancy Rate	Per Rentable Square Foot

2002	100.0%	$14.77
2003	92.6	19.32
2004	97.8	21.78
March 31, 2005	97.8%	$22.12
      The following tables set forth information with respect to the property’s primary tenants and lease expirations, respectively.
Primary Tenants(1)

					Total
					Rentable	Percentage of
	Principal Nature	Lease			Square	Property	Annualized
Tenant	of Business	Expiration		Renewal Option	Feet	Leased	Base Rent

Buck’s County Government	County Government	3/31/09	(2)	3, 1-year options(3)	30,258	37.0%	$678,615
Wachovia	Commercial Banking	1/31/12		Banking Space – 2, 5- year options & 1, 3-year option Office Space – 3, 5-year options	25,869	31.6%	$558,180
Beacon Bioscience	Medical Imaging Consulting	3/14/06		None	8,938	10.9%	$187,698
Morgan Stanley	Investment Banking	11/30/12		None(5)	8,992	11.0%	$215,760

(1)	Represents tenants accounting for more than 10.0% of the property’s annualized base rent as of March 31, 2005.

(2)	Buck’s County Government had four leases as of December 31, 2004, three of which have lease expiration dates of March 31, 2009 and one of which has a lease expiration date of August 31, 2007.

(3)	Buck’s County Government may terminate its lease with us by giving us six months prior written notice if its funding is substantially reduced.

(4)	Wachovia may terminate its lease with us by giving us 18 months prior written notice beginning on January 9, 2007.

(5)	Morgan Stanley may terminate its lease for 8,992 rentable square feet effective November 30, 2009 with us by giving us 240 days prior written notice beginning March 31, 2009.

Lease Expiration Schedule

			Percentage of	Annualized	Percentage of
	Number of		Property’s	Base Rent of	Property’s
	Leases	Square Footage of	Total Leased	Expiring	Annualized
Year of Lease Expiration	Expiring	Expiring Leases	Square Feet	Leases	Base Rent

2005	—	—	—	—	—
2006	4	13,336	16.7%	$282,255	15.9%
2007	2	3,687	4.6	81,960	4.6
2008	1	1,255	1.6	28,426	1.6
2009	3	26,874	33.6	603,321	34.1
2010	—	—	—	—	—
2011	—	—	—	—	—
2012	11	31,126	38.9	680,565	38.5
2013	—	—	—	—	—
2014	1	3,735	4.6	93,372	5.3
Thereafter	—	—	—	—	—

Total	22	80,013	100.0%	$1,769,899	100.0%

      In connection with our acquisition of this property, we expect to enter into property management and leasing agreements with Acorn Development Corporation and Smith Mack & Co. Inc., the property’s current property manager and leasing agent, respectively. For a description of these agreements, please see “— Our Property Management and Leasing Agreements.” We have no immediate plans to improve or renovate this property outside of the ordinary course of business and intend to hold it for lease to tenants.

Blue Bell Plaza, Blue Bell, Pennsylvania (Plymouth Meeting/Blue Bell).
      Blue Bell Plaza consists of two office buildings (516 and 518 Township Line Road) totaling approximately 154,900 rentable square feet. The property is located on Township Line Road approximately two miles from the Norristown exit on the Pennsylvania Turnpike and has direct access to the Blue Route in Blue Bell, Pennsylvania. One office building, 516 Township Line Road, is a single-story building containing approximately 29,900 rentable square feet. The other office building, 518 Township Line Road, built in 2000, is a three-story office building containing approximately 125,000 rentable square feet. The principal businesses carried on at the property include pharmaceuticals and construction. At March 31, 2005, 516 Township Line Road was 100% occupied by a single tenant with the lease expiring on June 30, 2012 and the 518 Township Line Road was 100% occupied by a single tenant with a lease expiring on November 30, 2008. Average base rent was $24.08 per square foot as of March 31, 2005.
      On February 14, 2004, Bresler & Reiner entered into a binding purchase and sale agreement with Six Square Valley Associates, LLC. Under the agreement, Bresler & Reiner has the right to acquire both office buildings located at Blue Bell Plaza for approximately $32.0 million. In connection with our formation transactions, Bresler & Reiner will assign its purchase rights to us pursuant to an assignment agreement. Using the net proceeds from this offering, we will acquire Blue Bell Plaza for approximately $32.0 million, including approximately $17.1 million of assumed mortgage debt. We anticipate paying estimated closing costs of approximately $789,000. We expect to close on this acquisition in August 2005. The mortgage has a fixed annual interest rate of approximately 7.09%, requires a monthly principal and interest payment of approximately $130,000 and matures in November 2011. We intend to prepay the entire principal balance of this mortgage in connection with our acquisition of Blue Bell Plaza, although we may not prepay this mortgage before December 10, 2005. As a result, we will incur an approximate $3.2 million prepayment fees and related costs.

      The following tables sets forth the occupancy rate and average annualized base rent per square foot for the property at the end of each year indicated below and at March 31, 2005.

	Occupancy	Average Annual Base Rent
	Rate	per Leased Square Foot

2000	80.7%	$22.80
2001	86.9	23.48
2002	100.0	24.08
2003	100.0	24.08
2004	100.0	23.71
March 31, 2005	100.0%	$24.08
      The following tables set forth information with respect to the property’s primary tenants and lease expirations, respectively.
Primary Tenants(1)

				Total	Percentage
	Principal Nature	Lease		Rentable	of Property	Annualized
Tenant	of Business	Expiration	Renewal Option	Square Feet	Leased	Base Rent

Merck	Pharmaceuticals	11/30/08	1, 3-year option	124,956	80.7%	$2,951,460
Barclay White Skanska	Construction	6/30/12	None	29,900	19.3%	$777,396

(1)	Represents tenants accounting for more than 10.0% of the property’s annualized base rent as of March 31, 2005.
Lease Expiration Schedule

			Percentage of	Annualized	Percentage of
	Number of		Property’s	Base Rent of	Property’s
	Leases	Square Footage of	Total Leased	Expiring	Annualized
Year of Lease Expiration	Expiring	Expiring Leases	Square Feet	Leases	Base Rent

2005	—	—	—	—	—
2006	—	—	—	—	—
2007	—	—	—	—	—
2008	1	124,956	80.7%	$2,951,460	79.2%
2009	—	—	—	—	—
2010	—	—	—	—	—
2011	—	—	—	—	—
2012	1	29,900	19.3	777,396	20.8
2013	—	—	—	—	—
2014	—	—	—	—	—
Thereafter	—	—	—	—	—

Total	2	154,856	100.0%	$3,728,856	100.0%

      Assuming we acquire Blue Bell Plaza, we expect to enter into a property management and leasing agreements with Acorn Development and GVA Smith Mack. For a description of these agreements, please see “— Our Property Management and Leasing Agreements.” We have no immediate plans to improve or renovate this property outside of the ordinary course of business and intend to hold it for lease to tenants.
Our Tenants
      Assuming we complete this offering and the formation transactions, and we acquire each property we identified as being part of our initial portfolio, we would have 142 leases and 103 tenants as of March 31, 2005. As of March 31, 2005, tenants generating at least 56.2% of our pro forma annualized base rent were either rated investment grade rated according to Standard & Poor’s or were governments or government-sponsored agencies. The following table sets forth information regarding leases with our 10 largest tenants based on annualized base rent as of March 31, 2005:

					Percentage of
	Remaining				Total
	Lease Term	Rentable	Percentage	Annualized	Annualized
Tenant	in Years	Sq. Ft.	of Sq. Ft.	Base Rent	Base Rent

The Hartford	2.8	210,887	13.1%	$4,572,030	13.9%
Merck	3.7	124,956	7.8	2,951,460	9.0
Computer Associates	4.6	98,241	6.1	2,161,302	6.6
McNeill, LLC(1)	4.3	75,875	4.7	1,616,117	4.9
Prince William County Government	4.9	76,225	4.7	1,343,326	4.1
Versar, Inc.	4.2	66,742	4.2	1,158,901	3.5
Cornet Technology, Inc.	5.3	51,162	3.2	850,148	2.6
ADT Security	1.6	35,269	2.2	805,897	2.4
Barclay White Skanska	7.3	29,900	1.9	777,396	2.4
County of Bucks	3.6	30,258	2.2	678,615	2.4

(1)	Average of one lease for 45,484 square feet expiring on December 31, 2008 and one lease for 30,391 square feet expiring on December 31, 2009.
Mortgage Debt
      Upon completion of this offering and our formation transactions, assuming we acquire each of the properties identified as our initial properties and we prepay approximately $38.5 million in principal amount of assumed mortgage debt, we expect to have approximately $104.5 million of outstanding mortgage debt. This outstanding mortgage debt will be comprised of five mortgages secured by four of our initial properties. The weighted average interest rate on this outstanding mortgage debt is expected to be approximately 6.2%. After completion of this offering and our formation transactions, we expect our ratio of debt to total cost of our initial properties to be approximately 44% and we will have estimated unrestricted cash of approximately $33.3 million (after payment of the Blue Bell Plaza mortgage debt). Upon completion of this offering and our formation transactions, we expect all of our outstanding mortgage debt will be fixed rate debt. We may enter into a credit facility secured by multiple properties if we determine this to be an attractive source of capital.
      The following table sets forth certain information with respect to the indebtedness that is known to be outstanding on a pro forma basis to reflect the obligations we expect to have following the completion of this offering and the formation transactions.

					Pro Forma
		Maturity		Outstanding	Outstanding
		Date	Annual Debt	Principal	Principal
Property	Interest Rate	(month/year)	Service	Balance	Balance

Fort Hill Centre	7.70%	1/11	$492,000	$5,511,000	—
Sudley North	7.47	4/12	1,507,000	17,466,000	$17,466,000
Fort Washington Executive Center	5.60	2/14	3,376,000	48,111,000	48,111,000
200 and 220 West Germantown Pike (1)	5.90	2/14	1,176,000	15,907,000	—
Versar Center	6.18	1/13	1,357,000	17,938,000	17,938,000
102 Pickering Way	6.50	1/13	789,000	10,104,000	10,104,000
Cross Keys Building	5.45	8/13	759,000	10,901,000	10,901,000
Blue Bell Plaza(2)	7.09%	11/11	1,556,000	17,062,000	17,062,000

Total			$11,012,000	$143,000,000	$121,582,000

(1)	If this loan is not prepaid in March of 2013 the interest rates increase by at least 2.0%.

(2)	This loan is expected to be prepaid in December 2005.

Depreciation
      The following table sets forth depreciation information for each of our initial properties on a pro forma basis assuming the offering and the formation transactions had occurred on March 31, 2005.

			Method of
Property	Tax Basis	Depreciation Rate	Depreciation	Useful Life Claimed

Fort Hill	$10,676,000	1.98%	MACRS	39
Sudley North	25,348,000	2.08	MACRS	39
Versar Center	24,134,000	2.27	MACRS	39
Wynwood	11,680,000	2.35	MACRS	39
Fort Washington	70,404,000	2.24	MACRS	39
200 and 220 West Germantown	23,747,000	2.15	MACRS	39
102 Pickering Way	16,311,000	2.17	MACRS	39
Cross Keys	19,025,000	2.15	MACRS	39
Blue Bell Plaza	32,789,000	2.15%	MACRS	39

Total	$234,114,000

Real Estate Taxes
      The following table sets forth real estate tax information for our initial properties:

		Total Annual
	2004	Real Estate Taxes
Property	Realty Tax Rate	for the 2004 Tax Year

Fort Hill Centre	1.13%	$73,000
Sudley North	1.26	242,000
Versar Center	1.13	261,000
Wynwood	1.61	149,000
Fort Washington Executive Center	2.36	1,107,000
200 and 220 West Germantown Pike	1.93	213,000
102 Pickering Way	2.44	128,000
Cross Keys Building	46.1	122,000
Blue Bell Plaza	1.98%	$336,000
      Our leases will generally require our tenants to be responsible for increases in the payment of real estate taxes over a specified base amount.
Our Property Management and Leasing Agreements
      Upon the completion of this offering and our formation transactions, we expect to enter into property management and leasing agreements with local property managers and leasing agents. In particular, we anticipate entering into management agreements with Acorn Development Corporation and leasing agreements with Smith Mack & Co. Inc. to manage and lease, respectively, our Cross Keys, 200 and 220 West Germantown Pike, Fort Washington Executive Center, 102 Pickering Way and Blue Bell Plaza properties. We further expect to enter into management and leasing agreements with Redwood Commercial Management, LLC, a 50% owned subsidiary of Bresler & Reiner, with respect to our Fort Hill Centre, Wynwood, Versar Center and Sudley North properties.

      The terms of our management or management and leasing agreements will typically be for one year and will generally provide either party the right to terminate the agreement with 60 days prior written notice. These agreements will typically provide early termination rights upon the occurrence of an event of default, sale or destruction of the property, condemnation event or as a result of a lender requirement. Our leasing agreements will typically be for a one year term and will generally provide either party the right to terminate the agreement with 30 days prior written notice.
      We generally expect to pay management fees in the range of 3.0% of the monthly gross revenue generated by our properties. In addition, we plan to reimburse our management companies for the costs of on-site or dedicated personnel assigned to service our properties. While we do not have any current plans to perform any material renovations on our initial properties, we expect to pay construction supervision fees in the range of 3.0% to 5.0% depending on size of the project if the situation arises. We anticipate paying leasing commissions and administrative expenses in the range of 1.0% to 5.0% depending on whether the lease was with a new tenant or existing tenant and whether the leasing agent utilized the services of a cooperating broker or not. We expect to pay on the higher range for new tenants that were attracted with the assistance of a cooperating broker and expect to pay on the lower range for lease renewals or extensions from existing tenants without a cooperating broker. Our lease commissions will also vary depending on the term of the proposed lease.
      Acorn Development Corporation is controlled by Donald Resnick. Donald Resnick also owns or controls entities that have co-invested with Bresler & Reiner in two of our initial properties.
      We believe that our fee and commission structures are reasonable within our markets for the services we receive from our property managers and leasing agents.
Environmental Matters
      Under various federal, state and local environmental laws and regulations, a current or previous owner, operator or tenant of real estate may be required to investigate and clean up hazardous or toxic substances or petroleum product releases or threats of releases at such property, and may be held liable to a government entity or to third parties for property damage and for investigation, clean up and monitoring costs incurred by such parties in connection with the actual or threatened contamination. Such laws typically impose clean up responsibility and liability without regard to fault, or whether or not the owner, operator or tenant knew of or caused the presence of the contamination. The liability under such laws may be joint and several for the full amount of the investigation, clean-up and monitoring costs incurred or to be incurred or actions to be undertaken, although a party held jointly and severally liable may obtain contributions from other identified, solvent, responsible parties for their fair share toward these costs. These costs may be substantial, and can exceed the value of the property. The presence of contamination, or the failure to properly remediate contamination, on such property may adversely affect the ability of the owner, operator or tenant to sell or rent such property or to borrow using such property as collateral, and may adversely impact our investment on a property.
      Federal regulations require building owners and those exercising control over a building’s management to identify and warn, via signs and labels, of potential hazards posed by workplace exposure to installed asbestos-containing materials and potentially asbestos-containing materials in their building. The regulations also set forth employee training, record keeping and due diligence requirements pertaining to asbestos-containing materials and potentially asbestos-containing materials. Significant fines can be assessed for violation of these regulations. Building owners and those exercising control over a building’s management may be subject to an increased risk of personal injury lawsuits by workers and others exposed to asbestos-containing materials and potentially asbestos-containing materials as a result of the new regulations. The regulations may affect the value of a building containing asbestos-containing materials and potentially asbestos-containing materials in which we have invested. Federal, state and local laws and regulations also govern the removal, encapsulation, disturbance, handling and/or disposal of asbestos-containing materials and potentially asbestos-containing materials when such materials are in poor condition or in the event of construction, remodeling, renovation or demolition of a building. Such laws may impose liability for improper handling or a release to the environment of asbestos-containing materials and potentially asbestos-containing materials and may provide for fines to, and for third parties to seek recovery from, owners or operators of real properties for personal injury or improper work exposure associated with asbestos-containing materials and potentially asbestos-containing materials.
      Prior to closing any property acquisition, if appropriate, we obtain such environmental assessments as we may deem to be prudent in order to attempt to identify potential environmental concerns at such properties. These assessments are carried out in accordance with what we believe is an appropriate level of due diligence and generally may include a physical site inspection, a review of relevant federal, state and local environmental and health agency database records, one or more interviews with appropriate site-related personnel, review of the property’s chain of title and review of historic aerial photographs. We may also conduct limited subsurface investigations and test for substances of concern where the results of the first phase of the environmental assessments or other information indicates possible contamination or where our consultants recommend such procedures.
      We believe that our properties are in compliance in all material respects with all federal and state regulations regarding hazardous or toxic substances and other environmental matters. We have not been notified by any governmental authority of any material noncompliance, liability or claim relating to hazardous or toxic substances or other environmental matter in connection with any of our properties.
Competition
      We compete with other REITs, other public and private real estate companies, private real estate investors and lenders in acquiring properties. Many of these entities have greater resources than us or other competitive advantages. We also face competition in leasing or subleasing available properties to prospective tenants.
      Principal factors of competition in our primary business of owning, acquiring and leasing commercial office properties are the quality of properties, leasing terms (including rent and other charges and allowances for tenant improvements), attractiveness and convenience of location, the quality and breadth of tenant services provided, and reputation of an owner and operator of quality office properties in the relevant market. Each of our properties is subject to significant competition from other properties in the same general area. Additionally, our ability to compete depends upon, among other factors, trends of the national and local economies, investment alternatives, financial condition and operating results of current and prospective tenants, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation and population trends.
Insurance
      Upon completion of this offering, our properties will be covered by comprehensive liability, casualty, flood and rental loss insurance. We believe that the policy specifications and insured limits are appropriate given the relative risk of loss, the cost of the coverage and industry practice, and that our properties will be covered adequately by insurance.
Employees
      Upon completion of this offering, we will have six full time employees; however, we expect to hire several additional employees following the offering. We believe that our relations with our employees are good.
Legal Proceedings
      We are a newly formed entity and are not involved in any litigation.

MANAGEMENT
Directors and Executive Officers
      Immediately following the completion of this offering, our board of directors will consist of six members, including our current chairman, president and chief executive officer, Sidney M. Bresler, and the director nominees named below, each of whom has been nominated for election and consented to serve. We believe a majority of our board of directors will meet the independence requirements of the New York Stock Exchange, or NYSE. Our board will be responsible for determining independence. Our directors will serve one-year terms and hold office until their successors are elected and qualify. The terms of our present director and those persons who will become directors upon or shortly after completion of this offering will expire at our 2006 annual meeting of stockholders and when their successors are elected and qualify.
      The following table sets forth information about our executive officers, directors and persons who will become directors upon completion of this offering.

Name	Age	Position

Sidney M. Bresler	50	Chairman, President and Chief Executive Officer
Paul J. Zambrotta	52	Executive Vice President, Chief Financial Officer and Treasurer
Dana K. Weinberg	43	Senior Vice President, Asset Management and Secretary
Charles S. Bresler	77	Director nominee*
Gretchen M. Dudney	52	Director nominee*
John E. Geller	38	Director nominee*
Joseph V. Green	54	Director nominee*
Bruce D. Wardinski	45	Director nominee*

*	Persons who will become directors upon the completion of this offering.
      Sidney M. Bresler, our chairman, president and chief executive officer, and Dana K. Weinberg, our senior vice president, asset management and secretary, were employed by Bresler & Reiner prior to this offering, and upon completion of this offering will become employees of our company. In addition, Paul J. Zambrotta served as a consultant to Bresler & Reiner prior to this offering and upon completion of this offering will also become an employee of our company.
      Sidney M. Bresler has served as our chairman, president, chief executive officer and treasurer since our formation in March 2005. Mr. Bresler has served as a director of Bresler & Reiner since 2002, as that company’s chief executive officer since June, 2002 and as president since April 2005. From June 2000 until March 2005, Mr. Bresler also served as the chief operating officer of Bresler & Reiner. Prior to that time, Mr. Bresler served in various capacities at Bresler & Reiner beginning in 1987. Upon completion of this offering, Mr. Bresler will resign as president and chief executive officer of Bresler & Reiner. Mr. Bresler has a B.A. in liberal arts from Ohio Wesleyan University and a J.D. from Ohio Northern University.
      Paul J. Zambrotta will serve as our executive vice president, chief financial officer and treasurer upon completion of this offering. Mr. Zambrotta has approximately 20 years of experience in the real estate industry and served as an independent consultant for several international and domestic companies providing chief financial officer, chief operational officer and business development capabilities from 2000 until May 2005 when he joined our company. Mr. Zambrotta was the chief financial officer of CV REIT Inc. and Montgomery CV Realty Trust from 1997 until 1999. He also served as vice president, finance, planning and corporate projects at Olympia & York Companies (USA), an international real estate developer, from 1986 to 1996. Prior to joining Olympia & York, Mr. Zambrotta was a manager at PricewaterhouseCoopers. Mr. Zambrotta has a B.A. in business economics from the City College of New York and an M.B.A. from St. John’s University. He is a certified public accountant and a member of the American Institute of Certified Public Accountants.
      Dana K. Weinberg will serve as our senior vice president, asset management and secretary upon completion of this offering. Mr. Weinberg has served as director of asset management for Bresler & Reiner since 2002. Mr. Weinberg has 15 years of experience in the real estate industry and most recently served as vice president of asset management for First Washington Realty, Inc. before joining Bresler & Reiner in 2002. Prior to that he served as a district manager and asset manager for RREEF from 1999 to 2001 and a general manager for CarrAmerica Realty Corporation from 1996 to 1999. Mr. Weinberg has a B.S. in civil engineering from the University of Massachusetts, Amherst and a M.B.A. in finance from Boston College.
      Charles S. Bresler has agreed to become a director upon the completion of this offering. Mr. Bresler, the current chairman of the board and one of the founders of Bresler & Reiner served as that company’s chief executive officer and chairman of the board from 1970 until 2002. He also served in the Maryland House of Delegates from 1960 until 1964, the Maryland Senate in 1964 and 1965 and as a special assistant to the governor of Maryland from 1966 until 1968. Mr. Bresler earned his B.S. in business administration, his M.S. in urban affairs and his M.B.A. from the University of Maryland.
      Gretchen M. Dudney has agreed to become a director upon the completion of this offering. From June 1995 until April 2005, Ms. Dudney was employed by The Kaempfer Company/ Charles E. Smith Commercial Realty, a real estate development and management firm which is wholly owned by Vornado Realty Trust, where she served as a senior vice president from 2001 until April 2005. Prior to joining The Kaempfer Company, Ms. Dudney served as an independent business consultant from 1991 to 1995 and in various capacities as an employee of The Oliver Carr Company (now CarrAmerica Realty Corporation) from 1981 until 1991 where she was actively engaged in many commercial real estate projects in the Mid-Atlantic region. Ms. Dudney is a graduate of Southern Methodist University and received her M.B.A. from Harvard University. Ms. Dudney has also served on the board of directors of the DC Building Industry Association since 2001.
      John E. Geller has agreed to become a director upon completion of this offering. From March 2005 until the present, Mr. Geller has served as senior vice president and chief audit executive of Marriott International, Inc. From January 2004 until March 2005, Mr. Geller served as the chief financial officer of AutoStar Realty, an investment partnership, sponsored by iStar Financial and the Staubach Companies, that acquires and finances real estate leased to new car motor vehicle dealerships. From May 2002 to January 2004, Mr. Geller was an audit partner in Ernst & Young LLP’s real estate, hospitality and construction practice where he was responsible for the audit engagements of several publicly-traded REIT’s and real estate companies, including Bresler & Reiner. Prior to joining Ernst & Young LLP, Mr. Geller was with Arthur Andersen LLP from September 1989 to May 2002, including as an audit partner in the real estate, hospitality, and construction practice from September 2000 until May 2002. Mr. Geller is a graduate of the Pennsylvania State University, earning a B.S. degree in accounting and is a certified public accountant. Mr. Geller also serves as the treasurer and a member of the board of directors of Interages, Inc., a Maryland based non-profit.
      Joseph V. Green has agreed to become a director upon the completion of this offering. Mr. Green has served as president of Winston Hotels, Inc. (NYSE: WXH) since November 2003 and as its chief financial officer since May 1999. Mr. Green also served as executive vice president of acquisitions and finance of Winston Hotels from January 1998 through October 2003, after having advised Winston Hospitality, Inc. on matters regarding hotel acquisitions and finance, including the initial public offering of Winston Hotels, Inc. in June 1994. Mr. Green graduated from East Carolina University in 1972, was awarded his J.D. degree from Wake Forest University School of Law in 1976 and received a L.L.M. in Taxation from Georgetown University in 1978.
      Bruce D. Wardinski has agreed to become a director upon the completion of this offering. Mr. Wardinski, the non-executive chairman of the board of Highland Hospitality Corporation, has served as the president and chief executive officer of Barceló Crestline Corporation since June 2002. From December 1998 to June 2002, he served as the chairman of the board, chief executive officer and president of Crestline Capital Corporation and, from 1996 to December 1998, as senior vice president and treasurer of Host Marriott Corporation. He currently serves on the board of directors of ServiceSource Inc., a not-for-profit advocacy group representing people with disabilities, and on the board of directors of eStara, Inc.

He is chairman of the ServiceSource Foundation. Mr. Wardinski graduated from the University of Virginia in 1982, earning a B.S. in commerce, and from the University of Pennsylvania’s Wharton School of Business in 1987, earning an M.B.A. in finance.
Promoters
      Bresler & Reiner, Sidney M. Bresler, Dana K. Weinberg and Charles S. Bresler have acted as promoters of our company because they have participated in the founding and organization of our business.
Governance — Board of Directors; Committees
      Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of one director. Immediately following the completion of this offering, we will increase the size of our board to six and fill the resulting vacancies with the director nominees named above. Our bylaws require that a majority of our board of directors must be directors that our board of directors has determined are “independent” under standards established by our board of directors and in accordance with the applicable standards established by the New York Stock Exchange. All future nominees for election as director must be submitted to and approved by our nominating and corporate governance committee, and satisfy the standards established by that committee for membership on our board.
      We intend to regularly keep our directors informed about our business at meetings of the board and its committees and through supplemental reports and communications. Our non-management directors expect to meet regularly in executive sessions without the presence of any corporate officers. Our board seeks to maintain high governance standards.
      We expect to make our governance documents available on our website upon completion of the offering. These documents include our charter, bylaws, governance guidelines, committee charters and code of business conduct and ethics.
      The board has established three committees whose principal functions are briefly described below.
Audit Committee
      Our board of directors will establish an audit committee following completion of this offering, which will be comprised of three independent directors, John Geller, Gretchen Dudney and Joseph Green. Each of the members of the audit committee will meet the financial literacy requirements of the NYSE, and we believe the board will affirmatively determine that Mr. Geller is an “audit committee financial expert” under the definition promulgated by the SEC. Mr. Geller will serve as the chairperson of the audit committee. Our audit committee will operate pursuant to a written charter that will be adopted by our board of directors. Our audit committee charter, among other things, will define the audit committee’s primary duties to include:

•	serving as an independent and objective body to monitor and assess our compliance with legal and regulatory requirements relating to, our financial reporting process and internal control systems, and the performance generally of our internal audit function;

•	overseeing the audit and other services of our outside auditors and being directly responsible for the appointment, compensation, evaluation and replacement of our outside auditors, who will report directly to the audit committee;

•	providing an open means of communication among our outside auditors, accountants, financial and senior management, our internal audit department, our corporate compliance department and our board of directors;

•	reviewing any significant disagreements between our management and our independent auditors regarding our financial reporting;

•	receiving and resolving any complaints we might receive from our employees (on a confidential, anonymous basis) and others regarding accounting, internal accounting controls and auditing matters;

•	meeting at least quarterly with our senior executives, internal audit staff and independent auditors;

•	preparing the audit committee report for inclusion in our annual proxy statements for our annual stockholder meetings; and

•	pre-approving all audit, audit-related, tax and other services conducted by our independent auditors.
Compensation Committee
      Our board of directors will establish a compensation committee following the completion of this offering, which will be comprised of three independent directors, Gretchen Dudney, John Geller and Bruce Wardinski. Gretchen Dudney will serve as the chairperson of this committee. Our compensation committee will operate pursuant to a written charter that will be adopted by our board of directors. Our compensation committee charter, among other things, will define the compensation committee’s primary duties to include:

•	annually reviewing and approving corporate goals and objectives relevant to the compensation of our executive officers;

•	evaluating the performance of our senior executives;

•	evaluating and approving our executive compensation policies;

•	recommending to our board of directors compensation levels for our executive officers;

•	determining and approving the compensation of our chairman and the other members of our board of directors;

•	administering and implementing our equity incentive plans;

•	determining the number of shares underlying, and the terms of, restricted common stock and stock options to be granted to our directors, executive officers and other employees pursuant to our equity incentive plans;

•	preparing a report on executive compensation for inclusion in our annual proxy statements for our annual stockholder meetings; and

•	meeting at least quarterly without members of management present.
Nominating and Corporate Governance
      Our board of directors will establish a nominating and corporate governance committee following completion of this offering, which will be comprised of three independent directors, Bruce Wardinski, Gretchen Dudney and John Geller. Bruce Wardinski will serve as the chairperson of this committee. Our nominating and corporate governance committee will operate pursuant to a written charter that will be adopted by our board of directors. Our nominating and corporate governance committee charter, among other things, will define the nominating and corporate governance committee’s primary duties to include:

•	establishing standards for service on our board of directors;

•	identifying individuals qualified to become members of our board of directors and recommending director candidates for election or re-election to our board;

•	reviewing any proposed amendments to our charter and bylaws and recommending appropriate action to our board of directors;

•	considering and making recommendations to our board of directors regarding board size and composition, committee composition and structure and procedures affecting directors;

•	developing and recommending to our board of directors a set of governance guidelines and code of business conduct and ethics, and reviewing them annually and recommending changes as may be appropriate;

•	overseeing the annual performance evaluation of our board of directors and each board member;

•	meeting at least quarterly without members of management present;

•	overseeing our position on, and policies in respect to, significant stockholder relations issues; and

•	monitoring our corporate governance principles and practices, our human resource practices and our fulfillment of our obligations of fairness in internal and external matters.
Corporate Governance Guidelines and Code of Business Conduct and Ethics
      Our board of directors will adopt corporate governance guidelines and a code of business conduct and ethics, including a conflicts of interest policy that comply with the requirements of the NYSE listing standards and the regulations of the SEC.
Compensation Committee Interlocks and Insider Participation
      We believe that the members of the compensation committee of our board of directors will be independent directors. None of these directors, or any of our executive officers, serves as a member of a board or any compensation committee of any entity that has one or more executive officers serving as a member of our board.
Compensation of Directors
      As compensation for serving on our board of directors, each of our non-employee directors will receive an annual cash fee of $30,000 and an additional $2,000 for each board meeting attended, with $1,000 for telephonic board meetings. The chairs of the audit, nominating and corporate governance and compensation committees will receive annual cash fees of $5,000, $2,500, and $2,000, respectively. Members of each committee will receive $500 for each committee meeting attended. Directors are also reimbursed for reasonable expenses incurred in connection with their service on the board of directors and any and all committees.
      Upon completion of this offering, we will cause our operating partnership to issue to our non-employee directors an aggregate of 16,667 LTIP units. These LTIP units will vest ratably over the first three anniversaries of the date of grant and will represent less than 1% of the shares of our common stock being sold in this offering. Thereafter, on the date of each annual meeting of stockholders, each non-employee director who continues to serve on the board of directors will be granted an additional                LTIP units. Similarly, we will cause our operating partnership to issue 3,333 LTIP units to each non-employee director who is initially elected or appointed to our board of directors after this offering on the date of such initial election or appointment. We also will cause our operating partnership to issue an additional 1,000 LTIP units on the date of each annual meeting of stockholders while the non-employee director continues to serve on the board of directors.
Executive Officer Compensation
      Prior to this offering, Sidney M. Bresler, our chairman, president and chief executive officer, and Dana K. Weinberg, our senior vice president, asset management, have been employed and compensated by Bresler & Reiner, and neither we nor our operating partnership has provided any compensation to these executive officers.

      Because we were only recently organized, meaningful individual compensation information is not available for prior periods. The following table sets forth the annual base salary and other compensation we expect to pay in 2005 to Sidney M. Bresler, our chairman, president and chief executive officer, and our two other most highly compensated executive officers. We will enter into employment agreements with Sidney M. Bresler, our chairman, president and chief executive officer, Paul J. Zambrotta, our executive vice president and chief financial officer, and Dana K. Weinberg, our senior vice president, asset management, that will become effective as of the initial trading of our common stock. Under the terms of their respective employment agreements, these executive officers will be eligible to receive annual performance-based bonuses as more fully described in “— Employment Agreements.”
Summary Compensation Table

					Long-Term
		Annual Compensation(1)			Compensation

				Other Annual	LTIP Units
Name and Principal Position	Year	Salary	Bonus	Compensation	Granted

Sidney M. Bresler	2005	$350,000	$210,000	$12,000(2)	$956,250	(3)
Chairman, President and Chief Executive Officer
Paul J. Zambrotta	2005	$250,000	$125,000	—	$750,000	(4)
Executive Vice President, Chief Financial Officer and Treasurer
Dana K. Weinberg,	2005	$155,000	$46,500	—	$250,000	(4)
Senior Vice President, Asset Management and Secretary

(1)	The amounts set forth in these columns are the minimum amounts payable to the named executive officer in 2005 pursuant to an employment agreement with us.

(2)	Other annual compensation includes a monthly automobile allowance of $1,000.

(3)	Subject to the sole discretion of our compensation committee, LTIP units vest ratably upon the achievement of certain performance objectives as follows: one-half on the second anniversary of the date of grant and one-half on the third anniversary of the date of grant, provided that Sidney M. Bresler continues to be employed by the company. Prior to vesting, Sidney M. Bresler will be entitled to receive per unit profit distributions in our operating partnership.

(4)	Subject to the sole discretion of our compensation committee, LTIP units vest ratably upon the achievement of certain performance objectives as follows: one-third on the first anniversary of the date of grant and one-third on each of the two subsequent anniversaries of the grant date, provided that the grantee continues to be employed by the company. Prior to vesting, the grantee will be entitled to receive per unit profit distributions in our operating partnership.

Employment Agreements
      We intend to enter into written agreements with certain of our executive officers. Pursuant to the agreements, Sidney M. Bresler, Paul J. Zambrotta and Dana K. Weinberg have agreed to serve, respectively, as (1) our president and chief executive officer, (2) our chief financial officer and (3) our senior vice president, asset management. The employment agreements require the executive officers to devote substantially all of his business attention and time to our affairs. These agreements do not preclude our officers from serving as directors of other companies that are not in competition with us and Sidney M. Bresler’s employment agreement includes an express exception to his non-competition covenant pursuant to which he is permitted to serve as a director of Bresler & Reiner.
      The employment agreement with Sidney M. Bresler will be for a term of four years and the employment agreements with, Paul J. Zambrotta and Dana K. Weinberg will be for terms of three years; provided, however, that the terms are automatically extended for successive one-year periods unless, not later than three months (six months in the case of Sidney M. Bresler) prior to the termination of the existing term, either party provides written notice to the other party of its intent not to further extend the term. The employment agreements provide for (1) an initial annual base salary of $350,000, $250,000 and $155,000 to each of Sidney M. Bresler, Paul J. Zambrotta and Dana K. Weinberg, respectively, and (2) bonuses pursuant to our bonus programs, which will not be less than 30%, in the case of Dana K. Weinberg, not less than 50%, in the case of Paul J. Zambrotta, or not less than 60%, in the case of Sidney M. Bresler, of the executive officer’s annual salary.
      Upon the termination of an executive officer’s employment by us for “cause” (as defined in the applicable employment agreement) or by the executive officer without “good reason” (as defined in the applicable employment agreement) during the term of his employment agreement, such executive officer will be entitled to receive his annual base salary, bonus and other benefits accrued through the date of termination of the executive officer’s employment.
      Upon the termination of an executive officer’s employment by us without cause or by the executive officer for good reason, the executive officer will be entitled under his employment agreement to the following severance payments and benefits, provided that the executive officer delivers to us a satisfactory release of claims against us and our affiliates:

•	an annual base salary, bonus and other benefits accrued through the date of termination;

•	a lump-sum cash payment equal to sum of (1) the executive officer’s then-current annual base salary; and (2) the average bonus paid to the executive officer for the three fiscal years immediately preceding the date of termination, or such shorter period as bonuses may have been paid (or if the termination occurs before any bonus has been paid, the maximum bonus payable to Sidney M. Bresler will be 125% of his annual base salary, to Paul J. Zambrotta will be 100% of his annual base salary and to Dana K. Weinberg will be 60% of his annual base salary), multiplied by:

•	in the case of Sidney M. Bresler, 2.99; or

•	in the case of Paul J. Zambrotta and Dana K. Weinberg, 1.00 (if the executive officer is terminated prior to the first anniversary of the date of his employment agreement), 2.00 (if the executive officer is terminated prior to the second anniversary of the date of his employment agreement) or 2.99 (if the executive officer is terminated on or any time after the second anniversary of the date of his employment agreement);

•	for one year after termination of employment, continuing coverage under the group health plans the executive officer would have received under his employment agreement, as would have applied in the absence of such termination; and

•	full vesting of all outstanding equity-based awards held by the executive officer.
      In the event of any notice of non-renewal of the employment agreement by us, the executive officer will be entitled under his employment agreement to the following payments and benefits: (i) the executive officer’s annual base salary and other benefits earned and accrued through the date of non-renewal, (ii) a lump-sum cash payment will equal the sum of (1) the executive officer’s then-current annual base salary, and (2) the average bonus paid to the executive for the three fiscal years immediately preceding the date of non-renewal and (iii) full vesting of all outstanding equity-based awards held by the executive officer.
      Under the employment agreements of Messrs. Bresler, Zambrotta and Weinberg, we have agreed to make an additional tax gross-up payment equal to the excise tax imposed on “excess parachute payments” (including any excise taxes on the “gross-up” payments) under Section 4999 of the Internal Revenue Code.
      Each employment agreement also contains non-competition provisions that continue for a one-year period after termination of employment, as well as confidentiality and non-solicitation provisions.

2005 Equity Compensation Plan
      Our 2005 equity compensation plan is intended to permit the grant of non-statutory stock options, or NSOs, stock appreciation rights, or SARs, stock awards, performance shares and incentive awards (NSOs, SARs, stock awards, performance shares and incentive awards each an “award” and collectively the awards”). A recipient of any award is referred to herein as a “participant.” No awards may be granted in accordance with the equity compensation plan after 10 years following the date our board of directors adopt the plan. Awards granted in accordance with the equity compensation plan before such time will remain valid in accordance with their terms.
      Any of our employees or service providers, including any employee or service provider for our current or future subsidiaries or parent corporations (an “affiliate”), and any non-employee member of our board of directors are eligible to participate in our equity compensation plan. Additionally, a trust, partnership or limited liability company, all of whose beneficial ownership interests are held by our employees, employees of an affiliate or non-employee members of our board of directors may receive substitution awards in accordance with our equity compensation plan in connection with certain transactions affecting our common stock.
      An option entitles the holder to purchase from us a stated number of shares of our common stock. The price per share for our common stock upon the exercise of an option, or option price, may not be less than the fair market value of our common stock on the date the option is granted.
      The maximum period in which an option may be exercised shall not be longer than ten years. No participant shall have any rights as a stockholder with respect to shares subject to an option until the exercise of the option and issuance of the shares thereunder.
      A SAR can be granted alone or in tandem with an option. A SAR entitles the holder to receive upon exercise of the SAR the excess of the fair market value on that date of each share of our common stock subject to the exercised portion of the SAR over the fair market value of each such share on the date of the grant of the SAR. A corresponding SAR may be granted in tandem with an option that would entitle the holder to exercise the option or the SAR at which time the other related award shall expire, and such type of SAR is known as a corresponding SAR. Upon exercise of the corresponding SAR, the holder would be entitled to receive the excess of the fair market value on that date of each share of our common stock subject to the exercise over the option price of the related option, and the related option with respect to which the SAR is exercised will be terminated.
      No participant shall, as a result of receiving a SAR, have any rights as a stockholder until the date that the SAR is exercised and then only to the extent that the SAR is settled by the issuance of our common stock.
      A stock award is an outright grant of shares of our common stock, which may be subject to forfeiture restrictions. Prior to their forfeiture or vesting, a participant will have all rights of a stockholder with respect to a stock award, including the right to receive dividends and vote the shares; provided, however, that during such period a participant may not transfer or otherwise dispose of shares granted pursuant to a stock award, and we shall retain custody of the certificates evidencing shares granted pursuant to a stock award.
      Performance shares are awards stated with reference to a specified number of shares of our common stock that entitle the holder to receive, on achievement of specified performance goals, a cash payment, our common stock or a combination thereof. An incentive award is an award stated with reference to a specified dollar amount that entitles the holder to receive, on achievement of specified performance goals, a cash payment, our common stock or a combination thereof.
      No participant shall, as a result of receiving a grant of performance shares or an incentive award, have any rights as a stockholder until, and only to the extent, such award is settled in shares of our common stock.

      All awards granted in accordance with our equity compensation plan will be governed by separate written agreements between us and the participants. The laws of the State of Maryland govern our equity compensation plan. We shall bear all expenses of administering our equity compensation plan. Our board of directors or a committee thereof will administer our equity compensation plan, and, in its discretion, may delegate all or part of its authority and duties with respect to grants or awards to be granted to individuals who are not subject to the reporting and other provisions of Section 16 of the Exchange Act, or to one or more of our officers provided applicable law permits such grant of authority. The board, or a committee thereof, has authority to grant awards upon such terms (not inconsistent with the provisions of our equity compensation plan), as it may consider appropriate.
      Subject to certain adjustments, 446,250 shares of our common stock are reserved initially for issuance in accordance with our equity compensation plan, and that number will increase by 3.5% of the number of shares of common stock that we issue upon exercise by the underwriters of the over-allotment option. Subject to certain adjustments, in any calendar year, no participant may receive options, SARs, stock awards, performance shares or any combination thereof that relate to more than 150,000 shares of common stock. No participant may receive an incentive award payment in any calendar year that exceeds $2,000,000. Notwithstanding the foregoing, in no event may any award become exercisable, vested or payable in accordance with our equity compensation plan that could result in a participant owning, directly or indirectly, a value or number of the outstanding shares of our common stock, or any other class of capital stock, in excess of the ownership restrictions contained in our charter. If (a) we effect one or more stock dividends, stock split-ups, subdivisions or consolidations of shares, (b) we engage in a transaction which Section 424 of the Internal Revenue Code describes or (c) there occurs any other event which, in the judgment of our board of directors necessitates such action, then the maximum number of shares of our common stock that may be issued pursuant to awards, the per individual limits on awards and the terms of outstanding awards will be adjusted as the board of directors, or a committee thereof, determines is equitably required.
      Our board of directors may amend or terminate our equity compensation plan at any time; provided, however, that no amendment may adversely impair the rights of a participant with respect to outstanding awards without the participant’s consent. In addition, an amendment will be contingent on approval of our stockholders, to the extent required by law.
      Neither the adoption nor operation of our equity compensation plan confers upon any individual any right to continue in our employ or service or that of any affiliate. All rights to any award that a participant has will be immediately forfeited, and we shall not have any further obligation to the participant with respect to any award, if the participant is discharged from employment or service with us or any affiliate for cause, as defined in our equity compensation plan. Additionally, following the discharge of a participant for cause, the award will not be exercisable or become vested.
      In the event of or in anticipation of a change in control of us, the board of directors, or a committee thereof in its discretion may (i) declare that some or all outstanding options and/or SARs (whether or not then exercisable) are terminated without any payment therefor, provided the holders of those options or SARs, as applicable, are given prior written notice of the termination and an opportunity to exercise their options or SARs to the extent then exercisable, before that time, or terminate some or all outstanding options and/or SARs (whether or not then exercisable) in consideration of a payment in cash, stock or other property to the holders equal to the excess of the value of the underlying common stock over the exercise price or base value, (ii) terminate outstanding stock awards that are not then vested without any payment to the holder of the stock awards, (iii) terminate some or all outstanding performance shares that are not then earned and payable without any payment to the holder of the performance shares or (iv) terminate some or all outstanding incentive awards that are not then earned and payable without any payment to the holder of the incentive award.
      For purposes of our equity compensation plan, a “change in control” generally means a transaction pursuant to which (i) any person acquires 50% or more of our then outstanding securities entitled to vote generally to elect our board of directors, (ii) we transfer all or substantially all of our assets, (iii) we are involved in any merger, reorganization or similar event, unless our stockholders maintain 50% of the voting securities of the surviving entity following such transaction, (iv) we are dissolved, (v) our current board of directors, or members whose nomination for or election to our board of directors was recommended or approved by a majority of our current board of directors members, cease to constitute a majority of our board of directors or (vi) our board of directors determines that such transaction or transactions have resulted in a change in control.
      Except as provided below, each option or SAR granted in accordance with our equity compensation plan shall be nontransferable except by will or by the laws of descent and distribution, and during the lifetime of the participant to whom the option or SAR is granted, the option or SAR may be exercised only by the participant. Nevertheless, to the extent the award agreement so provides, an option or SAR may be transferred by a participant to certain family members. In the event of any transfer of a corresponding SAR (by the participant or his transferee), the corresponding SAR and the related option must be transferred to the same person or persons. Except as provided below, performance shares and incentive awards granted in accordance with our equity compensation plan shall be nontransferable except by will or by the laws of descent and distribution. Nevertheless, if the award agreement between the participant and us so provides, a participant may transfer performance shares or an incentive award to certain family members.
      The holder of an option, SAR, performance shares or incentive award transferred pursuant to these provisions shall be bound by the same terms and conditions that governed such award during the period that it was held by the participant; provided, however, that such transferee may not transfer the award except by will or the laws of descent and distribution. Prior to their forfeiture or vesting, a participant may not transfer or otherwise dispose of shares granted pursuant to a stock award.
LTIP Units
      LTIP units are a special class of partnership interests in our operating partnership. Each LTIP unit awarded in accordance with our 2005 equity compensation plan and our operating partnership agreement will be deemed equivalent to an award of one share of common stock, reducing the availability of shares of common stock reserved for other equity awards in accordance with our 2005 equity compensation plan on a one-for-one basis. Generally, the vesting period for any LTIP units, if any, will be determined at the time of issuance. For example, our management intends to deploy the capital raised in this offering, on an up to 65% leveraged basis, within approximately nine months from the closing of this offering. Our management anticipates acquiring additional commercial office properties that offer an average yield commensurate with the average initial yield expected to be generated by our initial properties. Subject to the sole discretion of the compensation committee of our board of directors, the vesting of the LTIP units issued to our executive officers upon the completion of this offering will be subject to our management achieving these goals. Furthermore, we anticipate the compensation committee will consider the achievement of these goals, among other matters, in connection with the granting of any future LTIP units or stock awards under our 2005 equity compensation plan. LTIP units will receive the same quarterly per unit distributions as units of our operating partnership, which profit distribution will generally equal per share taxable dividends on our shares of common stock; provided, however, LTIP units that do not vest in accordance with the terms of the applicable vesting agreement will be forfeited and will no longer be entitled to any distributions after the vesting date. This treatment with respect to quarterly distributions is similar to the expected treatment of our restricted stock awards, which will generally receive full dividends whether vested or not. Initially, LTIP units will not have full parity with operating partnership units with respect to liquidating distributions. In accordance with the terms of the LTIP units, our operating partnership will revalue its assets upon the occurrence of certain events, including, when (i) a new or existing partner of our operating partnership acquires an additional partnership interest in exchange for more than a de minimis capital contribution, (ii) our operating partnership distributes to a partner more than a de minimis amount of property in exchange for a partnership interest, (iii) our operating partnership is liquidated or (iv) a new or existing partner is granted more than a de minimis partnership interest (including the issuance of any new LTIP units) as consideration for the provision of services to us or the operating partnership. Any increase in valuation from the time of grant until such event will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of operating partnership unit holders. For example an LTIP unit granted in connection with this offering will initially have a capital account equal to zero. If our operating partnership subsequently acquires a new property in exchange for operating partnership units, our operating partnership will revalue its assets for purposes of maintaining capital accounts and will specially allocate to the capital accounts of LTIP unit holders, on a pro rata, per unit basis, the increase in the value of the assets from the date the LTIP units were issued to the extent necessary to equalize the capital accounts of each LTIP unit with the capital accounts of each operating partnership unit. Upon equalization of the capital accounts of the holders of LTIP units with the other holders of operating partnership units, the LTIP units will achieve full parity with operating partnership units for all purposes, including with respect to liquidating distributions. If such parity is reached, vested LTIP units may be converted into an equal number of operating partnership units at any time, and thereafter enjoy all the rights of operating partnership units. However, there are circumstances under which such parity would not be reached. Until and unless such parity is reached, the value that an executive will realize for a given number of vested LTIP units will be less than the value of an equal number of our shares of common stock.
      Upon completion of this offering and the formation transactions, we will cause our operating partnership to issue an aggregate of approximately 147,000 LTIP units to certain members of our senior management and non-employee directors, or approximately 156,650 LTIP units in the event the underwriters exercise their overallotment option. Except for LTIP units issued to Sidney M. Bresler, these LTIP units will vest ratably over the first three anniversaries of the date of the grant. The LTIP units issued to Sidney M. Bresler will vest one-half on the second anniversary of the date of grant and one-half on the third anniversary of the date of grant. We will not receive a tax deduction for the value of the LTIP units granted to our senior management. See “Partnership Agreement” for a further description of the rights of limited partners in our operating partnership.
      The following table shows the number of LTIP units that will be granted to our executive officers and non-employee directors immediately after this offering pursuant to awards made by the board of directors that will be effective upon completion of this offering.

Number of
Name of Grantee	LTIP Units(1)

Sidney M. Bresler, Chairman, President and Chief Executive Officer(1)	63,750
Paul J. Zambrotta, Executive Vice President, Chief Financial Officer and Treasurer(2)	50,000
Dana K. Weinberg, Senior Vice President, Asset Management and Secretary(2)	16,667
Charles S. Bresler, Director Nominee(2)	3,333
Gretchen M. Dudney, Director Nominee(2)	3,333
John E. Geller, Director Nominee(2)	3,333
Joseph V. Green, Director Nominee(2)	3,333
Bruce D. Wardinski, Director Nominee(2)	3,333

(1)	Subject to the sole discretion of our compensation committee, the LTIP units vest ratably upon the achievement of certain performance goals as follows: one-half on the second anniversary of the date of grant and one-half on the third anniversary of the date of grant, provided that Sidney M. Bresler continues to be employed by the company. Prior to vesting, Sidney M. Bresler will be entitled to receive per unit profit distributions in our operating partnership. The number of LTIP units granted to Sidney M. Bresler will increase by one-half of one percent of the number of shares, if any, purchased by the underwriters through their over-allotment option.

(2)	Subject to the sole discretion of our compensation committee, the LTIP units vest ratably upon the achievement of certain performance goals as follows: one-third on the first anniversary of the date of grant and one-third on the two subsequent anniversaries thereafter, provided that the grantee continues to be employed by, or serve as a director of, our company. Prior to vesting, the grantee will be entitled to receive per unit profit distributions in our operating partnership.

Deferred Compensation Plan
      We intend to establish and maintain a deferred compensation plan to provide non-employee directors and certain key employees with tax-deferred savings opportunities. Participants in the deferred compensation plan will have the opportunity to elect to defer the receipt of certain cash and stock-based compensation and to have the deferred cash treated as if it were invested in one of several investment options and to have the deferred stock-based compensation treated as if it were invested in our common stock. Shares of our common stock to be issued under the deferred compensation plan will be delivered from shares of our common stock available for issuance from any underlying plan pursuant to which the deferred stock-based compensation was granted.
      The payment of the deferred amounts will generally be made or commence on the earlier of the participant’s separation from service (except that certain specified employees may not receive payment until six months after their separation from service), death, disability, an unforeseeable emergency, a change of control or a date selected by the participant. At the election of the participant, payment of the deferred amounts will be in either a lump sum or annual installments over five or 10 years (except that payment on a change of control will be made in a lump sum). At any time, we may amend or terminate the deferred compensation plan, but the terms of any existing deferral arrangements will be respected. The deferred compensation plan will be (i) unfunded, (ii) subject to the nonqualified deferred compensation plan provisions of the Internal Revenue Code and (iii) intended to be a “top-hat” plan maintained primarily for the purpose of providing deferred compensation for non-employee directors and a select group of management or highly-compensated employees.
401(k) Plan
      We intend to establish and maintain a retirement savings plan under Section 401(k) of the Internal Revenue Code to cover our eligible employees. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan.
Conflicts of Interest
      There are conflicts of interest, some of which may be material, between certain of our executive officers and directors, on the one hand, and us and our stockholders, on the other. These conflicts of interest could result in decisions that are not in your best interest. These conflicts may arise in connection with:

•	duties owed concurrently to us and Bresler & Reiner by Sidney M. Bresler and Charles S. Bresler, each of whom will continue to serve on the board of Bresler & Reiner;

•	enforcement of our rights under the purchase and sale, employee lease and transition services and license and non-competition agreements with Bresler & Reiner or Charles S. Bresler, as the case may be;

•	certain property management agreements and an insurance brokerage relationship with entities affiliated with Bresler & Reiner;

•	employment agreements with our officers; and

•	our pursuit of real estate in competition with Bresler & Reiner that could be utilized for purposes other than commercial office space.
In addition, the terms of our agreements with Bresler & Reiner, Sidney M. Bresler and Charles S. Bresler, together with their affiliates were not negotiated at arm’s length but were instead determined by our management team, which is subject to the conflicts described in this section.
      Some of the conflicts that may arise may be exacerbated by the fact that as of March 31, 2005, Sidney M. Bresler and Charles S. Bresler beneficially owned 0.1% and 43.5% of Bresler & Reiner,

respectively. Furthermore, while Sidney M. Bresler and Dana K. Weinberg will become our full time employees following completion of this offering, they are currently employed by Bresler & Reiner.
      Our directors and executive officers may also have conflicting duties as a result of our operating partnership structure. In their capacities as our directors and executive officers, they have a duty to us, while at the same time they have a fiduciary duty to the limited partners of our operating partnership because our company, through a wholly-owned subsidiary, controls the general partnership interest in our operating partnership. The Amended and Restated Agreement of Limited Partnership of our operating partnership, which we refer to as the partnership agreement, provides that, in the event of a conflict of interest between our stockholders and the limited partners of our operating partnership, we will endeavor in good faith to resolve the conflict in a manner not adverse to either us or the limited partners of our operating partnership, and, if we, in our sole discretion as general partner of the operating partnership, determine that a conflict cannot be resolved in a manner not adverse to either us or the limited partners of our operating partnership, the conflict will be resolved in our favor so long as we own a controlling interest in the partnership.
      To mitigate the conflicts of interest between our executive officers and directors and us and our limited partners, we have entered into agreements with Bresler & Reiner, Charles S. Bresler and Sidney M. Bresler that, subject to certain exceptions, restrict their ability to compete directly with us. We will also adopt special conflicts policies and will include the special conflicts provisions in our operating partnership’s organizational documents as described above.
      Bresler & Reiner has agreed, in connection with our formation transactions, to provide us a right of first offer, a right of first refusal or a purchase option to acquire an additional estimated 551,200 rentable square feet of commercial office space that is owned or under development by Bresler & Reiner and is located in the Mid-Atlantic region. Bresler & Reiner and Charles S. Bresler have further agreed to refer to us, and not to pursue, any commercial office building investment opportunity in the Mid-Atlantic region that comes to their attention for at least five years from the closing of our initial public offering.
      Our board of directors will adopt a policy that any decision regarding disposition, acquisition or refinancing of a property in which a director or executive officer of Bresler & Reiner has an interest, or regarding any agreements involving us and Bresler & Reiner or any of our or its executive officers, directors or their affiliates, will be subject to approval of a majority of our disinterested directors. A majority of our board of directors will consist of directors that are independent within the meaning of applicable New York Stock Exchange rules.

POLICIES WITH RESPECT TO CERTAIN ACTIVITIES
      The following is a discussion of certain of our investment, financing and other policies. These policies may be amended or revised from time to time by our board of directors without a vote of our stockholders.
      Investment in Real Estate or Interests in Real Estate. We intend to conduct substantially all of our real estate investment activities through our operating partnership and its affiliates. Our investment objectives are to consistently pay attractive distributions to our stockholders and achieve long-term capital appreciation through increases in the value of our investments. We currently intend to invest primarily in commercial office properties containing up to 400,000 rentable square feet that are located in the Mid-Atlantic region of the United States and that command rental rates below the highest rental rate paid for office space in the applicable market. We may diversify in terms of property locations, size, market and target rental rates and we do not have any limit on the amount or percentage of our assets that may be invested in any one property or any one geographic area. We intend to engage in such future investment or development activities in a manner that is consistent with the maintenance of our status as a REIT for federal income tax purposes. While it is not our policy to acquire properties primarily for possible capital gains or primarily for income, we expect that most of our acquisitions will be primarily for income.
      We may also participate with third parties in property ownership, through joint ventures or other types of co-ownership. These types of investments may permit us to own interests in larger assets without unduly restricting our diversification and, therefore, provide us with flexibility in structuring our portfolio. We will not, however, enter into a joint venture or other partnership arrangement to make an investment that would not otherwise meet our investment criteria.
      Equity investments in acquired properties may be subject to existing mortgage financing and other indebtedness or to new indebtedness which may be incurred in connection with acquiring or refinancing these investments. Debt service on such financing or indebtedness will have a priority over any dividends with respect to our common stock. Investments are also subject to our policy not to be treated as an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act.
      Investments in Other Securities, Entities or Real Estate Mortgages. We may also invest in the securities of other issuers in connection with acquisitions of indirect interests in properties (normally general or limited partnership or limited liability company interests in special purpose entities owning properties) consistent with the REIT qualification requirements. We may in the future acquire some, all or substantially all of the securities or assets of other REITs or similar entities where that investment would be consistent with our investment policies and the REIT qualification requirements. There are no limitations on the amount or percentage of our total assets that may be invested in any one issuer, other than those imposed by the gross income and asset tests that we must satisfy to qualify as a REIT. However, we do not anticipate investing in other issuers of securities for the purpose of exercising control or acquiring any investments primarily for sale in the ordinary course of business or holding any investments with a view to making short-term profits from their sale. In any event, we do not intend that our investments in securities will require us to register as an “investment company” under the 1940 Act, and we intend to divest securities before any registration would be required. We do not intend to engage in trading, underwriting, agency distribution or sales of securities of other issuers.
      While our business objectives primarily emphasize acquisitions of commercial office properties, we may, at the discretion of our board of directors, invest in mortgages and other types of real estate interests consistent with our qualification as a REIT. We may, in the future, invest in these types of instruments or participating or convertible mortgages if we conclude that we may benefit from the gross revenues or any appreciation in value of the property. Mortgages in which we may invest may be first or second mortgages and likely would not be insured or otherwise guaranteed. We only expect to invest in these types of instruments or participating or convertible mortgages that relate to properties in our target asset class located in the Mid-Atlantic region and do not know what portion, if any, of our assets we so may invest. We do not intend to originate, service or warehouse mortgages for third parties. Investments in real estate mortgages run the risk that one or more borrowers may default under certain mortgages and that the collateral securing certain mortgages may not be sufficient to enable us to recoup our full investment.

      Financing Policies. We do not have a policy limiting the amount of debt that we may incur, although we intend to limit our debt to 65% of the aggregate fair market value of our properties. Our management and board of directors, however, have discretion to lower or increase the amount of our outstanding debt at any time. Upon completion of this offering and the formation transactions, and assuming we repay $38.5 million of assumed debt, our total debt-to-cost of our initial properties will be approximately 44% and we will have estimated unrestricted cash of approximately $33.3 million (after payment of the Blue Bell Plaza mortgage debt).
      We consider a number of factors when evaluating our level of indebtedness and making financing decisions, including, among others, the following:

•	overall level of consolidated indebtedness;

•	timing of debt and lease maturities;

•	provisions that require recourse and cross-collateralization;

•	corporate financial ratios, including debt service coverage and debt to total market capitalization; and

•	the overall ratio of fixed and variable-rate debt.
      We will also consider the impact of individual property financings on our corporate financial structure. Among the factors we will consider are:

•	the interest rate on the proposed financing;

•	the extent to which the financing affects the flexibility with which we can manage our properties;

•	prepayment fees and restrictions on refinancing;

•	our long-term objectives with respect to the property;

•	our target investment return;

•	the terms of the existing leases;

•	the creditworthiness of tenants leasing the property;

•	the estimated market value of the property upon refinancing; and

•	the ability of particular properties, and our company as a whole, to generate cash flow to cover expected debt service.
      Although we have no commitment at this time, our operating partnership may enter into a credit facility after the completion of this offering, which may be used to finance future property development and acquisition activities.
      Our indebtedness may be recourse, non-recourse or cross-collateralized. If the indebtedness is recourse, our general assets may be attached by the lender to satisfy the indebtedness. If the indebtedness is non-recourse, the lender may satisfy the debt only from the particular property collateralizing the indebtedness. In addition, we may invest in properties subject to existing loans secured by mortgages or similar liens on the properties. We may use the proceeds from any borrowings to refinance existing indebtedness, to finance acquisitions or the redevelopment of existing properties or for general working capital. There is no limitation on the number or amount of mortgages that may be placed on any one piece of property. We may incur indebtedness for other purposes when, in our opinion, it is advisable.
      Lending Policies. We do not have a policy limiting our ability to make loans to other persons. We may consider offering purchase money financing in connection with the sale of properties where the provision of that financing will increase the value to be received by us for the property sold. We may make loans to joint ventures in which we may participate in the future. However, we do not intend to engage in significant lending activities. Any loan we may make will be consistent with maintaining our status as a REIT.
      Equity Capital Policies. Our board of directors has the authority, without further stockholder approval, to increase the number of authorized shares of capital stock, to issue additional authorized shares of common stock and shares of preferred stock or otherwise raise capital, including through the issuance of senior securities, in any manner and on the terms and for the consideration it deems appropriate, including in exchange for property. Existing stockholders will have no preemptive right to additional shares issued in any offering, and any offering may cause a dilution of investment. We may in the future issue shares of common stock or operating partnership units in connection with acquisitions. We do not have a policy regarding the issuance of shares of common stock or operating partnership units in connection with acquisitions; however, one of the reasons we have structured our company so that it holds its assets and conducts its operations through an operating partnership is to give us the flexibility to issue operating units as a tax-advantaged form of consideration to sellers of real estate who would otherwise recognize built-in gains upon sale of the property. We generally intend to issue operating partnership units to sellers who express an interest in receiving operating units instead of cash.
      Our board of directors may authorize the issuance of shares of preferred stock with terms and conditions that could have the effect of delaying, deterring or preventing a transaction or a change in control that might involve a premium price for holders of our shares of common stock or otherwise might be in their best interest. Additionally, shares of preferred stock will likely have dividend, voting, liquidation and other rights and preferences that are senior to our shares of common stock.
      We may, under certain circumstances, upon approval by our board of directors but without obtaining stockholder approval, repurchase shares of common stock in open market transactions or in private transactions with our stockholders. We do not have a policy regarding the repurchase of securities and our board of directors has no present intention of causing us to repurchase any shares, and any action would only be taken in conformity with applicable federal and state laws and the applicable requirements for qualifying as a REIT.
      In the future we may institute a dividend reinvestment plan, or DRIP, that would allow our stockholders to acquire additional shares of our common stock by automatically reinvesting their cash dividends. Shares of common stock would be acquired pursuant to the DRIP at a price equal to the then prevailing market price, without payment of brokerage commissions or service charges. Stockholders who do not participate in the plan would continue to receive cash dividends as declared.
      Conflict of Interest Policies and Compliance. Our board of directors will adopt a code of business conduct and ethics that we expect to contain a policy prohibiting conflicts of interest between our officers, employees and directors on the one hand, and our company on the other hand, except where a majority of disinterested members of our board of directors waives the conflict. Any waiver of our conflict of interest policy will be disclosed to our stockholders in accordance with NYSE and SEC requirements. However, we cannot assure you that these policies will be successful in eliminating the influence of these conflicts.
      We expect that our conflict of interest policy will state that a conflict of interest exists when a person’s private interest is not aligned or interferes or appears not to be aligned or to interfere, in any way, with our company’s interest. The policy will prohibit us, absent the approval of a majority of the disinterested directors, from entering into agreements, transactions or business relationships, or otherwise taking actions that involve conflicts of interest. For example, under this policy and pursuant to our bylaws, without the consent of a majority of our disinterested directors, we will not, among other things:

•	acquire from or sell to any of our directors, officers or employees, any entity in which any of our directors, officers or employees has an interest of more than 5%, or to any affiliate of any of the foregoing, including family members of any of our directors, officers or employees, any assets or other property;

•	make any loan to or borrow from any of our directors, officers or employees, any entity in which any of our directors, officers or employees has an interest of more than 5%, or to any affiliate of any of the foregoing, including family members of any of our directors, officers or employees;

•	engage in any other transaction with any of our directors, officers or employees, any entity in which any of our directors, officers or employees has an interest of more than 5%, or with any affiliate of any of the foregoing, including family members of any of our directors, officers or employees;

•	permit any of our directors or officers to make recommendations regarding or to approve compensation decisions that will personally benefit such directors or officers or their family members;

•	dispose of, acquire or refinance any of our properties in which a director or executive officer of Bresler & Reiner has a material interest; or

•	make any decision regarding any agreement involving us and Bresler & Reiner or any of its executive officers, directors or their affiliates.
      In addition to our policies, the Maryland General Corporation Law provides that a contract or other transaction between us and any of our directors or between us and any other entity in which any of our directors is also a director or has a material financial interest is not void or voidable solely on the grounds of the common directorship or interest, the fact that the director was present at the meeting at which the contract or transaction is approved or the fact that the director’s vote was counted in favor of the contract or transaction, if:

•	the fact of the common directorship or interest is disclosed or known to the board or a committee of the board, and the board or that committee authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even if the disinterested directors constitute less than a quorum;

•	the fact of the common directorship or interest is disclosed or known to stockholders entitled to vote on the contract or transaction, and the contract or transaction is approved by a majority of the votes cast by the stockholders entitled to vote on the matter, other than votes of shares owned of record or beneficially by the interested director, corporation, firm or other entity; or

•	the contract or transaction is fair and reasonable to us.
Reporting Policies
      Generally speaking, we intend to make available to our stockholders audited annual financial statements and annual reports. After this offering, we will become subject to the information reporting requirements of the Exchange Act. Pursuant to these requirements, we will file periodic reports, proxy statements and other information, including audited financial statements, with the SEC.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
Our Formation Transactions
      We refer to the following series of transactions as our formation transactions.

•	We were incorporated in March 2005 as a Maryland corporation. Sidney M. Bresler, our chairman, president and chief executive officer, is also our sole stockholder and holds 1,000 shares of our common stock, which he purchased at par value per share upon our formation.

•	Also in March 2005, we organized Midlantic Partnership, LP, a Delaware limited partnership, as our operating partnership. We will conduct substantially all of our operations and own substantially all of our assets through our operating partnership. Through our wholly-owned subsidiary, Midlantic Office Properties, LLC, a Delaware limited liability company, we hold the sole general partnership interest in our operating partnership.

•	In April 2005, we incorporated Midlantic Services, Inc., our taxable REIT subsidiary, or TRS.

•	Prior to the initial filing of the registration statement of which this prospectus is a part, we entered into a license and non-competition agreement with Bresler & Reiner and Charles S. Bresler. Pursuant to this agreement:

•	Bresler & Reiner will license to us certain intellectual property rights, including the right to use Bresler & Reiner’s proprietary management practices and other business methods and procedures that we will use to acquire, manage, operate and lease our properties;

•	Bresler & Reiner and Charles S. Bresler will agree, subject to certain exceptions for existing and other agreed upon investments, not to compete, directly or indirectly, with us in the commercial office property sector in the Mid-Atlantic region until the later of five years from the closing of our initial public offering or, presuming we do not undergo a change of control, the first anniversary of the date on which we have no directors or executive officers in common with Bresler & Reiner;

•	Bresler & Reiner and Charles S. Bresler will agree to refer to us future opportunities to acquire or invest in additional commercial office properties located in the Mid-Atlantic region that they identify until the later of five years from the closing of our initial public offering or, presuming we do not undergo a change of control, the first anniversary of the date on which we have no directors or executive officers in common with Bresler & Reiner; and

•	Bresler & Reiner will provide us with certain rights to acquire additional commercial office properties that are owned or under development by Bresler & Reiner and are located in the Mid-Atlantic region, namely a right of first offer, right of first refusal and purchase options. We will not acquire these properties upon the completion of this offering because our management team believes these properties currently do not satisfy our investment criteria.

•	In consideration of the license grant, non-competition agreement, rights to acquire additional commercial office properties and referral obligations set forth in the license and non-competition agreement, we have agreed to cause our operating partnership to issue to Bresler & Reiner an aggregate of 255,000 LTIP units or 293,250 LTIP units if the underwriters exercise their over-allotment option in full. These LTIP units will have an initial value of approximately $3.8 million, or $4.4 million if the underwriters exercise their over-allotment option in full, and represent approximately 2.0% of the shares of our common stock being sold in this offering. We intend to issue additional LTIP units in the event the underwriters exercise their over-allotment option so that the LTIP units issued continue to represent approximately 2.0% of the shares of our common stock being sold in this offering, excluding any exercise of the underwriters’ over-allotment option.

•	We entered into binding purchase and sales agreements with Bresler & Reiner. These agreements will give us the right to acquire eight of our nine initial properties from Bresler & Reiner upon the closing of this offering for approximately $196.1 million, including approximately $125.9 million of assumed debt. We anticipate paying estimated closing costs of approximately $5.2 million.

•	We entered into an assignment agreement with Bresler & Reiner. Under the assignment agreement, Bresler & Reiner will agree to assign to us its right to purchase Blue Bell Plaza, our 10th office property, from Six Valley Square Associates, LLC for approximately $32.0 million, including approximately $17.1 million of assumed debt. We anticipate paying estimated closing costs of approximately $789,000.

•	Immediately prior to the closing of this offering, we will effect a stock split in the form of stock dividend so that Sidney M. Bresler, our chairman, president and chief executive officer, will own 63,750 shares, which is expected to be equal to one-half of 1.0% of the shares of our common stock being sold in this offering, and excluding any exercise of the underwriters’ over-allotment option. Sidney M. Bresler will agree not to sell or otherwise transfer those shares for a period of two years after the date of this prospectus without the permission of the underwriters.

•	At the closing of this offering, we will sell 12,750,000 shares of our common stock at the initial public offering price.

•	At the closing of the offering, Sidney M. Bresler and Dana K. Weinberg will resign from their positions as president and chief executive officer and director of asset management at Bresler & Reiner, respectively, and will join our company as full time officers. Furthermore, Paul J. Zambrotta will cease acting as a consultant for Bresler-Reiner, and will join our company as a full time officer.

•	At the closing of the offering, we expect that Sidney M. Bresler and Charles S. Bresler, and certain of their affiliates, will purchase $1.0 million and $600,000, respectively, of our common stock through a directed share program and further expect Bresler & Reiner to purchase, outside of the directed share program, approximately $15.0 million of the common stock being offered by this prospectus, in each case at the public offering price. We will not pay any underwriting discount with respect to the shares sold through the directed share program or to Bresler & Reiner.

•	At the closing of the offering we will reimburse Bresler & Reiner for approximately $1.6 million of offering expenses it incurred on our behalf.

•	Immediately following the closing of this offering, we will contribute the net proceeds of this offering to our operating partnership in exchange for which we will receive operating partnership units, and we will own an approximate 97.0% interest in our operating partnership after giving effect to our formation transactions.

•	Upon the closing of the offering, we will cause our operating partnership to issue to our executive officers and our non-employee directors an aggregate of approximately 147,000 LTIP units or approximately 156,650 LTIP units if the underwriters exercise their own-allotment option in full. Upon vesting and achieving parity with the operating partnership units, these LTIP units would represent approximately 1.1% of the shares of our common stock being sold in this offering, assuming no exercise of the underwriters’ over-allotment option, and will be “redeemable” in accordance with the terms of our partnership agreement.

•	Upon the closing of this offering, our operating partnership will enter into an employee lease and transition services agreement with Bresler & Reiner to support our operations for a period of up to nine months following completion of this offering. We will pay Bresler & Reiner a monthly fee that will not exceed $50,000 per month while the agreement remains in effect. In accordance with the agreement, Bresler & Reiner will provide us with the use of certain employees and services, including internal audit, human resources, benefit administration, accounting, information technology and management support services.

•	Following the closing of this offering, we will acquire our initial properties, and we expect to repay approximately $38.5 million of assumed debt secured by our initial properties and also expect to pay approximately $5.3 million in associated prepayment fees and related costs.

      The amount of LTIP units to be issued to Bresler & Reiner in exchange for the license grant, non-competition agreement, rights to acquire additional commercial office properties and referral obligations was determined by negotiations between our company’s management and Bresler & Reiner. The consideration to be given in exchange for these rights was not the result of an arm’s length negotiation between adverse parties. Sidney M. Bresler, our chairman, president and chief executive officer serves as the president and chief executive officer and a director of Bresler & Reiner and Charles S. Bresler, who will become a member of our board, serves as chairman of Bresler & Reiner. Sidney M. Bresler and Charles S. Bresler collectively have a significant ownership interest in Bresler & Reiner. Sidney M. Bresler and Charles S. Bresler had significant influence in structuring the license grant, non-competition agreement, rights to acquire additional commercial office properties and referral obligations. In the course of structuring the agreement between us and Bresler & Reiner, Sidney M. Bresler and Charles S. Bresler had the ability to influence the amount of LTIP units that Bresler & Reiner will receive from us. We have not obtained any third-party appraisals of the rights to be granted to us by Bresler & Reiner, or any other independent third-party valuations or fairness opinions in connection with this transaction. As a result, the consideration to be paid by us for these rights may exceed their fair market value. See “Certain Relationships and Related Party Transactions.”
Purchase and Sale Agreements and Assignment Agreement
      Pursuant to purchase and sale agreements, and an assignment agreement, which we have entered into, Bresler & Reiner and its affiliates will sell to us in exchange for approximately $196.1 million in cash and assumed debt eight of our nine initial properties and will assign to us a purchase and sale contract for the purchase of our ninth property. The purchase and sale agreements and assignment agreement contain customary representations and warranties by Bresler & Reiner, including representations and warranties concerning Bresler & Reiner’s title to the properties, environmental conditions at the properties, compliance with environmental laws and with laws generally, payment of taxes, physical condition of the properties, absence of condemnation and similar proceedings affecting the properties, and accuracy of the information provided to us concerning the properties. Bresler & Reiner has agreed to indemnify us for any breach of its representations and warranties until the 15th month after the end of the fiscal year in which the transaction takes place.
      In addition to customary closing conditions, the following are the material conditions to completing the purchase of each of the initial properties from Bresler & Reiner and other third parties:

•	Consent of Existing Lenders. To complete the acquisition of Fort Washington Executive Center, Versar Center, Sudley North, 102 Pickering Way, Blue Bell Plaza (to be repaid in December 2005) and Cross Keys, we will be required to obtain the consent of the existing lenders allowing us to assume the loans secured by those properties.

•	Defeasance of Existing Debt. To complete the acquisition of Fort Hill Centre and 200 and 220 West Germantown Pike, we will defease existing debt secured by those properties. We intend to defease the debt securing Blue Bell Plaza on or about December 10, 2005, after we acquire the property. Bresler & Reiner will pay all defeasance costs associated with the Fort Hill Centre property.

      The purchase and sale agreements that we entered into with Bresler & Reiner contain termination provisions giving us the right to terminate those agreements in the event that:

•	a tenant estoppel contains a material default and Bresler & Reiner does not elect to cure the material default if the material default could be remedied by the performance of work or the payment of money not exceeding $50,000 in the aggregate;

•	Bresler & Reiner’s representations and warranties are not true and correct as of the closing date;

•	Bresler & Reiner has not complied with each and every covenant made under the purchase and sale agreement or failed to perform any of its material obligations thereunder;

•	we cannot obtain an existing lender’s consent to assume the mortgage debt secured by a property;

•	a scheduled closing does not occur before December 31, 2005;

•	a property undergoes material damage and we do not otherwise decide to purchase the property;

•	a property is damaged and such casualty reveals that a defect exists and may cause a similar casualty in the future or cause the property to violate a health, safety or environmental statute, code or administrative regulation;

•	prior to the closing date, condemnation proceedings are commenced with respect to all or a material portion of the property; or

•	we are unsatisfied with certain designated diligence matters.

      In the event the purchase and sale agreements are terminated, Bresler & Reiner will not be liable to us for any termination fees. In the event that the purchase of a property does not close due to our breach of the purchase and sale agreement, we will be liable to pay 5% of the purchase price as liquidated damages.
      In addition to customary representations, warranties and covenants, the material terms of the purchase and sale agreement that Bresler & Reiner assigned to us with respect to Blue Bell Plaza are described below.

•	Deposit. At the time the purchase and sale agreement was executed, Bresler & Reiner deposited $200,000 in cash into escrow and executed a deposit note in the amount of $450,000. On April 1, 2005, the deposit note was increased to $650,000.

•	Closing Date Extension. We have the right to extend the closing date from August 15, 2005 to October 14, 2005. To further extend the closing date, we must give Six Valley Square Associates, LLC notice of its decision to extend the closing date before August 5, 2005. In addition, we must increase the amount of the deposit note to $800,000.

•	Breach by Six Valley. In the event that Six Valley Square Associates, LLC defaults in its performance of the purchase and sale agreement, then we may (i) terminate the purchase and sale agreement, obtain a refund of out-of-pocket expenses not to exceed $37,500, receive a refund of the cash deposit and cancel the deposit note or (ii) pursue the remedy of specific performance.

•	Breach by us. In the event that we default in our performance of the purchase and sale agreement, then Six Valley Square Associates, LLC may terminate the purchase and sale agreement and keep the cash deposit and the deposit note.

•	Indemnification. Six Valley Square Associates, LLC has agreed to indemnify us for any breach of its representations and warranties for a period of one year following the closing date.

      The purchase price of our initial properties was determined as follows:

•	Arm’s Length Transactions Between Bresler & Reiner and Third Party Sellers. The purchase price that we will pay for Wynwood, 102 Pickering Way and Cross Keys was determined based on the purchase price paid by Bresler & Reiner when that company acquired these properties between April 2005 and June 2005 in arm’s length transactions. Wynwood, 102 Pickering Way and Cross Keys will be sold to us for the same purchase price plus Bresler & Reiner’s closing costs. The purchase price that we will pay for Blue Bell Plaza was determined in an arm’s length transaction between Bresler & Reiner and the current owner of that property.

•	Capitalization Rate. The purchase price that we will pay for each of Fort Hill Centre, Sudley North, Fort Washington Executive Center, Versar Center and 200 and 220 West Germantown Pike was determined by utilizing a capitalization rate within a range of capitalization rates then prevailing in the Mid-Atlantic region for commercial office property and determined by negotiations between us and Bresler & Reiner. We derived the purchase price for each of these five properties by applying the negotiated capitalization rate to our management’s estimate of 2005 net operating income for the property based on the then in-place leases.

License and Non-Competition Agreement
      Pursuant to the license and non-competition agreement executed before the initial filing of the registration statement of which this prospectus is a part, Bresler & Reiner will irrevocably and perpetually license to us certain intellectual property assets and other intangible assets, including Bresler & Reiner’s proprietary management practices and other business methods and procedures. Bresler & Reiner will continue to own the licensed intellectual property and may use the licensed property in its own business both within and outside the Mid-Atlantic region. The license will be paid-up, royalty free and world-wide in scope and will be exclusive to us within the Mid-Atlantic region.
      In addition, Bresler & Reiner and Charles S. Bresler will agree not to compete, directly or indirectly, in the commercial office property business in the Mid-Atlantic region until the later of (i) five years from the closing of our initial public offering and, (ii) presuming we do not undergo a change of control, the first anniversary of the date on which we have no directors or executive management in common with Bresler & Reiner or, if we do undergo a change of control and Sidney M. Bresler’s employment with us is terminated after the change of control by us without cause or by him for good reason, the date Sidney M. Bresler’s employment is terminated. We refer to this period as the “Non-Compete Period.”
      Notwithstanding our general non-competition agreement, Bresler & Reiner and Charles S. Bresler will be permitted to continue to own, operate and develop office properties or ventures that it or he owns or plans to develop as of the closing of our initial public offering and that are identified in a schedule to the license and non-competition agreement. In addition, Charles S. Bresler will be permitted to acquire non-controlling interests in entities that own or have ownership interests in commercial office properties in the Mid-Atlantic region. Some of the retained properties will be subject to our right of first refusal, right of first offer and purchase options described below. Furthermore, Redwood Commercial Management, LLC, a 50% owned subsidiary of Bresler & Reiner, will continue to be able to manage and lease properties within the Mid-Atlantic region both for Bresler & Reiner and third parties consistent with its past practice. Bresler & Reiner will not be restricted from purchasing, developing, leasing, managing, owning or controlling commercial office properties located outside of the Mid-Atlantic region. Our independent directors may from time to time in their discretion waive Bresler & Reiner’s or Charles S. Bresler’s compliance with the non-competition provisions.
      Bresler & Reiner and Charles S. Bresler will also agree that, during the Non-Compete Period, Bresler & Reiner and Charles S. Bresler, in their individual capacities, will promptly refer to us any opportunities that Bresler & Reiner’s executive officers or Charles S. Bresler identifies in the Mid-Atlantic region to acquire commercial office properties. If we elect not to pursue or cannot pursue an investment opportunity referred to us, Bresler & Reiner and Charles S. Bresler will still be prohibited from pursuing that transaction pursuant to the non-competition restrictions described above. For purposes of this agreement, as well as the non-competition agreement, commercial office properties are those that derive, or are reasonably expected to derive, at least 50% of their revenues from commercial office rents.
      We will have a right of first refusal, right of first offer or purchase options with respect to four commercial office properties containing an estimated 551,200 rentable square feet that will continue to be owned or remain under development by Bresler & Reiner following completion of our initial public offering. These properties are located in the Mid-Atlantic region and while we do not believe these properties currently satisfy our investment criteria, we expect they may in the future. Bresler & Reiner will also continue to own or maintain ownership interests in a business park consisting of nine buildings and an additional 15 office buildings as well as various parcels of undeveloped land within the Mid-Atlantic region that we do not believe satisfy our investment criteria or which Bresler & Reiner does not control. We do not expect these conditions to change and have not subjected these buildings to any right of first refusal, right of first offer, purchase option or non-competition restriction. Bresler & Reiner’s activities with respect to these buildings and parcels of land generally will not be subject to the non-competition restrictions.
      With respect to the properties containing an estimated 551,200 rentable square feet of commercial office space that will be subject to a right of first refusal, right of first offer or purchase option, Bresler & Reiner has agreed not to sell or otherwise dispose of any of those properties unless Bresler & Reiner first gives us written notice of its intent to dispose of the property and of the proposed material terms of the disposition and allows us an opportunity to make an offer to purchase the property. We will have 30 days from the date we receive Bresler & Reiner’s notice of intended disposition to make a written proposal to Bresler & Reiner to purchase the property. If we make a timely proposal, Bresler & Reiner may either accept our proposal or reject our proposal. If we do not make a timely proposal or if Bresler & Reiner rejects our proposal and we are unable to reach agreement after 10 days of negotiating in good faith, Bresler & Reiner will have 180 days to convey title to the property in a sale or other disposition transaction to a third party but only on terms and conditions, taken as a whole, that are not materially more favorable to the third party and not materially less favorable to Bresler & Reiner than those set forth in our proposal, if any. If Bresler & Reiner does not convey title to the property within the 180 day period, Bresler & Reiner may not dispose of the property until we are again afforded the opportunity to make an offer for the property.
      In addition, Bresler & Reiner will provide us with a right of first refusal with respect to three commercial office properties containing an estimated 327,500 rentable square feet. In the event Bresler & Reiner seeks to sell, transfer or assign its right, title or interest in any of those properties and receives an offer from a third party to do so, it must give us notice and generally allow us 30 days to consider whether we would like to purchase the property on the terms contained in the third party’s offer. If we determine we do not want to purchase the property, Bresler & Reiner will have 180 days to convey title to the property to that third party for consideration that is equal to or more than the sales price offered to us and on terms that are not more favorable to the third party then the terms offered to us. If 180 days elapses without conveying title, Bresler & Reiner will be required to again offer us a right of first refusal prior to transferring the property to a third party.
      Furthermore, Bresler & Reiner will grant to us a purchase option to acquire three commercial office properties located in the Mid-Atlantic region, one of which is under development, containing an estimated 327,500 rentable square feet. The purchase price will be based upon a mutually agreeable amount or, in the alternative, upon an appraisal.
      In consideration of, among other matters, the license grant, non-competition agreement, rights to acquire additional commercial office properties and referral obligations set forth in the license and non-competition agreement, we will cause our operating partnership to issue to Bresler & Reiner an aggregate of 255,000 LTIP units. These LTIP units will represent approximately 2.0% of the shares of common stock being sold in this offering, excluding any exercise of the underwriters’ over-allotment option. We will also issue to Bresler & Reiner LTIP units convertible into 2.0% of any shares common stock we may sell to the underwriters in the event the underwriters exercise their over-allotment option.
Employee Lease and Transition Services Agreement
      Upon the closing of this offering, our operating partnership will enter into an employee lease and transition services agreement with Bresler & Reiner to support our operations for a period of up to nine months following completion of this offering. We will pay Bresler & Reiner a monthly fee not to exceed $50,000 per month during the term of the agreement. Under the employee lease and transition services agreement, Bresler & Reiner will provide us with the right to utilize the services of its employees at a rate equal to two times their normal hourly rate. In addition, Bresler & Reiner will provide us with the following services:

•	internal audit, accounting and management support services;

•	human resources and benefit administration services; and

•	information technology services.
Bresler & Reiner will also provide us, without further cost, access to office space, computers, software, phone services, furniture, storage space and other facilities during the transition period.

Related Party Transactions
      In addition to selling substantially all of our initial properties to us as described elsewhere in this prospectus, Bresler & Reiner has a 50% ownership interest in Redwood Commercial Management, LLC, a Virginia-based property management and leasing company that we expect to engage to manage and lease our Fort Hill Centre, Sudley North, Versar Center and Wynwood properties. We expect to enter into management and leasing agreements with Redwood Commercial Management, LLC that will provide for a one-year term and will automatically renew unless terminated in accordance with its terms. We expect to pay Redwood a base management fee of approximately 3% of each property’s gross revenues. We also expect to pay Redwood leasing commissions in the range of 3% to 5% depending on whether the lease is with a new tenant or existing tenant and whether Redwood utilized the service of a cooperating broker. We expect to be able to terminate these agreements with or without cause at any time upon 60 days prior written notice to Redwood. For a description of other materials terms of the property management and leasing agreements between us and Redwood, see “Our Business and Properties — Our Property Management and Leasing Agreements.”
      In addition, Bresler & Reiner’s wholly-owned subsidiary, B&R Agency, Inc., is a title insurance agency and will initially act as our broker in providing title insurance to us. In connection with our formation transactions, we will pay B&R Agency, Inc. approximately $75,000. We believe the terms of our property management relationship with Redwood and our insurance relationship with B&R Agency, Inc. are on terms as favorable as we would receive from unaffiliated third parties.
      Bresler Family Investors LLC, of which Charles S. Bresler is the sole manager, owns a 50% general partnership interest in Paradise Sudley North Building D Partnership (Building D Partnership), which in turn owns Sudley North Building D. This building contains approximately 69,400 square feet and is located in Manassas, Virginia. Upon the completion of this offering, we will acquire Sudley North Building D for an aggregate purchase price of approximately $8.5 million, consisting of approximately $2.3 million in cash and approximately $6.2 million of assumed debt. Charles S. Bresler and Sidney M. Bresler beneficially own a 98% and 2% interest, respectively in Bresler Family Investors LLC.
      The following table reflects the value of consideration (dollars in thousands) to be received by certain related parties in connection with the formation transactions:

	Value of LTIP		Total Value of
Related Party	Units and Stock	Other Consideration	Consideration

Bresler & Reiner(1)	$3,825,000	$190,311,000	$194,136,000
Sidney M. Bresler(2)	$1,913,000	$657,000	$2,570,000
Charles S. Bresler(2)	–	$4,193,000	$4,193,000

(1)	Includes (i) total consideration of approximately $189.6 million related to the sale of eight of the initial properties; (ii) 255,000 LTIP units with an assumed value of approximately $3.8 million issued in exchange for the license of certain intellectual property assets, along with a non-competition agreement and other arrangements; (iii) fees associated with an employee lease and transition services agreement (assumed to be $50,000 per month for nine months); (iv) benefits attributed to B&R Agency, Inc., a wholly-owned subsidiary of Bresler & Reiner; and (v) benefits attributed to Redwood Commercial Management, LLC, which is 50% owned by Bresler & Reiner and will manage and lease three of the initial properties.

(2)	Includes (i) related party benefits attributed to Bresler Family Investors LLC (BFI) in accordance with Charles S. Bresler’s and Sidney M. Bresler’s pro rata beneficial interest in that company, which is 98% and 2%, respectively. BFI is expected to receive total consideration of approximately $4.2 million related to its 50% interest in Sudley D; (ii) 63,750 LTIP units in our operating partnership having an assumed value of approximately $956,250 issued to Sidney M. Bresler and (iii) 1,000 shares of our common stock purchased at par by Sidney M. Bresler, which subsequent to a stock split in the form of a stock dividend which we will effect, will represent one-half of 1.0% of our common stock being sold in this offering, excluding any exercise of the underwriters’ over-allotment option; and (iv) Charles S. Bresler’s anticipated cash compensation as a non-executive member of our board and Sidney M. Bresler’s cash compensation as our chairman, president and chief executive officer and other benefits. Furthermore, as of March 31, 2005, Charles S. Bresler and Sidney M. Bresler beneficially owned 43.5% and 0.1% of Bresler & Reiner, respectively, which is not included in this calculation. Excludes 3,333 LTIP units issued to Charles S. Bresler in his capacity as a non-employee director.

     The following chart reflects the value of consideration (dollars in thousands) to be issued to Bresler & Reiner and its minority co-investors in exchange for nine of our initial properties. The total value of consideration represents the cash payments and the assumption or repayment of debt in exchange for 100% ownership of the property.

				Initial Cost Plus
		Assumption or	Total Value of	Capitalized
Property	Cash Payment	Repayment of Debt	Consideration	Expenditures(1)

Fort Hill Centre(2)(3)	$4,939,000	$5,511,000	$10,450,000	$8,135,000
Fort Washington(4)	20,643,000	48,111,000	68,754,000	56,971,000
200 and 220 West Germantown(5)	7,377,000	15,907,000	23,284,000	21,282,000
Sudley North(2)(6)	7,236,000	17,466,000	24,702,000	23,952,000
Versar Center(7)	5,562,000	17,938,000	23,500,000	26,182,000
Wynwood(8)	11,500,000	—	11,500,000	13,218,000
102 Pickering Way(9)	5,558,000	10,104,000	15,662,000	15,662,000
Cross Keys Building(10)	7,395,000	10,901,000	18,296,000	18,296,000

Total	$70,210,000	$125,938,000	$196,148,000	$183,698,000

(1)	Amounts described in this column include amounts invested by Bresler & Reiner to acquire the interests of its former co-investors or that would be necessary to acquire the interests of its existing co-investors.

(2)	The property is being sold by Bresler & Reiner and its minority co-investors.

(3)	Bresler & Reiner purchased Fort Hill Centre in 2000 for approximately $7.0 million, excluding closing costs.

(4)	Bresler & Reiner purchased Fort Washington Executive Center in 2003 for approximately $52.7 million, excluding closing costs.

(5)	Bresler & Reiner purchased 200 and 220 West Germantown Pike in 2004 for approximately $20.5 million, excluding closing costs.

(6)	Bresler & Reiner developed Sudley North (Buildings A, B, C, D and Bank Building) in 1987 for approximately $15.5 million in land, development and construction costs, excluding closing costs.

(7)	Bresler & Reiner purchased Versar Center in 2002 for approximately $24.2 million, excluding closing costs.

(8)	Bresler & Reiner purchased Wynwood in June 2005 for approximately $13.0 million, excluding closing costs.

(9)	Bresler & Reiner purchased 102 Pickering Way in April 2005 for approximately $15.3 million, excluding closing costs.

(10)	Bresler & Reiner purchased Cross Keys Building in April 2005 for approximately $17.8 million, excluding closing costs.

PARTNERSHIP AGREEMENT
      The following is a summary of the material terms of the amended and restated agreement of limited partnership of our operating partnership, Midlantic Partnership, L.P. For more detail, you should refer to the partnership agreement itself, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”
Formation; Management
      Midlantic Partnership, LP, our operating partnership, was organized as a Delaware limited partnership on March 28, 2005. This section describes the terms of the agreement of limited partnership as it will be amended and restated prior to completion of this offering. Through our wholly-owned subsidiary, Midlantic Office Properties, LLC, a Delaware limited liability company, we hold the sole general partner interest in our operating partnership. As the sole general partner of the operating partnership, we have, subject to certain protective rights of limited partners described below, full, exclusive and complete responsibility and discretion in the management and control of the partnership, including the ability to cause the partnership to enter into certain major transactions including acquisitions, dispositions, and refinancings. No limited partner may take part in the operation, management or control of the business of the operating partnership by virtue of being a holder of limited partnership units. The limited partners may not remove the general partner of the operating partnership. In general, we may amend the partnership agreement without the consent of the limited partners. However, any amendment to the partnership agreement that would (i) affect the redemption rights or the conversion factor, (ii) affect the rights of the limited partners to receive distributions, (iii) affect the allocations of profit and loss to the limited partners, (iv) impose an obligation on limited partners to make additional capital contributions or (v) amend the amendment provisions requires the consent of limited partners holding more than 50.0% of the outstanding operating partnership units (including LTIP units) other than those held by us.
      Upon completion of the offering and the formation transactions, we will own a 97.0% interest and our anticipated limited partners (including holders of LTIP units) collectively will own a 3.0% interest in the operating partnership.
Transferability of Interests
      We may not voluntarily withdraw from the operating partnership or transfer our interest in the operating partnership or engage in any merger, consolidation or other combination, or sale of all or substantially all of our assets, in a transaction that results in a change of control of our company unless:

•	we receive the consent of limited partners holding more than 50.0% of the outstanding partnership interests of the limited partners, other than those held by us, or any limited partners that own only LTIP units;

•	as a result of such transaction, all limited partners will receive for each operating partnership unit an amount of cash, securities or other property equal in value to the greatest amount of cash, securities or other property paid in the transaction to a holder of one share of our common stock, provided that if, in connection with the transaction, a purchase, tender or exchange offer has been made to and accepted by the holders of more than 50.0% of the outstanding shares of our common stock, each holder of operating partnership units will be given the option to exchange its operating partnership units for the greatest amount of cash, securities or other property that a limited partner would have received had it (i) exercised its redemption right (described below) and (ii) sold, tendered or exchanged pursuant to the offer shares of our common stock received upon exercise of the redemption right immediately prior to the expiration of the offer, or

•	we are the surviving entity in the transaction and either (i) our stockholders do not receive cash, securities or other property in the transaction or (ii) all limited partners (other than our company or its subsidiaries) receive for each operating partnership unit an amount of cash, securities or other property having a value that is no less than the greatest amount of cash, securities or other property received in the transaction by our stockholders.
      We also may merge with or into or consolidate with another entity if immediately after such merger or consolidation (i) substantially all of the assets of the successor or surviving entity, other than operating partnership units held by us, are contributed, directly or indirectly, to the operating partnership as a capital contribution in exchange for operating partnership units with a fair market value equal to the value of the assets so contributed as determined by the survivor in good faith and (ii) the survivor expressly agrees to assume all of our obligations under the partnership agreement.
      We also may (i) transfer all or any portion of our general partnership interest to one of our direct or indirect subsidiaries, and following such transfer may withdraw as the general partner and (ii) engage in a transaction required by law or by the rules of any national securities exchange or other national market system on which our common stock is then listed or in which it is traded.
      With certain limited exceptions, the limited partners may not transfer their interests in the operating partnership, in whole or in part, without our consent, which consent we may withhold in our sole and absolute discretion. In addition, no limited partner may transfer its interests in the partnership if the transfer would cause the operating partnership to be treated as a publicly traded partnership taxable as a corporation or an association taxable as a corporation, or, in the opinion of counsel, would adversely affect our company’s ability to qualify as a REIT for federal income tax purposes.
Capital Contribution
      We will contribute to the operating partnership all of the net proceeds of this offering as our initial contribution in exchange for operating partnership units. The partnership agreement provides that if we, as general partner, determine that the operating partnership requires additional funds at any time in excess of funds available to the partnership from borrowing or capital contributions, we may borrow such funds from a financial institution or other lender and lend such funds to the partnership on the same terms and conditions as are applicable to our borrowing of such funds. Under the partnership agreement, we are obligated to contribute the proceeds of any offering of shares of capital stock as additional capital to our operating partnership. We, through the general partner, are authorized to cause the partnership to issue units for less than fair market value if we have concluded in good faith that such issuance is in both the partnership’s and our best interests. For example, if we issue restricted stock to our employees for no cash consideration, we would cause the partnership to issue the same number of units to us for no cash consideration. We have no present intention to cause the operating partnership to issue units for less than fair market value and we are not aware of any particular set of circumstances under which it would do so. If we contribute additional capital to the partnership, we will receive additional operating partnership units and our percentage interest will be increased on a proportionate basis based upon the amount of such additional contributions and the value of the partnership at the time of such contribution. Conversely, the percentage interests of the limited partners will be decreased on a proportionate basis in the event of additional capital contributions by us. In addition, if we contribute additional capital to the partnership, we will revalue the property of the partnership to its fair market value (as determined by us) and the capital accounts of the partners will be adjusted to reflect the manner in which the unrealized gain or loss inherent in such property (that has not been reflected in the capital accounts previously) would be allocated among the partners in accordance with the terms of the partnership agreement if there were a taxable disposition of such property for such fair market value on the date of the revaluation. The partnership may issue preferred partnership interests to us if we issue shares of preferred stock and contribute the net proceeds from the issuance thereof to the partnership or in connection with acquisitions of property or otherwise, which could have priority over common partnership interests with respect to distributions from the partnership, including the partnership interests we own as general partner.
Redemption Rights
      Pursuant to the partnership agreement, the limited partners will receive redemption rights, which will enable them to cause the partnership to redeem their operating partnership units in exchange for cash or, at our option, shares of common stock on a one-for-one basis. Notwithstanding the foregoing, a limited partner shall not be entitled to exercise its redemption rights to the extent that the issuance of shares of common stock to the redeeming limited partner would:

•	result in any person owning, directly or indirectly, shares of common stock in excess of the ownership limitation in our charter;

•	result in our common stock being owned by fewer than 100 persons (determined without reference to any rules of attribution);

•	result in our being “closely held” within the meaning of Section 856(h) of the Internal Revenue Code;

•	cause us to own, actually or constructively, 10.0% or more of the ownership interests in a tenant of our or a subsidiary’s real property, within the meaning of Section 856(d)(2)(B) of the Internal Revenue Code; or

•	cause the acquisition of shares of common stock by such redeeming limited partner to be “integrated” with any other distribution of shares of common stock or operating partnership units for purposes of complying with the Securities Act.

      We may, in our sole and absolute discretion, waive any of these restrictions. The redemption rights may be exercised by the limited partners at any time after one year following the issuance of the partnership units. In all cases, however,

•	each limited partner may not exercise the redemption right for fewer than 1,000 operating partnership units or, if such limited partner holds fewer than 1,000 operating partnership units, all of the operating partnership units held by such limited partner; and

•	each limited partner may not exercise the redemption right more than two times annually.
      Upon completion of this offering and the formation transactions and assuming outstanding LTIP units are converted into units of limited partnership interest on a one-for-one basis, the aggregate number of shares of common stock issuable upon exercise of the redemption rights will be approximately 402,000. The number of shares of common stock issuable upon exercise of the redemption rights will be adjusted to account for share splits, mergers, consolidations or similar pro rata share transactions.
Operations
      The partnership agreement requires that the partnership be operated in a manner that enables us to satisfy the requirements for being classified as a REIT and that we use reasonable efforts to cause the partnership to distribute amounts sufficient to enable our company to avoid any federal income or excise tax liability imposed by the Internal Revenue Code (other than to the extent we elect to retain or pay income tax on our net capital gain). In addition, we may take any action prudent to ensure that the partnership will not be classified as a “publicly traded partnership” taxable as a corporation under Section 7704 of the Internal Revenue Code.
      In addition to the administrative and operating costs and expenses incurred by the partnership, the partnership will pay all our administrative costs and expenses and these expenses will be treated as expenses of the partnership. Our expenses generally include:

•	all expenses relating to our continuity of existence;

•	all expenses relating to registering and offering securities;

•	all expenses relating to repurchases of securities;

•	all expenses associated with the preparation and filing of any of our periodic reports under federal, state or local laws or regulations;

•	all expenses associated with any compensation plan for our employees;

•	all expenses associated with issuing or redeeming partnership interests;

•	all expenses associated with our compliance with laws, rules and regulations promulgated by any regulatory body; and

•	all of our other operating or administrative costs incurred in the ordinary course of its business on behalf of the partnership.
Registration Rights
      The partnership agreement provides that we will file a resale shelf registration statement to register shares of our common stock issuable upon redemption of the operating partnership units and LTIPs to be issued in the formation transactions within four months of when we become eligible to use Form S-3 or any successor short form of registration statement, so as to make those shares freely tradable.
Distributions
      The partnership agreement provides that the partnership will distribute cash at times and in amounts determined by us in our sole discretion, to us and the limited partners in accordance with their respective percentage interests in the partnership.
      Upon liquidation of the partnership, after payment of, or adequate provision for, debts and obligation of the partnership, including any partner loans, any remaining assets of the partnership will be distributed to us and the limited partners with positive capital accounts in accordance with their respective positive capital account balances.
Allocations
      Profits and losses of the partnership (including depreciation and amortization deductions) for each fiscal year generally are allocated to us and the limited partners in accordance with the respective percentage interests in the partnership. All the foregoing allocations are subject to compliance with the provisions of Internal Revenue Code Sections 704(b) and 704(c) of the Internal Revenue Code and the Treasury Regulations promulgated thereunder. The partnership expects to use the “traditional method” under Section 704(c) of the Internal Revenue Code for allocating items with respect to contributed property acquired in connection with this offering for which the fair market value at the time of contribution differs from the adjusted tax basis at the time of contribution. Upon the occurrence of certain specified events, our operating partnership will revalue its assets and any net increase in valuation will be allocated first to the holders of LTIP units to equalize the capital accounts of such holders with the capital accounts of the operating partnership unit holders. See “— Management–LTIP Units”.
Term
      The partnership’s existence shall be perpetual, unless dissolved upon:

•	our bankruptcy, dissolution or withdrawal (unless the limited partners elect to continue the partnership);

•	the passage of 90 days following the sale or other disposition of all or substantially all the assets of the partnership;

•	the redemption of all limited partnership units (other than those held by us, if any); or

•	an election by us in our capacity as the general partner.
Tax Matters
      Pursuant to the partnership agreement, we are the tax matters partner of the partnership and, as such, have authority to handle tax audits and to make tax elections under the Internal Revenue Code on behalf of the partnership.

PRINCIPAL STOCKHOLDERS
      All of our outstanding shares of common stock are currently owned by Sidney M. Bresler. The following table sets forth the beneficial ownership of shares of common stock by (i) each of our directors and director nominees, (ii) each of our executive officers, (iii) all of our directors, director nominees and executive officers as a group and (iv) each of our 5.0% stockholders, as of July 21, 2005, adjusted to give effect to the formation transactions and the expected acquisition of shares in the offering by Sidney M. Bresler, Charles S. Bresler and Bresler & Reiner.

	Shares Beneficially
	Owned After Offering(1)

Name of Beneficial Owner	Number		Percent

Directors & Executive Officers:
Sidney M. Bresler	194,667	(2)	1.5%
Chairman, President and Chief Executive Officer
Paul J. Zambrotta	50,000		*
Executive Vice President, Chief Financial Officer and Treasurer
Dana K. Weinberg	16,667		*
Senior Vice President, Asset Management and Secretary
Charles S. Bresler	43,333	(3)	*
Director nominee
Gretchen M. Dudney	3,333		*
Director nominee
John E. Geller	3,333		*
Director nominee
Joseph V. Green	3,333		*
Director nominee
Bruce D. Wardinski	3,333		*
Director nominee
5.0% Stockholders:
Bresler & Reiner, Inc.	1,255,000	(4)	9.5
All Directors, Director Nominees and Executive Officers as a Group (8 persons)	1,572,999		11.9%

*	Means less than 1.0%.

(1)	Assumes that upon vesting and achieving parity with our operating partnership units all LTIP units are converted into shares of our common stock.

(2)	Consists of (i) 63,750 shares of common stock to be owned prior to the completion of the offering as a result of a stock dividend paid on the 1,000 shares acquired upon our formation, (ii) 63,750 shares of common stock issuable upon conversion of LTIP units and (iii) 66,667 shares to be purchased in our directed share program. Excludes 1,255,000 shares of common stock beneficially owned by Bresler & Reiner over which Mr. Bresler disclaims beneficial ownership. Mr. Bresler will continue to serve as a director of Bresler & Reiner following the completion of this offering.

(3)	Consists of 40,000 shares of common stock to be purchased in our directed share program and 3,333 shares issuable upon conversion of LTIP units. Excludes 1,255,000 shares of common stock beneficially owned by Bresler & Reiner over which Mr. Bresler disclaims beneficial ownership. Mr. Bresler will continue to serve as the chairman of the board of Bresler & Reiner following the completion of this offering.

(4)	Consists of (i) 255,000 shares of common stock issuable upon conversion of LTIP units and (ii) 1,000,000 shares to be purchased by Bresler & Reiner.

     The address of each person named in the table above as well as Bresler & Reiner is 11200 Rockville Pike, Suite 502, Rockville, Maryland 20852.

DESCRIPTION OF OUR CAPITAL STOCK
      The following is a summary description of the material terms of our capital stock. For a complete description please see the Maryland General Corporation Law (MGCL), our charter and our bylaws. We have filed copies of our charter and bylaws as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”
General
      Our charter provides that we may issue up to 250,000,000 shares of common stock, par value $0.01 per share, and 50,000,000 shares of preferred stock, par value $0.01 per share. Our board of directors, without any action by our stockholders, may amend our charter to increase or decrease the aggregate number of shares of our stock or the number of shares of our stock of any class or series. Following completion of this offering, 12,813,750 shares of our common stock will be issued and outstanding, and no shares of our preferred stock will be issued and outstanding. In accordance with Maryland law, our stockholders are not generally liable for our debts or obligations.
Voting Rights of Common Stock
      Subject to the provisions of our charter restricting the transfer and ownership of shares of our stock and except as may otherwise be specified in the terms of any class or series of stock, each outstanding share of common stock will entitle the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as provided with respect to any other class or series of shares of our stock, the holders of our common stock will possess exclusive voting power. There will be no cumulative voting in the election of directors, which means that the holders of a majority of the outstanding shares of common stock, voting as a single class, may elect all of the directors then standing for election.
      In accordance with Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business unless declared advisable by the board of directors and approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter, unless a lesser percentage (but not less than a majority of all the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Subject to certain exceptions, our charter requires approval by only a majority of all the votes entitled to be cast to approve the matters described in the preceding sentence. Maryland law permits the merger of a 90% or more owned subsidiary with or into its parent without stockholder approval provided (i) the charter of the successor is not amended other than in certain minor respects and (ii) the contract rights of any stock of the successor issued in the merger in exchange for stock of the other corporation are identical to the contract rights of the stock for which it is exchanged. Also, because Maryland law may not require the stockholders of a parent corporation to approve a merger or sale of all or substantially all of the assets of a subsidiary entity, our subsidiaries may be able to merge or sell all or substantially all of their assets without a vote of our stockholders.
Dividends, Liquidation and Other Rights
      All shares of common stock offered by this prospectus will be duly authorized, fully paid and nonassessable. Holders of our shares of common stock will be entitled to receive dividends or other distributions if and when authorized by our board of directors and declared by us out of assets legally available for the payment of dividends or other distributions. They also will be entitled to share ratably in our assets legally available for distribution to our stockholders in the event of our liquidation, dissolution or winding up, after payment of or adequate provision for all of our known debts and liabilities. These rights will be subject to the preferential rights of any other class or series of our stock and to the provisions of our charter regarding restrictions on transfer and ownership of our stock.
      Holders of our shares of common stock generally have no appraisal, preference, conversion, exchange, sinking fund or redemption rights and have no preemptive rights to subscribe for any of our securities. Subject to the restrictions on transfer of capital stock contained in our charter all shares of common stock will have equal dividend, liquidation and other rights.

Preferred Stock and Power to Reclassify Shares of Our Stock
      Our charter authorizes our board of directors to reclassify any unissued shares of stock into any class or series of stock, including preferred stock, to classify any unissued shares of common stock or preferred stock or to reclassify any previously classified but unissued shares of any series of preferred stock previously authorized by our board of directors. Prior to issuance of shares of each class or series of preferred stock, our board of directors is required by Maryland law and our charter to fix, subject to our charter restrictions on transfer and ownership, the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption for each class or series of preferred stock. Thus, our board could authorize the issuance of shares of common stock with terms and conditions, or preferred stock with priority over our existing common stock with respect to distributions and rights upon liquidation or with other terms and conditions, that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for you or otherwise be in your best interest. As of the completion of this offering, no shares of our preferred stock will be outstanding and we have no present plans to issue any preferred stock.
Power to Increase and Issue Additional Shares of Common Stock and Preferred Stock
      We believe that the power of our board of directors to amend our charter to increase the aggregate number of shares of our authorized stock or the number of shares of stock of any class or series, to issue additional shares of common stock or preferred stock and to classify or reclassify unissued shares of our common stock or preferred stock and thereafter to issue the classified or reclassified shares of stock provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. The additional classes or series, as well as our common stock, are available for issuance without further action by our stockholders, unless stockholder action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. Although our board of directors has no current intention of doing so, it could increase our authorized capital stock and further authorize us to issue a class or series that could, depending upon the terms of such class or series of stock, delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or otherwise be in your best interest.
Restrictions on Ownership and Transfer
      In order to qualify as a REIT under the Internal Revenue Code, our shares of stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year. Also, no more than 50% of the value of our outstanding shares of capital stock may be owned, directly or indirectly, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of any taxable year. Neither of these requirements apply to our first short taxable year beginning on the business day prior to the closing of this offering and ending on December 31, 2005.
      To help us to qualify as a REIT, our charter, subject to certain exceptions, contains restrictions on the number of shares of our capital stock that a person may own. Our charter provides that generally no person may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, either (1) more than 9.9% in value of our outstanding shares of capital stock, or the aggregate, stock ownership limit or (2) more than 9.9% in value or in number of shares, whichever is more restrictive, of our outstanding common stock, or the common stock ownership limit.
      Our charter also prohibits any person from (a) beneficially or constructively owning shares of our capital stock that would result in our being “closely held” under Section 856(h) of the Internal Revenue Code, (b) transferring shares of our capital stock if such transfer would result in our capital stock being beneficially owned by fewer than 100 persons and (c) beneficially or constructively owning shares of our stock if such transfer would cause us to own, directly or indirectly, 10% or more of the ownership interests in a tenant of our company (or a tenant of any entity owned or controlled by us) or will otherwise cause us to fail to qualify as a REIT. Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our capital stock that will or may violate any of the foregoing restrictions on transferability and ownership, and any person who would have owned shares of our stock that resulted in a transfer of shares to a charitable trust (as described below), will be required to give written notice immediately to us, or in the case of a proposed or attempted transaction, to give at least 15 days’ prior written notice to us, and provide us with such other information as we may request in order to determine the effect of such transfer on our status as a REIT. The foregoing restrictions on transferability and ownership will not apply if our board of directors, subject to approval by the affirmative vote of holders of not less than a majority of all the votes entitled to be cast on the matter, determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.
      Our board of directors, in its sole discretion, may exempt a person from the above ownership limits and any of the restrictions described above. However, the board of directors may not grant an exemption to any person unless the board of directors obtains such representations, covenants and undertakings as the board of directors may deem appropriate in order to determine that granting the exemption would not result in our losing our status as a REIT. As a condition of granting the exemption, our board of directors may require a ruling from the IRS or an opinion of counsel, in either case in form and substance satisfactory to the board of directors in its sole discretion, in order to determine or ensure our status as a REIT.
      Our board of directors may increase or decrease the common stock ownership limit and/or the aggregate stock ownership limit so long as the change would not result in five or fewer persons beneficially owning more than 49.9% in value of our outstanding capital stock. Any decrease in the common stock ownership limit and/or the aggregate stock ownership limit shall not apply to any person whose percentage ownership of capital stock is in excess of the decreased ownership limits until such time as such person’s percentage ownership of capital stock falls below the decreased ownership limits.
      However, if any transfer of our shares of stock occurs that, if effective, would result in any person beneficially or constructively owning shares of stock in excess, or in violation, of the above transfer or ownership limitations, known as a prohibited owner, then that number of shares of stock, the beneficial or constructive ownership of which otherwise would cause such person to violate the transfer or ownership limitations (rounded up to the nearest whole share), will be automatically transferred to a charitable trust for the exclusive benefit of a charitable beneficiary, and the prohibited owner will not acquire any rights in such shares. This automatic transfer will be considered effective as of the close of business on the business day before the violative transfer. If the transfer to the charitable trust would not be effective for any reason to prevent the violation of the above transfer or ownership limitations, then the transfer of that number of shares of stock that otherwise would cause any person to violate the above limitations will be null and void. Shares of stock held in the charitable trust will continue to constitute issued and outstanding shares of our stock. The prohibited owner will not benefit economically from ownership of any shares of stock held in the charitable trust, will have no rights to dividends or other distributions and will not possess any rights to vote or other rights attributable to the shares of stock held in the charitable trust. The trustee of the charitable trust will be designated by us and must be unaffiliated with us or any prohibited owner and will have all voting rights and rights to dividends or other distributions with respect to shares of stock held in the charitable trust, and these rights will be exercised for the exclusive benefit of the trust’s charitable beneficiary. Any dividend or other distribution paid before our discovery that shares of stock have been transferred to the trustee will be paid by the recipient of such dividend or distribution to the trustee upon demand, and any dividend or other distribution authorized but unpaid will be paid when due to the trustee. Any dividend or distribution so paid to the trustee will be held in trust for the trust’s charitable beneficiary. The prohibited owner will have no voting rights with respect to shares of stock held in the charitable trust, and, subject to Maryland law, effective as of the date that such shares of stock have been transferred to the trustee, the trustee, in its sole discretion, will have the authority to:

•	rescind as void any vote cast by a prohibited owner prior to our discovery that such shares have been transferred to the trustee; and

•	recast such vote in accordance with the desires of the trustee acting for the benefit of the trust’s beneficiary.
However, if we have already taken irreversible corporate action, then the trustee will not have the authority to rescind and recast such vote.
      Within 20 days of receiving notice from us that shares of stock have been transferred to the charitable trust, and unless we buy the shares first as described below, the trustee will sell the shares of stock held in the charitable trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations in our charter. Upon the sale, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and to the charitable beneficiary. The prohibited owner will receive the lesser of:

•	the price paid by the prohibited owner for the shares or, if the prohibited owner did not give value for the shares in connection with the event causing the shares to be held in the charitable trust

(for example, in the case of a gift or devise), the market price of the shares on the day of the event causing the shares to be held in the charitable trust; and

•	the price per share received by the trustee from the sale or other disposition of the shares held in the charitable trust (less any commission and other expenses of a sale).

The trustee may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. Any net sale proceeds in excess of the amount payable to the prohibited owner will be paid immediately to the charitable beneficiary. If, before our discovery that shares of stock have been transferred to the charitable trust, such shares are sold by a prohibited owner, then:

•	such shares will be deemed to have been sold on behalf of the charitable trust; and

•	to the extent that the prohibited owner received an amount for such shares that exceeds the amount that the prohibited owner was entitled to receive as described above, the excess must be paid to the trustee upon demand.
      In addition, shares of stock held in the charitable trust will be deemed to have been offered for sale to us, or our designee, at a price per share equal to the lesser of:

•	the price per share in the transaction that resulted in such transfer to the charitable trust (or, in the case of a gift or devise, the market price at the time of the gift or devise); and

•	the market price on the date we, or our designee, accept such offer.
We may reduce the amount payable to the prohibited owner by the amount of dividends and distributions paid to the prohibited owner and owed by the prohibited owner to the trustee. We will pay the amount of such reduction to the trustee for the benefit of the charitable beneficiary. We will have the right to accept the offer until the trustee has sold the shares of stock held in the charitable trust. Upon such a sale to us, the interest of the charitable beneficiary in the shares sold will terminate and the trustee will distribute the net proceeds of the sale to the prohibited owner and any dividends or other distributions held by the trustee will be paid to the charitable beneficiary.
      All certificates representing shares of our capital stock will bear a legend referring to the restrictions described above.
      Every owner of more than 5% (or such lower percentage as required by the Internal Revenue Code or the regulations promulgated thereunder) in value of the outstanding shares of our capital stock, within 30 days after the end of each taxable year, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of shares of our stock that the owner beneficially owns and a description of the manner in which the shares are held. Each such owner must also provide to us such additional information as we may request in order to determine the effect, if any, of the owner’s beneficial ownership on our status as a REIT and to ensure compliance with our ownership limitations. In addition, each of our stockholders, whether or not an owner of 5% or more of our capital stock, must upon demand provide to us such information as we may request, in good faith, in order to determine our status as a REIT and to comply with the requirements of any taxing authority or governmental authority or to determine such compliance and to ensure our compliance with the ownership restrictions in our charter.
      The ownership and transfer limitations in our charter could delay, defer or prevent a transaction or a change in control of us that might involve a premium price for holders of our common stock or might otherwise be in the best interest of our stockholders.
Transfer Agent and Registrar
      The transfer agent and registrar for our shares of common stock will be American Stock Transfer & Trust Company.

CERTAIN PROVISIONS OF MARYLAND LAW
AND OF OUR
CHARTER AND BYLAWS
      The following is a summary description of certain material provisions of Maryland law and of our charter and bylaws. For a complete description, please see the Maryland General Corporation Law, our charter and our bylaws. We have filed copies of our charter and bylaws as exhibits to the registration statement of which this prospectus is a part. See “Where You Can Find More Information.”
Our Board of Directors
      Our charter and bylaws provide that the number of our directors will be not less than the minimum number required by Maryland law and not more than 15 and may only be increased or decreased by a vote of a majority of our directors. Any and all vacancies on the board of directors will be filled only by the affirmative vote of a majority of the remaining directors even if the remaining directors constitute less than a quorum. Any director elected to fill a vacancy will serve for the remainder of the full term of the directorship in which the vacancy occurred and until a successor is elected and qualifies. Our charter provides that a director may be removed with or without cause upon the affirmative vote of at least two-thirds the votes entitled to be cast in the election of directors. However, because of the board’s exclusive power to fill vacant directorships, stockholders are precluded from filling the vacancies created by any removal with their own nominees. Pursuant to our charter, each member of our board of directors is elected by our stockholders to serve until the next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Holders of shares of our common stock will have no right to cumulative voting in the election of directors. Consequently, at each annual meeting of stockholders, the holders of a majority of the shares of our common stock will be able to elect all of our directors.
Amendment to the Charter and Bylaws
      Generally, our charter may be amended only if the amendment is declared advisable by our board of directors and approved by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter. However, amendments to certain provisions of our charter shall be valid only if declared advisable by our board of directors and approved by the affirmative vote of the holders of two-thirds of all the votes entitled to be cast on the matter. Our board of directors has the exclusive power to adopt, alter or repeal any provision of our bylaws and make new bylaws. As permitted by the MGCL, our charter contains a provision permitting our directors, without any action by our stockholders, to amend the charter to increase or decrease the aggregate number of shares of stock of any class or series that we have authority to issue.
Dissolution
      Our dissolution must be approved by a majority of our entire board of directors and by the affirmative vote of the holders of not less than a majority of all of the votes entitled to be cast on the matter.
Business Combinations
      Maryland law prohibits “business combinations” between us and an interested stockholder or an affiliate of an interested stockholder for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or transfer of equity securities, liquidation plan or reclassification of equity securities. Maryland law defines an interested stockholder as:

•	any person or entity who beneficially owns 10% or more of the voting power of our stock; or

•	an affiliate or associate of ours who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of our then outstanding voting stock.
      A person is not an interested stockholder if our board of directors approves in advance the transaction by which the person otherwise would have become an interested stockholder. However, in approving a transaction, our board of directors may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our board of directors.
      After the five-year prohibition, any business combination between us and an interested stockholder or an affiliate of an interested stockholder generally must be recommended by our board of directors and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of our then-outstanding shares of voting stock; and

•	two-thirds of the votes entitled to be cast by holders of our voting stock other than stock held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or stock held by an affiliate or associate of the interested stockholder.
      These super-majority vote requirements do not apply if our common stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its stock.
      The statute permits various exemptions from its provisions, including business combinations that are approved or exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder.
      Our board of directors has adopted a resolution providing that any business combination between us and any other person is exempted from this statute. This resolution, however, may be altered or repealed in whole or in part at any time, without a vote of the stockholders. If this resolution is repealed, the statute may discourage others from trying to acquire control of us and increase the difficulty of consummating any offer.
Control Share Acquisitions
      Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares owned by the acquiror or by officers or by directors who are our employees are excluded from the shares entitled to vote on the matter. “Control shares” are voting shares of stock that, if aggregated with all other shares of stock currently owned by the acquiring person, or in respect of which the acquiring person is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.
      Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition of control shares, subject to certain exceptions.

      A person who has made or proposes to make a control share acquisition may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. The right to compel the calling of a special meeting is subject to the satisfaction of certain conditions, including an undertaking to pay the expenses of the meeting. If no request for a meeting is made, we may present the question at any stockholders meeting.
      If voting rights are not approved at the stockholders meeting or if the acquiring person does not deliver the statement required by Maryland law, then, subject to certain conditions and limitations, we may redeem any or all of the control shares, except those for which voting rights have previously been approved, for fair value. Fair value is determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of the shares were considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares for purposes of these appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if we are a party to the transaction, nor does it apply to acquisitions approved by or exempted by our charter or bylaws.
      Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of our stock and, consequently, the control share acquisitions statute will not apply to us unless our board of directors later amends our bylaws to modify or eliminate this provision, which it may do without stockholder approval.
Maryland Unsolicited Takeovers Act
      Subtitle 8 of Title 3 of the Maryland General Corporation Law permits a Maryland corporation with a class of equity securities registered under the Securities Exchange Act of 1934, as amended, and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of directors;

•	a requirement that a vacancy on the board be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.
      In our charter, we have elected, at such time as we have a class of securities registered under the Securities Exchange Act and have at least three independent directors, that vacancies on the board be filled only by the remaining directors, even if the remaining directors do not constitute a quorum, and for the remainder of the full term of the directorship in which the vacancy occurred. Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (a) require a two-thirds vote for the removal of any director from the board, (b) vest in the board the exclusive power to fix the number of directorships and (c) provide that unless called by our chairman of our board of directors, our president, our chief executive officer or our board of directors, a special meeting of stockholders may only be called by our secretary upon the written request of the stockholders entitled to cast not less than a majority of all the votes entitled to be cast at the meeting.

Limitation of Liability and Indemnification
      Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.
      Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.
      Our charter also authorizes our company, to the maximum extent permitted by Maryland law, to obligate our company to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.
      Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit our company to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employee or agent of our company or a predecessor of our company.
      Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, or

•	the director or officer actually received an improper personal benefit in money, property or services, or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
      However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis of that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and

•	a written undertaking by him or her on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
      We also expect to enter into indemnification agreements with our directors and certain executive officers that obligate us to indemnify them to the maximum extent permitted by Maryland law. The indemnification agreements will require us to indemnify the director or officer, the indemnitee, against all judgments, penalties, fines and amounts paid in settlement and all expenses actually and reasonably incurred by the indemnitee or on his or her behalf in connection with a proceeding other than one initiated by or on behalf of us. In addition, the indemnification agreements require us to indemnify the indemnitee against all amounts paid in settlement and all expenses actually and reasonably incurred by the indemnitee or on his or her behalf in connection with a proceeding that is brought by or on behalf of us. In either case, the indemnitee is not entitled to indemnification if it is established that one of the exceptions to indemnification under Maryland law set forth above exists. In addition, the indemnification agreements will require us to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied by: (1) a written affirmation of the indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification, and (2) an undertaking by or on behalf of the indemnitee to repay the amount if it is ultimately determined that the standard of conduct was not met. The indemnification agreements also provide for procedures for the determination of entitlement to indemnification.
      The general effect to investors of any arrangement under which any person who controls us or any of our directors, officers or agents who is insured or indemnified against liability is a potential reduction in distributions to our stockholders resulting from our payment of premiums associated with liability insurance and payment of indemnifiable expenses and losses.
      The SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable. As a result, indemnification of our directors and officers may not be allowed for liabilities arising from or out of a violation of state or federal securities laws.
Meetings of Stockholders
      Special meetings of stockholders may be called only by our board of directors, the chairman of our board of directors, our chief executive officer, our president or, in the case of a stockholder requested special meeting, by our secretary upon the written request of the holders of common stock entitled to cast not less than a majority of all votes entitled to be cast at such meeting. Only matters set forth in the notice of the special meeting may be considered and acted upon at such a meeting.
Advance Notice of Director Nominations and New Business
      Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to the board of directors and the proposal of business to be considered by stockholders may be made only:

•	pursuant to our notice of the meeting,

•	by the board of directors, or

•	by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of the bylaws.

      With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our board of directors at a special meeting may be made only:

•	pursuant to our notice of the meeting, and

•	by the board of directors, or

•	provided that the board of directors has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of the bylaws.
      Generally, in accordance with our bylaws, a stockholder seeking to nominate a director or bring other business before our annual meeting of stockholders must deliver a notice to our secretary not later than 5:00 p.m., Eastern Time, on the 120th day, nor earlier than the 150th day, prior to the first anniversary of the date of mailing of the notice for the prior year’s annual meeting of stockholders (for purposes of our 2006 annual meeting, notice by the stockholder to be timely must be delivered not earlier than the 150th day prior to the date of such annual meeting of stockholders and not later than 5:00 pm, Eastern Time, on the later of the 120th day prior to the date of such annual meeting of stockholders or the 10th day following the day on which public announcement of the date of the annual meeting of stockholders is first made by us). For a stockholder seeking to nominate a candidate for our board of directors, the notice must describe various matters regarding the nominee, including name, address, occupation and number of shares held, and other specified matters. For a stockholder seeking to propose other business, the notice must include a description of the proposed business, the reasons for the proposal and other specified matters.

SHARES ELIGIBLE FOR FUTURE SALE
      Upon completion of this offering, we will have 12,813,750 shares of common stock outstanding, assuming no exercise of the underwriters’ overallotment option. Of these shares, the 12,750,000 shares sold in this offering will be freely tradable without restriction or limitation under the Securities Act, subject to the limitations on ownership set forth in our charter, except for any shares held by our “affiliates,” as that term is defined by Rule 144 under the Securities Act. See “Description of Our Capital Stock — Restrictions on Ownership and Transfer.” Any shares of common stock issued to Bresler & Reiner, or our directors or officers pursuant to our directed share program, and all of the 1,000,000 shares anticipated to be purchased in this offering by Bresler & Reiner outside of our directed share program, will also be subject to the transfer restrictions imposed by the lock-up agreements described below. In addition, the shares of common stock held by Sidney M. Bresler, our chairman, president and chief executive officer, as of the date of this prospectus (which does not include shares purchased through our directed share program) will be subject to a two year lock-up agreement described below. The shares of common stock issuable upon conversion of approximately 402,000 LTIP units issued to our directors and executive officers and Bresler & Reiner, plus any shares of our common stock purchased by affiliates in this offering, will be “restricted shares” as defined in Rule 144.
Rule 144
      Prior to this offering, all of our common stock is held by Sidney M. Bresler. Mr. Bresler acquired 1,000 shares in March 2005 in a private transaction in connection with the formation of our company. All of these shares will be restricted shares as defined in Rule 144. We will effect a stock split in the form of a stock dividend so that Sidney M. Bresler will hold one-half of 1.0% of our common stock being sold in this offering (excluding any exercise of the underwriters’ over-allotment option). These shares will be subject to a two-year contractual lock-up agreement following completion of this offering. In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned restricted common stock for at least one year would be entitled to sell, within any three-month period, that number of shares that does not exceed the greater of:

•	1% of the shares of common stock outstanding, which will equal approximately 127,500 shares of common stock immediately after this offering, assuming no exercise of the Underwriters’ overallotment option; or

•	the average weekly trading volume of our shares of common stock on the NYSE during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.
      Sales under Rule 144 also are subject to certain manner of sale provisions, notice requirements and the availability of current public information about us. Under Rule 144(k), a person who is deemed not to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the restricted shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, note, public information or value limitation provisions of Rule 144.
Redemption Rights
      Upon completion of the formation transactions, there will be approximately 402,000 LTIP units outstanding held by Bresler & Reiner and our directors and officers. As a holder of LTIP units, the holder will have the right to redeem those LTIP units for operating partnership units which can then be tendered for redemption beginning 12 months after the completion of the offering in exchange for, at our option, shares of our common stock on a one-for-one basis or an equivalent amount of cash. See “Partnership Agreement — Redemption Rights.”

Registration Rights
      Within four months of when we become eligible to use Form S-3 or any successor short form of registration statement, we have agreed to file a resale shelf registration statement to register the shares of our common stock issuable upon redemption of the operating partnership units that are issuable upon the conversion of the LTIP units to be issued in the formation transactions, so as to make those shares freely tradable. We will bear expenses incident to the registration requirements other than any underwriting fees, discounts or commissions, SEC or state Securities registration fees, and transfer taxes or certain other fees or taxes relating to such shares, or out-of-pocket expenses of the LTIP holder.
Lock-Up Agreements
      In addition to the limitations placed on the sale of shares of common stock by operation of the Securities Act, Bresler & Reiner, all of our executive officers and our directors have agreed with the underwriters, subject to certain exceptions, not to sell or otherwise transfer their shares of common stock, or any securities convertible into or exchangeable for shares of common stock owned by them at the completion of this offering or thereafter acquired by them, for a period of 180 days after the date of this prospectus without the underwriters’ prior written consent. The lock-up agreements signed by our executive officers and directors as well as by Bresler & Reiner will cover approximately 1,572,500 shares of our common stock, including shares issuable upon redemption of the LTIP units to be issued in the formation transactions.
      Our chairman, president and chief executive officer, Sidney M. Bresler, has agreed, subject to certain exceptions, not to sell or otherwise transfer any of the 63,750 shares of our common stock, he will own before completion of this offering as a result of a stock dividend paid on the 1,000 shares he acquired upon our formation, for a period of two years after the date of this prospectus without the underwriters’ prior written consent.
      In addition, we have agreed that, for a period of 180 days after the date of this prospectus, we will not, subject to certain exceptions, offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable for any shares of our common stock, without the prior written consent of the underwriters. See “Underwriting.”

FEDERAL INCOME TAX CONSIDERATIONS
      This section summarizes the current material federal income tax consequences to our company and to our stockholders generally resulting from the treatment of our company as a REIT. Because this section is a general summary, it does not address all of the potential tax issues that may be relevant to you in light of your particular circumstances. Hunton & Williams LLP has acted as our counsel, has reviewed this summary, and is of the opinion that the discussion contained herein fairly summarizes the federal income tax consequences that are material to a holder of shares of our common stock. The discussion does not address all aspects of taxation that may be relevant to particular stockholders in light of their personal investment or tax circumstances, or to certain types of stockholders that are subject to special treatment under the federal income tax laws, such as insurance companies, tax-exempt organizations (except to the limited extent discussed in “— Taxation of Tax-Exempt Stockholders”), financial institutions or broker-dealers, non-U.S. individuals and foreign corporations (except to the limited extent discussed in “— Taxation of Non-U.S. Stockholders”) and other persons subject to special tax rules.
      The statements in this section and the opinion of Hunton & Williams LLP are based on the current federal income tax laws governing qualification as a REIT. We cannot assure you that new laws, interpretations of law or court decisions, any of which may take effect retroactively, will not cause any statement in this section to be inaccurate.
      This section is not a substitute for careful tax planning. Prospective investors are urged to consult their own tax advisors regarding the specific federal, state, local, foreign and other tax consequences to them, in light of their own particular circumstances, of the purchase, ownership and disposition of shares of our common stock, our election to be taxed as a REIT and the effect of potential changes in applicable tax laws.
Taxation of Our Company
      We currently are taxed as a pass-through entity under subchapter S of the Internal Revenue Code, but intend to revoke our S election on the business day prior to the closing of this offering. We intend to elect to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, effective for our short taxable year beginning on the date of the revocation of the S election and ending on December 31, 2005. We believe that, commencing with such short taxable year, we will be organized and will operate in such a manner to enable us to qualify for taxation as a REIT under the Internal Revenue Code. We further believe that our proposed future method of operation will enable us to continue to qualify as a REIT. However, no assurances can be given that our beliefs or expectations will be fulfilled, since qualification as a REIT depends on our continuing to satisfy numerous asset, income and distribution tests described below, the satisfaction of which depends, in part, on our operating results.
      The sections of the Internal Revenue Code relating to qualification and operation as a REIT, and the federal income taxation of a REIT and its stockholders, are highly technical and complex. The following discussion sets forth only the material aspects of those sections. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions and the related rules and regulations.
      In connection with this offering, Hunton & Williams LLP is rendering an opinion, which will be filed as an exhibit to the registration statement of which this prospectus is a part, that, commencing with our short taxable year beginning on the business day prior to the closing of this offering and ending on December 31, 2005, assuming that we complete the elections and other procedural steps described in this discussion of “Federal Income Tax Considerations” in a timely fashion, we will be organized in conformity with the requirements for qualification and taxation as a REIT under the federal income tax laws, and our proposed method of operation will enable us to meet the requirements for qualification and taxation as a REIT under the federal income tax laws for our short taxable year ending December 31, 2005 and for future years. This opinion, however, is based upon factual assumptions and representations made by us. Moreover, such qualification and taxation as a REIT depend upon our ability to meet, for each taxable year, various tests imposed under the Internal Revenue Code as discussed below. Those qualification tests involve the percentage of income that we earn from specified sources, the percentage of our assets that falls within specified categories, the diversity of our share ownership, and the percentage of our earnings that we distribute. Hunton & Williams LLP will not review our compliance with those tests on a continuing basis. Accordingly, with respect to our current and future taxable years, no assurance can be given that the actual results of our operation will satisfy such requirements. For a discussion of the tax consequences of our failure to qualify as a REIT. See “— Failure to Qualify.”
      As a REIT, we generally are not subject to federal income tax on the taxable income that we currently distribute to our stockholders. The benefit of that tax treatment is that it avoids the “double taxation,” or taxation at both the corporate and stockholder levels, that generally results from owning shares in a corporation. However, we will be subject to federal tax in the following circumstances:

•	We are subject to the corporate federal income tax on taxable income, including net capital gain, that we do not distribute to stockholders during, or within a specified time period after, the calendar year in which the income is earned.

•	We are subject to the corporate “alternative minimum tax” on any items of tax preference that we do not distribute or allocate to stockholders.

•	We are subject to tax, at the highest corporate rate, on:

•	net income from the sale or other disposition of property acquired through foreclosure (“foreclosure property”) that we hold primarily for sale to customers in the ordinary course of business, and

•	other non-qualifying income from foreclosure property.

•	We are subject to a 100% tax on net income from sales or other dispositions of property, other than foreclosure property, that we hold primarily for sale to customers in the ordinary course of business.

•	If we fail to satisfy the 75% gross income test or the 95% gross income test, as described below under “— Gross Income Tests,” but nonetheless continue to qualify as a REIT because we meet other requirements, we will be subject to a 100% tax on:

•	the greater of (1) the amount by which we fail the 75% test, or (2) the amount by which we fail the 95% test, multiplied, in either case, by

•	a fraction intended to reflect our profitability.

•	If we fail to distribute during a calendar year at least the sum of: (1) 85% of our REIT ordinary income for the year, (2) 95% of our REIT capital gain net income for the year, and (3) any undistributed taxable income from earlier periods, then we will be subject to a 4% nondeductible excise tax on the excess of the required distribution over the amount we actually distributed.

•	We may elect to retain and pay income tax on our net long-term capital gain. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain (to the extent that we make a timely designation of such gain to the stockholder) and would receive a credit or refund for its proportionate share of the tax we paid.

•	We will be subject to a 100% tax on transactions with a taxable REIT subsidiary that are not conducted on an arm’s-length basis.

•	In the event of a more than de minimis failure of any of the asset tests, as described below under “— Asset Tests,” as long as the failure was due to reasonable cause and not to willful neglect and we dispose of the assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify the failure, we will pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy any of the asset tests.

•	If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, as long as the failure was due to reasonable cause and not due to willful neglect, we will maintain our REIT status, but we will be required to pay a penalty of $50,000 for each such failure.

•	If we acquire an asset from a corporation in a transaction in which our basis in the asset is determined by reference to the basis of the asset in the hands of a present or former C corporation, and if we subsequently recognized gain on the disposition of this asset during the ten year period beginning on the date on which the asset ceased to be owned by the C corporation, then we will pay tax at the highest regular corporate tax rate, which is currently 35%, on the lesser of the excess of the fair market value of the asset over the C corporation’s basis in the asset on the date the asset ceased to be owned by the C corporation, or the gain we recognize in the disposition.

Requirements for Qualification
      A REIT is a corporation, trust or association that meets each of the following requirements:

(1)	It is managed by one or more trustees or directors;

(2)	Its beneficial ownership is evidenced by transferable shares or by transferable certificates of beneficial interest;

(3)	It would be taxable as a domestic corporation but for Sections 856 through 860 of the Internal Revenue Code;

(4)	It is neither a financial institution nor an insurance company subject to special provisions of the federal income tax laws;

(5)	At least 100 persons are beneficial owners of its shares or ownership certificates (determined without reference to any rules of attribution);

(6)	Not more than 50% in value of its outstanding shares or ownership certificates is owned, directly or indirectly, by five or fewer individuals, which the federal income tax laws define to include certain entities, during the last half of any taxable year; and

(7)	It elects to be a REIT, or has made such election for a previous taxable year, and satisfies all relevant filing and other administrative requirements established by the Internal Revenue Service that must be met to elect and maintain REIT status.
      We must meet requirements 1 through 4 during our entire taxable year and must meet requirement 5 during at least 335 days of a taxable year of 12 months or during a proportionate part of a taxable year of less than 12 months. If we comply with all the requirements for ascertaining information concerning the ownership of our outstanding shares in a taxable year and have no reason to know that we violated requirement 6, we will be deemed to have satisfied requirement 6 for that taxable year. For purposes of determining share ownership under requirement 6, an “individual” generally includes a supplemental unemployment compensation benefits plan, a private foundation, or a portion of a trust permanently set aside or used exclusively for charitable purposes. An “individual,” however, generally does not include a trust that is a qualified employee pension or profit sharing trust under the federal income tax laws, and beneficiaries of such a trust will be treated as holding our shares in proportion to their actuarial interests in the trust for purposes of requirement 6. Requirements 5 and 6 do not apply during our first taxable year as a REIT, which is our short taxable year ending December 31, 2005.
      We believe that we will issue sufficient common stock in this offering, with sufficient diversity of ownership, to satisfy requirements 5 and 6, and our charter provides for restrictions regarding the ownership and transfer of shares of our common stock so that we should continue to satisfy requirements 5 and 6. The provisions of the charter restricting the ownership and transfer of shares of our common stock are described in “Description of Our Capital Stock — Restrictions on Ownership and Transfer.”

      A corporation that is a “qualified REIT subsidiary,” or QRS, is not treated as a corporation separate from its parent REIT. All assets, liabilities, and items of income, deduction, and credit of a “qualified REIT subsidiary” are treated as assets, liabilities, and items of income, deduction, and credit of the REIT. A “qualified REIT subsidiary” is a corporation all of the capital stock of which is owned by the REIT and that has not elected to be a taxable REIT subsidiary. Thus, in applying the requirements described herein, any “qualified REIT subsidiary” that we own will be ignored, and all assets, liabilities, and items of income, deduction, and credit of such subsidiary will be treated as our assets, liabilities, and items of income, deduction, and credit.
      An unincorporated domestic entity, such as a partnership or limited liability company, that has a single owner, generally is not treated as an entity separate from its parent for federal income tax purposes. An unincorporated domestic entity with two or more owners is generally treated as a partnership for federal income tax purposes. In the case of a REIT that is a partner in a partnership that has other partners, the REIT is treated as owning its proportionate share of the assets of the partnership and as earning its allocable share of the gross income of the partnership for purposes of the applicable REIT qualification tests. Thus, our proportionate share of the assets, liabilities and items of income of our operating partnership and any other partnership, joint venture, or limited liability company that is treated as a partnership for federal income tax purposes in which we acquire an interest, directly or indirectly, is treated as our assets and gross income for purposes of applying the various REIT qualification requirements. For purposes of the 10% value test (described in “— Asset Tests”), our proportionate share is based on our proportionate interest in the equity interests and certain debt securities issued by the partnership. For all of the other asset and income tests, our proportionate share is based on our capital interest in the equity interests issued by the partnership.
      A REIT is permitted to own up to 100% of the stock of one or more “taxable REIT subsidiaries.” A taxable REIT subsidiary is a fully taxable corporation that may earn income that would not be qualifying income if earned directly by the parent REIT. The subsidiary and the REIT must jointly elect to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary will pay income tax at regular corporate rates on any income that it earns. In addition, the taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to its parent REIT to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% tax on transactions between a taxable REIT subsidiary and its parent REIT or the REIT’s tenants that are not conducted on an arm’s-length basis. We may engage in activities indirectly through a taxable REIT subsidiary as necessary or convenient to avoid obtaining the benefit of income or services that would jeopardize our REIT status if we engaged in the activities directly.
      Midlantic Services, Inc., one of our wholly owned subsidiaries, will elect to be a taxable REIT subsidiary and, therefore, will be subject to federal and state income taxes on its net income at the standard corporate rates. We intend to conduct property development and other activities through Midlantic Services, Inc. to the extent necessary to maintain our REIT status and to avoid the 100% tax on income from prohibited transactions. See description below under “— Prohibited Transactions.” In addition, we might also dispose of an unwanted asset through a taxable REIT subsidiary as necessary or convenient to avoid the prohibited transaction tax.
Gross Income Tests
      We must satisfy two gross income tests annually to maintain our qualification as a REIT. First, at least 75% of our gross income for each taxable year must consist of defined types of income that we derive, directly or indirectly, from investments relating to real property or mortgages on real property or qualified temporary investment income. Qualifying income for purposes of that 75% gross income test generally includes:

•	rents from real property;

•	interest on debt secured by mortgages on real property or on interests in real property;

•	dividends or other distributions on, and gain from the sale of, shares in other REITs;

•	gain from the sale of real estate assets; and

•	income derived from the temporary investment of new capital that is attributable to the issuance of our shares of beneficial interest or a public offering of our debt with a maturity date of at least five years and that we receive during the one year period beginning on the date on which we received such new capital.
      Second, in general, at least 95% of our gross income for each taxable year must consist of income that is qualifying income for purposes of the 75% gross income test, other types of interest and dividends, gain from the sale or disposition of stock or securities or any combination of these. Gross income from our sale of property that we hold primarily for sale to customers in the ordinary course of business is excluded from both the numerator and the denominator in both income tests. Gross income from “hedging transactions,” as defined in “— Hedging Transactions,” that are clearly and timely identified as such is excluded from both the numerator and the denominator in the 95% gross income test. The following paragraphs discuss the specific application of the gross income tests to us.
      Rents from Real Property. Rent that we receive from our real property will qualify as “rents from real property,” which is qualifying income for purposes of the 75% and 95% gross income tests, only if the following conditions are met.
      First, the rent must not be based in whole or in part on the income or profits of any person. Participating rent, however, will qualify as “rents from real property” if it is based on percentages of receipts or sales and the percentages:

•	are fixed at the time the leases are entered into;

•	are not renegotiated during the term of the leases in a manner that has the effect of basing rent on income or profits; and

•	conform with normal business practice.
      More generally, the rent will not qualify as “rents from real property” if, considering the relevant lease and all the surrounding circumstances, the arrangement does not conform with normal business practice, but is in reality used as a means of basing the rent on income or profits. We have represented to Hunton & Williams LLP that we intend to set and accept rents which are fixed dollar amounts or a fixed percentage of gross revenue, and not to any extent by reference to any person’s income or profits, in compliance with the rules above.
      Second, we must not own, actually or constructively, 10% or more of the stock or the assets or net profits of any lessee, referred to as a related party tenant, other than a taxable REIT subsidiary. The constructive ownership rules generally provide that, if 10% or more in value of our shares is owned, directly or indirectly, by or for any person, we are considered as owning the stock owned, directly or indirectly, by or for such person. We do not own any stock or any assets or net profits of any lessee directly. In addition, our charter prohibits transfers of our shares that would cause us to own actually or constructively, 10% or more of the ownership interests in a lessee. We should, therefore, never own, actually or constructively, 10% or more of any lessee other than a taxable REIT subsidiary. We have represented to Hunton & Williams LLP that we will not rent any property to a related-party tenant. However, because the constructive ownership rules are broad and it is not possible to monitor continually direct and indirect transfers of our shares, no absolute assurance can be given that such transfers or other events of which we have no knowledge will not cause us to own constructively 10% or more of a lessee other than a taxable REIT subsidiary at some future date.
      As described above, we may own up to 100% of the stock of one or more taxable REIT subsidiaries. Under an exception to the related-party tenant rule described in the preceding paragraph, rent that we receive from a taxable REIT subsidiary will qualify as “rents from real property” as long as (1) at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related party tenants, (2) the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space and (3) the amount paid is not attributable to increased rent as a result of a modification of a lease with a taxable REIT subsidiary in which we own directly or indirectly more than 50% of the voting power or value of the stock (a “controlled taxable REIT subsidiary”). If in the future we receive rent from a taxable REIT subsidiary, we will seek to comply with this exception.
      Third, the rent attributable to the personal property leased in connection with a lease of real property must not be greater than 15% of the total rent received under the lease. The rent attributable to personal property under a lease is the amount that bears the same ratio to total rent under the lease for the taxable year as the average of the fair market values of the leased personal property at the beginning and at the end of the taxable year bears to the average of the aggregate fair market values of both the real and personal property covered by the lease at the beginning and at the end of such taxable year (the “personal property ratio”). With respect to each of our leases, we believe that the personal property ratio generally is less than 15%. Where that is not, or may in the future not be, the case, we believe that any income attributable to personal property will not jeopardize our ability to qualify as a REIT. There can be no assurance, however, that the IRS would not challenge our calculation of a personal property ratio, or that a court would not uphold such assertion. If such a challenge were successfully asserted, we could fail to satisfy the 75% or 95% gross income test and thus lose our REIT status.
      Fourth, we cannot furnish or render noncustomary services to the tenants of our properties, or manage or operate our properties, other than through an independent contractor who is adequately compensated and from whom we do not derive or receive any income. However, we need not provide services through an “independent contractor,” but instead may provide services directly to our tenants, if the services are “usually or customarily rendered” in connection with the rental of space for occupancy only and are not considered to be provided for the tenants’ convenience. The local property managers will provide management functions at our properties. We believe that all of the local property managers qualify as independent contractors with respect to us. We also believe that all of the services provided to our tenants are customary services. We may provide a minimal amount of “noncustomary” services to the tenants of a property, as long as our income from the services does not exceed 1% of our income from the related property. We have represented to Hunton & Williams LLP that we will not perform noncustomary services which would jeopardize our REIT status.
      If a portion of the rent we receive from a property does not qualify as “rents from real property” because the rent attributable to personal property exceeds 15% of the total rent for a taxable year, the portion of the rent attributable to personal property will not be qualifying income for purposes of either the 75% or 95% gross income test. If rent attributable to personal property, plus any other income that is nonqualifying income for purposes of the 95% gross income test, during a taxable year exceeds 5.0% of our gross income during the year and we do not qualify for certain statutory relief requirements, we would lose our REIT status. By contrast, in the following circumstances, none of the rent from a lease of property would qualify as “rents from real property”: (1) the rent is considered based on the income or profits of the lessee; (2) the lessee is a related party tenant or fails to qualify for the exception to the related-party tenant rule for qualifying taxable REIT subsidiaries; or (3) we furnish more than a de minimis amount of noncustomary services to the tenants of the property, or manage or operate the property, other than through a qualifying independent contractor or a taxable REIT subsidiary. In any of these circumstances, we could lose our REIT status because we would be unable to satisfy either the 75% or 95% gross income test.
      Tenants may be required to pay, besides base rent, reimbursements for certain amounts we are obligated to pay to third parties (such as a lessee’s proportionate share of a property’s operational or capital expenses), fees for nonpayment or late payment of rent or additions to rent. These and other similar payments should qualify as “rents from real property.” To the extent they do not, they should be treated as interest that qualifies for the 95% gross income test.

      Interest. The term “interest” generally does not include any amount received or accrued, directly or indirectly, if the determination of the amount depends in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term “interest” solely because it is based on a fixed percentage or percentages of receipts or sales.
      Prohibited Transactions. A REIT will incur a 100% tax on the net income derived from any sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business. We believe that none of our assets we will hold will be held primarily for sale to customers and that a sale of any of our assets will not be in the ordinary course of our business. Whether we hold an asset “primarily for sale to customers in the ordinary course of a trade or business” depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Nevertheless, we will attempt to comply with the terms of safe-harbor provisions in the federal income tax laws prescribing when an asset sale will not be characterized as a prohibited transaction. We cannot assure you, however, that we can comply with the safe-harbor provisions or that we will avoid owning property that may be characterized as property that we hold “primarily for sale to customers in the ordinary course of a trade or business.” We may hold and dispose of those properties we conclude may not fall within the safe-harbor provisions through Midlantic Services, Inc. or another taxable REIT subsidiary.
      Foreclosure Property. We will be subject to tax at the maximum corporate rate on any income from foreclosure property, other than income that otherwise would be qualifying income for purposes of the 75% gross income test, less expenses directly connected with the production of that income. However, gross income from foreclosure property will qualify under the 75% and 95% gross income tests. Foreclosure property is any real property, including interests in real property, and any personal property incident to such real property acquired by a REIT as the result of the REIT’s having bid on the property at foreclosure, or having otherwise reduced such property to ownership or possession by agreement or process of law after actual or imminent default on a lease of the property or on indebtedness secured by the property (any such proceeding or agreement referred to as a “Repossession Action”). Property acquired by a Repossession Action will not be considered “foreclosure property” if (a) the REIT held or acquired the property subject to a lease or securing indebtedness for sale to customers in the ordinary course of business or (b) the lease or loan was acquired or entered into with intent to take Repossession Action or in circumstances where the REIT had reason to know a default would occur. The determination of such intent or reason to know must be based on all relevant facts and circumstances. In no case will property be considered “foreclosure property” unless the REIT makes a proper election to treat the property as foreclosure property.
      A REIT will not be considered to have foreclosed on a property where the REIT takes control of the property as a mortgagee-in-possession and cannot receive any profit or sustain any loss except as a creditor of the mortgagor. Property generally ceases to be foreclosure property at the end of the third taxable year following the taxable year in which the REIT acquired the property (or longer if an extension is granted by the Secretary of the Treasury). This period (as extended, if applicable) terminates, and foreclosure property ceases to be foreclosure property on the first day:

•	on which a lease is entered into for the property that, by its terms, will give rise to income that does not qualify for purposes of the 75% gross income test, or any amount is received or accrued, directly or indirectly, pursuant to a lease entered into on or after such day that will give rise to income that does not qualify for purposes of the 75% gross income test;

•	on which any construction takes place on the property, other than completion of a building or any other improvement, where more than 10% of the construction was completed before default became imminent; or

•	which is more than 90 days after the day on which the REIT acquired the property and the property is used in a trade or business which is conducted by the REIT, other than through an independent contractor from whom the REIT itself does not derive or receive any income.

      Hedging Transactions. From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Income and gain from “hedging transactions” will be excluded from gross income for purposes of the 95% gross income test (but not the 75% gross income test). A “hedging transaction” includes any transaction entered into in the normal course of our trade or business primarily to manage the risk of interest rate, price changes, or currency fluctuations with respect to borrowings made or to be made, or ordinary obligations incurred or to be incurred, to acquire or carry real estate assets. We will be required to clearly identify any such hedging transaction before the close of the day on which it was acquired, originated, or entered into. Income and gain from transactions that hedge our assets or that otherwise do not qualify as “hedging transactions” will be non-qualifying income for purpose of the 75% and 95% gross income tests. We intend to structure any hedging or similar transactions so as not to jeopardize our status as a REIT.
      Failure to Satisfy Gross Income Tests. If we fail to satisfy one or both of the gross income tests for any taxable year, we nevertheless may qualify as a REIT for that year if we qualify for relief under certain provisions of the federal income tax laws. Those relief provisions generally will be available if:

•	our failure to meet these tests is due to reasonable cause and not to willful neglect; and

•	following such failure, we file a schedule describing each item of gross income for such year in accordance with Treasury regulations.
      We cannot with certainty predict whether any failure to meet these tests will qualify for the relief provisions. As discussed above in “— Taxation of Our Company,” even if the relief provisions apply, we would incur a 100% tax on the gross income attributable to the greater of the amounts by which we fail the 75% and 95% gross income tests, multiplied, in either case, by a fraction intended to reflect our profitability.
Asset Tests
      To maintain our qualification as a REIT, we also must satisfy the following asset tests at the end of each quarter of each taxable year.
      First, at least 75% of the value of our total assets must consist of:

•	cash or cash items, including certain receivables;

•	government securities;

•	interests in real property, including leaseholds and options to acquire real property and leaseholds;

•	interests in mortgages on real property;

•	stock in other REITs; and

•	investments in stock or debt instruments during the one year period following our receipt of new capital that we raise through equity offerings or public offerings of debt with at least a five-year term.
      Second, of our investments not included in the 75% asset class, the value of our interest in any one issuer’s securities may not exceed 5% of the value of our total assets.
      Third, of our investments not included in the 75% asset class, we may not own more than 10% of the voting power or value of any one issuer’s outstanding securities.
      Fourth, no more than 20% of the value of our total assets may consist of the securities of one or more taxable REIT subsidiaries.
      Fifth, no more than 25% of the value of our total assets may consist of the securities of taxable REIT subsidiaries and other taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.

      For purposes of the second and third asset tests, the term “securities” does not include stock in another REIT, equity or debt securities of a qualified REIT subsidiary or taxable REIT subsidiary, mortgage loans that constitute real estate assets, or equity interests in a partnership. Except as described in the next sentence, the term “securities,” however, generally includes debt securities issued by a partnership or another REIT. For purposes of the 10% value test, the term “securities” does not include:

•	“Straight debt” securities, which is defined as a written unconditional promise to pay on demand or on a specified date a sum certain in money if (i) the debt is not convertible, directly or indirectly, into stock, and (ii) the interest rate and interest payment dates are not contingent on profits, the borrower’s discretion, or similar factors. “Straight debt” securities do not include any securities issued by a partnership or a corporation in which we or any controlled taxable REIT subsidiary hold non-“straight debt” securities that have an aggregate value of more than 1% of the issuer’s outstanding securities. However, “straight debt” securities include debt subject to the following contingencies:

•	a contingency relating to the time of payment of interest or principal, as long as either (i) there is no change to the effective yield of the debt obligation, other than a change to the annual yield that does not exceed the greater of 0.25% or 5% of the annual yield, or (ii) neither the aggregate issue price nor the aggregate face amount of the issuer’s debt obligations held by us exceeds $1 million and no more than 12 months of unaccrued interest on the debt obligations can be required to be prepaid; and

•	a contingency relating to the time or amount of payment upon a default or prepayment of a debt obligation, as long as the contingency is consistent with customary commercial practice.

•	Any loan to an individual or an estate.

•	Any “section 467 rental agreement,” other than an agreement with a related party tenant.

•	Any obligation to pay “rents from real property.”

•	Certain securities issued by governmental entities.

•	Any security issued by a REIT.

•	Any debt instrument of an entity treated as a partnership for federal income tax purposes to the extent of our interest as a partner in the partnership.

•	Any debt instrument of an entity treated as a partnership for federal income tax purposes not described in the preceding bullet points if at least 75% of the partnership’s gross income, excluding income from prohibited transaction, is qualifying income for purposes of the 75% gross income test described above in “— Gross Income Tests.”
      We will monitor the status of our assets for purposes of the various asset tests and will manage our portfolio in order to comply at all times with such tests. If we fail to satisfy the asset tests at the end of a calendar quarter, we will not lose our REIT status if:

•	we satisfied the asset tests at the end of the preceding calendar quarter; and

•	the discrepancy between the value of our assets and the asset test requirements arose from changes in the market values of our assets and was not wholly or partly caused by the acquisition of one or more non- qualifying assets.
      If we did not satisfy the condition described in the second item above, we still could avoid disqualification by eliminating any discrepancy within 30 days after the close of the calendar quarter in which it arose.
      In the event that we violate the second or third asset tests described above at the end of any calendar quarter, we will not lose our REIT status if (i) the failure is de minimis (up to the lesser of 1% of our assets or $10 million) and (ii) we dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure. In the event of a more than de minimis failure of any of the asset tests, as long as the failure was due to reasonable cause and not to willful neglect, we will not lose our REIT status if we (i) dispose of assets or otherwise comply with the asset tests within six months after the last day of the quarter in which we identify such failure and (ii) pay a tax equal to the greater of $50,000 or 35% of the net income from the nonqualifying assets during the period in which we failed to satisfy the asset tests.
Distribution Requirements
      Each taxable year, we must distribute dividends, other than capital gain dividends and deemed distributions of retained capital gain, to our stockholders in an aggregate amount not less than:

•	the sum of

•	90% of our “REIT taxable income,” computed without regard to the dividends paid deduction or our net capital gain or loss, and

•	90% of our after-tax net income, if any, from foreclosure property, minus

•	the sum of certain items of non-cash income.
      We must pay such distributions in the taxable year to which they relate, or in the following taxable year if we declare the distribution before we timely file our federal income tax return for the year, pay the distribution on or before the first regular dividend payment date after such declaration and elect on our tax return the dollar amount of such dividend treated as paid in the prior year. For these purposes, any distribution we declare in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any of those months will be treated as paid by us and received by the U.S. stockholder on December 31 of the year, provided we actually pay the distribution during January of the following calendar year.
      We will pay federal income tax on taxable income, including net capital gain, we do not distribute to stockholders. In addition, we will incur a 4% nondeductible excise tax on the excess of a specified required distribution over amounts we actually distribute if we distribute an amount less than the required distribution during a calendar year, or by the end of January following the calendar year in the case of distributions with declaration and record dates falling in the last three months of the calendar year. The required distribution must not be less than the sum of:

•	85% of our REIT ordinary income for the year,

•	95% of our REIT capital gain income for the year, and

•	any undistributed taxable income from prior periods.
      We may elect to retain and pay income tax on the net long-term capital gain we receive in a taxable year. See “— Taxation of Taxable U.S. Stockholders.” If we so elect, we will be treated as having distributed any such retained amount for purposes of the 4% nondeductible excise tax described above. We intend to make timely distributions sufficient to satisfy the annual distribution requirements and to avoid corporate income tax and the 4% nondeductible excise tax.
      It is possible that, from time to time, we may experience timing differences between the actual receipt of income and actual payment of deductible expenses and the inclusion of that income and deduction of such expenses in arriving at our REIT taxable income. For example, we may not deduct recognized capital losses from our “REIT taxable income.” Further, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. As a result of the foregoing, we may have less cash than is necessary to distribute all of our taxable income and thereby avoid corporate income tax and the 4% nondeductible excise tax imposed on certain undistributed income. In such a situation, we may need to borrow funds or issue additional common or preferred shares.

      Under certain circumstances, we may be able to correct a failure to meet the distribution requirement for a year by paying “deficiency dividends” to our stockholders in a later year. We may include such deficiency dividends in our deduction for dividends paid for the earlier year. Although we may be able to avoid income tax on amounts distributed as deficiency dividends, we will be required to pay interest based upon the amount of any deduction we take for deficiency dividends.
Recordkeeping Requirements
      We must maintain certain records in order to qualify as a REIT. In addition, to avoid paying a penalty, we must request on an annual basis information from our stockholders designed to disclose the actual ownership of the outstanding shares of our common stock. We intend to comply with these requirements.
Failure to Qualify
      If we fail to satisfy one or more requirements for REIT qualification, other than the gross income tests and the asset tests, we could avoid disqualification if our failure is due to reasonable cause and not to willful neglect and we pay a penalty of $50,000 for each such failure. In addition, there are relief provisions for a failure of the gross income tests and asset tests, as described in “— Gross Income Tests” and “— Asset Tests.”
      If we failed to qualify as a REIT in any taxable year and no relief provision applied, we would have the following consequences. We would be subject to federal income tax and any applicable alternative minimum tax at rates applicable to regular C corporations on our taxable income, determined without reduction for amounts distributed to stockholders. We would not be required to make any distributions to stockholders, and any distributions to stockholders would be taxable as dividend income to the extent of our current and accumulated earnings and profits. Corporate stockholders could be eligible for a dividends-received deduction if certain conditions are satisfied. Unless we qualified for relief under specific statutory provisions, we would not be permitted to elect taxation as a REIT for the four taxable years following the year during which we ceased to qualify as a REIT.
Taxable REIT Subsidiaries
      As described above, we may own up to 100% of the stock of one or more taxable REIT subsidiaries. A taxable REIT subsidiary is a fully taxable corporation that is permitted to have income that would not be qualifying income if earned directly by us. A taxable REIT subsidiary may provide services to our tenants and engage in activities unrelated to our tenants, such as third-party management, development, and other independent business activities. However, a taxable REIT subsidiary may not directly or indirectly operate or manage any hotels or health care facilities or provide rights to any brand name under which any hotel or health care facility is operated.
      We and any corporate subsidiary in which we own stock must make an election for the subsidiary to be treated as a taxable REIT subsidiary. If a taxable REIT subsidiary directly or indirectly owns securities of a corporation with more than 35% of the value or voting power of all outstanding securities of the corporation, the corporation will automatically also be treated as a taxable REIT subsidiary. Overall, no more than 20% of the value of our assets may consist of securities of one or more taxable REIT subsidiaries, and no more than 25% of the value of our assets may consist of the securities of taxable REIT subsidiaries and other taxable subsidiaries and other assets that are not qualifying assets for purposes of the 75% asset test.
      Rent we receive from our taxable REIT subsidiaries will qualify as “rents from real property” as long as at least 90% of the leased space in the property is leased to persons other than taxable REIT subsidiaries and related party tenants, and the amount paid by the taxable REIT subsidiary to rent space at the property is substantially comparable to rents paid by other tenants of the property for comparable space. However, any increase as a result of a lease modification in the rent paid by a controlled taxable REIT subsidiary would not be qualifying income for purposes of the gross income tests. The taxable REIT subsidiary rules limit the deductibility of interest paid or accrued by a taxable REIT subsidiary to us to assure that the taxable REIT subsidiary is subject to an appropriate level of corporate taxation. Further, the rules impose a 100% tax on transactions between a taxable REIT subsidiary and us or our tenants that are not conducted on an arm’s-length basis.
      Midlantic Services, Inc., one of our wholly owned subsidiaries, will elect to be a taxable REIT subsidiary. We intend to conduct property management, development and other activities through Midlantic Services, Inc. to the extent necessary to maintain our REIT status and avoid the prohibited transactions tax. We intend to conduct all transactions between us and any taxable REIT subsidiary that we form or acquire on an arm’s-length basis.
Taxation of Taxable U.S. Stockholders
      The term “U.S. stockholder” means a holder of shares of our common stock that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation or partnership (including an entity treated as a corporation or partnership for U.S. federal income tax purposes) created or organized under the laws of the United States, any state or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	any trust if (1) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) it has a valid election in place to be treated as a U.S. person.
      If a partnership, entity or arrangement treated as a partnership for federal income tax purposes holds shares of our common stock, the federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership holding shares of our common stock, you should consult your tax advisor regarding the consequences of the purchase, ownership and disposition of shares of our common stock by the partnership.
      As long as we qualify as a REIT, a taxable “U.S. stockholder” must generally take into account as ordinary income distributions made out of our current or accumulated earnings and profits that we do not designate as capital gain dividends or retained long-term capital gain. A U.S. stockholder will not qualify for the dividends received deduction generally available to corporations. In addition, dividends paid to a U.S. stockholder generally will not qualify for the 15% tax rate for “qualified dividend income.” The Jobs and Growth Tax Relief Reconciliation Act of 2003 reduced the maximum tax rate for qualified dividend income from 38.6% to 15% for tax years 2003 through 2008. Without future congressional action, the maximum tax rate on qualified dividend income will move to 35% in 2009 and 39.6% in 2011. Qualified dividend income generally includes dividends paid to individuals, trusts and estates by domestic C corporations and certain qualified foreign corporations. Because we are not generally subject to federal income tax on the portion of our REIT taxable income distributed to our stockholders (see “— Taxation of Our Company” above), our dividends generally will not be eligible for the 15% rate on qualified dividend income. As a result, our ordinary REIT dividends are taxed at the higher tax rate applicable to ordinary income. Currently, the highest marginal individual income tax rate on ordinary income is 35%. However, the 15% tax rate for qualified dividend income will apply to our ordinary REIT dividends (i) attributable to dividends received by us from non-REIT corporations, such as a taxable REIT subsidiary, and (ii) to the extent attributable to income upon which we have paid corporate income tax (e.g., to the extent that we distribute less than 100% of our taxable income). In general, to qualify for the reduced tax rate on qualified dividend income, a stockholder must hold shares of our common stock for more than 60 days during the 121-day period beginning on the date that is 60 days before the date on which shares of our common stock become ex-dividend.

      Distributions to a U.S. stockholder which we designate as capital gain dividends will generally be treated as long-term capital gain, without regard to the period for which the U.S. stockholder has held its shares of common stock. We generally will designate our capital gain dividends as either 15% or 25% rate distributions. A corporate U.S. stockholder, however, may be required to treat up to 20% of certain capital gain dividends as ordinary income.
      We may elect to retain and pay income tax on the net long-term capital gain that we receive in a taxable year. In that case, a U.S. stockholder would be taxed on its proportionate share of our undistributed long-term capital gain.
      The U.S. stockholder would receive a credit or refund for its proportionate share of the tax we paid. The U.S. stockholder would increase the basis in its shares of common stock by the amount of its proportionate share of our undistributed long-term capital gain, minus its share of the tax we paid.
      A U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the distribution does not exceed the adjusted basis of the U.S. stockholder’s shares of common stock. Instead, the distribution will reduce the adjusted basis of the shares, and any amount in excess of both our current and accumulated earnings and profits and the adjusted basis will be treated as capital gain, long-term if the shares have been held for more than one year, provided the shares are a capital asset in the hands of the U.S. stockholder. In addition, any distribution we declare in October, November, or December of any year that is payable to a U.S. stockholder of record on a specified date in any of those months will be treated as paid by us and received by the U.S. stockholder on December 31 of the year, provided we actually pay the distribution during January of the following calendar year.
      Stockholders may not include in their individual income tax returns any of our net operating losses or capital losses. Instead, these losses are generally carried over by us for potential offset against our future income. Taxable distributions from us and gain from the disposition of shares of common stock will not be treated as passive activity income; stockholders generally will not be able to apply any “passive activity losses,” such as losses from certain types of limited partnerships in which the stockholder is a limited partner, against such income. In addition, taxable distributions from us and gain from the disposition of shares of common stock generally will be treated as investment income for purposes of the investment interest limitations. We will notify stockholders after the close of our taxable year as to the portions of the distributions attributable to that year that constitute ordinary income, return of capital, and capital gain.
      Taxation of U.S. Stockholders on the Disposition of Common Stock. In general, a U.S. stockholder who is not a dealer in securities must treat any gain or loss realized upon a taxable disposition of shares of our common stock as long-term capital gain or loss if the U.S. stockholder has held the shares for more than one year, and otherwise as short-term capital gain or loss. However, a U.S. stockholder must treat any loss upon a sale or exchange of shares of common stock held for six months or less as a long-term capital loss to the extent of capital gain dividends and any other actual or deemed distributions from us which the U.S. stockholder treats as long-term capital gain. All or a portion of any loss that a U.S. stockholder realizes upon a taxable disposition of shares of common stock may be disallowed if the U.S. stockholder purchases other shares of common stock within 30 days before or after the disposition.
      Capital Gains and Losses. The tax-rate differential between capital gain and ordinary income for non-corporate taxpayers may be significant. A taxpayer generally must hold a capital asset for more than one year for gain or loss derived from its sale or exchange to be treated as long-term capital gain or loss. The highest marginal individual income tax rate is currently 35%. The maximum tax rate on long-term capital gain applicable to individual taxpayers through 2008 is 15% for sales and exchanges of assets held for more than one year. The maximum tax rate on long-term capital gain from the sale or exchange of “section 1250 property” (i.e., generally, depreciable real property) is 25% to the extent the gain would have been treated as ordinary income if the property were “section 1245 property” (i.e., generally, depreciable personal property). We generally may designate whether a distribution we designate as capital gain dividends (and any retained capital gain that we are deemed to distribute) is taxable to non-corporate stockholders at a 15% or 25% rate.

      The characterization of income as capital gain or ordinary income may affect the deductibility of capital losses. A non-corporate taxpayer may deduct capital losses not offset by capital gains against its ordinary income only up to a maximum of $3,000 annually. A non-corporate taxpayer may carry unused capital losses forward indefinitely. A corporate taxpayer must pay tax on its net capital gain at corporate ordinary-income rates. A corporate taxpayer may deduct capital losses only to the extent of capital gains, with unused losses carried back three years and forward five years.
      Information Reporting Requirements and Backup Withholding. We will report to our stockholders and to the IRS the amount of distributions we pay during each calendar year and the amount of tax we withhold, if any. A stockholder may be subject to backup withholding at a rate of up to 28% with respect to distributions unless the holder:

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact; or

•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.
      A stockholder who does not provide us with its correct taxpayer identification number also may be subject to penalties imposed by the IRS. Any amount paid as backup withholding will be creditable against the stockholder’s income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status to us. For a discussion of the backup withholding rules as applied to non-U.S. stockholders, see “— Taxation of Non-U.S. Stockholders.”
Taxation of Tax-Exempt Stockholders
      Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts, referred to as pension trusts, generally are exempt from federal income taxation. However, they are subject to taxation on their “unrelated business taxable income.” While many investments in real estate generate unrelated business taxable income, the IRS has issued a ruling that dividend distributions from a REIT to an exempt employee pension trust do not constitute unrelated business taxable income so long as the exempt employee pension trust does not otherwise use the shares of the REIT in an unrelated trade or business of the pension trust. Based on that ruling, amounts we distribute to tax-exempt stockholders generally should not constitute unrelated business taxable income. However, if a tax-exempt stockholder were to finance its acquisition of shares of our common stock with debt, a portion of the income it received from us would constitute unrelated business taxable income pursuant to the “debt-financed property” rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under special provisions of the federal income tax laws are subject to different unrelated business taxable income rules, which generally will require them to characterize distributions they receive from us as unrelated business taxable income. Finally, in certain circumstances, a qualified employee pension or profit-sharing trust that owns more than 10% of our shares of beneficial interest (by value) must treat a percentage of the dividends it receives from us as unrelated business taxable income. The percentage is equal to the gross income we derive from an unrelated trade or business, determined as if we were a pension trust, divided by our total gross income for the year in which we pay the dividends. This rule applies to a pension trust holding more than 10% of our shares only if:

•	the percentage of our dividends which the tax-exempt trust must treat as unrelated business taxable income is at least 5%;

•	we qualify as a REIT by reason of the modification of the rule requiring that no more than 50% of our shares of beneficial interest be owned by five or fewer individuals, which modification allows the beneficiaries of the pension trust to be treated as holding shares in proportion to their actual interests in the pension trust; and

•	either of the following applies:

•	one pension trust owns more than 25% of the value of our shares of beneficial interest; or

•	one or more pension trusts each individually holding more than 10% of the value of our shares of beneficial interest collectively owns more than 50% of the value of our shares of beneficial interest.
Taxation of Non-U.S. Stockholders
      The rules governing U.S. federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders are complex. This section is only a summary of such rules. We urge non-U.S. stockholders to consult their own tax advisors to determine the impact of federal, state, and local income tax laws on ownership of shares of our common stock, including any reporting requirements.
      A non-U.S. stockholder that receives a distribution which (a) is not attributable to gain from our sale or exchange of “United States real property interests” (defined below) and (b) we do not designate as a capital gain dividend (or retained capital gain) will recognize ordinary income to the extent of our current or accumulated earnings and profits. A withholding tax equal to 30% of the gross amount of the distribution ordinarily will apply unless an applicable tax treaty reduces or eliminates the tax. However, a non-U.S. stockholder generally will be subject to federal income tax at graduated rates on any distribution treated as effectively connected with the non-U.S. stockholder’s conduct of a U.S. trade or business, in the same manner as U.S. stockholders are taxed on distributions. A corporate non-U.S. stockholder may, in addition, be subject to the 30% branch profits tax. We plan to withhold U.S. income tax at the rate of 30% on the gross amount of any distribution paid to a non-U.S. stockholder unless:

•	a lower treaty rate applies and the non-U.S. stockholder files an IRS Form W-8BEN evidencing eligibility for that reduced rate with us; or

•	the non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.
      A non-U.S. stockholder will not incur tax on a distribution in excess of our current and accumulated earnings and profits if the excess portion of the distribution does not exceed the adjusted basis of the stockholder’s common stock. Instead, the excess portion of the distribution will reduce the adjusted basis of the shares. A non-U.S. stockholder will be subject to tax on a distribution that exceeds both our current and accumulated earnings and profits and the adjusted basis of its shares, if the non-U.S. stockholder otherwise would be subject to tax on gain from the sale or disposition of shares of common stock, as described below but we may be required to withhold 10% of any distribution that exceeds our current and accumulated earnings and profits. Because we generally cannot determine at the time we make a distribution whether the distribution will exceed our current and accumulated earnings and profits, we normally will withhold tax on the entire amount of any distribution at the same rate as we would withhold on a dividend. However, a non-U.S. stockholder may obtain a refund of amounts we withhold if we later determine that a distribution in fact exceeded our current and accumulated earnings and profits.
      For any year in which we qualify as a REIT, a non-U.S. stockholder will incur tax on distributions attributable to gain from our sale or exchange of “United States real property interests” under the “FIRPTA” provisions of the Internal Revenue Code. The term “United States real property interests” includes interests in real property and shares in corporations at least 50% of whose assets consist of interests in real property. Subject to an exception for distributions on publicly traded stock, a non-U.S. stockholder is taxed on distributions attributable to gain from sales of United States real property interests as if the gain were effectively connected with the conduct of a United States business of the non-U.S. stockholder. A non-U.S. stockholder thus would be required to file U.S. federal income tax returns and would be taxed on such a distribution at the normal capital gain rates applicable to U.S. stockholders, subject to applicable alternative minimum tax and a special alternative minimum tax in the case of a nonresident alien individual. A non-U.S. corporate stockholder not entitled to treaty relief or exemption also may be subject to the 30% branch profits tax on such a distribution. We must withhold 35% of any distribution that we could designate as a capital gain dividend. A non-U.S. stockholder may receive a credit against our tax liability for the amount we withhold. However, if our common stock is regularly traded on an established securities market, capital gain distributions that are attributable to our sale of real property will be treated as ordinary dividends rather than as gain from the sale of a United States real property interest, as long as the non-U.S. stockholder does not own more than 5% of that class of our stock during the taxable year. As a result, non-U.S. stockholders generally would be subject to withholding tax on such capital gain distributions in the same manner as they are subject to withholding tax on ordinary dividends. We anticipate that our common stock will be regularly traded on an established securities market following this offering.
      A non-U.S. stockholder generally will not incur tax under FIRPTA with respect to gain on a sale of shares of common stock as long as, at all times, non-U.S. persons hold, directly or indirectly, less than 50% in value of the outstanding shares of our common stock. We cannot assure you that this test will be met. In addition, a non-U.S. stockholder that owned, actually or constructively, 5% or less of the outstanding shares of our common stock at all times during a specified testing period will not incur tax under FIRPTA on gain from a sale of shares of common stock if the shares are regularly traded on an established securities market. Because we expect that shares of our common stock will be regularly traded on an established securities market after this offering, we expect that a non-U.S. stockholder generally will not incur tax under FIRPTA on gain from a sale of shares of our common stock unless it owns or has owned more than 5% of the outstanding shares of our common stock at any time during the five year period to such sale. Any gain subject to tax under FIRPTA will be treated in the same manner as it would be in the hands of U.S. stockholders subject to alternative minimum tax, but under a special alternative minimum tax in the case of nonresident alien individuals.
      A non-U.S. stockholder generally will incur tax on gain not subject to FIRPTA if:

•	the gain is effectively connected with the conduct of the non-U.S. stockholder’s U.S. trade or business, in which case the non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to the gain; or

•	the non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and has a “tax home” in the United States, in which case the non-U.S. stockholder will incur a 30% tax on capital gains.
Other Tax Consequences
Tax Aspects of Our Investments in the Operating Partnership
      The following discussion summarizes certain federal income tax considerations applicable to our direct or indirect investment in our operating partnership and any subsidiary partnerships or limited liability companies we form or acquire that are treated as partnerships for federal income tax purposes, each individually referred to as a “Partnership” and, collectively, as “Partnerships.” The following discussion does not cover state or local tax laws or any federal tax laws other than income tax laws.
      Classification as Partnerships. We are entitled to include in our income our distributive share of each Partnership’s income and to deduct our distributive share of each Partnership’s losses only if such Partnership is classified for federal income tax purposes as a partnership (or an entity that is disregarded for federal income tax purposes if the entity has only one owner or member), rather than as a corporation or an association taxable as a corporation. An organization with at least two owners or members will be classified as a partnership, rather than as a corporation, for federal income tax purposes if it:

•	is treated as a partnership under the Treasury regulations relating to entity classification (the “check-the-box regulations”); and

•	is not a “publicly traded” partnership.

      Under the check-the-box regulations, an unincorporated entity with at least two owners or members may elect to be classified either as an association taxable as a corporation or as a partnership. If such an entity does not make an election, it generally will be treated as a partnership for federal income tax purposes. We intend that each Partnership will be classified as a partnership for federal income tax purposes (or else a disregarded entity where there are not at least two separate beneficial owners).
      A publicly traded partnership is a partnership whose interests are traded on an established securities market or are readily tradable on a secondary market (or a substantial equivalent). A publicly traded partnership is generally treated as a corporation for federal income tax purposes, but will not be so treated for any taxable year if at least 90% of the partnership’s gross income for each taxable year beginning after December 31, 1987 in which it was classified as a publicly traded partnership, consisted of specified passive income, including real property rents, gains from the sale or other disposition of real property, interest, and dividends (the “90% passive income exception”).
      Treasury regulations, referred to as PTP regulations, provide limited safe harbors from treatment as a publicly traded partnership. Pursuant to one of those safe harbors (the “private placement exclusion”), interests in a partnership will not be treated as readily tradable on a secondary market or the substantial equivalent thereof if (1) all interests in the partnership were issued in a transaction or transactions that were not required to be registered under the Securities Act of 1933, as amended, and (2) the partnership does not have more than 100 partners at any time during the partnership’s taxable year. For the determination of the number of partners in a partnership, a person owning an interest in a partnership, grantor trust, or S corporation that owns an interest in the partnership is treated as a partner in the partnership only if (1) substantially all of the value of the owner’s interest in the entity is attributable to the entity’s direct or indirect interest in the partnership and (2) a principal purpose of the use of the entity is to permit the partnership to satisfy the 100-partner limitation. Each Partnership should qualify for the private placement exclusion.
      We have not requested, and do not intend to request, a ruling from the IRS that the Partnerships will be classified as partnerships for federal income tax purposes. If for any reason a Partnership were taxable as a corporation, rather than as a partnership, for federal income tax purposes, we likely would not be able to qualify as a REIT. See “— Gross Income Tests” and “— Asset Tests.” In addition, any change in a Partnership’s status for tax purposes might be treated as a taxable event, in which case we might incur tax liability without any related cash distribution. See “— Distribution Requirements.” Further, items of income and deduction of such Partnership would not pass through to its partners, and its partners would be treated as stockholders for tax purposes. Consequently, such Partnership would be required to pay income tax at corporate rates on its net income, and distributions to its partners would constitute dividends that would not be deductible in computing such Partnership’s taxable income.
Income Taxation of the Partnerships and Their Partners
      Partners, Not the Partnerships, Subject to Tax. A partnership is not a taxable entity for federal income tax purposes. We will therefore take into account our allocable share of each Partnership’s income, gains, losses, deductions, and credits for each taxable year of the Partnership ending with or within our taxable year, even if we receive no distribution from the Partnership for that year or a distribution less than our share of taxable income. Similarly, even if we receive a distribution, it may not be taxable if the distribution does not exceed our adjusted tax basis in our interest in the Partnership.
      Partnership Allocations. Although a partnership agreement generally will determine the allocation of income and losses among partners, allocations will be disregarded for tax purposes if they do not comply with the provisions of the federal income tax laws governing partnership allocations. If an allocation is not recognized for federal income tax purposes, the item subject to the allocation will be reallocated in accordance with the partners’ interests in the partnership, which will be determined by taking into account all of the facts and circumstances relating to the economic arrangement of the partners with respect to such item. Each Partnership’s allocations of taxable income, gain, and loss are intended to comply with the requirements of the federal income tax laws governing partnership allocations.

      Tax Allocations With Respect to Contributed Properties. Income, gain, loss, and deduction attributable to (a) appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership or (b) property revalued on the books of a partnership must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss, referred to as “built-in gain” or “built-in loss,” is generally equal to the difference between the fair market value of the contributed or revalued property at the time of contribution or revaluation and the adjusted tax basis of such property at that time, referred to as a book-tax difference. Such allocations are solely for federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The U.S. Treasury Department has issued regulations requiring partnerships to use a “reasonable method” for allocating items with respect to which there is a book-tax difference and outlining several reasonable allocation methods.
      Basis in Partnership Interest. Our adjusted tax basis in any partnership interest we own generally will be:

•	the amount of cash and the basis of any other property we contribute to the partnership;

•	increased by our allocable share of the partnership’s income (including tax-exempt income) and our allocable share of indebtedness of the partnership; and

•	reduced, but not below zero, by our allocable share of the partnership’s loss, the amount of cash and the basis of property distributed to us, and constructive distributions resulting from a reduction in our share of indebtedness of the partnership.
      Loss allocated to us in excess of our basis in a partnership interest will not be taken into account until we again have basis sufficient to absorb the loss. A reduction of our share of partnership indebtedness will be treated as a constructive cash distribution to us, and will reduce our adjusted tax basis. Distributions, including constructive distributions, in excess of the basis of our partnership interest will constitute taxable income to us. Such distributions and constructive distributions normally will be characterized as long-term capital gain.
      Depreciation Deductions Available to Partnerships. The initial tax basis of property is the amount of cash and the basis of property given as consideration for the property. A partnership in which we are a partner generally will depreciate property for federal income tax purposes under the modified accelerated cost recovery system of depreciation, referred to as MACRS. A first-year “bonus” depreciation deduction equal to 50% of the adjusted basis of qualified property is available for qualified property that is placed in service after May 5, 2003. “Qualified property” includes qualified leasehold improvement property and property with a recovery period of less than 20 years, such as furnishings and equipment at our commercial office properties. “Qualified leasehold improvement property” generally includes improvements made to the interior of nonresidential real property that are placed in service more than three years after the date the building was placed in service. In addition, certain qualified leasehold improvement property placed in service before January 1, 2006 will be depreciated over a 15-year recovery period using a straight-line method and a half-year convention. Under MACRS, the partnership generally will depreciate furnishings and equipment over a seven year recovery period using a 200% declining balance method and a half-year convention. If, however, the partnership places more than 40% of its furnishings and equipment in service during the last three months of a taxable year, a mid-quarter depreciation convention must be used for the furnishings and equipment placed in service during that year. Under MACRS, the partnership generally will depreciate buildings and improvements over a 39 year recovery period using a straight line method and a mid-month convention. Our operating partnership’s initial basis in properties acquired in exchange for units of our operating partnership should be the same as the transferor’s basis in such properties on the date of acquisition by the partnership. Although the law is not entirely clear, the partnership generally will depreciate such property for federal income tax purposes over the same remaining useful lives and under the same methods used by the transferors. The partnership’s tax depreciation deductions will be allocated among the partners in accordance with their respective interests in the partnership, except to the extent that the partnership is required under the federal income tax laws governing partnership allocations to use a method for allocating tax depreciation deductions attributable to contributed or revalued properties that results in our receiving a disproportionate share of such deductions.
      Sale of a Partnership’s Property. Generally, any gain realized by a Partnership on the sale of property held for more than one year will be long-term capital gain, except for any portion of the gain treated as depreciation or cost recovery recapture. Any gain or loss recognized by a Partnership on the disposition of contributed or revalued properties will be allocated first to the partners who contributed the properties or who were partners at the time of revaluation, to the extent of their built-in gain or loss on those properties for federal income tax purposes. The partners’ built-in gain or loss on contributed or revalued properties is the difference between the partners’ proportionate share of the book value of those properties and the partners’ tax basis allocable to those properties at the time of the contribution or revaluation. Any remaining gain or loss recognized by the Partnership on the disposition of contributed or revalued properties, and any gain or loss recognized by the Partnership on the disposition of other properties, will be allocated among the partners in accordance with their percentage interests in the Partnership.
      Our share of any Partnership gain from the sale of inventory or other property held primarily for sale to customers in the ordinary course of the Partnership’s trade or business will be treated as income from a prohibited transaction subject to a 100% tax. Income from a prohibited transaction may have an adverse effect on our ability to satisfy the gross income tests for REIT status. See “— Gross Income Tests.” We do not presently intend to acquire or hold, or to allow any Partnership to acquire or hold, any property that is likely to be treated as inventory or property held primarily for sale to customers in the ordinary course of our, or the Partnership’s, trade or business.
      Reportable Transaction. Failure to properly disclose a “reportable transaction” can result in the imposition of a penalty. A reportable transaction currently includes, among other things, a sale or exchange of our shares resulting in a tax loss in excess of (i) $10 million in any single year or $20 million in any combination of years in the case of our shares held by a C corporation or by a partnership with only C corporation partners or (ii) $2 million in any single year or $4 million in any combination of years in the case of our shares held by any other partnership or an S corporation, trust or individual, including losses that flow through pass through entities to individuals. A taxpayer discloses a reportable transaction by filing IRS Form 8886 with its federal income tax return and, in the first year of filing, a copy of Form 8886 must be sent to the IRS’s Office of Tax Shelter Analysis. The penalty for failing to disclose a reportable transaction is generally $10,000 in the case of a natural person and $50,000 in any other case.
      State and Local Taxes. We and/or our stockholders may be subject to taxation by various states and localities, including those in which we or a stockholder transacts business, owns property or resides. The state and local tax treatment may differ from the federal income tax treatment described above. Consequently, stockholders should consult their own tax advisors regarding the effect of state and local tax laws upon an investment in shares of our common stock.

UNDERWRITING
      Subject to the terms and conditions of the underwriting agreement entered into in connection with the sale of our common stock described in this prospectus, we have agreed to sell to the underwriters named below, and the underwriters, for whom Friedman, Billings, Ramsey & Co., Inc. is acting as representative, have severally agreed to purchase, the respective number of shares of common stock appearing opposite their names below.

Numbers of Shares
Underwriters	of Common Stock

Friedman, Billings, Ramsey & Co., Inc.

Total	12,750,000
      The underwriters have agreed to purchase all of the shares of common stock shown in the table above if any of the shares of common stock are purchased. The underwriting agreement provides that the obligations of the underwriters are subject to conditions precedent, including the absence of any material adverse change affecting us or our business and the receipt of certain certificates, opinions and letters from us, our counsel and the independent auditors.
      The underwriters have advised us that they do not intend to confirm sales to any account over which they exercise discretionary authority.
Over-Allotment Option
      We have granted to the underwriters an option, exercisable during the 30-day period after the date of this prospectus, to purchase from time to time up to a total of 1,912,500 additional shares of common stock from us to cover over-allotments, if any, at the public offering price per share less the underwriting discount per share shown on the cover page of this prospectus. To the extent that the underwriters exercise this option, each of the underwriters will have a firm commitment, subject to conditions, to purchase a number of additional shares of our common stock approximately proportionate to the underwriter’s initial commitment as indicated in the table above.
Commissions and Discounts
      The underwriters will initially offer to sell the shares of common stock to the public at the initial public offering price of $15 and to certain dealers at that price less a concession of not more than $          per share, of which $                    may be reallowed to other dealers. If all of the shares are not sold at the initial public offering price, the underwriters may change the public offering price and other selling terms.
      The following table shows the amount per share and total underwriting discounts and commissions we will pay to the underwriters. The total amounts are shown assuming either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	No Exercise	Full Exercise

Public offering price
Underwriting discounts and commissions
Proceeds, before expenses, to us
      We estimate that the expenses of our organization and this offering payable by us, not including the underwriting discount, will be approximately $                    . The maximum compensation to be received by any member of the National Association of Securities Dealers, Inc., or NASD, in connection with this offering will not exceed 10% of the gross proceeds of this offering. The maximum reimbursement to any NASD member for bona fide due diligence expenses incurred in connection with this offering will not exceed 0.5%.

Additional Obligations to Underwriters
      We have also granted to Friedman, Billings, Ramsey & Co., Inc., during this offering and for a period of one year following the completion of this offering, a right of first refusal to act in the following capacities in connection with the following transactions involving us:

•	financial advisor in connection with any merger, acquisition or other strategic transaction,

•	sole book runner or sole placement agent in connection with a public or private offering of debt or equity securities or other capital markets financing,

•	sole book runner or sole placement agent in connection with any sale or securitization of loans,

•	agent in connection with the exercise of our warrants or options, and

•	dealer-manager with respect to any self-tender offer.
      We have also agreed to reimburse Friedman, Billings, Ramsey & Co., Inc. for out-of-pocket expenses up to $350,000 incurred in connection with this offering and to pay for all costs and expenses, including those of Friedman, Billings, Ramsey & Co., Inc., incurred in connection with road show presentations related to this offering.
Directed Shares and Sale to Bresler & Reiner
      At our request, the underwriters have reserved up to 2% of the shares of common stock offered by this prospectus for sale, at the initial public offering price, to our directors, officers, employees, business associates and related persons associated with us who express an interest in purchasing these shares of common stock in this offering at the initial public offering price through a directed share program. If demand for directed shares exceeds the available shares, our management will allocate shares in its sole discretion. We expect that Sidney M. Bresler, our chairman, president and chief executive officer, and Charles S. Bresler, who will become a member of our board of directors, and their affiliates will invest $1.6 million in our common stock through the directed share program. Any purchases of these reserved shares by these persons will reduce the number of shares available for sale to the general public in the offering and we will not pay an underwriting discount with respect to shares purchased through this program. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. Any reserved shares not purchased by these persons will be offered by the underwriters to the general public on the same terms as the other shares offered in this offering. Friedman, Billings, Ramsey & Co. has agreed to manage the directed share program. All sales of shares pursuant to the directed share program will be made as part of the underwritten offer at the public offering price set forth on the cover page of this prospectus.
      In addition, we anticipate that Bresler & Reiner will purchase 1,000,000 shares in this offering for $15.0 million. We will not pay an underwriting discount with respect to the shares purchased by Bresler & Reiner, and this purchase will also reduce the number of shares available to the general public in the offering.
      Any directed shares purchased by our directors or executive officers or by Bresler & Reiner, and all of the 1,000,000 shares anticipated to be purchased in this offering by Bresler & Reiner outside of the directed share program, will be subject to the 180-day lock-up arrangements discussed below. Directed shares purchased by other parties will not be subject to a lock-up arrangement.
Lock-Up Agreements
      Each of our directors and officers and Bresler & Reiner has agreed, with certain exceptions, for a period of 180 days after the date of this prospectus, that they will not, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., offer, sell, contract to sell, pledge or otherwise dispose of or transfer, directly or indirectly, any shares of our common stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, shares of our common or our other capital stock, including any interests in our operating partnership. The lock-up agreements signed by our executive officers, directors and Bresler & Reiner cover approximately 1,572,500 shares of our common stock, including shares issuable upon redemption of the LTIP units to be issued in the formation transactions. Each of our officers and directors and Bresler & Reiner has also agreed not to enter into any swap or other arrangement that is designed or reasonably expected to result in a disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock or other capital stock or securities convertible into or exercisable or exchangeable for shares of our common or other capital stock (regardless of whether any of these transactions are to be settled by the delivery of common stock, other securities, cash or otherwise).
      Our chairman, president and chief executive officer, Sidney M. Bresler, has further agreed, subject to certain exceptions, to the same restrictions described in the preceding paragraph with respect to the 63,750 shares of our common stock he will own before the completion of this offering as a result of a stock dividend paid on the 1,000 shares he acquired upon our formation, for a period of two years after the date of this prospectus.
      In addition, we have agreed that, for a period of 180 days after the date of this prospectus, we will not, without the prior written consent of Friedman, Billings, Ramsey & Co., Inc., offer, sell, contract to sell, pledge or otherwise dispose of or transfer, directly or indirectly, any shares of our common stock or other capital stock or any securities convertible into, or exercisable or exchangeable for, shares of our common stock or other capital stock, or file any registration statement with the SEC (except for a registration statement on Form S-8 relating to our existing equity incentive plan), except that we may:

•	sell the shares of common stock being sold by us in this offering; and

•	issue shares of common stock pursuant to our 2005 equity compensation plan as in effect on the date of this prospectus.
      The underwriters may, in their sole discretion and at any time or from time to time, without notice, release all or any portion of the shares of common stock subject to the lock-up agreements listed above.
Indemnity
      We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.
Stabilization
      In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	short sales;

•	syndicate covering transactions;

•	imposition of penalty bids; and

•	purchase to cover positions created by short sales.
      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing common stock from us or in the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount.

      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares pursuant to the over-allotment option.
      A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.
      The representative also may impose a penalty bid on underwriters and selling group members. This means that if the representative purchases shares in the open market in stabilizing transactions or to cover short sales, the representative can require the underwriters or selling group members that sold those shares as part of this offering to repay the underwriting discount or the selling concession received by them.
      As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters have advised us that these transactions may be effected on the NYSE, in the over-the-counter market, or otherwise. Neither we nor any of the underwriters makes any representation that the underwriters will engage in any of the transactions described above. These transactions, if commenced, may be discontinued without notice. Neither we nor any of the underwriters makes any representation or prediction as to the direction or magnitude of the effect that the transactions described above, if commenced, may have on the market price of our common stock.
Other Relationships
      The underwriters and their affiliates may, from time to time, engage in other transactions with us and our affiliates and perform other services for us and our affiliates in the ordinary course of their business.
Pricing of This Offering
      Prior to this offering, there has been no public market for our common stock. Consequently, the initial public offering price for the shares of our common stock will be determined by negotiations between us and the underwriters. The factors to be considered in determining the initial public offering price include:

•	prevailing market conditions;

•	the market capitalization and stage of development of other public companies that we and the representatives of the underwriters believe to be comparable to our business;

•	the ratios of common stock price to funds from operations per share and common stock price to adjusted funds from operations per share of other public companies whose businesses we and the representatives of the underwriters believe to be comparable to our business;

•	the present stage of our development;

•	our future prospects; and

•	the current state of the commercial real estate industry and the economy as a whole.
      The initial public offering price does not necessarily bear any relationship to our book value, assets, financial condition or any other established criteria of value and may not be indicative of the market price for our common stock after this offering. An active trading market for our common stock may not develop. It is possible that the market price of our common stock after this offering may be less than the initial public offering price.

Listing on the New York Stock Exchange
      We have filed an application for our common stock to be listed on the New York Stock Exchange under the symbol “MDA”. In order to meet the requirements for listing on the NYSE, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 2,000 beneficial owners.
Electronic Prospectus Delivery
      A prospectus in electronic format may be available on the internet sites or through other online services maintained by one or more of the underwriters or selling group members participating in the offering. In those cases, prospective investors may view offering terms online, and, depending upon the underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.
      Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s website and any information contained in any other website maintained by any underwriter or any selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS
      Certain legal matters will be passed upon for us by Hunton & Williams LLP and for the underwriters by DLA Piper Rudnick Gray Cary US LLP. Venable LLP, Baltimore, Maryland, will issue an opinion to us regarding certain matters of Maryland law, including the validity of the shares of common stock offered hereby.
EXPERTS
      The balance sheet of Midlantic Office Trust, Inc. included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The statements of revenues and certain expenses of Sudley North (Buildings A, B, C and D) for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the statements of revenues and certain expenses and includes an explanatory paragraph noting that the statements of revenues and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the revenues and expenses of Sudley North (Buildings A, B, C and D), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The statements of revenues and certain expenses of Fort Washington Executive Center for the years ended December 31, 2004 and 2002 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the statements of revenues and certain expenses and includes an explanatory paragraph noting that the statements of revenues and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the revenues and expenses of Fort Washington Executive Center), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The statement of revenues and certain expenses of Fort Washington Executive Center for the year ended December 31, 2003 included in this prospectus has been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and is included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
      The statements of revenues and certain expenses of 200 and 220 West Germantown Pike for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the statements of revenues and certain expenses and includes an explanatory paragraph noting that the statements of revenues and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the revenues and expenses of 200 and 220 West Germantown Pike), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The statements of revenues and certain expenses of 102 Pickering Way for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the statements of revenues and certain expenses and includes an explanatory paragraph noting that the statements of revenues and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the revenues and expenses of 102 Pickering Way), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The statements of revenues and certain expenses of Cross Keys for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the statements of revenues and certain expenses and includes an explanatory paragraph noting that the statements of revenues and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the revenues and expenses of Cross Keys), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The statement of revenues and certain expenses of Blue Bell Plaza for the year ended December 31, 2004 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the statement of revenues and certain expenses and includes an explanatory paragraph noting that the statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of the revenues and expenses of Blue Bell Plaza), and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      The statements of revenues and certain expenses of Versar Center for each of the three years in the period ended December 31, 2004 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the statements of revenues and certain expenses and includes an explanatory paragraph noting that the statements of revenues and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and are not intended to be a complete presentation of the revenues and expenses of Versar Center), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
      Torto Wheaton Research prepared for us the commercial office market data and related charts with respect to the commercial office markets in the Mid-Atlantic region of the United States. Information in this prospectus relating to these markets is derived from such data and statistics prepared by Torto Wheaton Research and is included in reliance on Torto Wheaton Research’s authority as an expert on such matters.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-11, including exhibits and schedules filed with the registration statement of which this prospectus is a part, under the Securities Act with respect to the shares of common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of common stock to be sold in this offering, reference is made to the registration statement, including the exhibits and schedules to the registration statement. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F. Street, N.E., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330. Copies of all or a portion of the registration statement may be obtained from the public reference room of the Securities and Exchange Commission upon payment of prescribed fees. Our SEC filings, including our registration statement, are also available to you on the SEC’s website at www.sec.gov.
      As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act, and will file periodic reports, proxy statements and will make available to our stockholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

INDEX TO FINANCIAL STATEMENTS

Page

Midlantic Office Trust, Inc.:
Unaudited Pro Forma Condensed Consolidated Financial Statements:
Unaudited Pro Forma Condensed Consolidated Balance Sheet as of March 31, 2005	F-3
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the year ended December 31, 2004	F-4
Unaudited Pro Forma Condensed Consolidated Statement of Operations for the three months ended March 31, 2005	F-5
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	F-6
Historical Financial Statements:
Report of Independent Registered Public Accounting Firm	F-27
Balance Sheet as of May 5, 2005	F-28
Notes to Balance Sheet	F-29
Versar Center
Report of Independent Registered Accounting Firm	F-32
Statements of Revenues and Certain Expenses for the three months ended March 31, 2005 (unaudited) and for the years ended December 31, 2004, 2003 and 2002	F-33
Notes to Statements of Revenues and Certain Expenses	F-34
Sudley North (Buildings A, B, C, and D):
Report of Independent Registered Public Accounting Firm	F-35
Statements of Revenues and Certain Expenses for the three months ended March 31, 2005 (unaudited) and for the years ended December 31, 2004, 2003 and 2002	F-36
Notes to Statements of Revenues and Certain Expenses	F-37
Fort Washington Executive Center:
Reports of Independent Registered Public Accounting Firm	F-38
Statements of Revenues and Certain Expenses for the three months ended March 31, 2005 (unaudited) and for the years ended December 31, 2004, 2003 and 2002	F-40
Notes to Statements of Revenues and Certain Expenses	F-41
200 and 220 West Germantown Pike:
Report of Independent Registered Public Accounting Firm	F-42
Statements of Revenues and Certain Expenses for the three months ended March 31, 2005 (unaudited) and for the years ended December 31, 2004, 2003 and 2002	F-43
Notes to Statements of Revenues and Certain Expenses	F-44
102 Pickering Way:
Report of Independent Registered Public Accounting Firm	F-46
Statements of Revenues and Certain Expenses for the three months ended March 31, 2005 (unaudited) and for the years ended December 31, 2004, 2003 and 2002	F-47
Notes to Statements of Revenues and Certain Expenses	F-48
Cross Keys:
Report of Independent Registered Public Accounting Firm	F-49
Statements of Revenues and Certain Expenses for the three months ended March 31, 2005 (unaudited) and for the years ended December 31, 2004, 2003 and 2002	F-50
Notes to Statements of Revenues and Certain Expenses	F-51
Blue Bell Plaza:
Report of Independent Registered Public Accounting Firm	F-52
Statements of Revenues and Certain Expenses for the three months ended March 31, 2005 (unaudited) and for the year ended December 31, 2004	F-53
Notes to Statements of Revenues and Certain Expenses	F-54

MIDLANTIC OFFICE TRUST, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
      The unaudited pro forma condensed consolidated balance sheet as of March 31, 2005 and the unaudited pro forma condensed statements of operations for the twelve months ended December 31, 2004 and the three months ended March 31, 2005 are presented as if the company’s proposed initial public offering of common stock and the related formation transactions occurred on March 31, 2005, for the unaudited pro forma condensed consolidated balance sheet, and on January 1, 2004, for the unaudited pro forma condensed consolidated statements of operations.
      The unaudited pro forma condensed consolidated financial statements of Midlantic Office Trust, Inc. should be read in conjunction with the other audited financial statements, and the notes thereto, included elsewhere in this prospectus. The pro forma condensed consolidated financial statements of Midlantic Office Trust, Inc. do not purport to represent the financial position or the results of operations that would actually have occurred assuming the completion of this offering and the formation transactions; nor do they purport to project our financial position or results of operations of any future date or any future period.

MIDLANTIC OFFICE TRUST, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2005

						Debt Fair
	Midlantic		Initial Property	Initial Debt		Value		Other Debt	Issuance of	Pro Forma
	Historical	Offering	Acquisitions	Repayment		Adjustment		Adjustment	LTIP units	Midlantic

										(unaudited)
		(A)	(B)					(F)	(G)
Assets:
Rental property, net			$211,227,000	$1,967,000	(D)	$1,664,000	(E)	$2,706,000		$217,564,000
Cash	$10	$175,430,000	(99,057,000)	(22,868,000	) (C)					53,505,000
Escrows and reserves			7,943,000	(731,000	) (C)					7,212,000
Deferred costs, net			1,306,000							1,306,000
Lease intangible assets			27,156,000	256,000	(D)			480,000		27,892,000
Tenant security deposits			1,181,000							1,181,000

Total assets	$10	$175,430,000	$149,756,000	$(21,376,000)		$1,664,000		$3,186,000	$—	$308,660,000

Liabilities and shareholders’ equity:
Tenant security deposits			$1,181,000							$1,181,000
Mortgages and notes payable			143,000,000	$(21,418,000	) (C)	$1,664,000	(E)	$3,153,000		126,399,000
Lease intangible liabilities			5,575,000	42,000	(D)			33,000		5,650,000

Total liabilities	—	—	149,756,000	(21,376,000)		1,664,000		3,186,000	—	133,230,000

Minority interest			—						$3,333,000	3,333,000
Shareholders’ equity	$10	$175,430,000	—						(3,333,000)	172,097,000

Total liabilities and shareholders’ equity	$10	$175,430,000	$149,756,000	$(21,376,000)		$1,664,000		$3,186,000	$—	$308,660,000

See Accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

MIDLANTIC OFFICE TRUST, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2004

						200 and 220				Other Pro
	Versar	Fort Hill			Ft. Washington	West Germantown	102 Pickering	Cross Keys	Blue Bell	Forma		Pro Forma
	Center	Centre	Sudley North	Wynwood	Exec Center	Pike	Way	Building	Plaza	Adjustments		Midlantic

	(AA)	(BB)	(CC)	(DD)	(EE)	(FF)	(GG)	(HH)	(II)
Operating revenues
Rental income	$3,629,000	$1,394,000	$3,591,000	$1,869,000	$7,937,000	$2,646,000	$1,731,000	$1,780,000	$3,519,000			$28,096,000
Recoveries from tenants	1,000	44,000	63,000	29,000	1,823,000	175,000	335,000	347,000	481,000			3,298,000
Amortization of above and below market lease intangibles	240,000	185,000	185,000	71,000	97,000	103,000	8,000	74,000	71,000			1,034,000
Other property revenues	6,000	2,000	33,000	—	12,000	19,000	18,000	17,000	—			107,000

Total operating revenues	3,876,000	1,625,000	3,872,000	1,969,000	9,869,000	2,943,000	2,092,000	2,218,000	4,071,000	—		32,535,000

Operating expenses
Management fees	109,000	44,000	125,000	57,000	195,000	92,000	83,000	82,000	154,000			941,000
Other property operating expenses	1,516,000	509,000	1,222,000	772,000	3,855,000	848,000	729,000	744,000	952,000			11,147,000
Depreciation and amortization	1,190,000	732,000	1,044,000	618,000	3,325,000	1,188,000	978,000	1,066,000	1,923,000			12,064,000
General and administrative										$8,738,000	(JJ)	8,738,000

Total operating expenses	2,815,000	1,285,000	2,391,000	1,447,000	7,375,000	2,128,000	1,790,000	1,892,000	3,029,000	8,738,000		32,890,000

Net operating income (loss)	1,061,000	340,000	1,481,000	522,000	2,494,000	815,000	302,000	326,000	1,042,000	(8,738,000)		(355,000)
Other income (expenses)
Interest expense	(1,029,000)	—	(846,000)	—	(2,946,000)	—	(562,000)	(659,000)	(424,000)			(6,466,000)
Minority interest										205,000	(KK)	205,000

Net income (loss)	$32,000	$340,000	$635,000	$522,000	$(452,000)	$815,000	$(260,000)	$(333,000)	$618,000	$(8,533,000)		$(6,616,000)

Pro forma basic and diluted income (loss) per share												$(0.52)

Weighted average common shares outstanding												12,813,750

See Accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

MIDLANTIC OFFICE TRUST, INC.
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31, 2005

										Other Pro
	Versar	Fort Hill			Ft. Washington	200 and 220 West	102 Pickering	Cross Keys	Blue Bell	Forma		Pro Forma
	Center	Centre	Sudley North	Wynwood	Exec Center	Germantown Pike	Way	Building	Plaza	Adjustments		Midlantic

	(AAA)	(BBB)	(CCC)	(DDD)	(EEE)	(FFF)	(GGG)	(HHH)	(III)
Operating revenues
Rental income	$875,000	$398,000	$837,000	$444,000	$2,100,000	$631,000	$433,000	$451,000	$901,000			$7,070,000
Recoveries from tenants	—	8,000	9,000	3,000	432,000	45,000	74,000	79,000	101,000			751,000
Amortization of lease intangibles	60,000	38,000	45,000	19,000	28,000	26,000	1,000	13,000	18,000			248,000
Other property revenues	1,000	1,000	—	—	11,000	—	4,000	1,000	—			18,000

Total operating revenues	936,000	445,000	891,000	466,000	2,571,000	702,000	512,000	544,000	1,020,000	—		8,087,000

Operating expenses
Management fees	24,000	10,000	25,000	13,000	55,000	23,000	20,000	21,000	38,000			229,000
Other property operating expenses	324,000	148,000	349,000	194,000	1,064,000	227,000	176,000	181,000	263,000			2,926,000
Depreciation and amortization	266,000	141,000	244,000	151,000	819,000	297,000	224,000	233,000	481,000			2,856,000
General and administrative										$989,000	(JJJ)	989,000

Total operating expenses	614,000	299,000	618,000	358,000	1,938,000	547,000	420,000	435,000	782,000	989,000		7,000,000

Net operating income (loss)	322,000	146,000	273,000	108,000	633,000	155,000	92,000	109,000	238,000	(989,000)		1,087,000
Other income (expenses)
Interest expense	(255,000)	—	(209,000)	—	(730,000)	—	(139,000)	(163,000)	—			(1,496,000)
Minority interest										12,000	(KKK)	12,000

Net income (loss)	$67,000	$146,000	$64,000	$108,000	$(97,000)	$155,000	$(47,000)	$(54,000)	$238,000	$(977,000)		$(397,000)

Pro forma basic and diluted income (loss) per share												$(0.03)

Weighted average common shares outstanding												12,813,750

See Accompanying Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

MIDLANTIC OFFICE TRUST, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Adjustments to unaudited pro forma condensed consolidated balance sheet
      The adjustments to the unaudited pro forma condensed consolidated balance sheet as of March 31, 2005 are as follows:

(A)	Represents the proceeds from the initial public offering of 12,750,000 shares of common stock at $15 per share, net of estimated transaction costs of $15.8 million, including underwriting commissions. We will contribute these net proceeds to our operating partnership, in exchange for which we will receive units of limited partnership units representing a 97.0% interest in the operating partnership.

(B)	Reflects the following anticipated acquisitions by the operating partnership:

							102
	Versar	Fort Hill	Sudley		Ft. Washington	Germantown	Pickering	Cross Keys	Blue Bell
	Center	Centre	North	Wynwood	Exec Center	Pike	Way	Building	Plaza	Total

	(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
Assets:
Rental property	$22,617,000	$9,686,000	$24,106,000	$10,976,000	$64,647,000	$21,417,000	$13,934,000	$15,856,000	$27,988,000	$211,227,000
Cash	(6,807,000)	(5,230,000)	(9,226,000)	(11,680,000)	(26,319,000)	(8,506,000)	(6,445,000)	(8,264,000)	(16,580,000)	(99,057,000)
Escrows and reserves	611,000	65,000	1,344,000	—	4,026,000	666,000	238,000	140,000	853,000	7,943,000
Deferred costs, net	194,000	—	190,000	—	496,000	—	116,000	124,000	186,000	1,306,000
Lease intangible assets	2,462,000	1,525,000	2,050,000	935,000	6,571,000	2,790,000	2,414,000	3,448,000	4,961,000	27,156,000
Tenant security deposits	144,000	118,000	94,000	66,000	105,000	381,000	261,000	12,000	—	1,181,000

Total assets	$19,221,000	$6,164,000	$18,558,000	$297,000	$49,526,000	$16,748,000	$10,518,000	$11,316,000	$17,408,000	$149,756,000

Liabilities:
Tenant security deposits	$144,000	$118,000	$94,000	$66,000	$105,000	$381,000	$261,000	$12,000	—	$1,181,000
Mortgages and notes payable	17,938,000	5,511,000	17,466,000	—	48,111,000	15,907,000	10,104,000	10,901,000	$17,062,000	143,000,000
Lease intangible liabilities	1,139,000	535,000	998,000	231,000	1,310,000	460,000	153,000	403,000	346,000	5,575,000

Total liabilities	$19,221,000	$6,164,000	$18,558,000	$297,000	$49,526,000	$16,748,000	$10,518,000	$11,316,000	$17,408,000	$149,756,000

These transactions are accounted for at the fair value of the cash paid and debt assumed in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations”. The value of the real estate assets acquired has been allocated between land, building and identified intangible assets and liabilities for above-market and below-market leases and for the value of in-place leases and tenant relationships, based on our estimate of their fair values.

(1)	Reflects the anticipated acquisition of Versar Center for approximately $23.50 million, plus closing costs of approximately $634,000, including $194,000 of financing costs and $440,000 of other acquisition costs. The total purchase price consists of approximately $6.20 million cash payment and approximately $17.94 million assumed mortgage debt. Total cash of $6.81 million consists of the cash payment plus approximately $611,000 deposited with the lender to satisfy reserve requirements. Also reflects tenant security deposits totaling approximately $144,000.

(2)	Reflects the anticipated acquisition of Fort Hill Centre for approximately $10.45 million plus closing costs of approximately $226,000, none of which consists of financing costs. The total purchase price consists of an approximately $5.17 million cash payment and approximately $5.51 million in assumed mortgage debt. Total cash of $5.23 million consists of the cash payment plus approximately $65,000 deposited with the lender to satisfy reserve requirements. Also reflects tenant security deposits totaling approximately $118,000.

(3)	Reflects the anticipated acquisition of Sudley North (Buildings A,B,C,D and Bank Building) for approximately $24.70 million plus closing costs of approximately $646,000, including $190,000 of financing costs and $456,000 of other acquisition costs. The total purchase price consists of an approximately $7.85 million cash payment and approximately $17.47 million in assumed mortgage debt. Total cash of $9.23 million consists of the cash payment plus approximately $1.3 million deposited with the lender to satisfy reserve requirements. Also reflects tenant security deposits totaling approximately $94,000.

(4)	Reflects the anticipated acquisition of Wynwood for approximately $11.50 million plus closing costs of approximately $180,000, none of which consists of financing costs. The total purchase price consists of an approximately $11.68 million cash payment. Also reflected are tenant security deposits totaling approximately $66,000.

(5)	Reflects the anticipated acquisition of Fort Washington Executive Center for approximately $68.75 million plus closing costs of approximately $1.65 million, including $496,000 of financing costs and $1.15 million of other acquisition costs. The total purchase price consists of an approximately $22.18 million cash payment and approximately $48.11 million in assumed mortgage debt. Total cash of $26.32 million consists of the cash payment plus approximately $4.03 million deposited with the lender to satisfy reserve requirements. Also reflects tenant security deposits totaling approximately $105,000.

(6)	Reflects the anticipated acquisition of 200 and 220 West Germantown Pike for approximately $23.28 million plus closing costs of approximately $463,000, none of which consists of financing costs. The total purchase price consists of an approximately $7.80 million cash payment and approximately $15.91 million in assumed mortgage debt. Total cash of $8.51 million consists of the cash payment plus approximately $666,000 deposited with the lender to satisfy reserve requirements. Also reflects tenant security deposits totaling approximately $381,000.

(7)	Reflects the anticipated acquisition of 102 Pickering Way for approximately $15.66 million plus closing costs of approximately $650,000, including $116,000 of financing costs and $534,000 of other acquisition costs. The total purchase price consists of an approximately $6.19 million cash payment and approximately $10.10 million in assumed mortgage debt. Total cash of $6.45 million consists of the cash payment plus approximately $238,000 deposited with the lender to satisfy reserve requirements. Also reflects tenant security deposits totaling approximately $261,000.

(8)	Reflects the anticipated acquisition of Cross Keys for approximately $18.30 million plus closing costs of approximately $729,000, including $124,000 of financing costs and $605,000 of other acquisition costs. The total purchase price consists of an approximately $8.10 million cash payment and approximately $10.90 million in assumed mortgage debt. Total cash of $8.27 million consists of the cash payment plus approximately $140,000 deposited with the lender to satisfy reserve requirements. Also reflects tenant security deposits totaling approximately $12,000.

(9)	Reflects the anticipated acquisition of Blue Bell Plaza for approximately $32.00 million plus closing costs of approximately $789,000, including $186,000 of financing costs. The total purchase price consists of an approximately $15.73 million cash payment and approximately $17.06 million in assumed mortgage debt. Total cash of $16.58 million consists of the cash payment plus approximately $853,000 deposited with the lender to satisfy reserve requirements.

(C)	Represents the reduction in outstanding debt related to the repayment by the operating partnership of approximately $21.4 million of debt as follows:

			Return of
	Payment of	Prepayment	Lender	Total
	Principal	Fees(1)	Reserves	Payment

Mortgage loan, Fort Hill Centre, 7.70% fixed interest rate, maturing 2011	$5,511,000	$—	$(65,000)	$5,446,000
Mortgage loan, 200 and 220 W. Germantown Pike, 5.90% fixed interest rate, maturing 2033	15,907,000	2,181,000	(666,000)	17,422,000

Total	$21,418,000	$2,181,000	$(731,000)	$22,868,000

(1)	Because prepayment of the loans will occur concurrently with the property acquisitions, the resulting prepayment fees have been included in the basis of the real estate acquired and are allocated to assets and liabilities in the overall purchase price allocation.

(D)	Represents the capitalization of debt prepayment fees totaling $2.2 million associated with the debt repayment by the operating partnership as follows:

		Lease	Lease
	Rental	Intangible	Intangible
	Property	Asset	Liability

West Germantown Pike	$1,967,000	$256,000	$42,000

(E)	Represents adjustment to record the assumed debt at fair value as detailed below:

	Face Amount			Fair Value(1)
	of Debt	Debt Fair Value		Adjustment

Mortgage loan, Fort Washington, 5.60% fixed interest rate, maturing 2014	$48,111,000	$45,850,000	(2)	$(2,261,000)
Mortgage loan, Versar Center, 6.2% fixed interest rate, maturing 2013	17,938,000	18,517,000	(3)	579,000
Mortgage loan, Sudley North, 7.47% fixed interest rate, maturing 2012	17,466,000	20,584,000	(3)	3,118,000
Mortgage loan, Pickering Way, 6.50% fixed interest rate, maturing 2013	10,104,000	10,794,000	(3)	690,000
Mortgage loan, Cross Keys, 5.45% fixed interest rate, maturing 2013	10,901,000	10,374,000	(3)	(527,000)
Mortgage loan, Blue Bell Plaza, 7.09% fixed interest rate, maturing 2011	17,062,000	17,127,000	(3)	65,000

Total	$121,582,000	$123,246,000		$1,664,000

(1)	The fair value adjustment is included in the basis of the real estate acquired in the overall purchase price allocation.

(2)	Based on a market interest rate of 5.9%.

(3)	Based on a market interest rate of 5.8%.

(F)	Represents the estimated prepayment fees on the expected prepayment of the Blue Bell Plaza debt in December 2005 totaling $3.2 million. These fees have been included in the basis of the real estate acquired and are allocated to assets and liabilities in the overall purchase price allocation.

(G)	Represents Bresler & Reiner’s 1.9% ownership interest in the operating partnership consisting of 255,000 LTIP units which Bresler & Reiner will receive in exchange for the license of certain intellectual property assets and other intangible assets, along with a non-competition agreement and other arrangements. The number of LTIP units will increase to 293,000 if the underwriters’ over-allotment option is exercised in full.

2.   Adjustments to unaudited pro forma condensed consolidated statement of operations
      The adjustments to the unaudited pro forma condensed consolidated statement of operations for the 12 months ended December 31, 2004 are as follows:
(AA) Versar Center

	For the twelve months ended December 31, 2004

		Adjustments
	Historical	Resulting from
	Revenue and	Purchasing	Pro Forma
	Certain Expenses	the Property	Results

Operating revenues	$3,629,000	$—	$3,629,000
Rental income	1,000		1,000
Recoveries from tenants	—
Amortization of above and below market lease intangibles-net(a)	—	240,000	240,000
Other property revenues	6,000		6,000

Total operating revenues	3,636,000	240,000	3,876,000

Operating expenses
Management fees	109,000		109,000
Other property operating	1,516,000		1,516,000
Depreciation and amortization(a)	—	1,190,000	1,190,000

Total operating expenses	1,625,000	1,190,000	2,815,000

Net operating income (loss)	2,011,000	(950,000)	1,061,000
Interest expense(b)	—	(1,029,000)	(1,029,000)

Net income (loss)	$2,011,000	$(1,979,000)	$32,000

(a)	The value of the real estate assets acquired has been allocated between land, building and lease intangibles. Depreciation expense represents depreciation of the building using a useful life of 39 years. Amortization, income and expense represents amortization of the lease intangibles over their respective lease terms.

(b)	Represents interest expense based on an assumed mortgage with a principal balance of approximately $17.9 million and a fixed interest rate of 6.18%. Also included is the amortization of deferred financing costs and the loan fair value adjustments associated with the loan assumption, over approximately seven years, the remaining life of the loan resulting in a net decrease in interest expense of $75,000.

(BB) Fort Hill Centre

	For the twelve months ended December 31, 2004

		Adjustments
	Historical	Resulting from
	Revenue and	Purchasing	Pro Forma
	Certain Expenses	the Property	Results

Operating revenues
Rental income	$1,394,000	$—	$1,394,000
Recoveries from tenants	44,000	—	44,000
Amortization of above and below market lease intangibles-net(a)	—	185,000	185,000
Other property revenues	2,000	—	2,000

Total operating revenues	1,440,000	185,000	1,625,000

Operating expenses
Management fees	44,000	—	44,000
Other property operating	509,000	—	509,000
Depreciation and amortization(a)	—	732,000	732,000

Total operating expenses	553,000	732,000	1,285,000

Net operating income (loss)	887,000	(547,000)	340,000
Interest expense(b)	—	—	—

For the twelve months ended December 31, 2004

Adjustments
	Historical	Resulting from
	Revenue and	Purchasing	Pro Forma
	Certain Expenses	the Property	Results

Net income (loss)	$887,000	$(547,000)	$340,000

(a)	The value of the real estate assets acquired has been allocated between land, building and lease intangibles. Depreciation expense represents depreciation of the building using a useful life of 39 years. Amortization, income and expense represents amortization of the lease intangibles over their respective lease terms.

(b)	Since it is anticipated that the loan will be repaid at the time of purchase, no interest expense has been recorded.
(CC) Sudley North

	For the twelve months ended December 31, 2004

		Adjustments
	Historical	Resulting from
	Revenue and	Purchasing	Pro Forma
	Certain Expenses	the Property	Results

	(c)
Operating revenues
Rental income	$3,591,000	$—	$3,591,000
Recoveries from tenants	63,000	—	63,000
Amortization of above and below market lease intangibles-net(a)	—	185,000	185,000
Other property revenues	33,000	—	33,000

Total operating revenues	3,687,000	185,000	3,872,000

Operating expenses
Management fees	125,000	—	125,000
Other property operating	1,222,000	—	1,222,000
Depreciation and amortization(a)	—	1,044,000	1,044,000

Total operating expenses	1,347,000	1,044,000	2,391,000

Net operating income (loss)	2,340,000	(859,000)	1,481,000
Interest expense(b)	—	(846,000)	(846,000)

Net income (loss)	$2,340,000	$(1,705,000)	$635,000

(a)	The value of the real estate assets acquired has been allocated between land, building and lease intangibles. Depreciation expense represents depreciation of the building using a useful life of 39 years. Amortization, income and expense represents amortization of the lease intangibles over their respective lease terms.

(b)	Represents interest expense based on a mortgage loan assumed with a principal balance of approximately $17.5 million and a fixed interest rate of 7.47%. Also included is the amortization of deferred financing costs and the loan fair value adjustment, associated with the loan assumption, over approximately seven years, the remaining life of the loan resulting in a net decrease in interest expense of $454,000.

(c)	Amounts include Buildings A, B, C & D as shown on F-36 plus amounts related to the Bank Building located on the same property.

(DD) Wynwood

	For the twelve months ended December 31, 2004

		Adjustments
	Historical	Resulting from
	Revenue and	Purchasing	Pro Forma
	Certain Expenses	the Property	Results

Operating revenues
Rental income	$1,869,000	$—	$1,869,000
Recoveries from tenants	29,000	—	29,000
Amortization of above and below market lease intangibles-net(a)	—	71,000	71,000
Other property revenues	—	—	—

Total operating revenues	1,898,000	71,000	1,969,000

Operating expenses
Management fees	57,000	—	57,000
Other property operating	772,000	—	772,000
Depreciation and amortization(a)	—	618,000	618,000

Total operating expenses	829,000	618,000	1,447,000

Net operating income (loss)	1,069,000	(547,000)	522,000
Interest expense(b)	—	—	—

Net income (loss)	$1,069,000	$(547,000)	$522,000

(a)	The value of the real estate assets acquired has been allocated between land, building and lease intangibles. Depreciation expense represents depreciation of the building using a useful life of 39 years. Amortization, income and expense represents amortization of the lease intangibles over their respective lease terms.

(b)	Since it is anticipated that the loan will be repaid at the time of purchase, no interest expense has been recorded.

(EE) Fort Washington Executive Center

	For the twelve months ended December 31, 2004

		Adjustments
	Historical	Resulting from
	Revenue and	Purchasing	Pro Forma
	Certain Expenses	the Property	Results

Operating revenues
Rental income	$7,937,000	$—	$7,937,000
Recoveries from tenants	1,823,000	—	1,823,000
Amortization of above and below market lease intangibles-net(a)	—	97,000	97,000
Other property revenues	12,000	—	12,000

Total operating revenues	9,772,000	97,000	9,869,000

Operating expenses
Management fees	195,000	—	195,000
Other property operating	3,855,000	—	3,855,000
Depreciation and amortization(a)	—	3,325,000	3,325,000

Total operating expenses	4,050,000	3,325,000	7,375,000

Net operating income (loss)	5,722,000	(3,228,000)	2,494,000
Interest expense(b)	—	(2,946,000)	(2,946,000)

Net income (loss)	$5,722,000	$(6,174,000)	$(452,000)

(a)	The value of the real estate assets acquired has been allocated between land, building and lease intangibles. Depreciation expense represents depreciation of the building using a useful life of 39 years. Amortization, income and expense represents amortization of the lease intangibles over their respective lease terms.

(b)	Represents interest expense based on assumed mortgage loans with a total principal balance of approximately $48.1 million and fixed interest rates of 5.6%. Also included is the amortization of both deferred financing costs associated with estimated loan assumption costs and the loan fair value adjustment associated with the loan assumptions, over approximately nine years, the remaining lives of the loans resulting in a net increase in interest expense of $263,000.

(FF) 200 and 220 West Germantown Pike

	For the twelve months ended December 31, 2004

		Adjustments
	Historical	Resulting from
	Revenue and	Purchasing	Pro Forma
	Certain Expenses	the Property	Results

Operating revenues
Rental income	$2,646,000	$—	$2,646,000
Recoveries from tenants	175,000	—	175,000
Amortization of above and below market lease intangibles-net(a)	—	103,000	103,000
Other property revenues	19,000	—	19,000

Total operating revenues	2,840,000	103,000	2,943,000

Operating expenses
Management fees	92,000	—	92,000
Other property operating	848,000	—	848,000
Depreciation and amortization(a)	—	1,188,000	1,188,000

Total operating expenses	940,000	1,188,000	2,128,000

Net operating income (loss)	1,900,000	(1,085,000)	815,000
Interest expense(b)	—	—	— ----------
Net income (loss)	$1,900,000	$(1,085,000)	$815,000

(a)	The value of the real estate assets acquired has been allocated between land, building and lease intangibles. Depreciation expense represents depreciation of the building using a useful life of 39 years. Amortization, income and expense represents amortization of the lease intangibles over their respective lease terms.

(b)	Since it is anticipated that the loan will be repaid at the time of purchase, no interest expense has been recorded.

(GG) 102 Pickering Way

	For the twelve months ended December 31, 2004

		Adjustments
	Historical	Resulting from
	Revenue and	Purchasing	Pro Forma
	Certain Expenses	the Property	Results

Operating revenues
Rental income	$1,731,000	$—	$1,731,000
Recoveries from tenants	335,000	—	335,000
Amortization of above and below market lease intangibles-net(a)	—	8,000	8,000
Other property revenues	18,000	—	18,000

Total operating revenues	2,084,000	8,000	2,092,000

Operating expenses
Management fees	83,000	—	83,000
Other property operating	729,000	—	729,000
Depreciation and amortization(a)	—	978,000	978,000

Total operating expenses	812,000	978,000	1,790,000

Net operating income (loss)	1,272,000	(970,000)	302,000
Interest expense(b)	—	(562,000)	(562,000)

Net income (loss)	$1,272,000	$(1,532,000)	$(260,000)

(a)	The value of the real estate assets acquired has been allocated between land, building and lease intangibles. Depreciation expense represents depreciation of the building using a useful life of 39 years. Amortization, income and expense represents amortization of the lease intangibles over their respective lease terms.

(b)	Represents interest expense based on an assumed mortgage loan with a principal balance of approximately $10.1 million and a fixed interest rate of 6.5%. Also included is the amortization of both deferred financing costs and the loan fair value adjustment, associated with the loan assumption, over approximately seven years, the remaining life of the loan resulting in a net decrease in interest expense of $92,000.

(HH) Cross Keys Building

	For the twelve months ended December 31, 2004

		Adjustments
	Historical	Resulting from
	Revenue and	Purchasing	Pro Forma
	Certain Expenses	the Property	Results

Operating revenues
Rental income	$1,780,000	$—	$1,780,000
Recoveries from tenants	347,000	—	347,000
Amortization of above and below market lease intangibles-net(a)	—	74,000	74,000
Other property revenues	17,000	—	17,000

Total operating revenues	2,144,000	74,000	2,218,000

Operating expenses
Management fees	82,000	—	82,000
Other property operating	744,000	—	744,000
Depreciation and amortization(a)	—	1,066,000	1,066,000

Total operating expenses	826,000	1,066,000	1,892,000

Net operating income (loss)	1,318,000	(992,000)	326,000
Interest expense(b)	—	(659,000)	(659,000)

Net income (loss)	$1,318,000	$(1,651,000)	$(333,000)

(a)	The value of the real estate assets acquired has been allocated between land, building and lease intangibles. Depreciation expense represents depreciation of the building using a useful life of 39 years. Amortization, income and expense represents amortization of the lease intangibles over their respective lease terms.

(b)	Represents interest expense based on an assumed mortgage loan with a principal balance of approximately $10.9 million and a fixed interest rate of 5.45%. Also included is the amortization of both deferred financing costs and the loan fair value adjustment, associated with the loan assumption, over approximately eight years, the remaining life of the loan, resulting in an increase in interest expense of $67,000.

(II) Blue Bell Plaza

	For the twelve months ended December 31, 2004

		Adjustments
	Historical	Resulting from
	Revenue and	Purchasing	Pro Forma
	Certain Expenses	the Property	Results

Operating revenues
Rental income	$3,519,000	$—	$3,519,000
Recoveries from tenants	481,000	—	481,000
Amortization of above and below market lease intangibles-net(a)	—	71,000	71,000
Other property revenues	—	—	—

Total operating revenues	4,000,000	71,000	4,071,000

Operating expenses
Management fees	154,000	—	154,000
Other property operating	952,000	—	952,000
Depreciation and amortization(a)	—	1,923,000	1,923,000

Total operating expenses	1,106,000	1,923,000	3,029,000

Net operating income (loss)	2,894,000	(1,852,000)	1,042,000
Interest expense(b)	—	(424,000)	(424,000)

Net income (loss)	$2,894,000	$(2,276,000)	$618,000

(a)	The value of the real estate assets acquired has been allocated between land, building and lease intangibles. Depreciation expense represents depreciation of the building using a useful life of 39 years. Amortization, income and expense represents amortization of the lease intangibles over their respective lease terms.

(b)	Represents interest expense for three months based on an assumed mortgage loan with a principal balance of approximately $17.1 million, a fixed interest rate of 7.09%, and an expected prepayment of the loan in December 2005. Also included is the amortization of both deferred financing costs and the loan fair value adjustment, associated with the loan assumption, over three months, the remaining period until the expected loan prepayment, resulting in an increase in interest expense of $121,000.

(JJ)	Represents corporate general and administrative expenses as detailed below:

Cash expenses:
Salaries, bonuses and benefits	$1,869,000
Other general and administrative expenses	1,432,000

Total cash expenses	3,301,000
Non-cash expenses:
Non-cash compensation expense(1)	1,612,000
Other non-cash expenses(2)	3,825,000

Total non-cash expenses	5,437,000

Total general and administrative expenses	$8,738,000

(1)	Represents (i) the cost of employee services received in exchange for an award of LTIP units in our operating partnership and (ii) non-cash compensation expense associated with 1,000 shares of our common stock purchased by a member of our Management upon our initial formation in March 2005, which subsequent to a stock split which we will effect, will represent one-half of 1.0% of our common stock being sold in this offering, excluding any exercise of the underwriters’ over-allotment option.

(2)	Represents the cost of the license of certain intellectual property assets, a non-competition agreement and other arrangements with Bresler & Reiner in exchange for 255,000 LTIP units in our operating partnership based on negotiations between our company and Bresler & Reiner. The LTIP units are assumed to have a fair value of $15 per unit which is the midpoint of the range of the expected offering price of a share of common stock set forth on the cover page of this prospectus. Since the assets transferred by Bresler & Reiner are non-monetary and Bresler & Reiner has no historical cost basis in these assets, we have recorded the value of these assets as a corporate general and administrative expense.

(KK)	Represents minority partner’s share of the operating partnership’s income based on our minority partner’s 3.0% ownership interest.
      The adjustments to the unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2005 are as follows:
(AAA) Versar Center

	For the three months ended March 31, 2005

		Adjustments
	Historical	Resulting from
	Revenue and	Purchasing	Pro Forma
	Certain Expenses	the Property	Results

Operating revenues
Rental income	$875,000		$875,000
Recoveries from tenants	—		—
Amortization of above and below market lease intangibles-net(a)	—	$60,000	60,000
Other property revenues	1,000		1,000

Total operating revenues	876,000	60,000	936,000

Operating expenses
Management fees	24,000		24,000
Other property operating(b)	324,000	—	324,000
Depreciation and amortization(a)	—	266,000	266,000

Total operating expenses	348,000	266,000	614,000

Net operating income (loss)	528,000	(206,000)	322,000
Interest expense(c)	—	(255,000)	(255,000)

Net income (loss)	$528,000	$(461,000)	$67,000

(a)	The value of the real estate assets acquired has been allocated between land, building and lease intangibles. Depreciation expense represents depreciation of the building using a useful life of 39 years. Amortization, income and expense represents amortization of the lease intangibles over their respective lease terms.

(b)	Other property operating expenses include snow removal costs of $4,000.

(c)	Represents interest expense based on an assumed mortgage with a principal balance of approximately $17.9 million and a fixed interest rate of 6.18%. Also included is the amortization of deferred financing costs and the loan fair value adjustments associated with the loan assumption, over approximately 7 years, the remaining life of the loan resulting in a net decrease in interest expense of $19,000.

(BBB) Fort Hill Centre

	For the three months ended March 31, 2005

		Adjustments
	Historical	Resulting from
	Revenue and	Purchasing	Pro Forma
	Certain Expenses	the Property	Results

Operating revenues
Rental income	$398,000	$—	$398,000
Recoveries from tenants	8,000	—	8,000
Amortization of above and below market lease intangibles-net(a)	—	38,000	38,000
Other property revenues	1,000	—	1,000

Total operating revenues	407,000	38,000	445,000

Operating expenses
Management fees	10,000	—	10,000
Other property operating(b)	148,000	—	148,000
Depreciation and amortization(a)	—	141,000	141,000

Total operating expenses	158,000	141,000	299,000

Net operating income (loss)	249,000	(103,000)	146,000
Interest expense(c)	—	—	—

Net income (loss)	$249,000	$(103,000)	$146,000

(a)	The value of the real estate assets acquired has been allocated between land, building and lease intangibles. Depreciation expense represents depreciation of the building using a useful life of 39 years. Amortization, income and expense represents amortization of the lease intangibles over their respective lease terms.

(b)	Other property operating expenses include snow removal costs of $11,000.

(c)	Since it is anticipated that the loan will be repaid at the time of the purchase, no interest expense has been recorded.

(CCC) Sudley North

	For the three months ended March 31, 2005

		Adjustments
	Historical	Resulting from
	Revenue and	Purchasing	Pro Forma
	Certain Expenses	the Property	Results

	(d)
Operating revenues
Rental income	$837,000	$—	$837,000
Recoveries from tenants	9,000	—	9,000
Amortization of above and below market lease intangibles-net(a)	—	45,000	45,000
Other property revenues	—	—	—

Total operating revenues	846,000	45,000	891,000

Operating expenses
Management fees	25,000	—	25,000
Other property operating(b)	349,000	—	349,000
Depreciation and amortization(a)	—	244,000	244,000

Total operating expenses	374,000	244,000	618,000

Net operating income (loss)	472,000	(199,000)	273,000
Interest expense(c)	—	(209,000)	(209,000)

Net income (loss)	$472,000	$(408,000)	$64,000

(a)	The value of the real estate assets acquired has been allocated between land, building and lease intangibles. Depreciation expense represents depreciation of the building using a useful life of 39 years. Amortization, income and expense represents amortization of the lease intangibles over their respective lease terms.

(b)	Other property operating expenses include snow removal costs of $33,000.

(c)	Represents interest expense based on an assumed mortgage loan with a principal balance of approximately $17.5 million and a fixed interest rate of 7.47%. Also included is the amortization of both deferred financing costs and the loan fair value adjustment, associated with the loan assumption, over approximately seven years, the remaining life of the loan resulting in a net decrease in interest expense of $113,000.

(d)	Amounts include Buildings A, B, C and D as shown on F-36 plus amounts related to the Bank Building located on the same property.

(DDD) Wynwood

	For the three months ended March 31, 2005

		Adjustments
	Historical	Resulting from
	Revenue and	Purchasing	Pro Forma
	Certain Expenses	the Property	Results

Operating revenues
Rental income	$444,000	$—	$444,000
Recoveries from tenants	3,000	—	3,000
Amortization of above and below market lease intangibles-net(a)	—	19,000	19,000
Other property revenues	—	—	—

Total operating revenues	447,000	19,000	466,000

Operating expenses
Management fees	13,000	—	13,000
Other property operating(b)	194,000	—	194,000
Depreciation and amortization(a)	—	151,000	151,000

Total operating expenses	207,000	151,000	358,000

Net operating income (loss)	240,000	(132,000)	108,000
Interest expense(c)	—	—	—

Net income (loss)	$240,000	$(132,000)	$108,000

(a)	The value of the real estate assets acquired has been allocated between land, building and lease intangibles. Depreciation expense represents depreciation of the building using a useful life of 39 years. Amortization, income and expense represents amortization of the lease intangibles over their respective lease terms.

(b)	Other property operating expenses include snow removal costs of $12,000.

(c)	Since it is anticipated that the loan will be repaid at the time of the purchase, no interest expense has been recorded.

(EEE) Fort Washington Executive Center

	For the three months ended March 31, 2005

		Adjustments
	Historical	Resulting from
	Revenue and	Purchasing	Pro Forma
	Certain Expenses	the Property	Results

Operating revenues
Rental income	$2,100,000	$—	$2,100,000
Recoveries from tenants	432,000	—	432,000
Amortization of above and below market lease intangibles-net(a)	—	28,000	28,000
Other property revenues	11,000	—	11,000

Total operating revenues	2,543,000	28,000	2,571,000

Operating expenses
Management fees	55,000	—	55,000
Other property operating(b)	1,064,000	—	1,064,000
Depreciation and amortization(a)	—	819,000	819,000

Total operating expenses	1,119,000	819,000	1,938,000

Net operating income (loss)	1,424,000	(791,000)	633,000
Interest expense(c)	—	(730,000)	(730,000)

Net income (loss)	$1,424,000	$(1,521,000)	$(97,000)

(a)	The value of the real estate assets acquired has been allocated between land, building and lease intangibles. Depreciation expense represents depreciation of the building using a useful life of 39 years. Amortization, income and expense represents amortization of the lease intangibles over their respective lease terms.

(b)	Other property operating expenses include snow removal costs of $156,000.

(c)	Represents interest expense based on assumed mortgage loans with a total principal balance of approximately $48.1 million and fixed interest rates of 5.6%. Also included is the amortization of both deferred financing costs associated with estimated loan assumption costs and the loan fair value adjustment associated with the loan assumptions, over approximately nine years, the remaining lives of the loans resulting in a net increase in interest expense of $66,000.

(FFF) 200 and 220 West Germantown Pike

	For the three months ended March 31, 2005

		Adjustments
	Historical	Resulting from
	Revenue and	Purchasing	Pro Forma
	Certain Expenses	the Property	Results

Operating revenues
Rental income	$631,000	$—	$631,000
Recoveries from tenants	45,000	—	45,000
Amortization of above and below market lease intangibles-net(a)	—	26,000	26,000
Other property revenues	—	—	—

Total operating revenues	676,000	26,000	702,000

Operating expenses
Management fees	23,000	—	23,000
Other property operating(b)	227,000	—	227,000
Depreciation and amortization(a)	—	297,000	297,000

Total operating expenses	250,000	297,000	547,000

Net operating income (loss)	426,000	(271,000)	155,000
Interest expense(c)	—	—	—

Net income (loss)	$426,000	$(271,000)	$155,000

(a)	The value of the real estate assets acquired has been allocated between land, building and lease intangibles. Depreciation expense represents depreciation of the building using a useful life of 39 years. Amortization, income and expense represents amortization of the lease intangibles over their respective lease terms.

(b)	Other property operating expenses include snow removal costs of $29,000.

(c)	Since it is anticipated that the loan will be repaid at the time of the purchase, no interest expense has been recorded.

(GGG) 102 Pickering Way

	For the three months ended March 31, 2005

		Adjustments
	Historical	Resulting from
	Revenue and	Purchasing	Pro Forma
	Certain Expenses	the Property	Results

Operating revenues
Rental income	$433,000	$	$433,000
Recoveries from tenants	74,000	—	74,000
Amortization of above and below market lease intangibles-net(a)	—	1,000	1,000
Other property revenues	4,000	—	4,000

Total operating revenues	511,000	1,000	512,000

Operating expenses
Management fees	20,000	—	20,000
Other property operating(b)	176,000	—	176,000
Depreciation and amortization(a)	—	224,000	224,000

Total operating expenses	196,000	224,000	420,000

Net operating income (loss)	315,000	(223,000)	92,000
Interest expense(c)	—	(139,000)	(139,000)

Net income (loss)	$315,000	$(362,000)	$(47,000)

(a)	The value of the real estate assets acquired has been allocated between land, building and lease intangibles. Depreciation expense represents depreciation of the building using a useful life of 39 years. Amortization, income and expense represents amortization of the lease intangibles over their respective lease terms.

(b)	Other property operating expenses include snow removal costs of $7,000.

(c)	Represents interest expense based on an assumed mortgage loan with a principal balance of approximately $10.1 million and a fixed interest rate of 6.5%. Also included is the amortization of both deferred financing costs and the loan fair value adjustment, associated with the loan assumption, over approximately seven years, the remaining life of the loan resulting in a net decrease in interest expense of $23,000.

(HHH) Cross Keys Building

	For the three months ended March 31, 2005

		Adjustments
	Historical	Resulting from
	Revenue and	Purchasing	Pro Forma
	Certain Expenses	the Property	Results

Operating revenues
Rental income	$451,000	$	$451,000
Recoveries from tenants	79,000	—	79,000
Amortization of above and below market lease intangibles-net(a)	—	13,000	13,000
Other property revenues	1,000	—	1,000

Total operating revenues	531,000	13,000	544,000

Operating expenses
Management fees	21,000	—	21,000
Other property operating(b)	181,000	—	181,000
Depreciation and amortization(a)	—	233,000	233,000

Total operating expenses	202,000	233,000	435,000

Net operating income (loss)	329,000	(220,000)	109,000
Interest expense(c)	—	(163,000)	(163,000)

Net income (loss)	$329,000	$(383,000)	$(54,000)

(a)	The value of the real estate assets acquired has been allocated between land, building and lease intangibles. Depreciation expense represents depreciation of the building using a useful life of 39 years. Amortization, income and expense represents amortization of the lease intangibles over their respective lease terms.

(b)	Other property operating expenses include snow removal costs of $29,000.

(c)	Represents interest expense based on an assumed mortgage loan with a principal balance of approximately $10.9 million and a fixed interest rate of 5.45%. Also included is the amortization of both deferred financing costs and the loan fair value adjustment, associated with the loan assumption, over approximately seven years, the remaining life of the loan resulting in a net increase in interest expense of $17,000.

(III) Blue Bell Plaza

	For the three months ended March 31, 2005

		Adjustments
	Historical	Resulting from
	Revenue and	Purchasing	Pro Forma
	Certain Expenses	the Property	Results

Operating revenues
Rental income	$901,000	$—	$901,000
Recoveries from tenants	101,000	—	101,000
Amortization of above and below market lease intangibles-net(a)	—	18,000	18,000
Other property revenues	—	—	—

Total operating revenues	1,002,000	18,000	1,020,000

Operating expenses
Management fees	38,000	—	38,000
Other property operating(b)	263,000	—	263,000
Depreciation and amortization(a)	—	481,000	481,000

Total operating expenses	301,000	481,000	782,000

Net operating income (loss)	701,000	(463,000)	238,000
Interest expense(c)	—	—	—

Net income (loss)	$701,000	$(463,000)	$238,000

(a)	The value of the real estate assets acquired has been allocated between land, building and lease intangibles. Depreciation expense represents depreciation of the building using a useful life of 39 years. Amortization, income and expense represents amortization of the lease intangibles over their respective lease terms.

(b)	Other property operating expenses include snow removal costs of $34,000.

(c)	Since it is anticipated that the loan will be repaid prior to the period covered in these pro forma financial statements, no interest expense has been recorded.

(JJJ)	Represents corporate general and administrative expenses as detailed below:

Cash expenses:
Salaries, bonuses and benefits	$467,000
Other general and administrative expenses	358,000

Total cash expenses	825,000
Non-cash compensation expense(1)	164,000

Total general and administrative expenses	$989,000

(1)	Represents the cost of employee services received in exchange for an award of LTIP units in our operating partnership.

(KKK)	Represents minority partner’s share of the operating partnership’s income based on our minority partner’s 3.0% ownership interest.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder of
Midlantic Office Trust, Inc.
We have audited the accompanying balance sheet of Midlantic Office Trust, Inc. (the “Company”) as of May 5, 2005. This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. The Company has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, such balance sheet presents fairly, in all material respects, the financial position of Midlantic Office Trust, Inc., at May 5, 2005, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
McLean, Virginia
July 22, 2005

MIDLANTIC OFFICE TRUST, INC.
BALANCE SHEET
as of May 5, 2005

Assets:
Cash	$10

Total assets	$10

Liabilities and shareholder’s equity:
Liabilities	$—

Total shareholder’s equity	10

Preferred stock, $0.01 par value per share, no shares authorized and no shares issued and outstanding	—
Common stock, $0.01 par value per share, 1,000 shares authorized, issued and outstanding	10

Total liabilities and shareholder’s equity	$10

See Notes to Balance Sheet

MIDLANTIC OFFICE TRUST, INC.
NOTES TO BALANCE SHEET
As of May 5, 2005

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS
      Midlantic Office Trust, Inc. (the “Company”) was incorporated in March 2005 as a self-advised Maryland corporation. The Company anticipates filing a Registration Statement on Form S-11 with the Securities and Exchange Commission for a proposed public offering (the “Offering”) of common shares. The Company will invest in commercial office properties located in the Mid-Atlantic region. The Company has no operations to date, but will begin operations upon completion of the Offering. The operations of the Company will be carried on primarily through a newly formed limited partnership for which the Company will be sole general partner.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
      It is the intent of the Company to elect the status of and qualify as a real estate investment trust (“REIT”) under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended. As a REIT, the Company will be permitted to deduct distributions paid to its shareholders, eliminating the Federal taxation of income represented by such distributions at the Company level. REITs are subject to several organizational and operational requirements. If the Company fails to qualify as a REIT in any taxable year, the Company will be subject to Federal income tax on its taxable income at regular corporate rates.
      In connection with the Offering, the Company will incur legal, accounting and other costs. Such costs will be paid from the Offering proceeds.
      The Company accounts for the award of equity instruments to employees in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment, which requires an entity to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. At formation, 1,000 shares of common stock were issued to a member of management for $10. The Company intends to execute a stock split immediately prior to the Offering.
      Following is a summary of significant accounting policies the Company intends to employ subsequent to the offering:
Revenue Recognition
      We will recognize rental revenue in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 13 which requires that revenue be recognized on a straight-line basis over the term of the lease for operating leases.
Cash and Cash Equivalents
      We will consider all highly liquid investments purchased with an original maturity date of three months or less to be cash equivalents.
Rental Property and Equipment
      Rental property and equipment will be stated at cost. Depreciation will be recorded using the straight-line method over the estimated useful lives of the related assets, generally 39 years for buildings and three to 10 years for furniture, fixtures and equipment. Replacements and renovations that extend the useful life of an asset will be capitalized and depreciated over their estimated useful lives.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
      Upon acquisitions of real estate, we will assess the fair value of acquired assets (including land, buildings and improvements, and identified intangibles such as above and below market leases and acquired in-place leases and tenant relationships) and acquired liabilities in accordance with SFAS No. 141, “Business Combinations” and SFAS No. 142, “Goodwill and Other Intangible Assets” and will allocate purchase price based on these assessments. We will assess fair value based on estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows will be based on a number of factors including the historical operating results, known trends, and market conditions that may affect the property.
      In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, we will evaluate the recoverability of long-lived assets whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability is measured based on net, undiscounted expected cash flows. Assets are considered to be impaired if the undiscounted expected cash flows are less than the carrying amount of the assets. Impairment charges are recorded based upon the difference between the carrying value of the asset and its fair value.
Investments in and Advances to Joint Ventures
      For investments in joint ventures, we will evaluate whether the joint venture entities are variable interest entities (“VIEs”), as set forth in FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities, an interpretation of ARB No. 51” as revised in December 2003, (“FIN 46R”). For entities that are not deemed to be VIEs we will account for our investments in these joint ventures in accordance with Statement of Position No. 78-9, “Accounting for Investments in Real Estate Ventures” and APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock.” Accordingly, for entities in which we have a controlling interest, we will consolidate the investment and a minority interest will be recognized in our consolidated financial statements. Minority interest in the balance sheet will represent the minority owners’ share of equity as of the balance sheet date; minority interest in the statements of operations will represent the minority owners’ share of the income or loss of the consolidated joint venture. For entities in which we exercise significant influence but do not control, we will account for our investment using the equity method of accounting and will not consolidate the investment. We will evaluate control primarily based on the investors’ relative voting rights in the joint venture.
      For entities that are deemed to be VIEs, as set forth in FIN 46R, we will account for our investments in joint ventures based on a determination of the entity’s primary beneficiary. If we are the primary beneficiary through being subject to a majority of the potential variability in gains or losses of the VIE, then we will consolidate our investment in the joint venture. If we are not the primary beneficiary then we will not consolidate our investment in the joint venture.
Deferred Charges and Other Assets
      Fees incurred in connection with obtaining financing for our real estate will be deferred and amortized as a part of interest expense over the term of the related debt instrument on a straight-line basis, which approximates the effective interest method. Leasing charges, comprised of tenant allowances and lease commissions incurred to originate a lease, will be deferred and amortized on a straight-line basis over the term of the related lease.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
      The application of SFAS No. 141 “Business Combinations” and SFAS No. 142 “Goodwill and Other Intangible Assets” (together “SFAS Nos. 141 and 142”) to real estate acquisitions will require us to allocate the purchase price to acquired in-place leases in addition to land, building and improvements based on the relative fair values of the assets and liabilities acquired. In order to determine the amount of the purchase price to be allocated to the acquired leases, we will make several assumptions regarding the relative value of the in-place leases when compared to the current market. Some of the judgments required as a part of this exercise include (1) determining the market rental rates of the acquired leases, (2) estimating the market value of concessions (including rent concessions and tenant improvement allowances) and leasing commissions to be paid on new leases, (3) estimating an appropriate lease-up period and (4) applying an estimated risk-adjusted discount rate to the existing tenants’ leases.
Use of Estimates
      The preparation of financial statements in conformity with accounting principles generally accepted in the United States will require management to make estimates and assumptions that affect the stated amounts of assets, liabilities, revenues, and expenses presented in the financial statements, as well as the disclosures relating to contingent liabilities. Consequently, actual results could differ from those estimates that will be reported in our financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder of
Midlantic Office Trust, Inc.
We have audited the accompanying statements of revenues and certain expenses of the Versar Center for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Versar Center’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenues and certain expenses are free of material misstatement. Versar Center has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of Versar Center’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
The accompanying statements of revenues and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Form S-11 of Midlantic Office Trust, Inc., as a result of the proposed acquisition of Versar Center by Midlantic Office Trust, Inc. Material amounts, as described in Note 1 to the statements of revenues and certain expenses, that would not be directly attributable to future operating results of Versar Center are excluded, and the financial statements are not intended to be a complete presentation of Versar Center’s revenues and expenses.
In our opinion, the statements of revenues and certain expenses present fairly, in all material respects, the revenues and certain expenses of Versar Center for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
McLean, Virginia
July 22, 2005

VERSAR CENTER
STATEMENTS OF REVENUES
AND CERTAIN EXPENSES

		Year Ended December 31,
	Three Months Ended
	March 31, 2005	2004	2003	2002

	(unaudited)
REVENUES:
Rental income	$875,000	$3,629,000	$3,641,000	$3,687,000
Recoveries from tenants	—	1,000	32,000	56,000
Other property revenues	1,000	6,000	68,000	5,000

Total revenues	876,000	3,636,000	3,741,000	3,748,000

CERTAIN EXPENSES:
Management fees	24,000	109,000	111,000	106,000
Taxes	65,000	261,000	254,000	227,000
Other property operating expenses	259,000	1,255,000	1,354,000	1,103,000

Total certain expenses	348,000	1,625,000	1,719,000	1,436,000

REVENUES IN EXCESS OF CERTAIN EXPENSES	$528,000	$2,011,000	$2,022,000	$2,312,000

See Notes to Financial Statements

VERSAR CENTER
NOTES TO STATEMENTS OF REVENUES
AND CERTAIN EXPENSES

1.	ORGANIZATION AND BASIS FOR PRESENTATION
      The Versar Center (“Versar”) consists of two commercial office buildings located in Manassas, Virginia.
      The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual operations for the years presented due to the exclusion of revenues and certain expenses, which may not be comparable to the proposed future operations of the properties. Such material items include depreciation, amortization, interest expense and interest income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition
      Versar leases space to tenants, for which such tenants are charged minimum rent that is recognized on a straight-line basis over the terms of the respective leases which may include periods of free rent/ rent holidays. The lease agreements contain provisions that provide for additional rentals based on reimbursements of the tenants’ share of real estate taxes, insurance and other costs. These revenues are recognized in the period in which the applicable expenses are incurred.
Other Property Revenues
      Other property revenues generally consist of revenues for termination fees.
Use of Estimates
      The preparation of the statements of revenues and certain expenses in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statements of revenues and certain expenses and accompanying notes. Actual results could differ from those estimates.
3.   MINIMUM FUTURE RENTALS
      Versar has noncancelable leases with tenants requiring monthly payments of specified minimum rent. A majority of the leases require reimbursement by the tenant of substantially all operating expenses of the property. Minimum future rental commitments under the noncancelable operating leases at December 31, 2004 are as follows:

Year ending December 31,
2005	$3,372,000
2006	2,993,000
2007	2,864,000
2008	2,800,000
2009	1,756,000
Thereafter	572,000

$14,357,000

4.	UNAUDITED INTERIM FINANCIAL INFORMATION
      The statement of revenues and certain expenses for the three months ended March 31, 2005 is unaudited. In the opinion of management, this financial statement reflects all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the results of the interim period. The operating results of the three-month interim period are not necessarily indicative of the results that may be expected for a full year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder of
Midlantic Office Trust, Inc.
We have audited the accompanying statements of revenues and certain expenses of Sudley North (Buildings A, B, C and D)(“Sudley North”) for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Sudley North’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenues and certain expenses are free of material misstatement. Sudley North has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of Sudley North’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
The accompanying statements of revenues and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Form S-11 of Midlantic Office Trust, Inc., as a result of the proposed acquisition of Sudley North by Midlantic Office Trust, Inc. Material amounts, as described in Note 1 to the statements of revenues and certain expenses, that would not be directly attributable to future operating results of Sudley North are excluded, and the financial statements are not intended to be a complete presentation of Sudley North’s revenues and expenses.
In our opinion, the statements of revenues and certain expenses present fairly, in all material respects, the revenues and certain expenses of Sudley North for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
McLean, Virginia
May 12, 2005

SUDLEY NORTH (BUILDINGS A, B, C AND D)
STATEMENTS OF REVENUES
AND CERTAIN EXPENSES

		Year ended December 31,
	Three Months Ended
	March 31, 2005	2004	2003	2002

	(unaudited)
REVENUES:
Rental income	$800,000	$3,444,000	$3,328,000	$3,291,000
Recoveries from tenants	6,000	63,000	104,000	38,000
Other property revenues	—	33,000	1,000	10,000

Total revenues	806,000	3,540,000	3,433,000	3,339,000

CERTAIN EXPENSES:
Management fees	23,000	119,000	115,000	116,000
Taxes	56,000	225,000	232,000	238,000
Other property operating expenses	287,000	978,000	752,000	740,000

Total certain expenses	366,000	1,322,000	1,099,000	1,094,000

REVENUES IN EXCESS OF CERTAIN EXPENSES	$440,000	$2,218,000	$2,334,000	$2,245,000

See Notes to Statements of Revenues and Certain Expenses

SUDLEY NORTH (BUILDINGS A, B, C AND D)
NOTES TO STATEMENTS OF REVENUES
AND CERTAIN EXPENSES

1.	ORGANIZATION AND BASIS FOR PRESENTATION
      Sudley North (Buildings A, B, C and D) (“Sudley North”) is part of a five-building office park located in Manassas, Virginia.
      The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual operations for the years presented due to the exclusion of revenues and certain expenses, which may not be comparable to the proposed future operations of the properties. Such material items include depreciation, amortization, interest expense and interest income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition
      Sudley North leases space to tenants, for which such tenants are charged minimum rent that is recognized on a straight-line basis over the terms of the respective leases which may include periods of free rent/ rent holidays. The lease agreements contain provisions that provide for additional rentals based on reimbursements of the tenants’ share of real estate taxes, insurance and other costs. These revenues are recognized in the period in which the applicable expenses are incurred.
Other Property Revenues
      Other property revenues generally consist of revenues for termination fees.
Use of Estimates
      The preparation of the statements of revenues and certain expenses in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statements of revenues and certain expenses and accompanying notes. Actual results could differ from those estimates.

3.	MINIMUM FUTURE RENTALS
      Sudley North has noncancelable leases with tenants requiring monthly payments of specified minimum rent. A majority of the leases require reimbursement by the tenant of substantially all operating expenses of the property. Minimum future rental commitments under the noncancelable operating leases at December 31, 2004 are as follows:

Year ending December 31,
2005	$2,695,000
2006	2,306,000
2007	1,849,000
2008	1,452,000
2009	157,000
Thereafter	1,223,000

$9,682,000

4.	UNAUDITED INTERIM FINANCIAL INFORMATION
      The statement of revenues and certain expenses for the three months ended March 31, 2005 is unaudited. In the opinion of management, this financial statement reflects all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the results of the interim period. The operating results of the three-month interim period are not necessarily indicative of the results that may be expected for a full year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder of
Midlantic Office Trust, Inc.
We have audited the accompanying statements of revenues and certain expenses of Fort Washington Executive Center for the years ended December 31, 2004 and 2002. These financial statements are the responsibility of Fort Washington Executive Center’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenues and certain expenses are free of material misstatement. Fort Washington Executive Center has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of Fort Washington Executive Center’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
The accompanying statements of revenues and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Form S-11 of Midlantic Office Trust, Inc., as a result of the proposed acquisition of Fort Washington Executive Center by Midlantic Office Trust, Inc. Material amounts, as described in Note 1 to the statements of revenues and certain expenses, that would not be directly attributable to future operating results of Fort Washington Executive Center are excluded, and the financial statements are not intended to be a complete presentation of Fort Washington Executive Center’s revenues and expenses.
In our opinion, the statements of revenues and certain expenses present fairly, in all material respects, the revenues and certain expenses of Fort Washington Executive Center for the years ended December 31, 2004 and 2002, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
McLean, Virginia
May 12, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of
Midlantic Office Trust, Inc.
We have audited the statement of revenues and certain expenses of Fort Washington Executive Center (the “Property”) as described in Note 1 for the year ended December 31, 2003. The financial statement is the responsibility of the Property’s management. Our responsibility is to express an opinion on the financial statement based on our audit.
We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
The accompanying statements of revenues and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Form S-11 of Midlantic Office Trust, Inc., as a result of the proposed acquisition of Fort Washington Executive Center by Midlantic Office Trust, Inc. and is not intended to be a complete presentation of the Property’s revenues and certain expenses.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the revenues and certain expenses of Fort Washington Office Center, as described in Note 1, for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.
/s/ Ernst & Young LLP
McLean, Virginia
April 14, 2004

FORT WASHINGTON EXECUTIVE CENTER
STATEMENTS OF REVENUES
AND CERTAIN EXPENSES

		Year Ended December 31,
	Three Months Ended
	March 31, 2005	2004	2003	2002

	(unaudited)
REVENUES:
Rental income	$2,100,000	$7,937,000	$7,337,000	$9,041,000
Recoveries from tenants	432,000	1,823,000	1,671,000	1,630,000
Other property revenues	11,000	12,000	300,000	54,000

Total revenues	2,543,000	9,772,000	9,308,000	10,725,000

CERTAIN EXPENSES:
Management fees	55,000	195,000	165,000	197,000
Taxes	285,000	1,107,000	1,020,000	949,000
Other property operating expenses	779,000	2,748,000	2,633,000	2,564,000

Total certain expenses	1,119,000	4,050,000	3,818,000	3,710,000

REVENUES IN EXCESS OF CERTAIN EXPENSES	$1,424,000	$5,722,000	$5,490,000	$7,015,000

See Notes to Statements of Revenues and Certain Expenses

FORT WASHINGTON EXECUTIVE CENTER
NOTES TO STATEMENTS OF REVENUES
AND CERTAIN EXPENSES

1.	ORGANIZATION AND BASIS FOR PRESENTATION
      Fort Washington Executive Center (“Fort Washington”) consists of three, three-story office building located in Fort Washington, Pennsylvania.
      The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual operations for the years presented due to the exclusion of revenues and certain expenses, which may not be comparable to the proposed future operations of the properties. Such material items include depreciation, amortization, interest expense and interest income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition
      Fort Washington leases space to tenants, for which such tenants are charged minimum rent that is recognized on a straight-line basis over the terms of the respective leases which may include periods of free rent/ rent holidays. The lease agreements contain provisions that provide for additional rentals based on reimbursements of the tenants’ share of real estate taxes, insurance and other costs. These revenues are recognized in the period in which the applicable expenses are incurred.
Other Property Revenues
      Other property revenues generally consist of revenues for termination fees.
Use of Estimates
      The preparation of the statements of revenues and certain expenses in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statements of revenues and certain expenses and accompanying notes. Actual results could differ from those estimates.
3.   MINIMUM FUTURE RENTALS
      Fort Washington has noncancelable leases with tenants requiring monthly payments of specified minimum rent. A majority of the leases require reimbursement by the tenant of substantially all operating expenses of the property. Minimum future rental commitments under the noncancelable operating leases at December 31, 2004 are as follows:

Year ending December 31,
2005	$8,489,000
2006	8,408,000
2007	7,649,000
2008	2,876,000
2009	1,873,000
Thereafter	6,281,000

$35,576,000

4.	UNAUDITED INTERIM FINANCIAL INFORMATION
      The statement of revenues and certain expenses for the three months ended March 31, 2005 is unaudited. In the opinion of management, this financial statement reflects all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the results of the interim period. The operating results of the three-month interim period are not necessarily indicative of the results that may be expected for a full year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder of
Midlantic Office Trust, Inc.
We have audited the accompanying statements of revenues and certain expenses of 200 and 220 West Germantown Pike for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of 200 and 220 West Germantown Pike’s management. Our responsibility is to express an opinion on the financial statement based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of revenues and certain expenses are free of material misstatement. 200 and 220 West Germantown Pike has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of 200 and 220 West Germantown Pike’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
The accompanying statements of revenues and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Form S-11 of Midlantic Office Trust, Inc., as a result of the proposed acquisition of 200 and 220 West Germantown Pike by Midlantic Office Trust, Inc. Material amounts, as described in Note 1 to the statements of revenues and certain expenses, that would not be directly attributable to future operating results of 200 and 220 West Germantown Pike are excluded, and the financial statements are not intended to be a complete presentation of 200 and 220 West Germantown Pike’s revenues and expenses.
In our opinion, the statements of revenues and certain expenses present fairly, in all material respects, the revenues and certain expenses of 200 and 220 West Germantown Pike for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
McLean, Virginia
July 22, 2005

200 AND 220 WEST GERMANTOWN PIKE
STATEMENTS OF REVENUES
AND CERTAIN EXPENSES

		Year Ended December 31,
	Three Months Ended
	March 31, 2005	2004	2003	2002

	(unaudited)
REVENUES:
Rental income	$631,000	$2,646,000	$2,542,000	$2,542,000
Recoveries from tenants	45,000	175,000	143,000	96,000
Other property revenues	—	19,000	—	—

Total revenues	676,000	2,840,000	2,685,000	2,638,000

CERTAIN EXPENSES:
Management fees	23,000	92,000	103,000	99,000
Taxes	53,000	213,000	206,000	192,000
Other property operating expenses	174,000	635,000	502,000	473,000

Total certain expenses	250,000	940,000	811,000	764,000

REVENUES IN EXCESS OF CERTAIN EXPENSES	$426,000	$1,900,000	$1,874,000	$1,874,000

See Notes to Statements of Revenues and Certain Expenses

200 AND 220 WEST GERMANTOWN PIKE
NOTES TO STATEMENTS OF REVENUES
AND CERTAIN EXPENSES

1.	ORGANIZATION AND BASIS FOR PRESENTATION
      200 and 220 West Germantown Pike (“Germantown”) consists of two office buildings located in Plymouth Meeting, Pennsylvania.
      The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual operations for the period presented due to the exclusion of revenues and certain expenses, which may not be comparable to the proposed future operations of the properties. Such material items include depreciation, amortization, interest expense and interest income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition
      Germantown leases space to tenants, for which such tenants are charged minimum rent that is recognized on a straight-line basis over the terms of the respective leases which may include periods of free rent/ rent holidays. The lease agreements contain provisions that provide for additional rentals based on reimbursements of the tenants’ share of real estate taxes, insurance and other costs. These revenues are recognized in the period in which the applicable expenses are incurred.
Use of Estimates
      The preparation of the statements of revenues and certain expenses in conformity with accounting principles generally accepted in the United States (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in the statements of certain revenues and certain operating expenses and accompanying notes. Actual results could differ from those estimates.
3.   REPAIRS AND MAINTENANCE
      In 2004 Germantown incurred repair costs of approximately $873,000 related to flood damage sustained from a rain storm. The property received $619,000 of insurance reimbursements, representing the portion covered by its insurance policy. The net amount of $254,000 is included in other property operating expenses.
4.   MINIMUM FUTURE RENTALS
      Germantown has noncancelable leases with tenants requiring monthly payments of specified minimum rent. A majority of the leases require reimbursement by the tenant of substantially all operating expenses

4.	MINIMUM FUTURE RENTALS (CONTINUED)

of the property. Minimum future rental commitments under the noncancelable operating leases at December 31, 2004 are as follows:

Year ending December 31,
2005	$2,658,000
2006	2,776,000
2007	2,474,000
2008	2,506,000
2009	2,030,000
Thereafter	408,000

$12,852,000

5.	UNAUDITED INTERIM FINANCIAL INFORMATION
      The statement of revenues and certain expenses for the three months ended March 31, 2005 is unaudited. In the opinion of management, this financial statement reflects all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the results of the interim period. The operating results of the three-month interim period are not necessarily indicative of the results that may be expected for a full year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder of
Midlantic Office Trust, Inc.
We have audited the accompanying statements of revenues and certain expenses of 102 Pickering Way for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of 102 Pickering Way’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenues and certain expenses are free of material misstatement. 102 Pickering Way has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of 102 Pickering Way’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
The accompanying statements of revenues and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Form S-11 of Midlantic Office Trust, Inc., as a result of the proposed acquisition of 102 Pickering Way by Midlantic Office Trust, Inc. Material amounts, as described in Note 1 to the statements of revenues and certain expenses, that would not be directly attributable to future operating results of 102 Pickering Way are excluded, and the financial statements are not intended to be a complete presentation of 102 Pickering Way’s revenues and expenses.
In our opinion, the statements of revenues and certain expenses present fairly, in all material respects, the revenues and certain expenses of 102 Pickering Way for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
McLean, Virginia
May 12, 2005

102 PICKERING WAY
STATEMENTS OF REVENUES
AND CERTAIN EXPENSES

		Year ended December 31,
	Three Months Ended
	March 31, 2005	2004	2003	2002

	(unaudited)
REVENUES:
Rental income	$433,000	$1,731,000	$1,722,000	$1,428,000
Recoveries from tenants	74,000	335,000	239,000	167,000
Other property revenues	4,000	18,000	26,000	1,000

Total revenues	511,000	2,084,000	1,987,000	1,596,000

CERTAIN EXPENSES:
Management fees	20,000	83,000	118,000	52,000
Taxes	32,000	128,000	124,000	120,000
Other property operating expenses	144,000	601,000	530,000	559,000

Total certain expenses	196,000	812,000	772,000	731,000

REVENUES IN EXCESS OF CERTAIN EXPENSES	$315,000	$1,272,000	$1,215,000	$865,000

See Notes to Statements of Revenues and Certain Expenses

102 PICKERING WAY
NOTES TO STATEMENTS OF REVENUES
AND CERTAIN EXPENSES
1.   ORGANIZATION AND BASIS FOR PRESENTATION
      102 Pickering Way (“Pickering”) consists of a five-story office building located in Exton, Pennsylvania.
      The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual operations for the years presented due to the exclusion of revenues and certain expenses, which may not be comparable to the proposed future operations of the properties. Such material items include depreciation, amortization, interest expense and interest income.
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition
      Pickering leases space to tenants, for which such tenants are charged minimum rent that is recognized on a straight-line basis over the terms of the respective leases which may include periods of free rent/ rent holidays. The lease agreements contain provisions that provide for additional rentals based on reimbursements of the tenants’ share of real estate taxes, insurance and other costs. These revenues are recognized in the period in which the applicable expenses are incurred.
Other Property Revenues
      Other property revenues generally consist of revenues for termination fees.
Use of Estimates
      The preparation of the statements of revenues and certain expenses in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statements of revenues and certain expenses and accompanying notes. Actual results could differ from those estimates.
3.   MINIMUM FUTURE RENTALS
      Pickering has noncancelable leases with tenants requiring monthly payments of specified minimum rent. A majority of the leases require reimbursement by the tenant of substantially all operating expenses of the property. Minimum future rental commitments under the noncancelable operating leases at December 31, 2004 are as follows:

Year ending December 31,
2005	$1,755,000
2006	1,626,000
2007	1,165,000
2008	952,000
2009	910,000
Thereafter	1,222,000

$7,630,000

4.	UNAUDITED INTERIM FINANCIAL INFORMATION
      The statement of revenues and certain expenses for the three months ended March 31, 2005 is unaudited. In the opinion of management, this financial statement reflects all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the results of the interim period. The operating results of the three-month interim period are not necessarily indicative of the results that may be expected for a full year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder of
Midlantic Office Trust, Inc.
We have audited the accompanying statements of revenues and certain expenses of Cross Keys for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of Cross Keys’ management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of revenues and certain expenses are free of material misstatement. Cross Keys has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of Cross Keys’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
The accompanying statements of revenues and certain expenses were prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Form S-11 of Midlantic Office Trust, Inc., as a result of the proposed acquisition of Cross Keys by Midlantic Office Trust, Inc. Material amounts, as described in Note 1 to the statements of revenues and certain expenses, that would not be directly attributable to future operating results of Cross Keys are excluded, and the financial statements are not intended to be a complete presentation of Cross Keys’ revenues and expenses.
In our opinion, the statements of revenues and certain expenses present fairly, in all material respects, the revenues and certain expenses of Cross Keys for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
McLean, Virginia
May 12, 2005

CROSS KEYS
STATEMENTS OF REVENUES
AND CERTAIN EXPENSES

	Three months	Year ended December 31,
	ended March 31,
	2005	2004	2003	2002

	(unaudited)
REVENUES:
Rental income	$451,000	$1,780,000	$1,594,000	$1,182,000
Recoveries from tenants	79,000	347,000	183,000	89,000
Other property revenues	1,000	17,000	5,000	1,000

Total revenues	531,000	2,144,000	1,782,000	1,272,000

CERTAIN EXPENSES:
Management fees	21,000	82,000	71,000	45,000
Taxes	28,000	122,000	108,000	79,000
Other property expenses	153,000	622,000	631,000	584,000

Total certain expenses	202,000	826,000	810,000	708,000

REVENUES IN EXCESS OF CERTAIN EXPENSES	$329,000	$1,318,000	$972,000	$564,000

See Notes to Statements of Revenues and Certain Expenses

CROSS KEYS
NOTES TO STATEMENTS OF REVENUES
AND CERTAIN EXPENSES

1.	ORGANIZATION AND BASIS FOR PRESENTATION
      Cross Keys consists of a four-story office building located in Doylestown, Pennsylvania.
      The accompanying statements of revenues and certain expenses have been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statements are not representative of the actual operations for the years presented due to the exclusion of revenues and certain expenses, which may not be comparable to the proposed future operations of the properties. Such material items include depreciation, amortization, interest expense and interest income.
2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition
      Cross Keys leases space to tenants, for which such tenants are charged minimum rent that is recognized on a straight-line basis over the terms of the respective leases which may include periods of free rent/ rent holidays. The lease agreements contain provisions that provide for additional rentals based on reimbursements of the tenants’ share of real estate taxes, insurance and other costs. These revenues are recognized in the period in which the applicable expenses are incurred.
Other Property Revenues
      Other property revenues generally consist of revenues for termination fees.
Use of Estimates
      The preparation of the statements of revenues and certain expenses in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statements of revenues and certain expenses and accompanying notes. Actual results could differ from those estimates.

3.	MINIMUM FUTURE RENTALS
      Cross Keys has noncancelable leases with tenants requiring monthly payments of specified minimum rent. A majority of the leases require reimbursement by the tenant of substantially all operating expenses of the property. Minimum future rental commitments under the noncancelable operating leases at December 31, 2004 are as follows:

Year ending December 31,
2005	$1,767,000
2006	1,585,000
2007	1,556,000
2008	1,513,000
2009	1,021,000
Thereafter	2,202,000

$9,644,000

4.	UNAUDITED INTERIM FINANCIAL INFORMATION
      The statement of revenues and certain expenses for the three months ended March 31, 2005 is unaudited. In the opinion of management, this financial statement reflects all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the results of the interim period. The operating results of the three-month interim period are not necessarily indicative of the results that may be expected for a full year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholder of
Midlantic Office Trust, Inc.
We have audited the accompanying statement of revenues and certain expenses of Blue Bell Plaza for the year ended December 31, 2004. This financial statement is the responsibility of Blue Bell Plaza’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of revenues and certain expenses is free of material misstatement. Blue Bell Plaza has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of Blue Bell Plaza’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.
The accompanying statement of revenues and certain expenses was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission for inclusion in Form S-11 of Midlantic Office Trust, Inc., as a result of the proposed acquisition of Blue Bell Plaza by Midlantic Office Trust, Inc. Material amounts, as described in Note 1 to the statement of revenues and certain expenses, that would not be directly attributable to future operating results of Blue Bell Plaza are excluded, and the financial statement is not intended to be a complete presentation of Blue Bell Plaza’s revenues and expenses.
In our opinion, the statement of revenues and certain expenses presents fairly, in all material respects, the revenues and certain expenses of Blue Bell Plaza for the year ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.
/s/ Deloitte & Touche LLP
McLean, Virginia
May 12, 2005

BLUE BELL PLAZA
STATEMENTS OF REVENUES
AND CERTAIN EXPENSES

	Three Months Ended	Year Ended
	March 31, 2005	December 31, 2004

	(unaudited)
REVENUES:
Rental income	$901,000	$3,519,000
Recoveries from tenants	101,000	481,000
Other property revenues	—	—

Total revenues	1,002,000	4,000,000

CERTAIN EXPENSES:
Management fees	38,000	154,000
Taxes	82,000	336,000
Other property operating expenses	181,000	616,000

Total certain expenses	301,000	1,106,000

REVENUES IN EXCESS OF CERTAIN EXPENSES	$701,000	$2,894,000

See Notes to Statements of Revenues and Certain Expenses

BLUE BELL PLAZA
NOTES TO THE STATEMENTS OF REVENUES
AND CERTAIN EXPENSES

1.	ORGANIZATION AND BASIS FOR PRESENTATION
      Blue Bell Plaza (“Blue Bell”) consists of two office buildings (516 and 518 Township Line Road) located in Blue Bell, Pennsylvania.
      The accompanying statement of revenues and certain expenses has been prepared for the purpose of complying with Rule 3-14 of Regulation S-X promulgated under the Securities Act of 1933, as amended. Accordingly, the statement is not representative of the actual operations for the years presented due to the exclusion of revenues and certain expenses, which may not be comparable to the proposed future operations of the properties. Such material items include depreciation, amortization, interest expense and interest income.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition
      Blue Bell leases space to tenants, for which such tenants are charged minimum rent that is recognized on a straight-line basis over the terms of the respective leases which may include periods of free rent/rent holidays. The lease agreements contain provisions that provide for additional rentals based on reimbursements of the tenants’ share of real estate taxes, insurance and other costs. These revenues are recognized in the period in which the applicable expenses are incurred.
Other Property Revenues
      Other property revenues generally consist of revenues for termination fees.
Use of Estimates
      The preparation of the statement of revenues and certain expenses in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the statement of revenues and certain expenses and accompanying notes. Actual results could differ from those estimates.

3.	MINIMUM FUTURE RENTALS
      Blue Bell has noncancelable leases with tenants requiring monthly payments of specified minimum rent. A majority of the leases require reimbursement by the tenant of substantially all operating expenses of the property. Minimum future rental commitments under the noncancelable operating leases at December 31, 2004 are as follows:

Year ending December 31,
2005	$3,729,000
2006	3,729,000
2007	3,729,000
2008	3,483,000
2009	777,000
Thereafter	1,943,000

$17,390,000

4.	UNAUDITED INTERIM FINANCIAL INFORMATION
      The statement of revenues and certain expenses for the three months ended March 31, 2005 is unaudited. In the opinion of management, this financial statement reflects all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the results of the interim period. The operating results of the three-month interim period are not necessarily indicative of the results that may be expected for a full year.

Midlantic Office Trust Markets

102 Pickering Way
102 Pickering Way
79,800 sq. ft.
Cross Keys
4259 West Swamp Road
81,800 sq. ft.
Blue Bell
516 Township Line Road
29,900 sq. ft.
518 Township Line Road
125,000 sq. ft.
W.Germantown Pike
200 West Germantown Pike
16,700 sq. ft.
220 West Germantown Pike
98,200 sq. ft.
Fort Washington
600 Office Center Drive
119,800 sq. ft.
601 Office Center Drive
136,600 sq. ft.
602 Office Center Drive
136,700 sq. ft.
PENNSYLVANIA
NEW JERSEY
Doylestown
Fort Washington
Blue Bell
Exton
Plymouth Meeting
PHILADELPHIA
MARYLAND
DELAWARE
WASHINGTON, DC
Chantilly
Centreville
Springfield
Manassas
VIRGINIA
Sudley North
7800 Donegan Drive, Bldg. A
22,700 sq. ft.
7960 Donegan Drive, Bldg. B
62,400 sq. ft.
7751 Ashton Ave. Bldg. C
31,100 sq. ft.
7987 Sudley Road, Bldg. D
69,400 sq. ft.
7701 Donegan Drive, Bank Bldg.
3,500 sq. ft.
Fort Hill Centre
5900 Centreville Road
66,500 sq. ft.
Wynwood
5160 Parkstone Drive
46,600 sq. ft.
5180 Parkstone Drive
41,600 sq. ft.
Versar Center
6800 Versar Center
110,300 sq. ft.
6850 Versar Center
105,900 sq. ft.

12,750,000 Shares
Common Stock

PROSPECTUS

Friedman Billings Ramsey
                    , 2005

PART II.
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 31.	Other Expenses of Issuance and Distribution.
      The following table sets forth the costs and expenses of the sale and distribution of the securities being registered, all of which are being borne by the Registrant.

Securities and Exchange Commission registration fee	$30,454
NASD filing fee	26,375
NYSE listing fee	150,000
Printing and engraving fees	375,000
Legal fees and expenses	1,288,000
Accounting fees and expenses	1,200,000
Blue sky fees and expenses	15,000
Transfer Agent and Registrar fees	15,500
Miscellaneous	650,000

Total	$3,750,329

      All expenses, except the Securities and Exchange Commission registration fee, the NASD filing fee and the NYSE listing fee, are estimated.
Item 32.     Sales to Special Parties.
      Except for (i) the sale of 1,000 shares of our common stock to Sidney M. Bresler at par value per share for an aggregate price of $10 in connection with the Registrant’s formation in March 2005 (which, as a result of a stock split in the form of a stock dividend, Mr. Bresler will own 63,750 shares of our common stock immediately prior to the offering) and (ii) our agreement to issue to Bresler & Reiner LTIP units in our operating partnership in an amount equal to 2% of our common stock being sold in this offering in connection with the license and non-competition agreement executed and delivered before the initial filing of this registration statement, there have been no sales of unregistered securities by the Registrant in the last six months. These shares were sold or issued in accordance with the exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.
Item 33.     Recent Sales of Unregistered Securities.
      Except for (i) the sale of 1,000 shares of our common stock to Sidney M. Bresler at par value per share for an aggregate price of $10 in connection with the Registrant’s formation in March 2005 (which, as a result of a stock split in the form of a stock dividend, Mr. Bresler will own 63,750 shares of our common stock immediately prior to the offering) and (ii) our agreement to issue to Bresler & Reiner LTIP units in our operating partnership in an amount equal to 2% of our common stock being sold in this offering in connection with the license and non-competition agreement executed and delivered before the initial filing of this registration statement, there have been no sales of unregistered securities by the Registrant in the last six months. These securities were sold or issued in accordance with the exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

Item 34.     Indemnification of Directors and Officers.
      Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages except for liability resulting from:

•	actual receipt of an improper benefit or profit in money, property or services; or

•	active and deliberate dishonesty established by a final judgment and which is material to the cause of action.
      Our charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law.
      Our charter also authorizes our company, to the maximum extent permitted by Maryland law, to obligate our company to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.
      Our bylaws obligate us, to the maximum extent permitted by Maryland law, to indemnify any present or former director or officer or any individual who, while a director or officer of our company and at the request of our company, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise as a director, officer, partner or trustee and who is made, or threatened to be made, a party to the proceeding by reason of his or her service in that capacity, from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. Our charter and bylaws also permit our company to indemnify and advance expenses to any individual who served a predecessor of our company in any of the capacities described above and any employee or agent of our company or a predecessor of our company.
      Maryland law requires a corporation (unless its charter provides otherwise, which our charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that:

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, or

•	the director or officer actually received an improper personal benefit in money, property or services, or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.
      However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis of that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of:

•	a written affirmation by the director or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and

•	a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
      We also expect to enter into indemnification agreements with our directors and certain executive officers that obligate us to indemnify them to the maximum extent permitted by Maryland law. The indemnification agreements will require us to indemnify the director or officer, the indemnitee, against all judgments, penalties, fines and amounts paid in settlement and all expenses actually and reasonably incurred by the indemnitee or on his or her behalf in connection with a proceeding other than one initiated by or on behalf of us. In addition, the indemnification agreements require us to indemnify the indemnitee against all amounts paid in settlement and all expenses actually and reasonably incurred by the indemnitee or on his or her behalf in connection with a proceeding that is brought by or on behalf of us. In either case, the indemnitee is not entitled to indemnification if it is established that one of the exceptions to indemnification under Maryland law set forth above exists. In addition, the indemnification agreements will require us to advance reasonable expenses incurred by the indemnitee within ten days of the receipt by us of a statement from the indemnitee requesting the advance, provided the statement evidences the expenses and is accompanied by: (1) a written affirmation of the indemnitee’s good faith belief that he or she has met the standard of conduct necessary for indemnification, and (2) an undertaking by or on behalf of the indemnitee to repay the amount if it is ultimately determined that the standard of conduct was not met. The indemnification agreements also provide for procedures for the determination of entitlement to indemnification.
      The general effect to investors of any arrangement under which any person who controls us or any of our directors, officers or agents who is insured or indemnified against liability is a potential reduction in distributions to our stockholders resulting from our payment of premiums associated with liability insurance and payment of indemnifiable expenses and losses.
      The SEC takes the position that indemnification against liabilities arising under the Securities Act is against public policy and unenforceable. As a result, indemnification of our directors and officers may not be allowed for liabilities arising from or out of a violation of state or federal securities laws.
Item 35.     Treatment of Proceeds from Stock Being Registered.
      None of the proceeds will be credited to an account other than the appropriate capital share account.
Item 36.     Financial Statements and Exhibits.
      (a) Financial Statements. See page F-1 for an index of the financial statements included in the Registration Statement.
      (b) Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this registration statement on Form S-11:

Exhibit		Description of Exhibits

1	.1*	Form of Underwriting Agreement, dated , 2005 by and among Midlantic Office Trust, Inc., Midlantic Partnership, LP and Friedman, Billings, Ramsey & Co., Inc.
3	.1*	Articles of Amendment and Restatement of Midlantic Office Trust, Inc.
3	.2*	Amended and Restated Bylaws of Midlantic Office Trust, Inc.
3	.3*	Amended and Restated Agreement of Limited Partnership of Midlantic Partnership, L.P.
4	.1*	Form of Common Stock Certificate, par value $0.01 per share

Exhibit		Description of Exhibits

5	.1*	Opinion of Venable LLP with respect to the legality of the shares being registered
8	.1*	Opinion of Hunton & Williams LLP with respect to certain tax matters
10.1		Purchase and Sale Agreement, dated July 21, 2005, between Ft. Hill Office Associates, LLC and Midlantic Partnership, LP (Fort Hill Centre)
10	.2(a)	Purchase and Sale Agreement, dated July 21, 2005, between Sudley North Buildings A, B & C, LLC and Midlantic Partnership, LP (Sudley North Buildings A, B and C)
10	.2(b)	Purchase and Sale Agreement, dated July 21, 2005, between 7701 Donegan Drive, LLC and Midlantic Partnership, LP (Sudley North Bank Building)
10	.2(c)	Purchase and Sale Agreement, dated July 21, 2005, between Building D — Sudley North, LLC and Midlantic Partnership, LP (Sudley North Building D)
10.3		Purchase and Sale Agreement, dated July 21, 2005, between B&R 5160 Parkstone Owner, LLC and Midlantic Partnership, LP (Wynwood)
10	.4(a)	Purchase and Sale Agreement, dated July 21, 2005, between B.R. Properties Owner, LP and Midlantic Partnership, LP (Fort Washington Executive Center — 600 and 601 Office Center Drive)
10	.4(b)	Purchase and Sale Agreement, dated July 21, 2005, between B&R Investments (PA) L.P. and Midlantic Partnership, LP (Fort Washington Executive Center — 602 Office Center Drive)
10.5		Purchase and Sale Agreement, dated July 21, 2005, between 220 West Germantown Pike Owner, LP and Midlantic Partnership, LP (200 and 220 West Germantown Pike)
10.6		Purchase and Sale Agreement, dated July 21, 2005, between 102 Pickering Way, L.P. and Midlantic Partnership, LP (102 Pickering Way)
10.7		Purchase and Sale Agreement, dated July 21, 2005, between 4259 West Swamp Road Owner, LP and Midlantic Partnership, LP (Cross Keys Building)
10.8		Purchase and Sale Agreement, dated July 21, 2005, between Springfield Realty Investors, LLC and Midlantic Partnership, LP (Versar Center)
10.9		Assignment and Assumption Agreement, dated July 21, 2005, between Bresler & Reiner, Inc. and Midlantic Partnership, LP (Blue Bell Plaza)
10	.10*	Employee Lease and Transition Services Agreement, dated , 2005, between Bresler & Reiner, Inc., Midlantic Office Trust, Inc. and Midlantic Partnership, LP
10.11		License and Non-Competition Agreement, dated May 12, 2005, between Bresler & Reiner, Inc. and Midlantic Office Trust, Inc. (Previously filed as Exhibit 10.12 to the Company’s Registration Statement on Form S-11 (Registration No. 333-124933) on May 13, 2005 and incorporated by reference herein)
10	.12*	Employment Agreement, dated , 2005, between Midlantic Office Trust, Inc. and Sidney M. Bresler
10	.13*	Employment Agreement, dated , 2005, between Midlantic Office Trust, Inc. and Dana K. Weinberg
10	.14*	Employment Agreement, dated , 2005, between Midlantic Office Trust, Inc. and Paul J. Zambrotta
10	.15*	Midlantic Office Trust, Inc. 2005 Equity Compensation Plan
10	.16*	Form of Indemnification Agreement between Midlantic Office Trust, Inc. and each of its executive officers and directors.
10	.17*	Deferred Compensation Plan
21	.1*	Subsidiaries of Midlantic Office Trust, Inc.
23	.1*	Consent of Venable LLP (included in its opinion filed as Exhibit 5.1 hereto)
23	.2*	Consent of Hunton & Williams LLP (included in its opinion filed as Exhibit 8.1 hereto)
23.3		Consent of Deloitte & Touche LLP
23.4		Consent of Ernst & Young LLP
23.5		Consent of Torto Wheaton Research (Previously filed as Exhibit 23.5 to the Company’s Registration Statement on Form S-11/A (Registration No. 333-124933) on June 23, 2005 and incorporated by reference herein)

Exhibit	Description of Exhibits

99.1	Consent of Charles S. Bresler to being named as a director nominee (Previously filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-11 (Registration No. 333-124933) on May 13, 2005 and incorporated by reference herein)
99.2	Consent of Gretchen M. Dudney to being named as director nominee (Previously filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-11 (Registration No. 333-124933) on May 13, 2005 and incorporated by reference herein)
99.3	Consent of John E. Geller to being named as a director nominee (Previously filed as Exhibit 99.3 to the Company’s Registration Statement on Form S-11 (Registration No. 333-124933) on May 13, 2005 and incorporated by reference herein)
99.4	Consent of Joseph V. Green to being named as a director nominee (Previously filed as Exhibit 99.4 to the Company’s Registration Statement on Form S-11 (Registration No. 333-124933) on May 13, 2005 and incorporated by reference herein)
99.5	Consent of Bruce D. Wardinski to being named as a director nominee (Previously filed as Exhibit 99.5 to the Company’s Registration Statement on Form S-11/A (Registration No. 333-124933) on June 23, 2005 and incorporated by reference herein)

*	To be filed by amendment.
Item 37.     Undertakings.
      (a) The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
      (c) The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Rockville, Maryland, on the 26th day of July, 2005.

MIDLANTIC OFFICE TRUST, INC.

By:	/s/ Sidney M. Bresler

Sidney M. Bresler
Chairman, President and Chief Executive Officer
(Principal Financial Officer and Principal Accounting Officer)

EXHIBIT INDEX

Exhibit		Description of Exhibits

1	.1*	Form of Underwriting Agreement, dated , 2005 by and among Midlantic Office Trust, Inc., Midlantic Partnership, LP and Friedman, Billings, Ramsey & Co., Inc.
3	.1*	Articles of Amendment and Restatement of Midlantic Office Trust, Inc.
3	.2*	Amended and Restated Bylaws of Midlantic Office Trust, Inc.
3	.3*	Amended and Restated Agreement of Limited Partnership of Midlantic Partnership, L.P.
4	.1*	Form of Common Stock Certificate, par value $0.01 per share
5	.1*	Opinion of Venable LLP with respect to the legality of the shares being registered
8	.1*	Opinion of Hunton & Williams LLP with respect to certain tax matters
10.1		Purchase and Sale Agreement, dated July 21, 2005, between Ft. Hill Office Associates, LLC and Midlantic Partnership, LP (Fort Hill Centre)
10	.2(a)	Purchase and Sale Agreement, dated July 21, 2005, between Sudley North Buildings A, B & C, LLC and Midlantic Partnership, LP (Sudley North Buildings A, B and C)
10	.2(b)	Purchase and Sale Agreement, dated July 21, 2005, between 7701 Donegan Drive, LLC and Midlantic Partnership, LP (Sudley North Bank Building)
10	.2(c)	Purchase and Sale Agreement, dated July 21, 2005, between Building D — Sudley North, LLC and Midlantic Partnership, LP (Sudley North Building D)
10.3		Purchase and Sale Agreement, dated July 21, 2005, between B&R 5160 Parkstone Owner, LLC and Midlantic Partnership, LP (Wynwood)
10	.4(a)	Purchase and Sale Agreement, dated July 21, 2005, between B.R. Properties Owner, LP and Midlantic Partnership, LP (Fort Washington Executive Center — 600 and 601 Office Center Drive)
10	.4(b)	Purchase and Sale Agreement, dated July 21, 2005, between B&R Investments (PA) L.P. and Midlantic Partnership, LP (Fort Washington Executive Center — 602 Office Center Drive)
10.5		Purchase and Sale Agreement, dated July 21, 2005, between 220 West Germantown Pike Owner, LP and Midlantic Partnership, LP (200 and 220 West Germantown Pike)
10.6		Purchase and Sale Agreement, dated July 21, 2005, between 102 Pickering Way, L.P. and Midlantic Partnership, LP (102 Pickering Way)
10.7		Purchase and Sale Agreement, dated July 21, 2005, between 4259 West Swamp Road Owner, LP and Midlantic Partnership, LP (Cross Keys Building)
10.8		Purchase and Sale Agreement, dated July 21, 2005, between Springfield Realty Investors, LLC and Midlantic Partnership, LP (Versar Center)
10.9		Assignment and Assumption Agreement, dated July 21, 2005, between Bresler & Reiner, Inc. and Midlantic Partnership, LP (Blue Bell Plaza)
10	.10*	Employee Lease and Transition Services Agreement, dated , 2005, between Bresler & Reiner, Inc., Midlantic Office Trust, Inc. and Midlantic Partnership, LP
10.11		License and Non-Competition Agreement, dated May 12, 2005, between Bresler & Reiner, Inc. and Midlantic Office Trust, Inc. (Previously filed as Exhibit 10.12 to the Company’s Registration Statement on Form S-11 (Registration No. 333-124933) May 13, 2005 and incorporated by reference herein)
10	.12*	Employment Agreement, dated , 2005, between Midlantic Office Trust, Inc. and Sidney M. Bresler
10	.13*	Employment Agreement, dated , 2005, between Midlantic Office Trust, Inc. and Dana K. Weinberg
10	.14*	Employment Agreement, dated , 2005, between Midlantic Office Trust, Inc. and Paul J. Zambrotta
10	.15*	Midlantic Office Trust, Inc. 2005 Equity Compensation Plan
10	.16*	Form of Indemnification Agreement between Midlantic Office Trust, Inc. and each of its executive officers and directors.
10	.17*	Deferred Compensation Plan
21	.1*	Subsidiaries of Midlantic Office Trust, Inc.

Exhibit		Description of Exhibits

23	.1*	Consent of Venable LLP (included in its opinion filed as Exhibit 5.1 hereto)
23	.2*	Consent of Hunton & Williams LLP (included in its opinion filed as Exhibit 8.1 hereto)
23.3		Consent of Deloitte & Touche LLP
23.4		Consent of Ernst & Young LLP
23.5		Consent of Torto Wheaton Research (Previously filed as Exhibit 23.5 to the Company’s Registration Statement on Form S-11/A (Registration No. 333-124933) on June 23, 2005 and incorporated by reference herein)
99.1		Consent of Charles S. Bresler to being named as a director nominee (Previously filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-11 (Registration No. 333-124933) on May 13, 2005 and incorporated by reference herein)
99.2		Consent of Gretchen M. Dudney to being named as director nominee (Previously filed as Exhibit 99.2 to the Company’s Registration Statement on Form S-11 (Registration No. 333-124933) on May 13, 2005 and incorporated by reference herein)
99.3		Consent of John E. Geller to being named as a director nominee (Previously filed as Exhibit 99.3 to the Company’s Registration Statement on Form S-11 (Registration No. 333-124933) on May 13, 2005 and incorporated by reference herein)
99.4		Consent of Joseph V. Green to being named as a director nominee (Previously filed as Exhibit 99.4 to the Company’s Registration Statement on Form S-11 (Registration No. 333-124933) on May 13, 2005 and incorporated by reference herein)
99.5		Consent of Bruce D. Wardinski to being named as a director nominee (Previously filed as Exhibit 99.5 to the Company’s Registration Statement on Form S-11/A (Registration No. 333-124933) on June 23, 2005 and incorporated by reference herein)

*	To be filed by amendment.